Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192805

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED January 6, 2015

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 12, 2013

US$

Republic of the Philippines

% Global Bonds due 2040

The Republic of the Philippines (the “Republic”) will pay interest on the global bonds on              and              in each year. The first interest payment on the global bonds will be made on             , 2015 in respect of the period from (and including)             , 2015 to (but excluding)             , 2015. The Republic may not redeem the global bonds prior to their maturity. The global bonds will mature at par on             .

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding certain aspects of default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness (as defined in the accompanying prospectus dated December 12, 2013). Under these provisions, which are described in the section entitled “Collective Action Securities” on page 128 of the accompanying prospectus, the Republic may, among other things, amend the payment provisions of the global bonds and certain other material terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., on or about             , 2015.

	Per Bond		Total
Price to investors		%	US$
Underwriting discounts and commissions		%	US$
Proceeds, before expenses, to the Republic		%	US$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Global Coordinators

Deutsche Bank Securities	HSBC

Joint Lead Managers and Joint Bookrunners

Citigroup	Credit Suisse	Deutsche Bank Securities	Goldman Sachs	HSBC	J.P. Morgan	Morgan Stanley	Standard Chartered Bank	UBS

The date of this prospectus supplement is             , 2015

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You should read this prospectus supplement along with the prospectus that accompanies it. You should rely only on the information contained or incorporated by reference in this document and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. This document and the accompanying prospectus may only be used for the purposes for which they have been published. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement or the accompanying prospectus, as applicable. Terms used herein but not otherwise defined shall have the meaning given to them in the prospectus that accompanies this prospectus supplement.

INTRODUCTORY STATEMENTS

The Republic accepts responsibility for the information that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Description of the Securities—Description of the Debt Securities—Jurisdiction and Enforceability” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the global bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting” on page S-41.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The global bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such global bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

All references in this prospectus supplement (a) to the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) to the “Government” are to the national government of the Philippines and (c) to “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

Unless otherwise indicated, all references in this prospectus supplement to “(Peso)” are to the lawful national currency of the Philippines, those to “dollars,” “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States of America.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Issuer	Republic of the Philippines.

Bonds	US$ % Global Bonds due 2040.

Interest	The global bonds will bear interest at % from , 2015, payable semi-annually in arrears.

Issue Date	, 2015.

Interest Payment Dates	and of each year, payable to the persons who are registered holders thereof at the close of business on the preceding or , as applicable, whether or not a business day. The first interest payment will be made on , 2015 in respect of the period from (and including) , 2015 to (but excluding) , 2015.

Maturity Date	, 2040.

Issuer Redemption	The Republic may not redeem the global bonds prior to maturity.

Status of Bonds	The global bonds will be direct, unconditional, unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See “Description of the Securities—Description of the Debt Securities—Status of Bonds” in the accompanying prospectus.

Negative Pledge	With certain exceptions, the Republic has agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public Indebtedness. The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Taxation	The Republic will make all payments of principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required, subject to certain exceptions. See “Description of the Securities—Description of the Debt Securities—Additional Amounts” in the accompanying prospectus.

Collective Action Clauses	The global bonds will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled “Collective Action Securities” on page 128 of the accompanying prospectus, the Republic may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

Cross-Defaults	Events of default with respect to the global bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See “Collective Action Securities—Events of Default: Cross Default and Cross Acceleration” in the accompanying prospectus.

Listing	The Republic is offering the global bonds for sale in the United States and elsewhere where such offer and sale is permitted. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Form, Denomination and Registration

The global bonds will be issued in fully registered form in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds. See “Description of the Securities—Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Further Issues	The Republic may from time to time, without notice to or the consent of the registered holders of the global bonds, issue further bonds which will form a single series with the global bonds. See “Collective Action Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds	The Republic intends to use the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the bonds that it purchases pursuant to its invitation for offers (the “Invitation for Offers”) in respect of certain series of the Republic’s foreign currency-denominated bonds (the “Old Bonds”) announced on January 6, 2015, as well as expenses incurred by the Republic in that transaction. The Republic may also use any proceeds for general purposes of the Republic, including budgetary support.

Fiscal Agent	The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.).

Governing Law	The fiscal agency agreement and the global bonds will be governed by and interpreted in accordance with the laws of the State of New York. The laws of the Republic will govern all matters governing authorization and execution of the fiscal agency agreement and the global bonds by the Republic.

Conflicts of Interest	As described in the “Use of Proceeds,” the Republic intends to use a portion of the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the Old Bonds it purchases pursuant to the Invitation for Offers. Each of Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Standard Chartered Bank and UBS AG, Hong Kong Branch and/or their respective affiliates may be a holder of certain of the Old Bonds as set forth in the Invitation for Offers and may, together with their respective affiliates, each receive 5% or more of the proceeds from the offering of global bonds. Because of the manner in which the net proceeds are being used, the offering of global bonds will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not necessary in connection with the offering of global bonds because the securities offered hereby are investment-grade rated. Accordingly, the offering of global bonds is being made in compliance with the requirements of FINRA Rule 5121. Additionally, client accounts over which Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Standard Chartered Bank and UBS AG, Hong Kong Branch have investment discretion are not permitted to purchase the global bonds, either directly or indirectly, without the specific written approval of the accountholder.

USE OF PROCEEDS

The Republic intends to use the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the bonds that it purchases pursuant to its Invitation for Offers, as well as expenses incurred by the Republic in that transaction. The Republic may also use any proceeds for general purposes of the Republic, including budgetary support. None of the underwriters shall have any responsibility for the application of the net cash proceeds from the sale of the global bonds.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the accompanying prospectus dated December 12, 2013.

Recent Political Developments

State of the Nation Address

On July 28, 2014, President Benigno Aquino delivered his fifth State of the Nation Address. The President highlighted a number of important developments in the economic development of the Philippines, including the implementation of the Disbursement Acceleration Program, which has contributed (Peso)1.6 billion to the Training for Work Scholarship Program of the Technical Education and Skills Development Authority, and the lowering of the poverty rate, from 27.9% in the first half of 2012 to 24.9% in the first half of 2013. The President also highlighted the current administration’s good governance efforts against abuses of power by Government officials, noting the significant changes in the Bureau of Customs as an example of the efforts. In February, the Government approved the importation of 800,000 metric tons of rice to replenish buffer-stocks in the aftermath of Typhoon “Yolanda” (also known as Typhoon “Haiyan”). In July, the importation of an additional 500,000 metric tons was approved, and the National Food Authority (the “NFA”) was granted standing authority to import an additional 500,000 metric tons to prepare for the effects on harvests and rice prices of any future natural disasters.

The President noted that the infrastructure investment budget has more than doubled since 2011, from (Peso)200.3 billion in 2011 to (Peso)404.3 billion in 2014. The President also noted the Republic’s focus on improved management of its debt, which resulted in May 2014 in upgrades to the Republic’s credit ratings by Moody’s Investor Services, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“Standard & Poor’s”) and Fitch Ratings Ltd. (“Fitch”). These upgrades enabled the Government to reduce further its borrowing costs and attract investment. Increased investor confidence in the Republic was also reflected in the participation of investors in a total of seven public-private partnership projects, with a total value of (Peso)62.6 billion, between December 2011 and June 2014.

Philippine Development Plan

In 2014, the National Economic and Development Authority (“NEDA”) published a mid-term update to the Government’s Philippine Development Plan (“PDP”). The update makes several adjustments to the policies and strategies of the PDP based on the results from its implementation in 2011 to date. Considering the number of impoverished households, poverty rates and the vulnerability of the local population, the adjusted policies and strategies will focus on vulnerable provinces and their needs. In the interest of measuring results against these policy goals, poverty and employment targets have been expanded to include not only job creation data, but also unemployment and underemployment data as well as poverty targets. Specifically, the updated PDP aims for average annual economic growth of 7% to 8% until 2016 and reductions in the rate of unemployment to between 6.5% to 6.7%, in the rate of underemployment to 17% and in the incidence of income poverty to between 18% to 20% by 2016.

Ratings Upgrade

In December 2014, Moody’s further upgraded the Republic’s credit ratings, citing ongoing debt reduction, aided by improvements in fiscal management, continued favorable prospects for strong economic growth and limited vulnerability to the common risks affecting emerging markets as key drivers for the decision to upgrade the Republic’s rating. Moody’s also upgraded the Republic’s foreign currency shelf rating.

Efforts Against Corruption

Arrest of Former General Palparan

On August 12, 2014, the Armed Forces of the Philippines (the “AFP”) arrested former general Jovito Palparan in connection with the disappearance of two student activists who had alleged ties to leftist organizations.

Internal Conflict with Rebel Groups

The Government continues to implement the “Bayanihan” (meaning “spirit of unity”) campaign, which focuses on non-combat operations targeted to eliminate poverty and other causes of rebellion, while pursuing peace talks with communist groups and the Moro Islamic Liberation Front (“MILF”) and the transition of internal security functions from the AFP to the Philippine National Police (the “PNP”). The plan is scheduled to remain in effect until 2016.

Moro Islamic Liberation Front

The Government and the MILF signed, on January 25, 2014, the annex on normalization, the last of four annexes to the overall framework peace agreement on Bangsamoro signed on October 7, 2012 (the “Framework Agreement”). Bangsamoro is the historical name for the traditionally Muslim portions of Mindanao. The annex addresses the security arrangements for the autonomous Bangsamoro political entity created by the Framework Agreement as a replacement for the Autonomous Region in Muslim Mindanao (the “ARMM”) and includes agreements on the police force in Bangsamoro, the decommissioning of the MILF’s Bangsamoro Islamic Armed Forces and redeployment of AFP forces in Bangsamoro, among other matters.

The Framework Agreement and its four annexes are the result of a 17 year long peace process facilitated by the Malaysian-led International Monitoring Team and supported by the Ad Hoc Joint Action Group, which comprises states and non-governmental organizations. The Government expects the completion of the peace process to pay significant dividends for Bangsamoro and the Republic, as resources can increasingly be focused on funding gaps in the development of local infrastructure and governmental capacity in Bangasmoro.

Following the completion of the Framework Agreement and its four annexes, the Bangasmoro Basic Law was submitted by the Transition Commission to Congress for their approval; following which, it will be subject to a general referendum. While Congress deliberates on the proposed Bangsamoro Basic Law, the peace panels of the Government and of MILF agreed to organize a body called the Coordination Team for the Transition to the Bangsamoro Transition Authority on November 24, 2014, during a special meeting in Malaysia. According to the terms of reference signed by the panels, the Coordination Team shall serve as the “primary mechanism for coordination between Parties and concerned agencies to ensure that the necessary steps are undertaken in preparation for the transition leading to the installation of the BTA.” According to the road map signed by the two parties, the ARMM shall be abolished once the Bangsamoro Basic Law is ratified and the Bangsamoro Transition Authority is established. The Bangsamoro Transition Authority shall serve as the interim government in the Bangsamoro during the period between the ratification of the Bangsamoro Basic Law and the assumption into office of the elected members of the Bangsamoro Parliament. According to its terms of reference, the Coordination Team shall facilitate the generation and sharing of necessary information related to the transition to the Bangsamoro Transition Authority such as, but not limited to, the inventory of personnel, programs, properties, assets and receivables that would be turned over to the Bangsamoro Transition Authority.

Moro National Liberation Front

On January 27, 2014, in an operation coordinated with the MILF, the AFP and the PNP began an operation against a faction of the Moro National Liberation Front (the “MNLF”) known as the Bangsamoro Islamic Freedom Fighters, two days after the signing of the annex on normalization. Thirty seven members of the Bangsamoro Islamic Freedom Fighters were killed in the operation.

On February 3, 2014, Abul Khayr Alonto was elected Chairman of the MNLF, following the disappearance of Nur Misuari, the former Chairman who is believed to have gone into hiding following the issuance of a warrant for his arrest after he and his commander, Khabir Malik, led a siege and temporary occupation of Zamboanga City, Philippines in September 2013. Following the election, the MNLF re-affirmed its commitment to the peace process and the establishment of the independent Bangsamoro. The newly elected chairman vowed to support the creation of the Bangsamoro political entity after the January 25, 2014 signing of the annex on normalization.

In a meeting on October 13, 2014, the MNLF and the MILF formally activated the Bangsamoro Coordination Forum (the “BCF”). The meeting was attended by Egyptian Ambassador Mahmoud Mostafa, who currently chairs the Peace Committee on Southern Philippines of the Organization of Islamic Cooperation (the “OIC”), Hassan Abdein, OIC Department of Minorities and Communities, Office of the Presidential Adviser on the Peace Process Undersecretary Jose Lorena, National Security Council Deputy Director General Zenonida Brosas and Department of Foreign Affairs Assistant Secretary Julius Torres. The terms of reference signed by the parties to the October 2014 meeting call for a venue to discuss issues and concerns confronting the Bangsamoro people, the coordination of efforts of the MILF and the MNLF in order to consolidate their efforts towards achieving a lasting peace and consultations with other sectors of the Bangsamoro society, such as the Ulama. The BCF will comprise 20 members with equal representation of 10 members from each of the MILF and the MNLF, and is expected to meet every three months. The first meeting of the BCF was held on October 13 and 14, 2014 in Manila, and a second meeting took place November 12 through 14, 2014.

Abu Sayyaf

On June 11, 2014, a leader of Abu Sayyaf, Khair Mundos, was arrested in Southern Manila on multiple charges, including murder. The United States government has also pursued Mundos in connection with terrorist financing activities.

On June 19, 2014, seven AFP soldiers were killed and 24 others were wounded in fighting with members of Abu Sayyaf. On July 28, 2014, Abu Sayyaf, in protest against the signing of the annex in Bangsamoro on normalization in January, fired on a group of about 50 people on their way to EID celebrations, killing at least 21 and wounding 13.

On November 1, 2014, at least six members of the AFP who were guarding a road construction project in Basilan province were killed after an encounter with 20 armed members of Abu Sayyaf.

Communists and Affiliated Groups

The Republic believes that legitimate military operations are necessary to institute law and order and for the protection of human rights, and have contributed to a decreased level of hostilities and an environment conducive to peace. The Government remains committed to a peaceful resolution to the current situation and will maintain an open invitation to peace negotiations to those who want a genuine peaceful resolution.

On March 22, 2014, the AFP arrested Benito Tiamzon, the chairman of the communist rebel group the New People’s Army (the “NPA”), along with his wife, also a senior communist party officer. Tiamzon and his wife were arrested on charges of crimes against humanity, including multiple murders. The NPA’s spokesman condemned the arrest as a violation of the couple’s safe-conduct passes they received as consultants in previously stalled peace talks. Following the arrest, however, the National Democratic Front (the “NDF”) offered to restart peace talks with the Government and to meet with President Aquino. On October 26, 2014, the peace panels of both the Government and the NDF met in Utrecht, The Netherlands and discussed the possible resumption of peace talks. During the meeting, Jose Maria Sison, founder of the Communist Party of the Philippines and Chief Political Consultant of the NDF, sent a memorandum regarding a draft on “Joint Agreement on the Resumption of the Formal Talks on the Peace Negotiations,” potentially to serve as the basis for the agenda for formal talks slated to be held in December 2014. To date, consultations by both parties are ongoing to finalize the details on the possible resumption of the peace talks.

Aviation Liberalization Policies

In 2013, the International Civil Aviation Organization lifted its “significant safety concern” assessment of the Philippine civil aviation industry. In April 2014, the U.S. Federal Aviation Administration upgraded the industry’s status to Category 1, allowing more flights to U.S. territories, and the European Union Air Safety Committee removed Philippine airlines from its safety list. These changes will allow for increased flights of Philippine airlines internationally, aiding local tourism and business.

GOCC Governance Act of 2011

Over the course of 2014, seven non-performing and dormant Government-owned and controlled corporations (“GOCCs”) have been abolished by the GOCC Governance Commission (the “GOCC Commission”) pursuant to the GOCC Governance Act of 2011 (the “GOCC Act”), including PNOC Alternative Fuels Corporation and PNOC Development and Management Corporation. The GOCC Commission expects that the closure of the two subsidiaries of the Philippine National Oil Corporation will result in annual cost savings of (Peso)210 million.

To date, 20 dormant or non-performing GOCCs have been abolished by the GOCC Commission, and the GOCC Commission has further classified 20 additional GOCCs as inactive or non-operational. The GOCC Commission continues to study and monitor GOCCs to ensure that the sector becomes a tool for economic growth and development.

International Relations

Relationship with the IMF

In March 2014, the Executive Board of the International Monetary Fund (the “IMF”) concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF observed that the Republic had delivered another impressive macroeconomic performance in 2013, during which growth accelerated to 7.25% as a result of robust domestic demand, including higher public spending and private investment, supported by accommodative monetary and financial conditions. The IMF also noted that increases in net foreign earnings through the current account have helped to limit the risk of volatility in the Philippines as a result of the end of the U.S. Federal Reserve’s program of “quantitative easing.”

In terms of domestic policy, the IMF commented that it supports the Government’s dual objectives of narrowing infrastructure gaps and mobilizing additional revenue, predicting that the reorientation of expenditure to more productive capital spending and social priorities is expected to result in an increase in the economy’s future productivity. Structurally, the IMF noted that further reforms are necessary to create a more enabling business environment, and in particular recommended executing more public-private partnerships and public capital spending projects to relieve infrastructure bottlenecks and help encourage private investment.

The IMF staff most recently visited the Republic in August 2014. The visit included a number of meetings with Government officials and focused on the economic developments in the country in 2014 as well as the outlook for 2015. The IMF noted that growth in the Philippine economy in the first half of 2014 remained rapid but had moderated from the 7.25% realized in 2013. The IMF observed that the Philippine economy had been affected by volatile capital flows, slowing activity in the region and severe natural disasters; however, these factors were largely offset by strong remittances and accommodative monetary and financial conditions. Local financial markets were moderately impacted by the end of the U.S. Federal Reserve’s program of “quantitative easing,” which weakened the peso and equity prices.

Going forward, the IMF recommended a more restrictive policy stance to preserve macro-financial stability, while simultaneously increasing public investment spending and implementing reforms to make economic growth more sustainable and inclusive.

World Bank/Asian Development Bank

On November 13, 2014, the Second Implementation Support Mission of the World Bank and the Asian Development Bank on Operations of Kapit-Bisig Laban sa Kahirapan Comprehensive and Integrated Delivery of Social Services-National Community-Driven Development Program kicked off at the Department of Social Welfare and Development (“DSWD”) offices in Quezon City, Philippines. The community-driven development mission comprises two parts: first, a $3 million grant from the Japan Social Development Fund-Livelihood Opportunities for vulnerable urban communities focused on providing income-generating activities and opportunities for urban poor communities; second, the implementation of part of a World Bank Additional Financing loan, addressing issues that cause or worsen poverty in urban poor communities.

In 2015, the World Bank is expected to disburse six loans with an amount exceeding $837 million, of which two are program loans amounting to $600 million, including supplemental financing for Typhoon “Yolanda” recovery and the third Development Policy Loan to foster inclusive growth. Four project loans are expected to amount to $237 million, including support for the national community-driven development project, learning, equity and accountability program support, Philippine rural development projects and Cebu bus rapid transit project.

In 2015, the Asian Development Bank (“ADB”) is expected to disburse six loans with an amount exceeding $779 million, of which two are program loans amounting to $400 million, including emergency assistance for relief and recovery from Typhoon “Yolanda” and a subprogram for increasing competitiveness for inclusive growth. Four project loans are expected to amount to $379 million, including support for the national community-driven development project, deepening intermediation through nonbank financial and treasury reforms, infrastructure development and a senior high school support program.

ASEAN

The 6th Package of Financial Services Liberalization Commitments negotiations have concluded and are ready for signing pending certain issues on The Association of Southeast Asian Nations (“ASEAN”) Banking Integration Framework. As a part of its commitments under the framework, the Philippines has offered to increase the limits on allowable foreign equity participation in the insurance sub-sector and by investment houses from 70% to 100% and from 51% to 60%, respectively. The Philippines has also offered to include electronic banking and outsourcing of banking support and marketing activities, except inherent banking functions, in the commitments on commercial banking liberalization.

APEC

The Republic is set to host the Asia-Pacific Economic Cooperation (“APEC”) Finance Ministers’ Process throughout 2015, which will focus on the issues of fiscal resiliency, financial inclusion and intra-regional trade and investment.

Territorial Dispute over the West Philippine Sea

Since November 2013, China has undertaken certain unilateral actions to advance its claims in the West Philippine Sea, including (i) the imposition of annual fishing bans and the issuance of “Nansha Special Fishing Permits” to its fishing vessels allowing them to fish in the Spratly Islands, (ii) the issuance of new fishing regulations that require non-Chinese fishing vessels to obtain approval from Chinese authorities before fishing or surveying in the West Philippine Sea, (iii) the frequent conduct of military exercises and patrols in the West Philippine Sea, (iv) the blockade of Philippine vessels re-supplying provisions to Philippine personnel stationed in the Second Thomas Shoal, (v) the deployment of an oil rig off the continental shelf of Vietnam and (vi) large scale reclamation activities at Johnson Reef, Cuarteron Reef, McKennan/Hughes Reef, Gaven Reef and Fiery Cross Reef.

On March 30, 2014, the Philippines submitted a memorial to the United Nations Arbitral Tribunal regarding these actions, and the Arbitral Tribunal set December 15, 2014 as the deadline for China’s submission of its Counter-Memorial. On December 16, 2014, a spokesman for the Chinese foreign ministry announced that China will not participate in the arbitration. On April 4, 2014, the Philippines Department of Foreign Affairs also lodged a protest with China regarding these actions. The Republic also raised these issues at the ASEAN summit meeting, held in May 2014 in Myanmar.

In August 2014, the Republic proposed a “triple-action plan” which sought a moratorium on activities that could escalate tensions in the West Philippine Sea while pushing for a speedy conclusion of a code of conduct in the South China Sea and urging that disputes be resolved through arbitration under international law. To date, China has not agreed to implementation of the “triple-action plan.”

Manila Hostage Crisis

On April 22, 2014, the governments of the Philippines and Hong Kong issued a joint statement announcing the resolution of the dispute concerning the 2010 hostage crisis in Manila, which involved 25 persons, mostly tourists from Hong Kong. Economic sanctions by Hong Kong against the Philippines and the “black” travel alert imposed shortly after the incident were both immediately lifted after the statement was issued.

EDCA

On April 28, 2014, the Republic and the United States signed the Enhanced Defense Cooperation Agreement with a goal of advancing the implementation of the Philippine – U.S. Mutual Defense Treaty, through the promotion of interoperability, capacity-building towards AFP modernization, strengthening AFP for external defense, maritime security, maritime domain awareness and humanitarian assistance and disaster response.

Natural Disasters

Typhoon “Yolanda” (“Haiyan”)

The impact of Typhoon “Yolanda” was centered on regions 6, 7 and 8 in the Republic, and the Government has announced its reconstruction plan based on its latest damages estimate of (Peso)571.1 billion. The Department of Budget and Management has released a total of (Peso)52 billion to support government relief and rehabilitation efforts in the provinces affected, and various municipalities in Iloilo, Cebu and Leyte have received in aggregate (Peso)36.8 million to help in their relief and rehabilitation efforts. Furthermore, Congress has also approved a (Peso)23.3 billion supplemental budget to ensure sufficient funding support for crucial development initiatives, including various infrastructure projects for post-Yolanda rehabilitation. Finally, the Department of Labor and Employment has spent (Peso)556.7 million to provide emergency employment and livelihood assistance for those affected.

Since Typhoon “Yolanda,” the Philippine transportation agencies have completed three airport and 14 seaport rehabilitation projects at a cost of (Peso)41.2 million, and further Tacloban Airport improvements are being implemented in the amount of (Peso)43.7 million. The Department of Transportation and Communication and the Philippine Ports Authority have 44 more port rehabilitation projects either ongoing or in the pipeline, the Cebu Ports Authority has one remaining project and the Philippine Coast Guard has 14 remaining projects.

Typhoon “Ruby” (“Hagupit”)

On December 3, 2014, the National Disaster Risk Reduction and Management Council issued a weather bulletin informing the public that a typhoon with the international name “Hagupit” and local name “Ruby” was expected to enter the Philippines in the early morning of December 4. The impact of Typhoon “Ruby” was centered on regions three through eight of the Republic, where a total of approximately 4.1 million persons were affected, including 18 deaths and a total of 916 injured persons. As of December 19, 2014, the estimated total cost of damages amounted to (Peso)5,090.3 million, comprising (Peso)1,435.8 million in damages to infrastructure and (Peso)3,654.5 million in damages to agriculture. A total of (Peso)248.6 million worth of assistance had been provided to the affected regions, with the majority of the assistance provided by the DSWD.

Energy Industry and Privatization

On September 12, 2014, President Aquino requested that the Philippine Congress grant him emergency powers, via a joint resolution in accordance with Section 71 of the Electric Power Industry Reform Act of 2001 (“EPIRA”), to authorize the establishment of additional electric power-generating capacity. In response to the request, the Government is seeking methods to spend approximately (Peso)6.0 billion to provide 300 megawatts of additional generation capacity. This request was made in light of a Department of Energy assessment indicating that there may be a power supply shortfall of up to 300 megawatts during the summer of 2015 in Luzon. The National Power Corporation (“NPC”), through the Manila Electric Company, is also implementing a power supply augmentation program, whereby large load energy users, such as commercial and industrial users, will run standby generators to ease power demand from the grid during peak usage hours.

Universal Charge

In 2014, the NPC did not seek additional charges in its Universal Charge for Missionary Electrification shortfall petition before the Energy Regulatory Commission from the charges approved in 2013. The (Peso)5.5 billion cost recovery, at a rate of (Peso)0.0769/kWh, under the 2013 Universal Charge shortfall petition includes the nationwide average incremental fuel cost of (Peso)1.88/kWh and an incremental currency adjustment of (Peso)0.016/kWh.

Privatization of NPC’s Assets

As of October 31, 2014, a total of 31 assets, including 27 generating plants and four decommissioned plants, had been successfully transferred by the Power Sector Assets and Liabilities Management Corporation (“PSALM”) to private owners, representing a total generation capacity of 4,473 MW. Further, PSALM has successfully transferred the contracted capacities of five independent power providers.

In the second half of 2014, PSALM turned over the Naga Power Plant Complex to the SPC Power Corporation and the Angat Hydroelectric Power Plant to the Angat Hydropower Corporation.

The successful privatization of the 31 power plants has generated an aggregate of $3.5 billion in proceeds, while the successful transfer of the five independent power providers generated $10.0 billion in proceeds. In addition, the successful sale of the National Transmission Corporation concession earned $6.4 billion in proceeds. In total, the proceeds from the privatization of power assets were $19.9 billion as of October 31, 2014, of which actual privatization proceeds collected by PSALM amounted to $9.3 billion, including collections of bid-price components and interest, option price, land purchase and other lease rentals.

The privatization proceeds have been used and continue to be used to service the financial obligations of the NPC. Pursuant to the Implementing Rules and Regulations of the EPIRA, NPC plans to continue to privatize the Republic’s power generation assets.

Recent Economic Developments

Gross Domestic Product

In 2013, GDP grew by 7.2%, compared with growth of 6.8% in 2012. The largest contributor to the increase in the rate of growth in 2013 was a significant increase in the rate of growth of the manufacturing subsector, from growth of 5.4% in 2012 to growth of 10.3% in 2013. Growth in the real estate, renting and business activities and financial intermediation subsectors also contributed significantly to the increased growth rate in 2013. Growth in the real estate, renting and business activities subsector increased, from growth of 6.4% in 2012 to growth of 8.7% in 2013, and growth in the financial intermediation subsector increased, from growth of 8.2% in 2013 to growth of 12.6% in 2013. Partially offsetting the performance of these two subsectors was a decrease in growth in the construction subsector, from growth of 18.2% in 2012 to growth of 9.6% in 2013. Growth in both the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and the agriculture, hunting and forestry subsector also decreased, from 7.6% and 2.8%, respectively, in 2012 to 5.7% and 1.1%, respectively, in 2013. GNI in 2013 grew by 7.5%, compared to 6.4% in the prior year. The GNI growth rate was higher than the GDP growth rate due to the relatively higher growth in net primary income of 9.0% in 2013, compared to growth in GDP in 2013, which represented a significant increase over the 4.1% growth in net primary income in 2012.

Preliminary data indicate that GDP grew by 5.8% in the first nine months of 2014, compared with growth of 7.5% in the first nine months of 2013. The decrease in the rate of growth in the first nine months of 2014 was primarily due to a significant decrease in the rate of growth in the construction subsector, from growth of 16.0% in the first nine months of 2013 to growth of 4.3% in the first nine months of 2014. A decrease in the rate of growth in the financial intermediation (including banking institutions) subsector, from 13.3% in the first nine months of 2013 to growth of 6.5% in the first nine months of 2014, was also a significant contributor to the decline. The public administration and defense subsector, the compulsory social security subsector, the other services subsector, the electricity, gas and water supply subsector, the manufacturing and real estate subsector, the lending and business activities subsector also all posted lower growth rates in the first nine months of 2014 as compared to the first nine months of 2013, and the fishing subsector experienced a slight contraction over the period. Partially offsetting the performance of these subsectors was an increase in the rate of growth in the transport, storage and communications subsector, from growth of 4.7% in the first nine months of 2013 to growth of 6.7% in the first nine months of 2014. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector also increased to growth of 6.1% in the first nine months of 2014, from growth of 5.4% in the first nine months of 2013. GNI in the first nine months of 2014 increased by 6.5% compared to 7.6% in the corresponding period in 2013. GNI growth was higher compared to GDP growth due to relatively higher growth in net primary income of 10.2% in the first nine months of 2013 compared to GDP growth in the same period, which was also an increase from the 7.9% growth in net primary income in the first nine months of 2013.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

Production in the agriculture, hunting, forestry and fishing sector grew by 1.1% in 2013, compared with growth of 2.8% in 2012. The lower rate of growth in 2013 was largely the result of a significantly lower rate of growth in rice production of 2.2% in 2013 compared to 8.0% in 2012. The lower rate of growth in rice production in 2013 was largely due to natural events such as typhoons Yolanda, Labuyo, Odette, Maring and Nando, monsoon rain and intense heat. Additionally, corn, banana and coconut including copra production contracted in 2013, by 0.4%, 6.3% and 3.5%, respectively, compared to growth in 2012 of 6.3%, 0.7% and 4.2%, respectively, again largely due to the effects of typhoons, monsoon rain and heat. These factors were partially offset by significant growth in forestry production of 36.7% in 2013, compared to a growth of 2.3% in 2012. This increase was attributable to a strong demand for furniture and fixtures by domestic and foreign markets. Fishing production also grew by 0.7% in 2013, compared to a contraction of 0.4% in 2012.

Preliminary data indicate that growth in production in the agriculture, hunting, forestry and fishing sector decreased to 0.6% growth during the first nine months of 2014, compared to 1.2% growth during the first nine months of 2013. The lower growth was largely due to a contraction in fishing production of 1.7% during the first nine months of 2014, a reversal of the 3.1% growth in the first nine months of 2013. Poultry and forestry production also contracted by 0.2% and 9.2%, respectively, during the first nine months of 2014, a reversal of the 4.3% and 38.5% growth, respectively, in the first nine months of 2013. These contractions were primarily the result of natural events, such as typhoons, along with hot weather conditions, which affected the inventories of chicken farms. Banana production partially offset these contractions, recording 2.5% growth in the first nine months of 2014, compared to a 7.9% contraction during the same period in 2013. Rice and sugarcane production also recovered during the period, posting growth of 0.4% and 6.1%, respectively, compared to a contraction of 1.1% and 5.6%, respectively, during the same period in 2013.

Industry Sector

In 2013, the industry sector grew by 9.3%, compared with growth of 7.3% in 2012. The higher rate of growth in the industry sector was primarily due to a significant increase in the rate of growth of the manufacturing subsector, from 5.4% in 2012 to 10.3% in 2013. The higher growth rate in the manufacturing subsector was primarily the result of a significant increase in the growth rate of chemical and chemical products of 93.5% in 2013 compared to 4.2% in 2012. This growth was fuelled by the strong pharmaceutical market domestically and increased demand from foreign investors. The radio, television and communication equipment and apparatus subsector grew by 10.0% in 2013 compared to a decline of 1.7% in 2012, and the basic metal industries subsector grew by 49.4% in 2013, compared to a contraction of 18.9% in 2012. These factors were partially offset by a 15.7% contraction in wearing apparel and a 19.3% contraction in transport equipment in 2013, compared to growth of 41.4% and 12.6%, respectively, in 2012. Food manufactures also experienced a slower growth rate in 2013 of 4.4% as compared to 7.6% in 2012. The increased rate of growth in the manufacturing subsector was partially offset by a significant decrease in the rate of growth in construction, from 18.2% in 2012 to 9.6% in 2013. This was attributable to stricter commercial real estate lending regulations. The mining and quarrying subsector and the electricity, gas and water supply subsector both also experienced a slower rate of growth, growing at 1.2% and 4.9%, respectively, in 2013, compared to 2.2% and 5.3%, respectively, in 2012.

Preliminary data indicate that the industry sector grew by 6.9% in the first nine months of 2014, compared with growth of 9.9% in the first nine months of 2013. The slower rate of growth was mainly due to a significant decrease in the rate of growth in the construction subsector to 4.3% in the first nine months of 2014, compared with growth of 16.0% in the first nine months of 2013, following the adoption of new spending protocols in the public construction subsector. The manufacturing subsector and the electricity, gas and water supply subsector each also experienced lower rates of growth of 8.4% and 2.4%, respectively, compared to 9.6% and 5.5%, respectively in the first nine months of 2013. The lower growth rate in the manufacturing subsector was primarily the result of a significant decrease in the growth rate of chemical and chemical products from 84.2% in the first nine months of 2013 to 2.4% in the first nine months of 2014. This decrease was mainly attributable to a contraction in chemical exports and construction. Basic metal industries and non-metallic mineral products also experienced a contraction of 2.2% and 8.7%, respectively, in the first nine months of 2014 compared to growth of 65.5% and 13.5%, respectively, in the first nine months of 2013, as the construction industry contracted. These factors were partially offset by higher rates of growth in the first nine months of 2014 in food manufactures, beverage industries and radio, television and communication equipment and apparatus of 5.6%, 23.8% and 6.7%, respectively, compared to 6.2%, -2.7% and 11.1%, respectively, in the first nine months of 2013. The decreases in the construction, manufacturing and electricity, gas and water supply subsectors were partially offset by a higher growth rate in the mining and quarrying subsector in the first nine months of 2014 of 5.6%, compared to 2.0% growth in the first nine months of 2013.

Services Sector

The service sector grew by 7.2% in 2013, compared to growth of 7.4% in 2012. The decreased rate of growth was due mainly to decreased growth in production in the transportation, storage and communication subsector and the public administration and defense; compulsory social security subsector. The transportation, storage and communication subsector grew by 5.6% in 2013, a lower growth rate compared to 8.1% in 2012, mainly due to decreased growth in communication of 5.0% in 2013 compared to 8.0% in 2012 and a contraction in water production of 0.9% in 2013 compared to growth of 12.1% in 2012. Growth in the public administration and defense; compulsory social security subsector slowed to 3.8% in 2013, compared to 5.7% in 2012. This slower growth was primarily the result of new spending protocols and delays in the Government employee bonus schemes. These factors were partially offset by increased growth in financial intermediation of 12.6% in 2013 compared to 8.2% in 2012, mainly due to 12.2% growth in banking institutions in 2013 compared to 6.7% growth in 2012 as well as 16.6% growth in insurance in 2013 compared to 9.5% growth in 2012. Real estate, renting and business activity also grew by 8.7% in 2013, an increase from 6.4% growth in 2012.

Preliminary data indicate that the service sector grew by 6.1% in the first nine months of 2014, which was lower than the 7.4% growth in the first nine months of 2013. The lower growth was largely due to a decrease in growth in the financial intermediation subsector from 13.3% in the first nine months of 2013 to 6.5% in the first nine months of 2014, as well as lower growth in the public administration and defense; compulsory social security subsector and the other services subsector of 1.3% and 5.3%, respectively, in the first nine months of 2014, compared to 5.7% and 7.4%, respectively, in the first nine months of 2013. All components of the financial intermediation subsector experienced slower growth in the nine months ended 2014, with banking institutions, non-bank financial intermediation, insurance and activities auxiliary to financial intermediation growing at 7.4%, 6.0%, 6.0% and 3.4%, respectively, compared to growth of 12.8%, 12.1%, 16.9% and 13.6%, respectively, in the first nine months of 2013. The slower growth rate in other services was primarily the result of slower growth in education and in recreational, cultural and sporting activities of 4.3% and 0.4%, respectively, in the first nine months of 2014 compared to 9.8% and 8.6%, respectively, in the first nine months of 2013, which was partially offset by an increase in growth of health and social work to 16.3% in the first nine months of 2014 from 3.6% in the first nine months of 2013. The lower growth in the financial intermediation, public administration and defense; compulsory social security subsector and the other services subsector was partially offset by higher growth in transport and storage of 6.7% in the first nine months of 2014 compared to 4.7% in the first nine months of 2013, primarily as a result of the growth in air transportation of 25.9% in the first nine months of 2014, compared to a contraction of 1.6% in the first nine months of 2013.

Net Primary Income

According to the National Statistical Coordination Board, in 2013 and the first nine months of 2014, net primary income accounted for 16.2% and 16.8%, respectively, of GNI. In 2013, net primary income grew 7.9%, compared to 4.8% growth in 2012. The increase was due to an increase in inflows, mainly a 7.5% increase in compensation, partially offset by a 46.1% contraction in inflows from property income coupled with a 5.8% contraction in outflows from property expense.

According to preliminary data, in the first nine months of 2014, net primary income grew by 12.6%, compared to growth of 10.3% in the first nine months of 2013. This increase was primarily due to a 43.4% growth in inflows from property income during the first nine months of 2014, compared to the 45.0% contraction experienced in the first nine months of 2013. Outflows from property expense also contracted during the period at a higher rate of 6.6% compared to 3.6% in the first nine months of 2013.

Prices, Employment and Wages

Inflation

Annual average inflation at the national level eased to 3.0% in 2013 from 3.2% in 2012. Slower annual average gains were recorded in all the commodity groups except in the indices for food and non-alcoholic beverages; alcoholic beverages and tobacco; and communication.

The average inflation rate in the first 11 months of 2014 was 4.3%, which was higher than the 2.8% recorded in the same period in 2013. The higher rate of inflation in the first 11 months of 2014 compared to the same period in 2013 was due mainly to higher growth in price indices for clothing and footwear, housing, water, electricity, gas and other fuels, furnishing, household equipment and routine maintenance of homes and health.

Employments and Wages

In 2013, the labor force in the Republic, excluding overseas foreign workers (“OFWs”), totaled 41.0 million people. Workers in the Republic remained employed primarily in service industries, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Workers in the services sector comprised 53.4% of the total workforce of the Republic, followed by the agriculture, hunting, forestry and fishery sector, which comprised 30.9% of the total workforce, and the industry sector, which comprised 15.7% of the total workforce. The average rate of unemployment in the Republic in 2013 was 7.1%, an increase from the 7.0% rate recorded in 2012. The average rate of labor force participation in 2013 was 63.9%, a decrease from the 64.2% rate recorded in 2012. The average rate of underemployment in 2013 was 19.3%, a decrease from the 20.0% rate recorded in 2012.

In October 2014, the labor force in the Republic, excluding OFWs and the province of Leyte (excluded due to the extraordinary effects of Typhoon “Yolanda” in Leyte), totaled 41.3 million people. The average rate of unemployment in October 2014 was 6.0%, a decrease from the 6.4% rate recorded in October 2013. The average rate of labor force participation in October 2014 was 64.3%, an increase from the 63.9% rate recorded in October 2013. The average rate of underemployment in October 2014 was 18.7%, an increase from the 18.0% rate recorded in October 2013. Workers in the Republic remained employed primarily in the services industries, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Workers in the services sector comprised 53.7% of the total workforce of the Republic, followed by the agriculture, hunting, forestry and fishery sector, which comprised 30.8% of the total workforce, and the industry sector, which comprised 15.6% of the total workforce.

Balance of Payments

Revisions

In March 2013, Bangko Sentral adopted the sixth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM6”) framework, covering balance of payments statistics for 2011 onwards. To enable a comparison of the balance of payments transaction categories under both the fifth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM5”) and BPM6 frameworks, Bangko Sentral initially published balance of payments statistics for 2011 and 2012 on both a BPM5 and BPM6 basis. In March 2014, Bangko Sentral restated the balance of payments statistics for the years 2005 to 2010 on a BPM6 basis. The key changes from the BPM5 methodology to the BPM6 methodology include (i) changes in the classification of certain financial instruments such as monetary gold, employee stock options and insurance, pension and standardized guarantee schemes, (ii) changes in the classification of institutional sectors such as monetary authorities, banks, non-financial corporations and non-profit institutions, (iii) changes in certain components that comprise the current account such as goods, services, income and current transfers, (iv) changes in certain components that comprise the capital account, and (v) changes in certain components that comprise the financial account. Apart from the conversion to BPM6, certain revisions to the 2005 to 2010 balance of payments statistics were made mainly to reflect the use of new data sources and estimation methodologies to generate more accurate and reliable statistics.

In March 2014, concurrently with the release of the balance of payments data for 2013, Bangko Sentral released revisions to the balance of payments data for 2011 and 2012. These revisions consisted mainly of: (i) revisions of the current account to reflect post audit adjustments, data updates and final data from official sources; (ii) revisions of goods exports and imports to reflect certain valuation adjustments; (iii) revisions of services exports and imports to reflect certain post-audit adjustments and updated estimates of Business Process Outsourcing (“BPO”) services; (iv) revisions of payments and receipts under the primary income account to reflect certain post-audit adjustments, updates from the Bangko Sentral International Operations Department and data updates from the Organization for Economic Cooperation and Development (“OECD”); (v) revisions of capital account receipts and payments to reflect updated estimates from the OECD’s report and certain post-audit adjustments; (vi) revisions of the financial account to reflect post audit adjustments and final data from official sources; (vii) revisions of direct investments assets and liabilities to reflect additional data from official sources and from financial statements of corporations and certain other post-audit adjustments; (viii) revisions of portfolio investments assets and liabilities to reflect updates from the Coordinated Portfolio Investments Survey, the adoption of certain recommendations of the IMF technical assistance mission and post-audit adjustments; (ix) revisions of net acquisitions of financial assets and net incurrence of liabilities in financial derivatives to reflect post-audit adjustments; (x) revisions of other investments assets and liabilities to reflect the adoption of the recommendations of the IMF technical assistance mission, final data from official sources and certain post-audit adjustments; and (xi) revisions of net unclassified items. As a result of the revisions, the current account decreased from $7.1 billion to $7.0 billion in 2012 and from $7.0 billion to $6.5 billion in 2011; goods export and import increased from $46.3 billion and $61.5 billion, respectively, to $46.4 billion and $65.3 billion, respectively, in 2012, goods import increased from $55.2 billion to $60.4 billion in 2011 and goods net decreased from a deficit of $15.2 billion to a deficit of $18.9 billion in 2012 and from a deficit of $17.0 billion to a deficit of $22.1 billion in 2011; services exports and services net increased from $18.6 billion and $3.9 billion, respectively, to $20.4 billion and $6.2 billion, respectively, in 2012 and from $17.9 billion and $5.3 billion, respectively, to $21.4 billion and $9.1 billion, respectively, in 2011 and services imports decreased from $14.7 billion to $14.3 billion in 2012 and from $12.6 billion to $12.3 billion in 2011; receipts under the primary income account and the income account net increased from $7.8 billion and a deficit of $746 million, respectively, to $8.3 billion and $210 million, respectively, in 2012 and from $7.2 billion and $280 million, respectively, to $7.6 billion and $942 million, respectively, in 2011 and payments under the income account decreased from $8.5 billion to $8.0 billion in 2012 and from $6.9 billion to $6.7 billion in 2011; receipts and payments under the secondary income account and the secondary income account net increased from $19.7 billion, $546 million and $19.2 billion, respectively, to $20.1 billion, $557 million and $19.5 billion, respectively, in 2012 and from $18.8 billion, $472 million and $18.4 billion, respectively, to $19.0 billion, $477 million and $18.6 billion, respectively, in 2011; capital account receipts and the capital account net decreased from $152 million and $136 million, respectively, to $111 million and $95 million, respectively, in 2012; capital account receipts and the capital account net increased from $169 million and $130 million, respectively, to $189 million and $160 million, respectively, in 2011; capital account payments decreased from $39 million to $29 million in 2011; the financial account decreased from a deficit of $6.1 billion to a deficit of $6.7 billion in 2012 and increased from a deficit of $5.6 billion to a deficit of $5.3 billion in 2011; direct investments assets, liabilities and net increased from $1.8 billion, $2.8 billion and a deficit of $952 million, respectively, to $4.2 billion, $3.2 billion and $958 million, respectively, in 2012 and from $539 million, $1.8 billion and a deficit of $1.3 billion, respectively, to $2.4 billion, $2.0 billion and $342 million, respectively, in 2011; portfolio investments net increased from a deficit of $3.5 billion to a deficit of $3.2 billion in 2012 and from a deficit of $4.4 billion to a deficit of $3.7 billion in 2011 and portfolio investments assets and liabilities decreased from $1.2 billion and $4.7 billion, respectively, to $964 million and $4.2 billion, respectively, in 2012 and from a deficit of $277 million and $4.1 billion, respectively, to a deficit of $563 million and $3.1 billion, respectively, in 2011; financial derivative assets, liabilities and net decreased from a deficit of $276 million, a deficit of $263 million and a deficit of $13 million, respectively, to a deficit of $277 million, a deficit of $264 million and a deficit of $14 million, respectively, in 2012 and financial derivative assets and net decreased from a deficit of $1,541 million and a deficit of $1,002 million, respectively, to a deficit of $1,542 million and a deficit of $1,005 million, respectively, in 2011; financial derivative liabilities increased from a deficit of $539 million to a deficit of $537 million in 2011; other investments assets and net decreased from $1.4 billion and a deficit of $1.6 billion, respectively, to a deficit of $1.0 billion and a deficit of $4.5 billion, respectively, in 2012 and from $1.7 billion and $1.0 billion, respectively, to $348 million and a deficit of $993 million, respectively, in 2011; other investments liabilities increased from $3.0 billion to $3.5 billion in 2012 and from $653 million to $1.3 billion in 2011; and net unclassified items decreased from a deficit of $4.2 billion to a deficit of $4.6 billion in 2012 and increased from a deficit of $1.3 billion to a deficit of $547 million in 2011. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

In September 2014, concurrently with the release of the balance of payments data for the first half of 2014, Bangko Sentral released revisions to the balance of payments data for 2013. These revisions consisted mainly of: (i) revisions of the current account to reflect revisions in the trade in goods, services and primary income; (ii) revisions of goods exports and imports to reflect updated data from the Philippine Statistics Authority (the “PSA”); (iii) revisions of services exports and imports to reflect certain post-audit adjustments and revised data from official sources; (iv) revisions of payments and receipts under the primary income account to reflect certain post-audit adjustments and updates from the Bangko Sentral International Operations Department; (v) revisions of the financial account to reflect revisions in the direct investment, portfolio investment and other investment accounts; (vi) revisions of direct investments assets and liabilities to reflect certain post-audit adjustments and updates from the Bangko Sentral International Operations Department; (vii) revisions of portfolio investments assets and liabilities to reflect updates from the Coordinated Portfolio Investments Survey and from the Bangko Sentral International Operations Department; and (viii) revisions of other investments assets and liabilities to reflect updates from the Bank for International Settlements and from the Bangko Sentral International Operations Department and certain other post-audit adjustments. As a result of the revisions, the current account increased from $9.4 billion to $10.4 billion; goods export and import decreased from $44.7 billion and $63.3 billion, respectively, to $44.5 billion and $62.2 billion, respectively, and goods net increased from a deficit of $18.5 billion to a deficit of $17.7 billion; services exports and imports increased from $21.8 billion and $15.0 billion, respectively, to $22.6 billion and $16.2 billion, respectively, and services net decreased from $6.8 billion to $6.4 billion; receipts under the primary income account and net increased from $8.0 billion and a deficit of $254 million, respectively, to $8.3 billion and $686 million, respectively, and payments under the primary income account decreased from $8.3 billion to $7.7 billion; receipts under the secondary income account and net decreased from $22.0 billion and $21.4 billion, respectively, to $21.6 billion and $21.0 billion, respectively; the financial account increased from $635 million to $2.3 billion; direct investments assets and net increased from $3.6 billion and a deficit of $218 million, respectively, to $3.8 billion and $150 million, respectively, and direct investment liabilities decreased from $3.9 billion to $3.7 billion; portfolio investments assets, liabilities and net increased from a deficit of $963 million, $362 million and a deficit of $1.3 billion, respectively, to a deficit of $638 million, $363 million and a deficit of $1.0 billion, respectively; other investments assets, liabilities and net increased from $2.6 billion, $308 million and $2.3 billion, respectively, to $3.6 billion, $395 million and $3.2 billion, respectively; and net unclassified items increased from a deficit of $3.8 billion to a deficit of $3.2 billion. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

Overall Balance of Payments Performance

In 2013, the overall balance of payments position of the Republic recorded a surplus of $5.1 billion, which was 44.9% lower than the $9.2 billion surplus recorded in 2012. The lower surplus was primarily the result of the reversal in the financial account from a net inflow in 2012 to a net outflow in 2013, although this was offset in part by a higher surplus in the current account. The financial account recorded net outflows of $2.3 billion in 2013, compared to a $6.7 billion net inflow in 2012. The current account recorded a surplus of $10.4 billion in 2013, representing an increase of 49.5% over the $6.9 billion surplus recorded in 2012.

In the first nine months of 2014, preliminary data indicate that the overall balance of payments position of the Republic recorded a deficit of $3.4 billion, which was a reversal from the $3.8 billion surplus recorded in the first nine months of 2013. The reversal was primarily the result of a larger net outflow in the financial account, a larger deficit in the goods and services account and a larger deficit in net unclassified items, which were partially offset by a larger surplus in secondary income. Heightened uncertainty in the global financial markets resulted in substantial net outflows in portfolio investments in January 2014, although the level of net outflows was reduced by some recovery in the financial markets during the rest of the period. The financial account recorded a net outflow of $5.6 billion in the first nine months of 2014, representing a significant increase over the $395 million net outflow recorded in the first nine months of 2013. The substantial increase in net outflows was due primarily to the net outflows in other investments, which more than doubled the previous year’s level and the reversal in portfolio investments from net inflows to net outflows. The goods and services account recorded a deficit of $9.9 billion in the first nine months of 2014, 17.5% higher than the deficit of $8.4 billion in the first nine months of 2013. The overall BOP deficit was partially offset by growth in secondary income, which recorded a surplus of $16.2 billion in the first nine months of 2014, representing an 8.4% increase from the $15.0 billion surplus in the first nine months of 2013, primarily because of an increase in receipts.

Preliminary data shows that the overall balance of payments position of the Republic for the first eleven months of 2014 recorded a deficit of $3.7 billion. This deficit resulted largely from the trade-in-goods and net outflows of foreign portfolio investments.

Current Account

In 2013, the current account recorded a surplus of $10.4 billion, 49.6% higher than the $6.9 billion surplus recorded in 2012. The higher surplus in the current account in 2013 was primarily the result of a net increase in secondary income to $21.0 billion in 2013, 7.6% higher than the $19.5 billion surplus recorded in 2012 as a result of a larger increase in secondary income receipts as compared with the increase in secondary income payments. The trade-in-goods deficit was also lower at $17.7 billion in 2013, a 6.5% improvement compared to the deficit of $18.9 billion in 2012. Overall, current account exports increased by 2.0% to $97.1 billion in 2013 from $95.1 billion in 2012, while current account imports decreased by 1.7% to $86.7 billion in 2013 from $88.2 billion in 2012.

Preliminary data indicate that in the first nine months of 2014, the current account recorded a surplus of $6.8 billion, 3.0% lower than the $7.0 billion surplus recorded in the first nine months of 2013. The lower surplus in the current account was primarily the result of increases in imports outpacing increases in exports. Current account imports increased by 11.7% to $71.9 billion in the first nine months of 2014 from $64.3 billion in the first nine months of 2013. In the first nine months of 2014 current account exports increased by 10.3% to $78.7 billion, compared to the $71.3 billion recorded in the first nine months of 2013.

Goods Trade

In 2013, the trade-in-goods deficit was $17.7 billion, 6.5% lower than the trade-in-goods deficit of $18.9 billion recorded in 2012. The lower deficit was primarily the result of a decrease in imports, which decreased 4.7% during 2013 to $62.2 billion, compared to $65.3 billion in imports recorded in 2012. This was partially offset by a 4.0% decrease in exports of goods to $44.5 billion in 2013, from the $46.4 billion recorded in 2012. The larger decrease in imports of goods, as compared to the decrease in export of goods, was due mainly to a 25.2% decrease in purchases of raw materials and intermediate goods, particularly for the manufacture of electronics. Also contributing to the decline in imports of goods was the decrease in purchases of mineral fuels and lubricants.

According to preliminary data, the trade-in-goods deficit in the first nine months of 2014 increased by 1.1% to $13.0 billion, compared to the $12.8 billion recorded in the same period in 2013. Imports increased 8.9% to $50.2 billion in the first nine months of 2014, compared to $46.1 billion in the first nine months of 2013, primarily due to higher purchases of capital goods, consumer goods, and mineral fuels and lubricants. The increase in imports was partially offset by an increase in exports of 11.9% to $37.3 billion during the same period, compared to imports of $33.3 billion in the first nine months of 2013. These higher import and export levels reflected higher shipments of manufactured products, which grew by 11.9% to $29.8 billion.

Exports of Goods

In 2013, total exports of goods decreased 4.0% to $44.5 billion, from the $46.4 billion recorded in 2012. The decrease was attributable mainly to lower exports of general merchandise, which decreased by 3.7% to $44.2 billion in 2013 compared to $45.9 billion in 2012. Exports of nonmonetary gold also decreased by 33.8% during 2013, to $312 million, compared to $472 million in 2012.

In the first nine months of 2014, according to preliminary data, total exports of goods increased by 11.9% to $37.3 billion, compared to the $33.3 billion recorded in the first nine months of 2013. This increase was mainly attributable to higher exports of general merchandise, which increased by 12.1% to $37.0 billion in the first nine months of 2014, compared to $33.1 billion in the first nine months of 2013.

Imports of Goods

In 2013, total imports of goods decreased 4.7% to $62.2 billion, compared to imports of $65.3 billion recorded in 2012. This decrease was the result of a 4.7% decrease in imports of general merchandise to $65.3 billion in 2013 from $62.2 billion in 2012.

In the first nine months of 2014, according to preliminary data, total imports of goods increased 8.9% to $50.2 billion, from the $46.1 billion recorded in the first nine months of 2013. The increase in imports was primarily the result of an 8.9% increase in imports of general merchandise to $50.2 billion in the first nine months of 2014 from $46.1 billion in the first nine months of 2013.

Services Trade

In 2013, the trade-in-services account recorded a surplus of $6.4 billion, 4.0% higher than the $6.2 billion surplus recorded in 2012. The higher surplus was mainly attributable to the strong performance of other business services, which recorded an increased surplus of $10.2 billion in 2013, a 5.2% increase compared to the surplus of $9.7 billion recorded in 2012, primarily as a result of higher exports of technical, trade-related and other business services. The higher surplus was also attributable to the smaller deficit in insurance and pension services recorded in 2013 of $571 million, 29.2% lower than the $807 million recorded in 2012, as well as a lower deficit in transport services recorded in 2013 of $1.8 billion, 11.6% lower than the $2.0 billion recorded in 2012. These factors were partially offset by an increase in the deficit in travel services of 26.3% to $3.1 billion in 2013 from $2.5 billion in 2012.

In the first nine months of 2014, according to preliminary data, the trade-in-services account recorded a surplus of $3.1 billion, a 30.3% decrease from the $4.4 billion surplus recorded in the first nine months of 2013. The lower surplus was attributable to an increase in the deficit in travel services of 67.6% to $3.8 billion in the first nine months of 2014 from $2.3 billion in the first nine months of 2013. The lower surplus was also attributable to a reversal in telecommunications services to a net deficit of $13 million in the first nine months of 2014 from a net surplus of $195 million in the first nine months of 2013. These results were partially offset by increased surplus in computer services of 16.5% to $2.1 billion in the first nine months of 2014 from $1.8 billion in the first nine months of 2013. Other factors that offset the lower surplus were decreases in net payments for maintenance and repair, insurance and pension services, financial services and charges for the use of intellectual property, combined with the increased net receipts for other business services and personal, cultural and recreational services.

Primary Income Account

In 2013, the primary income account recorded a surplus of $686 million, a significant increase from the $197 million surplus recorded in 2012. This increased surplus was primarily the result of a 7.2% increased surplus in the compensation of employees account, to $6.9 billion in 2013 from $6.4 billion in 2012. Primary income from investments also increased slightly by 0.4% to a deficit of $6.19 billion in 2013, compared to a deficit of $6.22 billion in 2012.

In the first nine months of 2014, according to preliminary data, the primary income account recorded a surplus of $485 million, 1.2% higher than the $479 million surplus recorded in the first nine months of 2013. The increased surplus was primarily the result of an 8.9% increase in the compensation of employees account to $5.5 billion in the first nine months of 2014, from $5.1 billion in the first nine months of 2013. This was partially offset by a 9.7% increase in net payments of investment income to $5.0 billion in the first nine months of 2014 from $4.6 billion in the first nine months of 2013, which was largely due to higher payments for dividends and reinvested earnings to foreign direct investors.

Secondary Income Account

In 2013, the secondary income account recorded a surplus of $21.0 billion, a 7.6% increase from the $19.5 billion surplus recorded in 2012. This higher surplus was primarily the result of a 7.3% increase in the secondary income of financial corporations, nonfinancial corporations, households and non-profit institutions serving households (“NPISHs”) account surplus to $20.2 billion in 2013, compared to a surplus of $18.8 billion in 2012, primarily as a result of a 7.3% increase in the personal transfers by workers account surplus to $19.3 billion in 2013, compared to a surplus of $18.0 billion in 2012. The surplus in the general government secondary income account also increased by 17.0% in 2013 to $783 million from $669 million in 2012.

According to preliminary data, the secondary income account recorded a surplus of $16.2 billion in the first nine months of 2014, 8.4% higher than the $15.0 billion surplus recorded in the first nine months of 2013. The increased surplus was due mainly to a 5.4% increase in non-resident workers’ remittances to $14.6 billion in the first nine months of 2014 from $13.9 billion in the first nine months of 2013. The surplus was also attributable to a 7.7% increase in the secondary income of financial corporations, nonfinancial corporations, households and NPISHs to $15.6 billion in the first nine months of 2014 from $14.5 billion in the first nine months of 2013.

Capital Account

In 2013, the capital account recorded a net credit of $115 million, a 21.1% increase from the $95 million net credit recorded in 2012. This was mainly attributable to a 16.2% increase in capital transfers to a net credit of $122 million in 2013 from a net credit of $105 million in 2012.

According to preliminary data, the capital account recorded a net credit of $75 million in the first nine months of 2014, a 15.2% decrease from the $88 million net credit recorded in the first nine months of 2013. This decreased net inflow was attributable to a 16.0% decrease in capital transfers to $79 million in the first nine months of 2014 from $94 million in the first nine months of 2013, driven largely by transfers to financial corporations, nonfinancial corporations, households and NPISHs.

Financial Account

In 2013, the financial account recorded a net outflow of $2.3 billion, a reversal from the $6.7 billion net inflow recorded in 2012. This development was mainly attributable to a reversal in other investments to a net outflow of $3.2 billion in 2013 from a net inflow of $4.5 billion in 2012. The portfolio investment account also contributed to the increased outflow in 2013, recording a 68.8% decrease in net inflow to $1.0 billion in 2013 from a $3.2 billion net inflow recorded in 2012. The net outflow in 2013 was partially offset by an 84.3% decrease in direct investment to a net outflow of $150 million in 2013 from a net outflow of $958 million in 2012.

According to preliminary data, the financial account recorded a net outflow of $5.6 billion in the first nine months of 2014, a substantial increase from the $395 million net outflow recorded in the first nine months of 2013. This increase was mainly attributable to a reversal in portfolio investments to a net outflow of $368 million in the first nine months of 2014 from a net inflow of $2.1 billion in the first nine months of 2013 and a significant increase in net outflows of other investments to $6.2 billion in the first nine months of 2014 from $2.8 billion in the first nine months of 2013. These results were partially offset by a significant increase in net inflows of direct investments to $934 million in the first nine months of 2014 from a net inflow of $252 million in the first nine months of 2013.

Direct Investments

The direct investment account recorded a net outflow of $150 million in 2013, 84.3% lower than the $958 million outflow recorded in 2012. This lower level of net outflows was due to a 14.0% increase in net incurrence of liabilities to $3.7 billion recorded in 2013 from $3.2 billion recorded in 2012, which was partially offset by an 8.6% decline in net acquisition of financial assets to $3.8 billion in 2013 compared with $4.2 billion in 2012.

According to preliminary data, the direct investment account recorded a net inflow of $934 million in the first nine months of 2014, a significant increase from the $252 million net inflow recorded in the first nine months of 2013. The increase was due to a 61.3% increase in the net incurrence of liabilities to $4.9 billion in the first nine months of 2014 from $3.0 billion in the first nine months of 2013. The increase in direct investments was partially offset by a 42.3% increase of net acquisition of financial assets to $3.9 billion in the first nine months of 2014 from $2.8 billion in the first nine months of 2013, which mainly resulted from higher lending by domestic corporations to their foreign affiliates.

Portfolio Investments

The portfolio investment account recorded a net inflow of $1.0 billion in 2013, 68.8% lower than the net inflow of $3.2 billion recorded in 2012. This decrease in the net inflow of portfolio investments was attributable to a 91.3% decrease in net incurrence of liabilities to $363 million in 2013 compared with $4.2 billion in 2012, which was partially offset by a reversal from net acquisition of financial assets of $964 million in 2012 to a net disposal of financial assets of $638 million in 2013. The decrease in the net incurrence of liabilities inflow was primarily a consequence of a significant decrease in issuances of long term debt securities benefiting from a Government guarantee. The reversal in net acquisitions of financial assets was mainly due to a reversal of net acquisitions of short term debt securities of deposit taking corporations other than central banks, from net outflows of $1.2 billion in 2012 to net inflows of $723 million in 2013.

According to preliminary data, the portfolio investment account recorded a net outflow of $368 million in the first nine months of 2014, a reversal from the $2.1 billion net inflow recorded in the first nine months of 2013. The reversal in portfolio investments was attributable to a reversal in net acquisition of financial assets to a net outflow of $660 million in the first nine months of 2014 from a net inflow of $557 million in the first nine months of 2013, primarily due to domestic banks’ net placements in foreign-issued debt securities, and a 81.3% reduction in net incurrence of liabilities to a net inflow of $292 million in the first nine months of 2014 from a net inflow of $1.6 billion in the first nine months of 2013. The decrease in net incurrence of liabilities was mainly due to the redemption of non-Government-issued, short-term debt securities held by non-residents.

Other Investments

The other investment account recorded a net outflow of $3.2 billion in 2013, a reversal from the $4.5 billion net inflow recorded in 2012. This reversal in the other investment account was attributable primarily to a reversal in investments in loans to a net outflow of $1.3 billion in 2013 from a net inflow of $2.3 billion in 2012 and a reversal in investments in currency and deposits to a net outflow of $1.4 billion in 2013 from a net inflow of $1.5 billion in 2012.

According to preliminary data, the other investments account recorded a net outflow of $6.2 billion in the first nine months of 2014, a significant increase from the $2.8 billion net outflow recorded in the first nine months of 2013, primarily as a result of a significant increase in the outflow in the currency and deposits account to $3.2 billion in the first nine months of 2014 from $147 million in the first nine months of 2013, driven by non-residents’ net withdrawal of deposit placements in resident banks. The increase in net outflow in the other investments account was also attributable to a 43.3% increase in the loans account to $3.6 billion in the first nine months of 2014 from $2.5 billion in the first nine months of 2013, driven by an increase in resident banks’ lending to non-residents, coupled with residents’ net repayment of liabilities. These increased outflows were partially offset by a significant increase in the trade credit and advances account to a net inflow of $487 million in the first nine months of 2014 from a net inflow of $74 million in the first nine months of 2013.

Foreign Direct Investment

In 2013, net inflows of foreign direct investments (“FDI”) were $3.7 billion, 13.9% higher than the $3.2 billion recorded in 2012. The higher inflows were mainly due to higher net investments in debt instruments, which increased from $391 million in 2012 to $2.5 billion in 2013. This was offset by a 57.4% decrease in net investments in equity and investment fund shares from $2.8 billion in 2012 to $1.2 billion in 2013.

In the first seven months of 2014, net inflows of FDI were $4.0 billion, 56.1% higher than the $2.6 billion recorded in the same period in 2013. The higher inflows were mainly due to increased investments in equity and investment fund shares, which increased 50.8% from $878 million for the first seven months of 2013 to $1.3 billion for the same period in 2014. Net inflows of equity capital increased by 46.0% to $866 million for the first seven months of 2014 from $593 million recorded during the same period in 2013. All FDI components recorded net inflows totaling $436 million during the month of July in 2014, the 13th consecutive month of net inflows.

International Reserves

As of December 31, 2013, gross international reserves were $83.2 billion, a decrease of 0.8% over the $83.8 billion recorded as of December 31, 2012. The decrease was due mainly to a $2.8 billion decrease in gold reserves, which was offset in part by a $2.2 billion increase in foreign investments. The level of gross international reserves as of December 31, 2013 was sufficient to cover approximately 11.6 months of imports of goods and payments of services and income, and was equivalent to 7.4 times the Republic’s short-term debt based on original maturity and 5.6 times based on residual maturity. Net international reserves at the end of December 2013 were $83.2 billion.

Preliminary data indicate that gross international reserves were $78.7 billion as of November 30, 2014, a decrease of 5.9% from the $83.6 billion recorded as of November 30, 2013 and a decrease of 5.4% from the $83.2 billion recorded as of December 31, 2013. The decrease in the first 11 months of 2014 was mainly due to a decrease of $3.5 billion in foreign investments and of $0.6 billion in foreign exchange. Gold reserves and special drawing rights also experienced a decline during the period. The level of gross international reserves as of November 30, 2014 was sufficient to cover approximately 10.1 months of imports of goods and payments of services and income, and was equivalent to 8.3 times the Republic’s short-term debt based on original maturity and 6.0 times based on residual maturity. Net international reserves at the end of November 2014 were $78.7 billion.

Money Supply

As of December 31, 2013, the Republic’s money supply (M3) was (Peso)6.9 trillion, an increase of 31.8% from the (Peso)5.3 trillion recorded as of December 31, 2012. The increase in liquidity as of December 31, 2013 compared to the prior year was primarily attributable to domestic claims, which increased by 10.6% compared to the prior year. The increase was driven by a 13.3% increase over the period in claims on other sectors, particularly claims on the private sector. Bangko Sentral’s net foreign asset position increased by 7.7% and the net foreign asset position of other depository corporations improved by 48.7% over the period.

As of November 30, 2014, the Republic’s money supply (M3) was (Peso)7.3 trillion, an increase of 9.0% from the (Peso)6.7 trillion recorded as of November 30, 2013 and an increase of 5.5% from the (Peso)6.9 trillion recorded as of December 31, 2013. The growth in money supply in 2014 has been driven mainly by the increase in domestic claims, which increased by 12.8% compared to the position as of December 31, 2013. The increase was driven by claims on other sectors, particularly claims on the private sector, which grew by 13.7% compared to the position as of December 31, 2013. Net claims on the Government also increased by 16.9% as at November 30, 2014 compared to the position as of December 31, 2013.

Monetary Regulation

In its meeting on July 31, 2014, the Monetary Board increased the overnight borrowing rate, or reverse repurchase (“RRP”), from 3.50% to 3.75% and increased the overnight lending rate or repurchase (“RP”) from 5.50% to 5.75%. In announcing its decision, the Monetary Board noted signs of inflationary pressures and an elevated inflation expectation as its rationale for the increases. The Monetary Board also saw the increase in policy rates as a preemptive measure in the context of the eventual normalization of monetary policy in some advanced economies.

On September 11, 2014, the Monetary Board again increased the RRP rate to 4.0% and the RP rate to 6.0%. The Monetary Board’s decision to further increase these rates was based on its assessment that the balance of risks to its inflation outlook continued to lean toward the upside, with price pressures emanating from possible further increases in food prices as well as from pending petitions for adjustments in utility rates and potential power shortages. The Monetary Board deemed it necessary to respond with stronger policy action to rein in inflation expectations further and preempt potential second-round effects even as previous monetary responses continue to work their way through the economy.

In its meeting on October 23, 2014, the Monetary Board kept its policy rates unchanged at 4.0% for the RPP rate and 6.0% for the RP rate. The Monetary Board’s decision to maintain policy rates was based on its assessment of a more manageable inflation environment, based on baseline projections indicating within-target inflation. The Monetary Board also noted that domestic demand conditions continue to be resilient, supported by adequate domestic liquidity and robust bank lending growth.

In its meeting on December 11, 2014, the Monetary Board kept its policy rates unchanged at 4.0% for the RPP rate and 6.0% for the RP rate. The Monetary Board’s decision to maintain policy rates was based on its assessment that the inflation environment continued to be more manageable, based on baseline projections indicating within-target inflation. The Monetary Board also noted that while global economic conditions remained challenging, prospects for domestic activity continued to be firm, supported by strong domestic demand, robust bank lending growth and buoyant business sentiment.

Commercial bank lending rates in 2013 averaged between 5.4% and 6.2%. In the first 10 months of 2014, average lending rates ranged between 5.2% and 5.7%, compared to an average range of 5.4% to 6.2% in the first 10 months of 2013.

Foreign Exchange System

In 2013, the average exchange rate weakened slightly to (Peso)42.446 per U.S. dollar, compared to the average of (Peso)42.229 per U.S. dollar in 2012. The slight weakening of the peso against the U.S. dollar in 2013 was attributable to the uncertainties in the global economy stemming from concerns over the Eurozone’s debt crisis, the U.S. “fiscal cliff” and the prolonged uncertainty over the timing and scale of the U.S. Federal Reserve’s tapering of its quantitative easing program, which fuelled repricing of risks by investors. However, this weakening was partially offset by robust inflows of foreign exchange from OFW remittances, BPO and tourism receipts, foreign portfolio and direct investments, as well as the high levels of the Republic’s international reserves.

In the first 11 months of 2014, the peso depreciated against the U.S. dollar by 1.1% as measured on November 28, 2014, closing at (Peso)44.89 per U.S. dollar. Although the peso generally strengthened against the U.S. dollar during the first seven months of the year, commencing in August 2014, the U.S. dollar gained against most global currencies, including the peso and most Asian currencies due to positive industrial, employment and manufacturing data in the U.S.

On January 5, 2015, the peso-U.S. dollar exchange rate was (Peso)44.740 per U.S. dollar, compared to (Peso)44.617 per U.S. dollar at the end of 2014, (Peso)44.104 per U.S. dollar at the end of 2013 and (Peso)41.007 per U.S. dollar at the end of 2012.

Non-Performing Loans

Starting in January 2013, Bangko Sentral adopted a new definition for non-performing loans. Under the old definition, non-performing loans were reported net of loans considered a “loss” but fully provisioned. Following the change in definition, reported gross non-performing loans now represent the actual level of non-performing loans, without any adjustment for loans treated as a “loss” and fully provisioned. As of December 31, 2013, the ratio of non-performing loans to total loans was 2.1%, compared with the ratio of 2.8% recorded as of December 31, 2012. While non-performing loans decreased by 10.0% to (Peso)90.5 billion as of December 31, 2013 from the (Peso)100.6 billion recorded as of December 31, 2012, the total loan portfolio increased by 16.6% to (Peso)4,257.0 billion as of December 31, 2013 from (Peso)3,650.8 billion as of December 31, 2012.

As of October 31, 2014, the gross non-performing loan ratio for universal and commercial banks was 2.1%, which was 0.1% higher than the ratio recorded as of September 30, 2014 and 0.5% lower than the ratio of 2.6% recorded as of October 31, 2013. While non-performing loans decreased by 4.0% to (Peso)96.5 billion as of

October 31, 2014 from the (Peso)100.4 billion recorded as of October 31, 2013, the banking system’s total loan portfolio increased to (Peso)4,712.0 billion as of October 31, 2014 from (Peso)3,926.5 billion as of October 31, 2013. Improving asset quality was driven by Government initiatives targeting non-performing loans and the implementation in January 2014 of Basel III requirements, including one of the highest core capital requirements in the region, driving increases in core capital and tier I common equity.

Financial Sector Reforms

Liberalization of entry of Foreign Banks

In July of 2014, President Aquino signed into law Republic Act 10641, or “An Act Allowing the Full Entry of Foreign Banks in the Philippines.” The new law amended Republic Act 7721, or “An Act Liberalizing the Entry and Scope of Operations of Foreign Banks in the Philippines.” While under Republic Act 7721, foreign banks were only allowed ownership of up to 60% of the voting stock of a Philippine bank, Republic Act 10641 allows certain foreign banks to own up to 100% of domestic banks. In addition, Republic Act 10641 grants locally-incorporated subsidiaries of foreign banks equal privileges to those of domestic banks of a similar type. Republic Act 10641 also allows foreign-owned domestic banks to participate in foreclosure proceedings for mortgaged land and possess the interest for five years pending disposition to a qualified holder.

The Philippine Securities Markets

As of January 5, 2015, the Philippine Stock Exchange composite index closed at 7,276.63. In 2014, the average Philippine Stock Exchange composite index was 6,788.10, compared to the average index of 6,478.93 in 2013.

Government Securities Market

As of December 31, 2013, outstanding Government securities amounted to (Peso)3.8 trillion, 51.4% of which were issuances of treasury bills and fixed rate treasury bonds (“FXTBs”). The remaining issuances of Government securities consisted of retail treasury bonds (“RTBs”), progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

As of October 31, 2014, outstanding Government securities amounted to (Peso)3.8 trillion, 53.0% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

Public Finance

Government Revenues and Expenditures

In 2013, the Government recorded a fiscal deficit of (Peso)164.1 billion, a 32.4% decrease from the deficit of (Peso)242.8 billion in 2012, and (Peso)73.9 billion lower than the Government’s program deficit for 2013 of (Peso)238.0 billion. The deficit in 2013 was equivalent to 1.4% of the Republic’s GDP in 2013 at current prices.

Total Government revenues in 2013 were (Peso)1,716.1 billion, an 11.8% increase over the (Peso)1,534.9 billion recorded in 2012. Total revenues for 2013 were 1.7% lower, equivalent to (Peso)29.8 billion lower, than the (Peso)1,745.9 billion included in the budget program for the year. This shortfall in revenue was the result of shortfalls in actual collections by the Bureau of Internal Revenue (the “BIR”) against their budget program. BIR collections in 2013 were (Peso)1,216.7 billion, ((Peso)718.4 billion of which were net income and profits taxes), reflecting a 15.0% increase from BIR collections of (Peso)1,057.9 billion ((Peso)642.5 billion of which were net income and profits taxes) recorded in 2012. Bureau of Customs (“BOC”) collections were (Peso)304.9 billion in 2013, compared to (Peso)289.9 billion recorded in 2012, reflecting a 5.2% increase. Non-tax revenue was (Peso)180.1 billion in 2013, a 3.6% increase from the (Peso)173.8 billion recorded in 2012.

Total Government expenditures in 2013 amounted to (Peso)1,880.2 billion, a 5.8% increase from the (Peso)1,777.8 billion recorded in 2012, but (Peso)103.7 billion, or 5.2%, lower than program total expenditures of (Peso)1,983.9 billion for 2013. Total expenditures were below programmed levels mainly because of lower disbursements of personal services of (Peso)581.7 billion, 6.8% lower than programmed personal service disbursements of (Peso)624.4 billion, and lower disbursements of maintenance and other operating expenses of (Peso)282.9 billion, 11.0% lower than programmed maintenance and other operating expenses disbursements of (Peso)317.9 billion. Also contributing to the lower level of total expenditures compared to programmed levels was the lower disbursement level of infrastructure and other capital outlays of (Peso)261.8 billion, 13.7% lower than programmed infrastructure and other capital outlays disbursements of (Peso)303.4 billion.

In the first 10 months of 2014, the Government recorded a fiscal deficit of (Peso)33.6 billion, a substantial decrease from the deficit of (Peso)112.5 billion recorded in the first 10 months of 2013 and only 12.6% of the budget program deficit of (Peso)266.2 billion for the full year 2014. The lower deficit level is the result of higher aggregate revenue collections, particularly by the BIR, which were partially offset by increased expenditures for the period. The higher level of revenue collections have nevertheless been lower than the Government’s budget program revenues for the year.

Total Government revenues in the first 10 months of 2014 were (Peso)1,577.3 billion, a 12.6% increase over the (Peso)1,400.9 billion recorded in the first 10 months of 2013. During the first 10 months of 2014, BIR collections were (Peso)1,098.2 billion, an increase of 10.5% from the (Peso)993.5 billion recorded in the same period in 2013. The BOC recorded collections of (Peso)299.9 billion in the first 10 months of 2014, a 18.8% increase from the (Peso)252.5 billion recorded in the same period in 2013. Non-tax revenues were (Peso)166.3 billion in the first 10 months of 2014, a 17.1% increase from the (Peso)142.0 billion recorded in the first 10 months of 2013.

Total Government expenditures in the first 10 months of 2014 were (Peso)1,610.9 billion, 6.5% higher than the (Peso)1,513.3 billion recorded in the same period in 2013. The increase in expenditures in the first 10 months of 2014 compared with the same period in 2013 was primarily the result of a 7.7% increase in allotments to local government units as well as a 77.2% increase in subsidy expenditure.

The Government Budget

2014 Budget

On December 20, 2013, President Aquino signed into law Republic Act No. 10633 or the General Appropriations Act for 2014. Under the adjusted 2014 budget, programmed expenditures increased by 13.3% to (Peso)2.3 trillion, from actual expenditures of (Peso)2.0 trillion in 2013. The Department of Education received the highest allocation in the adjusted 2014 budget, with (Peso)300.6 billion, a 7.1% increase from the (Peso)280.6 billion in actual allocation in 2013. President Aquino stated that this allocation reflects the Government’s policy of increasing expanding critical educational inputs. The Department of Public Works and Highways’ 2014 allocation under the adjusted 2014 budget increased by 9.3% from actual allocation in 2013, mainly due to the Aquino Administration’s emphasis on creating an environment conducive to growth and private business activities.

Listed below are the 10 Government agencies with the highest allocations under the adjusted 2014 budget, as approved, compared to the corresponding actual allocation in 2013.

Agency	Adjusted 2014 Allocation	Actual 2013 Allocation
	(Peso in billions)
Department of Education	300.6	280.6
Department of Public Works and Highways	219.3	200.6
Department of the Interior and Local Government	101.5	131.5
Department of Health	85.2	41.3
Department of Social Welfare and Development	83.4	69.7
Department of National Defense	82.5	143.3
Department of Agriculture	70.1	66.3
Department of Transportation and Communications	47.0	29.0
State Universities and Colleges	38.1	37.3
Department of Environment and Natural Resources	23.9	25.3

2015 Budget

In December 2014, President Aquino signed into law Republic Act No. 10651, or the General Appropriations Act for 2015. The 2015 budget increased program expenditures by 15.1% to (Peso)2.6 trillion, from the (Peso)2.3 trillion allocated in the adjusted 2014 budget. The Department of Education received the highest allocation in the 2015 budget with (Peso)339.3 billion, a 12.9% increase from the (Peso)300.6 billion allocated in the adjusted 2014 budget. President Aquino has stated that this allocation reflects the Government’s plan to deliver direct educational benefits to lower income groups. The Department of Public Works and Highways’ 2015 allocation increased by 37.0% from its allocation in the adjusted 2014 budget, mainly due to budgeted expenditures for completion of repairs of national roads.

The 10 Government agencies with the highest allocations under the 2015 budget, as approved, compared to their corresponding allocations under the adjusted 2014 budget are listed below.

Agency	Proposed 2015 Allocation	Adjusted 2014 Allocation
	(Peso in billions)
Department of Education	339.3	300.6
Department of Public Works and Highways	300.5	219.3
Department of Social Welfare and Development	109.0	83.4
Department of the Interior and Local Government	105.7	101.5
Department of National Defense	99.6	82.5
Department of Health	88.0	85.2
Department of Transportation and Communications	54.5	47.0
Department of Agriculture	49.1	70.1
State Universities and Colleges	43.3	38.1
Autonomous Region in Muslim Mindanao	25.2	20.5
Department of Environment and Natural Resources	21.3	23.9

Debt

External Debt

As of June 30, 2014, the Republic’s outstanding external debt approved by Bangko Sentral was $58.1 billion, a 0.7% decrease from the $58.5 billion recorded as of December 31, 2013 and a 0.4% decrease from the $58.3 billion recorded as of March 31, 2014. The decrease was mainly due to a 33.0% decrease in short-term loans of commercial banks in the Republic, from $6.1 billion as of December 31, 2013 to $4.1 billion as of June 30, 2014. This decrease was offset in part by a 1.7% increase in general Government external indebtedness, which was driven primarily by a 2.5% increase in long-term bonds and notes issued by the Government. Intercompany lending in the Philippines also increased by 7.6% to $1.9 billion as of June 30, 2014 from $1.8 billion as of December 31, 2013.

National Government Debt

As of October 31, 2014, total outstanding Government debt was (Peso)5.7 trillion, reflecting a 1.2% increase over the (Peso)5.6 trillion recorded as of October 31, 2013. Of the total outstanding Government debt recorded as of October 31, 2014, domestic debt comprised (Peso)3.8 trillion, a 0.8% increase from the (Peso)3.7 trillion recorded as of October 31, 2013, and foreign debt comprised (Peso)2.0 trillion, a 1.9% increase from the (Peso)1.9 trillion recorded as of October 31, 2013. The overall increase in Government debt was attributable to an increase in borrowings made and issuances of securities by the Government during the period from October 31, 2013 to October 31, 2014, as well as net depreciation of the peso against the U.S. dollar. These results more than offset net repayments made on the Republic’s obligations.

DESCRIPTION OF THE GLOBAL BONDS

General

The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as supplemented by supplement no. 1 to the fiscal agency agreement dated February 26, 2004 and supplement no. 2 to the fiscal agency agreement dated January 11, 2006, between the Republic and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.), as fiscal agent. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The following statements are subject to the provisions of the fiscal agency agreement, the supplements to the fiscal agency agreement and the global bonds. Since the following is only a summary, we urge you to read the fiscal agency agreement, the supplements to the fiscal agency agreement and the form of global bonds before deciding whether to invest in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-192805. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The global bonds will:

•	bear interest at % from , 2015;

•	mature at par on , 2040;

•	pay interest on and of each year. The first interest payment will be made on , 2015 in respect of the period from (and including) , 2015 to (but excluding) , 2015; and

•

pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding             or             (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” the Republic may, among other things, amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the section entitled “Collective Action Securities” on page 128 of the accompanying prospectus.

The Republic has applied to the Euro MTF Market for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

The issue and sale of the global bonds were authorized by the Full Powers signed by the President of the Republic on December 19, 2014. The Monetary Board of the Republic issued its approval-in-principle for the offering of the global bonds on December 4, 2014; the offering remains subject to certain additional approvals of the Monetary Board.

Book Entry

The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers’ securities accounts with DTC.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Securities—Description of the Debt Securities—Global Securities—Registered Ownership of the Global Security”), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the Euro MTF Market and the rules of the Luxembourg Stock Exchange so require).

The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

•

ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

•	transmit to the Republic any notices from holders of any of the global bonds.

If the global bonds are accepted for listing on the Euro MTF Market, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, which shall initially be The Bank of New York Mellon (Luxembourg) S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Euro MTF Market, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Redemption and Sinking Fund

The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at 101 Barclay Street, New York, New York 10286. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal, and premium, if any, or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds. Neither the fiscal agent nor the Luxembourg paying and transfer agent will have any responsibility or liability in relation to payments of principal and interest.

The fiscal agency agreement and the supplements to the fiscal agency agreement are not required to be qualified under the Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplements to the fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

Notices

All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements. Notices may also be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

GLOBAL CLEARANCE AND SETTLEMENT

The Depository Trust Company (“DTC”), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to The Bank of New York Mellon, a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A., as depositary for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositaries”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the fiscal agent nor the Luxembourg paying and transfer agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

The Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by users of its regulated subsidiaries.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Settlement among DTC participants. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Settlement among Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Settlement between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•

borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Settlement between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

General

The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines and (ii) non-Philippine corporations not engaged in trade or business in the Philippines. If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding the global bonds.

This summary is based on Philippine laws, rules, and regulations in effect as of the date hereof, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

Effect of Holding Global Bonds. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

Documentary Stamp Taxes. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the global bonds, is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a global bond by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Taxation

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the global bonds by a U.S. Holder (as defined below). This summary deals only with initial purchasers of the global bonds that are U.S. Holders and that will hold the global bonds as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the global bonds by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax or the Medicare tax on net investment income, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the global bonds as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the global bonds in connection with a trade or business conducted outside of the United States, U.S. expatriates or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of the global bonds that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds the global bonds will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of the global bonds by the partnership.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE RELIED UPON BY PURCHASERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE GLOBAL BONDS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

General. Interest on a global bond will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid by the Republic on the global bonds constitutes income from sources outside the United States.

Sale and Retirement of the Global Bonds

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on such sale or retirement and the U.S. Holder’s adjusted tax basis of the global bond. A U.S. Holder’s adjusted tax basis in a global bond will generally be its U.S. dollar cost. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a global bond will be capital gain or loss and will be long-term capital gain or loss if the global bond was held by the U.S. Holder for more than one year.

Gain or loss realized by a U.S. Holder on the sale or retirement of a global bond generally will be U.S. source. Prospective purchasers should consult their tax advisors as to the foreign tax credit implications of the sale or retirement of global bonds.

Backup Withholding and Information Reporting

Payments of principal and interest on, and the proceeds of sale or other disposition of global bonds by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including debt of foreign entities, with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The global bonds are expected to constitute foreign financial assets subject to these requirements unless the global bonds are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisors regarding the application of the rules relating to foreign financial asset reporting.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated                , 2015 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Morgan Stanley & Co. International plc, Standard Chartered Bank and UBS AG, Hong Kong Branch, and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of $            . Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$
388 Greenwich Street New York, New York 10013 United States of America

Credit Suisse Securities (USA) LLC.	$
Eleven Madison Avenue New York, New York 10010 United States of America

Deutsche Bank Securities Inc.	$
60 Wall Street New York, New York 10005 United States of America

Goldman Sachs (Asia) L.L.C.	$
68th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong

The Hongkong and Shanghai Banking Corporation Limited	$
Level 17, HSBC Main Building 1 Queen’s Road Central Hong Kong

J.P. Morgan Securities LLC	$
383 Madison Avenue New York, New York 10179 United States of America

Morgan Stanley & Co. International plc	$
25 Cabot Square Canary Wharf London E14 EQA

Standard Chartered Bank	$
Marina Bay Financial Centre, Tower 1 8 Marina Boulevard, Level 20 Singapore 018981

UBS AG, Hong Kong Branch	$
52/F Two International Finance Centre 8 Finance Street Central, Hong Kong

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

The Republic has agreed to indemnify the underwriters against liabilities under the Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

The Republic estimates that its out-of-pocket expenses for this offering will be approximately $            . The underwriters have agreed to reimburse the Republic for certain of its expenses.

The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

Separate from the purchase of the global bonds made with a view to distribution, the underwriters or certain of their affiliates may also purchase the global bonds and be allocated the global bonds for asset management or proprietary purposes. The underwriters or their respective affiliates may purchase the global bonds for their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to the global bonds or other securities of the Republic; these purchases may be made pursuant to the underwriting agreement or in secondary market transactions. These transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the global bonds to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of the global bonds).

Deutsche Bank Securities Inc. and The Hongkong and Shanghai Banking Corporation Limited are acting as joint dealer managers and The Hongkong and Shanghai Banking Corporation Limited is acting as billing and delivering bank (the “Billing and Delivering Bank”) for the Republic’s Invitation for Offers, on the terms and subject to the conditions set forth therein. Pursuant to the terms of the Invitation for Offers, purchasers of the global notes offered hereby who tender Old Bonds in the Invitation for Offers are expected to benefit from preferential acceptance of their tenders, subject to certain conditions.

Conflicts of Interest

As described in the “Use of Proceeds,” the Republic intends to use a portion of the net cash proceeds from the sale of the global bonds to pay the purchase price and accrued interest for the Old Bonds it purchases pursuant to the Invitation for Offers. Each of Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Standard Chartered Bank and UBS AG, Hong Kong Branch and/or their respective affiliates may be a holder of certain of the Old Bonds and may, together with their respective affiliates, each receive 5% or more of the proceeds from the offering of global bonds. Because of the manner in which the net proceeds are being used, the offering of global bonds will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not necessary in connection with the offering of global bonds because the securities offered hereby are investment-grade rated. Accordingly, the offering of global bonds is being made in compliance with the requirements of FINRA Rule 5121. Additionally, client accounts over which Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, Standard Chartered Bank and UBS AG, Hong Kong Branch have investment discretion are not permitted to purchase the global bonds, either directly or indirectly, without the specific written approval of the accountholder.

Selling Restrictions

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia) in relation to the offering of the global bonds (including this prospectus supplement and the accompanying prospectus) has been or will be lodged with or registered by the Republic. Each underwriter has represented and agreed, that it has not:

(a) made or invited, and will not make or invite, an offer of the global bonds for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) distributed or published and will not distribute or publish any draft, preliminary or final form offering memorandum, advertisement or other offering material relating to the global bonds in Australia, unless:

(i)	the minimum aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding money lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 and Part 7 of the Corporations Act 2001; and

(ii)	such action complies with all applicable laws, directives and regulations and does not require any document to be lodged with, or registered by, the Australian Securities and Investments Commission.

Each underwriter has agreed that it will not sell the global bonds in circumstances where employees of the underwriter are aware of, or involved in, the sale, know or have reasonable grounds to suspect, that the global bonds, or an interest in or right in respect of the global bonds, was being, or would later be, acquired either directly or indirectly by a resident of Australia, or a non-resident who is engaged in carrying on business in Australia at or through a permanent establishment of that non-resident in Australia (the expressions “resident of Australia”, “non-resident” and “permanent establishment” having the meanings given to them by the Australian Tax Act).

Austria

The information in this prospectus supplement does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG. As no public offering will be made in Austria, no prospectus is required in accordance with Directive 2003/71/EC.

The information in the offer materials (e.g., prospectus supplement, and accompanying prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to qualified investors or investors recognized as eligible counterparties (who have not requested to be treated as non-professional client) as defined in §1/1/5a of the Austrian Capital Market Act (Kapitalmarktgesetz) (“Qualified Investors”). The information contained in the offer materials is being made available on the condition that it is solely for the use of the recipient as a Qualified Investor in Austria and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the global bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the global bonds. A public offering of the global bonds in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The offer and sale of the global bonds do not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”).

The offer and sale of the global bonds is being exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the offer and sale of the global bonds has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the offer and sale of the global bonds as well as any materials relating to the offer and sale of the global bonds may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium if the nominal value of each note is at least € 100,000 in accordance with Article 3, §2, d) of the Prospectus Law, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law.

Denmark

This prospectus supplement and the accompanying prospectus do not constitute a prospectus under Danish law and has not been filed with or approved by the Danish Financial Supervisory Authority as this prospectus supplement and the accompanying prospectus have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto.

Accordingly, this prospectus supplement and the accompanying prospectus may not be made available to any other person in Denmark nor may the global bonds otherwise be marketed and offered for sale in Denmark other than in circumstances which are exempt from the requirement to publish a prospectus in Denmark.

European Economic Area

In relation to each Member State of the European Economic Area (“EEA”), which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any global bonds which are the subject of the offering contemplated by this prospectus supplement (the “Securities ”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Republic for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall require the Republic or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or to subscribe to the Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the global bonds that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to the Republic; no global bonds have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the global bonds have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired global bonds may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the global bonds, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the underwriters represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any global bonds in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offer material relating to the global bonds to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any global bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the global bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Italy

No prospectus has been nor will be published in Italy in connection with the offering of the global bonds and such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation. Accordingly, the global bonds may not and will not be offered, sold or delivered, nor may copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds (the “Offer Materials”) be distributed in Italy, in an offer to the public of financial products under the meaning of Article 1, paragraph 1, letter t) of the Italian Legislative Decree No. 58 of February 24, 1998 as amended (the “Consolidated Financial Act”) unless an exception applies. Therefore, the global bonds may only be offered, transferred or delivered, and copies of Offer Materials may only be distributed, within the territory of Italy: (a) to qualified investors (investitori qualificati), as defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (the “Intermediaries Regulation”), pursuant to Article 100, paragraph 1, letter a) of the Consolidated Financial Act and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulation”); or (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, including, without limitation, as provided under Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation.

Any offer, sale or delivery of the global bonds or distribution of copies of Offer Materials in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made via investment firms, banks or financial intermediaries authorized to carry out such activities in Italy in accordance with the Consolidated Financial Act, the Issuers Regulation, the Intermediaries Regulation and Italian Legislative Decree No. 385 of September 1, 1993 (the “Consolidated Banking Act”), all as amended; (ii) in compliance with Article 129 of the Consolidated Banking Act and the implementing guidelines of the Bank of Italy, as amended, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and (iii) in compliance with any other applicable laws and regulations, including any conditions, limitations or requirements that may be, from time to time, imposed by the relevant Italian authorities concerning securities, tax matters and exchange controls.

Any investor purchasing the global bonds in an offering is solely responsible for ensuring that any offer or resale of the global bonds it purchases in the offering occurs in compliance with applicable Italian laws and regulations.

The Offer Materials and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Consolidated Financial Act and Article 34-ter of the Issuers Regulation, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Japan

The global bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (the “Financial Instruments and Exchange Act”) and each underwriter has represented and agreed that it will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The global bonds may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and, neither this prospectus supplement and the accompanying prospectus nor any other circular, prospectus, form of application, advertisement, communication or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the admission to trading of the global bonds on the Euro MTF Market of the Luxembourg Stock Exchange and listing on the official list of the Luxembourg Stock Exchange, and except in circumstances which do not constitute an offer of securities to the public.

Malaysia

No approval, authorization or recognition from, or registration with, the Securities Commission of Malaysia (“SC”) has been applied for or will be obtained for the offer for subscription or purchase of, or invitation to subscribe for or purchase, the global bonds or any other securities under the Capital Markets and Services Act 2007. Neither this prospectus supplement nor any prospectus or other offering document has been or will be approved by, or registered or lodged with, the SC or any other authority in connection with the offering or invitation in Malaysia. Accordingly, no offering or invitation in respect of the global bonds or any other securities is or will be made in Malaysia pursuant to this prospectus supplement or any amendment or supplement hereto. This prospectus supplement or any amendment or supplement hereto or any other offering document in relation to the global bonds may not be distributed in Malaysia directly or indirectly for the purpose of any offer of the global bonds, and no person may offer for purchase any of the global bonds directly or indirectly to anyone in Malaysia.

Netherlands

In the Netherlands, the global bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Philippines

The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions thereof before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the global bonds may not be circulated or distributed, nor may the global bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore statutes (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the global bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the global bonds pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The offer and sale of the global bonds is made in Switzerland on the basis of a private placement, not as a public offering. This document is not intended to constitute an offer or solicitation to purchase or invest in the global bonds described herein. The global bonds may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the offer of the global bonds or the global bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the offer of the global bonds or the global bonds may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the global bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the global bonds in, from or otherwise involving the United Kingdom.

Settlement and Delivery

The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the              business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in T+          to specify alternative settlement arrangements to prevent a failed settlement.

Relationship of Underwriters with the Republic

The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

LEGAL MATTERS

The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to U.S. federal and New York State law by Linklaters, special United States counsel for the Republic. Certain matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, special United States counsel for the underwriters, as to matters of U.S. federal and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de Los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

GENERAL INFORMATION

1. The global bonds have been accepted for clearance through The Depository Trust Company, Euroclear and Clearstream, Luxembourg. The International Securities Identification Number is US718286BZ91, the CUSIP number is 718286 BZ9, and the Common Code number is             .

2. The issue and sale of the global bonds was authorized by the Full Powers signed by the President of the Republic on December 19, 2014.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the global bond offering since December 12, 2013.

4. Application has been made to list the global bonds on the Euro MTF Market. Copies of the following documents will, so long as any global bonds are listed on the Euro MTF Market, be available for inspection during usual business hours at the specified office of The Bank of New York Mellon (Luxembourg) S.A. in Luxembourg:

•	copies of the Registration Statement, which includes the fiscal agency agreement, the supplements to the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•

the Full Powers signed by the President of the Republic on December 19, 2014, and the resolution of the Monetary Board of Bangko Sentral adopted on November 26, 2014, authorizing and approving-in principle the issue and sale of the global bonds.

In addition, so long as the global bonds are outstanding or listed on the Euro MTF Market, copies of the Philippines’ economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, if any, the fiscal agency agreement and the supplements to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent. Application has been made to admit the global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market.

5. The Bank of New York Mellon (Luxembourg) S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the Euro MTF Market and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.

PROSPECTUS

Republic of the Philippines

$2,496,183,895

Debt Securities and/or

Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should not assume that information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than its date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 12, 2013.

CERTAIN DEFINED TERMS AND CONVENTIONS

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic’s ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic’s securities. As used in this prospectus, the term “N/A” identifies statistical or financial data that is not available.

All references in this prospectus (a) to the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) to the “Government” are to the national government of the Philippines and (c) to “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

“Government-owned corporations,” “Government-owned and controlled corporations” or “GOCCs” are corporations at least 51% of the capital stock of which is owned by the Government, directly or indirectly, through its instrumentalities.

The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

Unless otherwise indicated, all references in this prospectus to “Philippine Pesos,” “pesos” or “(Peso)” are to the lawful national currency of the Philippines, those to “dollars,” “U.S. dollars” or “$” are to the lawful currency of the United States of America, those to “euro” and “€” are to the currency introduced on January 1, 1999 at the start of the third stage on European Economic and Monetary Union and those to “Japanese yen,” “yen” or “JPY” are to the lawful national currency of Japan. References to “SDR” are to Special Drawing Rights of the International Monetary Fund.

This prospectus contains translations of some peso amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, the translations were made at the exchange rate as stated in the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the U.S. dollar amounts or could have been converted into U.S. dollars at the rates indicated, at any particular rate or at all.

Economists show Gross Domestic Product (“GDP”) and Gross National Income (“GNI”) in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices for each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. In the first quarter of 2011, the standards under the Philippine System of National Accounts (the “PSNA”) for the calculation of GDP and GNI (known as gross national product (“GNP”) prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. The revision of the base year for GDP and GNI was part of a number of changes to the PSNA methodology, which also included changes to the Republic’s classification systems and the designation of economic categories and subcategories. See “Republic of the Philippines—GDP and Major Financial Indicators.” In this prospectus, unless otherwise specified, data has been presented on the basis of the PSNA standards as revised in 2011, and certain real GDP and GNI figures for years prior to the 2011 revisions have been restated based on the 2000 base year. As a result, these figures may be different from data previously reported by the Republic. Unless otherwise specified, GDP and GNI figures in this prospectus and any prospectus supplement are real GDP and GNI figures, respectively, using the year ended December 31, 2000 as the base year. Unless otherwise specified, growth figures for GDP and GNI in this prospectus and any prospectus supplement are period-on-period comparisons of real GDP and GNI, respectively, using the year ended December 31, 2000 as the base year.

The balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the National Statistics Office (the “NSO”). However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the fifth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM5”). In March 2013, Bangko Sentral adopted the sixth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM6”) framework covering balance of payments statistics for 2011 onwards, pursuant to which the property income and expense accounts have been revised. To enable a comparison of the balance of payments transaction categories under both the BPM5 and BPM6 frameworks, Bangko Sentral has published balance of payments statistics through 2012 on both a BPM5 and BPM6 basis. Bangko Sentral plans full implementation of the BPM6 framework by 2014. The key changes from the BPM5 methodology to the BPM6 methodology include (i) changes in the classification of certain financial instruments such as monetary gold, employee stock options and insurance, pension and standardized guarantee schemes, (ii) changes in the classification of institutional sectors such as monetary authorities, banks, non-financial corporations and non-profit institutions, (iii) changes in certain components that comprise the current account such as goods, services, income and current transfers, (iv) changes in certain components that comprise the capital account, and (v) changes in certain components that comprise the financial account.

Under BPM6, goods that are imported into the Philippines on a consignment basis for purposes of repair or improvement within the Philippines and then exported back to their country of origin such that no change in ownership occurs are recognized under the services account rather than the goods account. There have also been certain corresponding reclassifications of items from the services account to the goods account. The financial account under BPM6 is now stated on an asset and liability basis. Under BPM5, inflows and outflows to and from the financial account were recognized based on the residency of investors—non-residents investing within the Philippines or Philippine residents investing abroad. Under BPM6, Bangko Sentral reports the net acquisition of assets and net incurrence of liabilities.

Unless otherwise specified, balance of payments statistics for 2011 onwards presented in this prospectus and any prospectus supplement are presented on a BPM6 basis. As a result, these statistics may be different from data previously reported by the Republic.

In May 2013, the National Statistical Coordination Board (the “NSCB”) revised GNI and net primary income figures for 2010 to 2013. These revisions were part of the NSCB’s periodic updates of the Republic’s National Income Accounts in response to new data, in particular the latest data from the Philippine Overseas Employment Agency in relation to compensation inflow, which includes salaries from overseas foreign workers (“OFWs”). As a result, estimates of GNI and net primary income for 2010, 2011, 2012 and the first nine months of 2013 presented in this prospectus and any prospectus supplement are not presented on the same basis as GNI and net primary income figures for 2008 and 2009.

In July 2013, Bangko Sentral adopted a new system for compiling and reporting monetary statistics called the Standardized Report Forms (the “SRF”) format as part of Bangko Sentral’s adherence to international best practices in statistical compilation. The SRF is a unified international framework for reporting monetary and financial statistics to the International Monetary Fund (the “IMF”). Under the SRF, foreign and domestic assets reported by Bangko Sentral are no longer presented net of liabilities; rather, liabilities are reported separately. The presentation of general Government assets, however, remains net of liabilities. The adoption of the SRF system did not result in any change to overall monetary balances. However, Bangko Sentral has, in connection with the adoption of the SRF, also implemented certain recommendations from the IMF pertaining to the inclusion of unsecured subordinated debt and accrued interest expense, which has given rise to minor changes in amounts previously reported.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	other adverse factors, such as climatic or seismic events, the recurrence of the outbreak of diseases such as severe acute respiratory syndrome and avian influenza and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For the Philippines, precise dates or “no-later-than” dates for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Philippines’ “Advance Release Calendar” and metadata is located at “http://dsbb.imf.org/Applications/web/sddsctycatarclist/?strcode=PHL.”

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

v

RATINGS

Ratings included herein are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. The Republic’s current credit ratings and rating outlooks are dependent upon economic conditions and other factors affecting credit risk that are outside the control of the Republic. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The Republic discloses these ratings because, though the Republic has no control over ratings, they are important to the Republic’s ability to obtain the financing that it needs on terms that are favorable to it. A decision by a rating agency to downgrade the Republic’s credit rating may have an adverse impact on its ability to access funding and may increase its borrowing costs, while an upgrade in its rating may improve its access to funding and reduce its borrowing costs.

PROSPECTUS SUMMARY

REPUBLIC OF THE PHILIPPINES

General

The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north, covering an area of 141,395 square kilometers; Visayas in the central region, covering an area of 56,606 square kilometers; and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic’s capital. As of the 2010 Census of Population and Housing (the “2010 Census”) conducted by the NSO, the Republic’s population was estimated at approximately 92.3 million.

Government and Politics

The Republic’s current constitution (the “Constitution”) was adopted by plebiscite in 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is vested in the President, who is elected by direct popular vote and who may serve one term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in various lower courts.

President Benigno S. Aquino III was elected in May 2010, and he commenced serving his current six-year term on June 30, 2010. Mr. Aquino was a former member of the House of Representatives and the Senate prior to his election as President. President Aquino is the chairman of the Liberal Party.

On July 22, 2013, President Aquino delivered his fourth State of the Nation Address, during which the President discussed the nation’s progress in a number of areas, including agriculture, health, education, disaster preparedness, anti-corruption efforts and the ongoing peace process in Bangsamoro. In particular, the President pointed to the establishment of the Transition Commission to craft the Bangsamoro Basic Law and called on Congress to pass the Bangsamoro Basic Law before the end of 2014. The President also highlighted the success of the recent peaceful elections, particularly in the Autonomous Region in Muslim Mindanao (the “ARMM”), marking the first time ARMM elections have been held simultaneously with national elections.

President Aquino focused on his continued aim to increase Government efficiency and ensure the prudent management of Government-owned and controlled corporations (“GOCCs”). The President also highlighted certain of the nation’s economic achievements, including two consecutive 10 place jumps in the World Economic Forum’s global competitive index (from 87th place in 2009 to 59th place in 2013) and achieving investment-grade status from Standard & Poor’s Ratings Services (“Standard & Poor’s”) and Fitch Ratings Ltd. (“Fitch”). He also noted that the Government believes the Republic is still capable of realizing its goal of rice self-sufficiency, having reached 94% rice self-sufficiency by the end of 2012. In October 2013, Moody’s Investor Service, Inc. (“Moody’s”) also upgraded the Philippines to investment-grade status.

Economy

The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through GOCCs and Government financial institutions (“GFIs”). The Government actively encourages domestic and foreign private investment. The Philippines has undertaken liberalization of trade and investment in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries.

The three principal sectors of the Philippine economy are (i) service, (ii) industry and (iii) agriculture, hunting, forestry and fishing. The service sector accounted for 57.1% of GDP in 2012, including the subsectors of trade and repair of motor vehicles, motorcycles, personal and household goods (16.7% of GDP) and real estate, renting and business activities (10.9% of GDP). The industry sector accounted for 32.0% of GDP in 2012, including the subsectors of construction and mining and quarrying (5.4% and 1.1%, respectively, of GDP), and the agriculture, hunting, forestry and fishing sector accounted for 11.1%.

In 2012, GDP grew by 6.8%, compared with growth of 3.6% in 2011. The largest contributor to the increase in the rate of growth in 2012 was a reversal of the contraction in the construction subsector experienced in 2011 of 9.8% to growth of 15.7% in 2012. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector also increased, from growth of 3.3% in 2011 to growth of 7.5% in 2012. The transport, storage and communications subsector grew by 8.1% in 2012, compared to growth of 4.3% in 2011, which was also a major contributor. Partially offsetting the performance of these subsectors was a decrease in growth in the mining and quarrying subsector, from growth of 7.0% in 2011 to growth of 2.2% in 2012. Growth in both the agriculture and forestry subsector and the real estate, renting and business activities subsector also decreased, from 4.4% and 8.4%, respectively, in 2011 to 3.6% and 7.5%, respectively, in 2012. GNI in 2012 grew by 6.5% compared to 2.8% in the prior year. The GNI growth rate was lower than the GDP growth rate due to the relatively lower growth in net primary income of 4.8% in 2012 compared to growth in GDP in 2012, though this represented an increase over the 1.6% growth in net primary income in 2011. Net primary income is a measure included in GNI but excluded from GDP.

Preliminary data indicate that GDP grew by 7.4% in the first nine months of 2013, compared with growth of 6.7% in the first nine months of 2012. The increase in growth in the first nine months of 2013 was primarily due to increased growth in the manufacturing subsector, from growth of 5.4% in the first nine months of 2012 to growth of 9.8% in the first nine months of 2013. An increase in growth in the financial intermediation (including banking institutions) subsector, from 8.0% in the first nine months of 2012 to growth of 13.3% in the first nine months of 2013, was also a significant contributor. Growth in construction also increased, from growth of 10.5% in the first nine months of 2012 to growth of 16.3% in the first nine months of 2013. Partially offsetting the performance of these subsectors was a decrease in growth in the transport, storage and communications subsector, from growth of 9.4% in the first nine months of 2012 to growth of 5.3% in the first nine months of 2013. Growth in the other services subsector also decreased to growth of 5.7% in the first nine months of 2013, from growth of 8.5% in the first nine months of 2012. GNI in the first nine months of 2013 increased by 7.3%, compared to 6.5% in the corresponding period in 2012. GNI growth was lower compared to GDP growth due to relatively lower growth in net primary income of 6.7% in the first nine months of 2013 compared to GDP growth in the same period, though this was an increase from the 5.5% growth in net primary income in the first nine months of 2012.

Foreign trade is important to the Philippine economy. In 2012, exports of goods as reported by the NSO were equal to 17.4% of the country’s GNI, and imports were equal to 20.8% of GNI. Total exports of goods on a BPM6 basis as reported by the NSO were $46.2 billion in 2012, of which manufactured goods accounted for 86.1%. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

In the first six months of 2013, preliminary data indicate that the overall balance of payments position of the Republic on a BPM6 basis recorded a surplus of $2.6 billion, which was 95.8% higher than the surplus of $1.3 billion in the corresponding period of 2012, primarily as a result of an increased surplus in the current account as well as a substantially lower deficit in the net unclassified items account. The current account recorded a surplus of $5.6 billion in the first six months of 2013, which was substantially higher than the surplus of $2.7 billion recorded in the corresponding period of 2012. The net unclassified items account recorded a deficit of $3.9 billion in the first six months of 2013, which was 29.2% lower than the $5.5 billion deficit recorded in the corresponding period of 2012. These factors were partially offset by a substantially lower surplus in the capital and financial account of $850 million compared to $4.2 billion in the corresponding period of 2012.

On June 14, 2012, the Monetary Board of Bangko Sentral announced that it would maintain the overnight borrowing or reverse repurchase (“RRP”) and overnight lending or repurchase (“RP”) rates at 4.0% and 6.0%, respectively. However, on July 26, 2012, in response to the continued uncertainty in the global financial markets, the Monetary Board reduced both the RRP rate and the RP rate by 0.25% to 3.75% and 5.75%, respectively. On October 25, 2012, the Monetary Board again reduced both the RRP rate and the RP rate by 0.25% to 3.50% and 5.50%, respectively. The Monetary Board has maintained its policy rates at 3.50% for the RRP rate and 5.50% for the RP rate.

The average interest rates for 91-day Treasury bills in the first 11 months of 2013 decreased to 0.3% from an average of 1.6% in 2012, compared to 1.4% in 2011 and 3.7% in 2010.

In the first 11 months of 2013, the average exchange rate was (Peso)42.3 per U.S. dollar, compared to the full year averages of (Peso)42.2 in 2012, (Peso)43.3 in 2011 and (Peso)45.1 in 2010.

As of November 30, 2013, the Philippine Stock Exchange composite index closed at 6,208.8 compared to a close of 5,812.7 on December 28, 2012, 4,372.0 on December 29, 2011, 4,201.1 on December 30, 2010, 3,052.7 on December 29, 2009 and 1,872.9 on December 24, 2008.

As of June 30, 2013, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $58.0 billion, a 3.9% decrease from the $60.3 billion recorded as of December 31, 2012 and a 5.3% decrease from the $61.2 billion recorded as of June 30, 2012. The decrease was mainly due to loan repayments as well as negative foreign exchange revaluation adjustments as the U.S. dollar strengthened, particularly against the Japanese yen. Bangko Sentral is required to approve all public sector borrowings, subject to certain exceptions, in order to monitor the Republic’s external debt service burden and channel loan proceeds to priority projects in line with the Government’s development plans. As of December 31, 2012, the Republic’s external debt-to-GDP ratio was 24.1%, compared with an external debt-to-GDP ratio of 27.0% as of December 31, 2011.

As of June 30, 2013, approximately 29.5% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in U.S. dollars while 12.2% was denominated in Japanese yen. Multi-currency loans from institutions such as the International Bank for Reconstruction and Development (the “World Bank”) and the Asian Development Bank (the “ADB”) accounted for 7.2% of total Bangko Sentral-approved external debt.

Summary Economic Information of the Republic of the Philippines

	2008	2009	2010	2011	2012	2013(1)
	(Peso in billions, except as indicated)
GDP (at then-current market prices)	7,720.9	8,026.1	9,003.5	9,735.5	10,564.9	8,300.3
GDP (at constant 2000 prices)	5,237.1	5,297.2	5,701.5	5,924.4	6,311.7	4,948.6
GDP per capita (in $ at then-current market prices)(2)	$1,919	$1,851	$2,155	$2,395	$2,588	—
GDP growth rate (at constant 2000 prices)	4.2%	1.1%	7.6%	3.6%	6.8%	7.4	%(3)
Consumer Price Inflation rate(4)	8.3%	4.2%	3.8%	4.6%	3.2%	2.8	%(5)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(0.9)%	(3.7)%	(3.5)%	(2.0)%	(2.3)%	(0.9)%
Government debt at end of period as % of GDP (at then-current market prices)	54.7%	54.8%	52.4%	51.0%	51.5%	49.8%
Public sector borrowing requirement(6)	(90.2)	(329.8)	(379.0)	(220.1)	(224.0)	—
Consolidated public sector financial position(7)	30.2	(240.1)	(355.8)	(175.1)	(163.3)	—
Current account surplus/(deficit) as % of GDP	2.1%	5.6%	4.5%	3.1%	2.8%	4.2%
Overall balance of payments position at end of period as % of GDP(8)	0.1%	3.8%	7.2%	5.1%	3.7%	1.9%

	2008	2009	2010	2011	2012	2013(1)
	(Peso in billions, end of period; except as indicated)
Direct domestic debt of the Government(9)	2,414.4	2,470.0	2,718.2	2,873.4	3,468.4	5,609.7
Direct external debt of the Government ($ billion)(9)(10)	$38.1	$41.6	$45.6	$47.3	$47.9	$44.6
Public sector domestic debt(11)	2,328.3	2,691.7	3,783.1	4,773.2	5,219.9	5,517.3
Public sector external debt(10)(12) ($ billion)	$61.9	$64.7	$66.1	$64.2	$52.5	$50.6
Public sector external debt(12)	2,935.1	2,998.0	2,899.7	2,820.2	2,275.7	2,217.5
Unemployment rate (%)	7.4	7.5	7.3	7.0	7.0	7.3
Gross international reserves ($ billion)(10)(13)	$37.6	$44.2	$62.4	$75.3	$83.8	$83.6	(14)

Sources: National Statistics Office; National Statistical Coordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Preliminary data as of or for the first six months of 2013, unless otherwise indicated.

(2)	Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.

(3)	Preliminary data for the first nine months of 2013 compared to the first nine months of 2012.

(4)	The Government uses 2006 as the base year for CPI calculations. See “Republic of the Philippines—Prices, Employment and Wages—Inflation” for a more detailed discussion of CPI calculations.

(5)	Preliminary data for the first 11 months of 2013.

(6)	Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the 14 major GOCCs, the debt of which comprises virtually all the debt incurred by GOCCs (the “14 major GOCCs”).

(7)	Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the 14 major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(8)	Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Republic of the Philippines—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(9)	Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(10)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.

(11)	Represents debt of the Government, the 14 major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(12)	Includes public sector debt, whether or not guaranteed by the Government.

(13)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the International Monetary Fund.

(14)	Preliminary data as of October 31, 2013.

Typhoon “Yolanda” (“Haiyan”)

In November 2013, Typhoon “Yolanda” (also known as Typhoon “Haiyan”) made landfall in Eastern Samar. As of December 4, 2013, 5,719 people were reported dead from the storm, 1,779 persons were reported missing, 26,233 persons had been injured and 433 evacuation centers were still sheltering approximately 96,474 people. As of the same date, estimated damages had reached (Peso)34.4 billion, comprising an estimated (Peso)17.3 billion to infrastructure and (Peso)17.0 billion to agriculture in the regions affected by the storm.

Despite the damage and loss resulting from Typhoon “Yolanda,” as well as other calamities that struck the country in 2013, including a 7.2 magnitude earthquake in the Visayas region in October, in December 2013, the Development and Budget Coordination Committee (the “DBCC”) maintained their 6.0% to 7.0% GDP growth target for 2013 and their 6.5% to 7.5% GDP growth target for 2014. The DBCC also maintained their export and import growth targets of 10.0% and 12.0%, respectively, for 2013. However, for 2014, the DBCC reduced their export estimates from 11.0% to 6.0% and import estimates from 13.0% to 5.0%. The DBCC maintained their projection for the 2014 budget deficit of (Peso)266.2 billion, representing 2.0% of projected GDP for the year. See “Republic of the Philippines—Natural Disasters—Typhoons and Flooding—Typhoon “Yolanda” (“Haiyan”).”

REPUBLIC OF THE PHILIPPINES

History, Land and People

History

Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935, when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

Geography and General Information

The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 56,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 17 administrative regions.

REPUBLIC OF THE PHILIPPINES
WGS 1984 DATUM
1:9,000,000
CHINA
TAIWAN
BATANES
LUZON SEA
PHILIPPINE SEA
WEST PHILIPPINE SEA
BENHAM RISE REGION
ILOCOS NORTE
APAYAO
CAGAYAN
ABRA
KALINGA
ILOCOS SUR
MT. PROVINCE
IFUGAO
ISABELA
LA UNION
BENGUET
NUEVA VIZCAYA
QUIRINO
PANGASINAN
NUEVA ECIJA
AURORA
TARLAC
ZAMBALES
PAMPANGA
BULACAN
RIZAL
BATAAN
METRO MANILA
QUEZON
CAVITE
LAGUNA
CAMARINES NORTE
CATANDUANES
BATANGAS
CAMARINES SUR
MARINDUQUE
OCCIDENTAL MINDORO
ORIENTAL MINDORO
ALBAY
SORSOGON
ROMBLON
MASBATE
NORTHERN SAMAR
EASTERN SAMAR
SAMAR
AKLAN
CAPIZ
BILIRAN
ANTIQUE
ILOILO
LEYTE
NEGROS OCCIDENTAL
CEBU
SOUTHERN LEYTE
DINAGAT ISLANDS
GUIMARAS
PALAWAN
BOHOL
SURIGAO DEL NORTE
NEGROS ORIENTAL
SIQUIJOR
CAMIGUIN
AGUSAN DEL NORTE
SURIGAO DEL SUR
MISAMIS ORIENTAL
SULU SEA
KALAYAAN ISLAND GROUP
MISAMIS OCCIDENTAL
AGUSAN DEL SUR
ZAMBOANGA DEL NORTE
BUKIDNON
ZAMBOANGA DEL SUR
LANAO DEL NORTE
COMPOSTELA VALLEY
LANAO DEL SUR
ZAMBOANGA SIBUGAY
DAVAO DEL NORTE
NORTE COTABATO
DAVAO ORIENTAL
MAGUINDANAO
SULTAN KUDARAT
DAVAO DEL SUR
BASILAN
SOUTH COTABATO
SULU
SARANGANI
TAWI-TAWI
MINDANAO SEA
Sabah
BRUNEI
MALAYSIA
INDONESIA
CELEBES SEA
20°N
15°N
10°N
5°N
115°E
120°E
125°E

Note:	For a discussion of territorial disputes over certain islands in the West Philippine Sea, see “—Government—Territorial Dispute over the West Philippine Sea.”

In 2011, classified forest lands covered 15.1 million hectares or approximately 50.0% of the Philippines, and approximately 47.0% of the country was under agricultural cultivation. As of April 2013, approximately 30.9% of the workforce was employed in the agriculture sector. Agriculture, hunting, forestry and fishing provided approximately 6.8% of the Republic’s export earnings (including exports of agriculture-based products) in 2012. Although the Republic is a major exporter of certain agricultural products, manufactured goods comprise the most important category of the Republic’s exports, accounting for 85.9% of the Republic’s exports in 2012. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

The Republic’s population was 92.3 million according to the 2010 Census. The Republic’s capital, Manila, located in Luzon, had an estimated population of 1.7 million in 2010. The cities of Manila, Pasay, Caloocan, Quezon, Mandaluyong, Las Piñas, Muntinlupa, Marikina, Pasig, Makati, Malabon, Valenzuela and Parañaque, together with four surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, had an estimated population of 11.9 million people in 2010, representing approximately 12.9% of the Republic’s population. The average growth rate of the population of the Republic from 1990 to 2010 was 2.1%. The growth rate from 1990 to 2000 was 2.3% and the corresponding figure for the period from 2000 to 2010 was 1.9%.

The Republic has a relatively young population, with more than 40% of the population under the age of 20 and a median age of 23.4, according to the 2010 Census. The following table shows the population of the Republic, by age group, according to the 2010 Census.

2010 HOUSEHOLD POPULATION BY AGE

Age group	Total household population	Percentage of total population in age group
Under 1	1,967,714	2.1%
1-4	8,263,934	9.0%
5-9	10,317,657	11.2%
10-14	10,168,219	11.0%
15-19	9,676,359	10.5%
20-24	8,370,398	9.1%
25-29	7,390,062	8.0%
30-34	6,744,028	7.3%
35-39	5,990,108	6.5%
40-44	5,450,679	5.9%
45-49	4,664,537	5.1%
50-54	3,883,630	4.2%
55-59	2,980,350	3.2%
60-64	2,224,105	2.4%
65-69	1,495,115	1.6%
70-74	1,140,951	1.2%
75-79	705,977	0.8%
80 and over	664,155	0.7%

Total	92,097,978	100.0%

Median Age	23.4

Source: National Statistics Office, 2010 Census.

The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. As of 2008, the Republic’s literacy rate was 95.6%, ranking among the highest in Asia.

Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government

Governmental Structure

Since 1935, the Republic has had three constitutions. The country adopted the current Constitution by plebiscite in February 1987 after Ferdinand Marcos, who had ruled for 20 years, was ousted a year earlier in favor of Corazon Aquino (who opposed Marcos in the 1986 presidential election) following a people’s uprising. The new Constitution restored a presidential form of government composed of three branches: executive, legislative and judicial.

The principal features of each branch are as follows:

•

Executive—The President, elected by popular vote for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled, is removed from office or resigns, the Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he or she cannot serve, the Speaker of the House of Representatives acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

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Legislative—Congress, comprising the Senate and the House of Representatives, exercises the Republic’s legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members (excluding sectoral representatives), all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives serve for a term of three years. Senate and House of Representatives seats are subject to two consecutive term and three consecutive term limits, respectively. The country held elections for 12 Senators and all members of the House of Representatives in May 2013.

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Judicial—The Supreme Court and any lower courts established by law exercise the Republic’s judicial authority. The Republic’s court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these are the Regional Trial Courts, Metropolitan Trial Courts, Municipal Trial Courts and Municipal Circuit Trial Courts, which are all courts of original jurisdiction.

Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (a special court with jurisdiction over criminal and civil cases involving graft and corruption in the Government), the Court of Tax Appeals, the Shari’ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

National Elections and Recent Political Developments

In January 2001, Gloria Macapagal-Arroyo, who was then the Vice President, became president after former President Joseph Estrada was subject to allegations of corruption, which culminated in impeachment proceedings, mass public protests in Manila, withdrawal of support by the military and his eventual resignation from office. Former President Estrada was arrested and charged with perjury and plunder and later sentenced to life imprisonment. In June 2004, Mrs. Arroyo and Noli de Castro began six-year terms as President-elect and Vice President-elect, respectively, in a controversial election in which President Arroyo was accused of vote-rigging. President Arroyo unconditionally pardoned Mr. Estrada in 2007.

On November 23, 2009, the Republic suffered its worst instance of election-related violence when 57 people were killed in the province of Maguindanao in the Mindanao region. Various human rights groups condemned the mass killing, and in response, on December 4, 2009, then President Arroyo issued Proclamation No. 1959 declaring martial law in the province of Maguindanao. Proclamation No. 1959 was recalled on December 12, 2009, lifting the declaration of martial law.

On May 10, 2010, national elections were held for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts. On June 30, 2010, Benigno S. Aquino III, the son of Senator Benigno Aquino Jr. and former President Corazon Aquino, assumed office as President of the Republic. Former Makati City mayor Jejomar Binay assumed office as Vice President of the Republic. President Aquino is the chairman of the Liberal Party. Following the national elections on May 13, 2013, members of the Liberal Party currently hold four of the 24 seats in the Senate and 111 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives), which together constitute the 16th Congress of the Republic. Members of the Lakas-KAMPI CMD party of former President Arroyo currently hold two of the 24 seats in the Senate and 14 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives). The next national elections will be held on May 9, 2016 for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts (including Regional Governor, Regional Vice Governor and Members of the Regional Legislative Assembly of the Autonomous Region in Muslim Mindanao (the “ARMM”)).

In January 2011, President Aquino ordered the Department of Justice to investigate allegations of corruption within the Armed Forces of the Philippines (the “AFP”) after retired Philippine Army Colonel George Rabusa testified in a Senate hearing that various AFP chiefs of staff had embezzled millions of pesos during their respective tenures. Colonel Rabusa specifically alleged that Angelo Reyes, former Chief of Staff of the AFP under former President Arroyo, illegally received (Peso)50 million as a “retirement gift” when he retired in 2001. These allegations followed earlier reports of military officials embezzling portions of soldiers’ salaries and a mutiny by a group of junior military officers in 2003 over alleged corruption in the AFP. Reyes committed suicide on February 8, 2011. On April 14, 2011, Colonel Rabusa filed complaints for plunder against three previous AFP chiefs of staff and two Major Generals. On January 5, 2012, the Department of Justice indorsed the case to the Office of the Ombudsman for review and approval; however, on April 13, 2013 the Office of the Ombudsman dismissed the charges due to a lack of evidence. The Government is currently reviewing its legal options in relation to the Ombudsman’s decision.

On November 18, 2011, former President Arroyo was arrested on charges of electoral sabotage related to the 2007 Senate elections. At the time of her arrest, Mrs. Arroyo had been admitted to a hospital, claiming a rare bone disease. On November 15, 2011, Mrs. Arroyo attempted to leave the Philippines to receive medical treatment abroad, citing the Supreme Court of the Philippines’ decision granting her the right to leave the country. However, Government officials, on the strength of a watch list order, prevented her from departing. An arrest warrant was issued on November 18, 2011 by a lower court after the Philippine Commission on Elections filed charges alleging Mrs. Arroyo had ordered large-scale tampering with official election returns in the 2007 Senate elections, which helped win a seat in the Senate for one of her supporters. Mrs. Arroyo had initially challenged the legality of the charges but the Supreme Court overruled the challenge on July 23, 2013. The Government’s case against Mrs. Arroyo for alleged electoral sabotage is now pending before the lower court. On July 16, 2012, Mrs. Arroyo was also charged with plunder by the Office of the Ombudsman for the alleged misuse of Philippine Charity Sweepstakes Office funds while serving as President. Mrs. Arroyo, who was released on bail on July 25, 2012, was elected to a second term as a member of the House of Representatives on May 13, 2013 despite the charges pending against her.

On December 12, 2011, the House of Representatives impeached Renato Corona, Chief Justice of the Supreme Court of the Philippines. The impeachment followed a series of decisions by the Supreme Court that hindered the Government’s efforts to prevent former President Arroyo from leaving the Philippines for medical care. The impeachment complaint accused Mr. Corona of, among other charges, improperly issuing decisions that favored Mrs. Arroyo, including the decision to allow Mrs. Arroyo to leave the Philippines. The complaint also accused Mr. Corona of failing to disclose all of his properties, in violation of the rules applicable to all public officers requiring the declaration of their assets, liabilities and net worth. On May 29, 2012, the Senate voted to convict Mr. Corona. On August 24, 2012, President Aquino appointed Associate Justice Maria Lourdes Sereno as the new Chief Justice. Chief Justice Sereno is the first woman appointed to the position and can hold office for 18 years until she reaches the retirement age of 70.

Truth Commission

On July 30, 2010, President Aquino signed Executive Order No. 1, creating a truth commission primarily to “seek and find the truth on, and toward this end, investigate reports of graft and corruption committed by public officers and employees, their co-principals, accomplices and accessories from the private sector, if any, during the previous administration; and thereafter recommend the appropriate action or measures to be taken thereon.” On August 12, 2010, various members of the House of Representatives petitioned the Supreme Court to declare the order a violation of the constitutional doctrine of separation of powers between the executive and judicial branches. The Supreme Court declared the order unconstitutional on December 7, 2010.

Administrative Organization

As of December 1, 2013, the Republic had 17 administrative regions and 43,740 local government units. Local government units included 80 provinces, 140 cities, 1,494 municipalities (subdivisions of provinces) and 42,026 barangays. Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of the provinces in which they are located.

The Government is organized primarily around the various departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are grouped into the following five sectors.

Sector	Major Departments

Social services	Health; Education, Culture and Sports; Labor and Employment; Social Welfare and Development

Economic services	Agriculture; Agrarian Reform; Energy; Environment and Natural Resources; Tourism; Trade and Industry; Public Works and Highways; Transportation and Communications; Science and Technology

Defense	National Defense

General public services	Foreign Affairs; Finance; Budget and Management; Interior and Local Government; Justice; National Economic and Development Authority; Office of the Press Secretary; Autonomous Region of Muslim Mindanao; Cordillera Administrative Region

Constitutional offices	General Public Services (Elections, Audit, Civil Service, Public Order and Safety, Office of the Ombudsman); Social Services (Human Rights)

On December 9, 2010, President Aquino issued Executive Order No. 18, abolishing and discontinuing the operations of 10 agencies under the Office of the President because of duplication of functions. These agencies include the Mindanao Development Council, Office of the North Luzon Quadrangle Area, Office of External Affairs, Minerals Development Council, the Presidential Anti-Smuggling Group, Presidential Anti-Graft Commission, Luzon Urban Beltway Super Region, Bicol River Basin Watershed Management Project, Office of the Presidential Adviser on Global Warming and Climate Change and the Office of the Presidential Adviser on New Government Centers. The abolition of these agencies took effect on December 30, 2010.

Government Corporations

The Government owns or controls a number of corporations that provide essential goods and services to the public and work with the private sector to encourage economic growth and development. Originally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984.

Presently there are approximately 90 Government-owned and/or Government-controlled corporations, including subsidiaries. The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contributions to the public sector deficit or surplus position and other financial indicators. These 14 corporations, referred to as the 14 major GOCCs, and their areas of activity are as follows:

Government Corporation	Business Activity

National Power Corporation (“NPC”)(1)	off-grid and island grid power generation and transmission

National Transmission Corporation (“Transco”)(1)	ownership of power transmission infrastructure

Power Sector Assets and Liabilities Management Corporation (“PSALM”)(1)	power generation and privatization of legacy NPC assets

National Electrification Administration	lending to electric cooperatives

Metropolitan Waterworks and Sewerage System	water utilities (Metro Manila and neighboring provinces); regulation of private concessionaires

Local Water Utilities Administration	lending to water utilities

Philippine Economic Zone Authority	area development

National Food Authority	agriculture

National Irrigation Administration	agriculture

Philippine National Railways	transportation

Light Rail Transit Authority	transportation

Philippine Ports Authority	transportation

National Development Company	financing/investment

Philippine National Oil Company(2)	energy exploration and development

National Housing Authority	housing

Home Guaranty Corporation	housing insurance

Notes:

(1)	In accordance with the Electric Power Industry Reform Act of 2001 (the “EPIRA”), the Government reorganized the power sector among NPC, and two new entities, PSALM and Transco. PSALM is in the process of privatizing the remaining NPC power generation assets. Transco, which is wholly owned by PSALM, is responsible for privatizing the electrical transmission system. For certain financial monitoring purposes, these three corporations are together treated as a single entity. See “Republic of the Philippines—Philippine Economy—Restructuring of the Electric Power Industry” for a more detailed discussion of the EPIRA and the privatization of NPC’s assets.

(2)	The Philippine National Oil Company includes its five subsidiaries: the PNOC Alternative Fules Corporation; the PNOC Energy Development Corporation; the PNOC Exploration Corporation; the PNOC Development and Management Corporation; and the PNOC Shipping and Transport Corporation.

GOCCs currently account for a significant proportion of the public sector’s domestic and external debt. Based on audited financial statements, as of December 31, 2012, the 14 major GOCCs listed above had aggregate domestic and external liabilities of approximately (Peso)1.43 trillion, which represents the majority of the liabilities owed by Government corporations.

The Government has in recent years implemented a general policy to improve the corporate governance and financial performance of GOCCs by encouraging adequate contribution by these GOCCs to the Government’s fiscal consolidation efforts, integrity, efficient and effective delivery of public services, sustainability, transparency and accountability. Further to its privatization strategies, the Government has also sought decreased intervention in the business affairs of other GOCCs in view of its policy objective for GOCCs to be self-sustaining; however, in certain instances, the Government supports the transactions of such corporations by acting as guarantor for obligations and providing such other assistance as it deems necessary and as may be allowable under law.

On June 6, 2011, President Aquino signed into law Republic Act No. 10149, known as the GOCC Governance Act of 2011 (the “GOCC Act”), which provides, among other things, for the standardization and rationalization of salaries and benefits of officials and employees of GOCCs. One of the main provisions of the GOCC Act created a Governance Commission for GOCCs (the “GOCC Commission”), with five members appointed from relevant Government agencies and the private sector. One of the GOCC Commission’s primary functions is to review and determine which GOCCs should be reorganized, merged, streamlined, abolished or privatized. This review is currently ongoing. In addition to the creation of the GOCC Commission, the GOCC Act also applies stricter standards for the retention of directors, officials and employees of GOCCs, requiring all directors of GOCCs to serve under one-year renewable terms with “fit and proper” performance-based reviews conducted prior to each renewal. The GOCC Act prohibits GOCCs from performing regulatory functions.

The Government also currently closely monitors the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies. These include two specialized Government banks—the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see “—The Philippine Financial System—Structure of the Financial System.” The third Government financial institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. Based on unaudited financial statements, as of December 31, 2012, the three monitored Governmental financial institutions had aggregate domestic and external liabilities of (Peso)928.6 billion.

Aquino Administration Policy

In his first State of the Nation Address on July 26, 2010, President Aquino announced his agenda for his six-year term in office. The President’s agenda includes the following goals:

•	eliminating corruption in the Government by improving accountability and actively undertaking the prosecution of abuses and wrongdoings;

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eliminating the wasteful use of Government funds by the enactment of a zero-based approach to the budget, where appropriation amounts for Government agencies are not merely re-enacted with additions from year-to-year;

•	creation of jobs through fostering growth in industries;

•	encouraging public-private partnerships for infrastructure and other projects;

•	expanding the Philippine basic education cycle from seven to 12 years;

•	improving the delivery of basic health services to the poorest Filipinos;

•	completing the peace negotiation process with rebel groups in the Philippines; and

•	promoting reconciliation among opposing political movements.

Recent State of the Nation Addresses

On July 25, 2011, President Aquino delivered his second State of the Nation Address. President Aquino highlighted the current administration’s efforts against corruption and abuses of power by Government officials, noting that the number of wasteful Government projects had been reduced. The Republic also recorded a reduction in rice imports as a result of an increase in domestic rice production and the elimination of unnecessary stockpiling. Government programs also alleviated hunger and poverty among Filipino families in 2011; however, approximately 1.6 million impoverished families continue to receive Government assistance.

President Aquino also noted that, over the prior year, the Republic’s credit rating had been upgraded by Moody’s, Standard & Poor’s, Fitch and the Japan Credit Rating Agency. These upgrades enabled the Government to reduce its borrowing costs in 2011. President Aquino also noted that the Philippine Stock Exchange composite index had recorded seven record highs in the previous 12 months. In addition, increased investor confidence in the energy sector was reflected in the participation of 140 companies in the bidding process for oil and gas sites as part of the 2011 Philippine Energy Contracting Round, compared to only 35 companies participating in 2006.

On July 23, 2012, President Aquino delivered his third State of the Nation Address, during which President Aquino emphasized reforms that have cut wasteful spending on corrupt projects and held offenders accountable for their actions. He also noted the Republic’s eight recent upgrades in credit ratings and the 44 record highs of the Philippine Stock Exchange index. President Aquino highlighted improvements in poverty, healthcare and education and also noted the steadily declining unemployment rate. He noted that the decline had been driven by the creation of jobs in the BPO sector, which contributed $11 billion to the Philippine economy in 2011. Airport and road infrastructure improvement and tourism industry growth also contributed to the decline in unemployment. He emphasized that agricultural growth and development were priorities for the Republic. After reducing the shortage of rice from 1.3 million metric tons in 2010 to an anticipated 500,000 metric tons in 2012 year, the Republic aimed to become a net exporter of rice in 2013.

President Aquino also noted the falling crime rate in his third State of the Nation Address. In 2011, there were 246,958 crimes recorded compared to over 500,000 crimes recorded in 2009. President Aquino informed the public that the Government was in the process of procuring 74,600 firearms for the police force. Previously, 45% of the police force did not have firearms. The Government had also begun modernizing the national defense force with new equipment and implementing a housing program for military personnel. Further, the President highlighted progress in peace talks with the MILF.

On July 22, 2013, President Aquino delivered his fourth State of the Nation Address, during which the President discussed the nation’s progress in a number of areas, including agriculture, health, education, disaster preparedness, anti-corruption efforts and the ongoing peace process in Bangsamoro. In particular, the President pointed to the establishment of the Transition Commission to craft the Bangsamoro Basic Law and called on Congress to pass the Bangsamoro Basic Law before the end of 2014. The President also highlighted the success of the recent peaceful elections, particularly in the ARMM, marking the first time ARMM elections have been held simultaneously with national elections.

President Aquino focused on his continued aim to increase Government efficiency and ensure the prudent management of GOCCs. The President also highlighted certain of the nation’s economic achievements, including two consecutive 10 place jumps in the World Economic Forum’s global competitive index (from 87th place in 2009 to 59th place in 2013) and achieving investment-grade status from Standard & Poor’s and Fitch. He also noted that the Government believes the Republic is still capable of realizing its goal of rice self-sufficiency, having reached 94% rice self-sufficiency by the end of 2012. In October 2013, Moody’s also upgraded the Philippines to investment-grade status.

Philippine Development Plan

On May 28, 2011, the National Economic Development Authority (“NEDA”) unveiled the Government’s Philippine Development Plan for 2011 to 2016. The plan provides targets and strategies to build sustainable and inclusive growth, focusing on five key result areas: good governance and anti-corruption; human development and poverty reduction; economic development; security, justice and peace; and climate change adaptation and mitigation. To achieve these results, the plan emphasizes investments in infrastructure, transparency in government and responsive governance, improved social services and social protection, enhanced competitiveness to generate employment and improved access to financing.

The Government has made progress towards realizing many of the plan’s policy objectives. In terms of increasing investment in infrastructure, in the first half of the Aquino administration (from June 30, 2010 to June 30, 2013), NEDA’s Investment Coordination Committee has approved 13 infrastructure projects totaling (Peso)222.8 billion to be developed through public-private partnerships and two infrastructure projects totaling (Peso)66.3 billion to be developed through so-called “hybrid” public-private partnerships in which a portion of the funding is provided through concessional loans from the Government. Further, the administration of President Aquino has agreed on a number of amendments to the implementing rules and regulations of the Build-Operate-and-Transfer Law to make the policy environment more conducive to potential private investors. To promote transparency, Congress passed the GOCC Act to require fiscal discipline of GOCCs.

The Government has also improved social services by undertaking initiatives to increase enrollment and completion rates in primary education, increasing the enrollment rate in the universal healthcare program from 82% in 2011 to 84% in 2012, increasing socialized housing provisions and undertaking programs aimed at eradicating poverty in the Philippines.

To increase the competitiveness of the Philippines in the agricultural sector, the Government has provided farming assistance through the provision of irrigation facilities, extension services, service centers and product marketing programs and has implemented a food staples sufficiency program that aims to attain sufficiency in major food staples by 2013. In the industry and services sector, the Government has established an enhanced business name registration system, a business permit and licensing system, a Philippine business registry facility and enhanced automated cargo transfer systems.

Finally, President Aquino’s administration has implemented several measures to improve access to financing in the Philippines, including multiple initiatives aimed at expanding the loans available to growing micro-enterprises and small businesses. Presently, NEDA is coordinating an update of the Philippine Development Plan to reflect the revised objectives for the remaining three years of President Aquino’s administration.

Internal Conflict with Rebel Groups

For over 40 years, various rebel groups in the Republic have periodically fought against Government forces. The purported objective of many of these rebel groups is to effect the separation of the traditionally Muslim portions of Mindanao from the Republic. However, other groups such as the Communist Party of the Philippines (the “CPP”) are ostensibly focused on ideological objectives rather than territorial ambitions.

The original Muslim separatist group, the Moro National Liberation Front (the “MNLF”), has existed since at least the early 1970s and has splintered twice, leading to the formation of the MILF in 1976 and the Abu Sayyaf in 1991. Despite this fragmentation, the original MNLF persists to this day.

In 2003, the AFP launched sustained military offensives against the MILF and the Abu Sayyaf guerrilla group, which the Government held responsible for a series of bombings and raids in the southern region of Mindanao and elsewhere. Leaders of the MILF, which is today the largest Muslim separatist group in the Philippines, condemned the attacks and denied that they target civilians. The United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active.

The Moro National Liberation Front

In 1996, the Government signed a Final Peace Agreement with the MNLF outlining a framework for the creation of the ARMM. On April 20, 2010, a Memorandum of Understanding to continue working on the implementation of the 1996 Final Peace Agreement between the Government and the MNLF was signed in Tripoli, Libya, under which all the parties concerned agreed to undertake a process to monitor the implementation of the 1996 Peace Agreement and the security, governance and economic activities, including the delivery of social services, in the conflict-affected areas.

On June 2 and 3, 2010, exploratory talks between the Government and the MNLF concluded with the signing of the Declaration of Continuity for Peace Negotiation. The joint declaration contained major points on the continuing engagement by the Government and MNLF panels on the peace process with the goal of reaching a comprehensive compact. Meetings were held on February 22 and 23, 2011 in Saudi Arabia to explore ways of resolving the remaining issues blocking the full establishment of the ARMM. At meetings in Solo City, Indonesia in June 2012, the MNLF agreed to take part in the ARMM governance reforms of the Government.

In August 2012, the MNLF Chairman Nur Misuari unilaterally declared an Independent Bangsamoro Republik and appointed himself president, which contributed to rising tensions. Since the Solo City meetings until earlier this year, there has been sporadic violence in the ARMM involving the MNLF, which has been largely limited to clan wars. Despite these developments, the Government has continued to carry out its development programs in the region.

In August 2013, a series of bombings occurred in the cities of Cagayan de Oro and Cotabato City, as well as other areas in Maguindanao and North Cotabato provinces in Mindanao. While a faction of the MNLF claimed responsibility for certain of the bombings, authorities have not yet confirmed the identity of the perpetrators, nor have they determined the relationship, if any, between the bombing incidents.

On September 9, 2013, Chairman Misuari and his Commander Khabir Malik led a faction of the MNLF in attacks against Zamboanga City in Mindanao. Over the course of the incident, hundreds of civilians were taken hostage by MNLF forces. Government forces brought an end to the attack, and 195 hostages were rescued, 394 individuals displaced, at least 245 persons killed (including 13 civilians, 24 Government forces and 208 MNLF operatives), 426 persons wounded (including 72 civilians, 192 Government forces and 162 MNLF operatives), 236 firearms recovered, 24 Chairman Misuari loyalists surrendered and 269 other MNLF operatives captured or apprehended. The Government declared the crisis over on September 28, 2013, and following recommendations from local police and military officials, the Zamboanga City Crisis Management Committee approved the lifting of curfew hours on December 2, 2013.

The Government, through the Office of the Presidential Adviser on the Peace Process, remains committed to fulfilling its obligations under the 1996 Final Peace Agreement signed with the MNLF and has no intention of abrogating or abandoning it. The Government is currently working to complete a tripartite review of the implementation of the 1996 Final Peace Agreement to ensure that development of MNLF communities can move forward.

The Moro Islamic Liberation Front

Peace negotiations between the Government and the MILF continue. The Government and the MILF held the 12th round of exploratory talks, focusing on ancestral domain issues in Mindanao, on May 2 to 4, 2006 in Malaysia. The issue of the territorial definition of a proposed autonomous Bangsamoro (which is the historical name for the traditionally Muslim portions of Mindanao) remains a source of disagreement. In response to armed clashes between the Government and the MILF in late June and early July of 2006, representatives from the AFP, the Philippine National Police (the “PNP”) and the MILF entered into an agreement on July 11, 2006 establishing four demilitarized buffer zones in the Maguindanao province of southern Mindanao, to be jointly guarded by representatives from both the MILF and the Government.

Despite the ongoing peace talks between the Government and the MILF, there have been sporadic clashes in the southern part of the Philippines between Muslim fighters and Government armed forces. For example, on July 12, 2007, Islamic militants in Basilan, a province in Mindanao, killed 14 AFP marines, beheading ten of them.

On January 10, 2008, the Government announced its willingness to consider a constitutional amendment to adopt a federal system of government to address some of the MILF’s demands for greater autonomy for a Bangsamoro homeland. On July 16, 2008, the Government and the MILF drafted a Memorandum of Agreement on Ancestral Domains (“MOA-AD”), whereby a national plebiscite would be held six months after signing the MOA-AD to determine whether the Muslim regions in Mindanao would separate to form an autonomous state. Petitions were filed by various lawmakers in the Supreme Court to invalidate the MOA-AD on grounds of unconstitutionality, and on October 14, 2008, the Supreme Court rendered the MOA-AD null and void on the basis that it purports to be an amendment to the Constitution effected by persons who do not have the power to make constitutional amendments and usurps legislative powers that are vested in Congress.

In January 2009, then President Arroyo constituted a new Government panel to resume formal talks with the MILF, and also initiated informal discussions on the peace process with political leaders in Mindanao. On July 23, 2009, to expedite the resumption of formal discussions, the Government declared a suspension of all offensive military operations against the MILF, and on July 25, 2009, the MILF declared a similar suspension of military operations.

In September 2009, an International Contact Group, composed of representatives from the United Kingdom, Japan and Turkey, along with representatives of several non-governmental organizations, was formed to aid in brokering the resumption of talks between the MILF and the Government. On December 8 and 9, 2009, formal peace talks between the parties resumed in Kuala Lumpur, Malaysia, with members of the International Contact Group in attendance.

Upon his taking office in June 2010, President Aquino expressed his administration’s commitment to achieving a peaceful and just settlement of the ongoing conflicts in Mindanao. In July 2010, the administration of President Aquino constituted and appointed the Government Peace Negotiating Panel to continue the peace negotiations with the MILF. In addition, the administration has continued to utilize diplomatic channels to pursue negotiations through mediators such as the Government of Malaysia. Sporadic violence in the Mindanao region continues.

On January 1, 2011, a new AFP security plan called “Bayanihan” (meaning “spirit of unity”) took effect. Bayanihan replaced “Oplan Bantay Laya” (meaning “operation freedom watch”) launched in 2002. The new campaign focuses on non-combat operations targeted to eliminate poverty and other causes of rebellion, while pursuing peace talks with communist groups and the MILF. The plan is scheduled to remain in effect until 2016.

On January 14, 2011, the Government announced that formal peace talks with the MILF would resume for the first time since negotiations stalled in 2009. During those talks, held in February 2011 in Kuala Lumpur, the MILF submitted a “comprehensive compact” of proposals to the Government in an effort to conclude its demand for self-determination in Mindanao. Both sides agreed to retain an international peace monitoring team to uphold a ceasefire as negotiations continue. The Government and the MILF met again on August 22 and 23, 2011, during which meeting the Government submitted its counterproposal to the comprehensive compact submitted by the MILF. The MILF rejected this plan and stated that it would refuse to hold further direct talks with the Government until it agreed to discuss the MILF’s demand for an autonomous Muslim sub-state in the southern Philippines. On October 19, 2011, 19 AFP troops were killed in a firefight with MILF rebels in the southern province of Basilan. Despite this clash, the Government and the MILF resumed peace talks in early December 2011.

In April 2012, the Government and the MILF agreed to a set of principles to guide the substantive agenda of future negotiations and to work for the creation of a new autonomous political entity that will share power with the Government. On July 19, 2012, the Government concluded the 29th formal exploratory peace talks with the MILF. Over the course of the three days of talks, the two sides discussed the realization of a new autonomous political entity to replace the ARMM. Both sides agreed to hold further discussions in August 2012. In exploratory talks held from August 7 to 11, 2012, the Government and the MILF both organized their respective technical working groups on power sharing and wealth sharing. The technical working groups reached consensus on certain issues relating to power sharing, revenue generation and wealth generation. Both parties noted progress in the discussion of a framework agreement and agreed to hold further discussions.

On October 7, 2012, the Government and the MILF concluded the 32nd formal exploratory peace talks with the release of a draft framework peace agreement (the “Framework Agreement”), which provides a framework for replacing the ARMM with Bangsamoro, a new autonomous political entity. The Framework Agreement defines the powers and structures of the new Bangsamoro entity and describes the principles, processes and mechanisms that will shape relations between the Government and Bangsamoro. The Framework Agreement provides that the new entity will, subject to certain limitations, have the power to levy taxes, borrow funds from foreign and domestic lenders and share in the revenues generated through the development of natural resources within its jurisdiction. The Framework Agreement reserves the powers of defense and security, foreign policy, monetary policy and coinage, citizenship, and naturalization to the Government. The Government and the MILF signed the Framework Agreement on October 15, 2012.

On December 17, 2012, President Aquino signed an executive order providing for the creation of the Transition Commission tasked with drafting the Bangsamoro Basic Law. In February 2013, during the course of the 35th round of exploratory peace talks between the Government and the MILF, the parties signed the “Annex on Transitional Arrangements and Modalities,” a document that outlines plans to create Bangsamoro.

Over the course of 2013, peace negotiations with the MILF have led to extending the tours of duty of the Malaysian-led International Monitoring Team until March 2014 and the Ad Hoc Joint Action Group until February 2014. The AFP believes it has successfully limited the capability of rogue MILF elements to perpetrate violence against civilians and communities, and most of the violence has been limited to clan wars in connection with land disputes. Most recently, the Government and the MILF held the 41st round of exploratory peace talks on October 31, 2013, in Kuala Lumpur, Malaysia, wherein substantial progress was made on the remaining aspects of the power-sharing arrangements in connection with the creation of Bangsamoro.

As a result of the Government’s ongoing engagement in the peace process with the MILF and the strict observance by both sides of the ceasefire agreement, 2013 has seen almost no armed encounters between Government and MILF forces.

Abu Sayyaf

In 2002, the United States and the European Union placed the Abu Sayyaf on their lists of “foreign terrorist organizations.” Moreover, the United States has in the past sent troops and military advisors to assist the AFP in its conflict with the Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement that provides for annual training exercises involving both Philippine and U.S. soldiers. In July 2005, U.S. and Philippine military forces launched a joint operation in Mindanao to capture the leader of the Abu Sayyaf. On December 6, 2007, 14 members of the Abu Sayyaf were convicted by a local court of the abductions of an American missionary couple and 18 others in a 2001 kidnapping during which an American missionary was killed.

In recent years, the Abu Sayyaf has appeared to abandon its ideological roots to become a purely criminal group engaged in kidnapping for ransom, extortion and other activities for financial gain. On September 29, 2009, two American soldiers and one Filipino soldier were killed in an explosion in the southern Philippine province of Sulu on Jolo Island in Mindanao, an area where the Abu Sayyaf has been active in the past. On January 12, 2011, four traveling merchants and a guide were killed when suspected Abu Sayyaf militants ambushed them in Basilan in Mindanao. The administration of President Aquino has reiterated the Government’s policy of not negotiating with terrorist organizations, including the Abu Sayyaf, and sustained AFP operations continue to weaken the organization. Over the course of 2011, joint AFP and PNP security efforts resulted in the neutralization of 106 Abu Sayyaf members, including 54 who were killed in combat, four who were caught in combat and 48 who were apprehended at check points or otherwise served with arrest warrants. The Government supplements its military operations with social initiatives that aim to eradicate the Abu Sayyaf’s support network in areas where the group has traditionally found safe haven. These joint civil-military efforts have included programs such as the Army Literacy Patrol System and the Community Assistance and Rural Empowerment through Social Services and Army Concern on Community Organizing for Development initiatives.

Despite these successes, sporadic fighting between the AFP and the Abu Sayyaf has continued. For example, on January 18, 2012, one soldier was killed when Government forces clashed with Abu Sayyaf militants in Basilan. On July 12, 2012, six rubber tappers were killed and 27 others were wounded when they were ambushed by armed Abu Sayyaf militants in Tumahubong, Basilan. Further AFP operations against the Abu Sayyaf over the remainder of 2012 resulted in the neutralization of an additional 55 Abu Sayyaf militants. During the first half of 2013, the AFP neutralized a further 18 Abu Sayyaf militants, including on May 26, 2013, when several Philippine marines and Abu Sayyaf militants were killed during the course of an AFP-initiated rescue mission intended to save six captives kidnapped in 2012 and 2013.

In early September 2013, the AFP engaged militants from Abu Sayyaf and a faction of the MNLF known as the Bangsamoro Islamic Freedom Fighters in the village of Lamitan on Basilan. The conflict, which was not related to the contemporaneous attack on Zamboanga City by Chairman Misuari loyalists, involved about 150 militants and resulted in the death of three of the rebels. The Government has taken various actions to constrict Abu Sayyaf to a few isolated areas in Basilan and Sulu and to deny Abu Sayyaf sanctuary, freedom of passage or access to international support.

Communists and Affiliated Groups

The Philippines has experienced over 40 years of communist insurgency. In 2002, the United States and the European Union placed the CPP and the CPP’s armed affiliate, the New People’s Army (the “NPA”), on their lists of “foreign terrorist organizations.” As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. The Government and the National Democratic Front (the “NDF”), a political organization closely aligned with the CPP and the NPA, held three rounds of peace talks in Oslo, Norway, from February 2004 to August 2004. However, sporadic fighting between the NPA and the AFP continues.

Although formal peace talks with communist-affiliated groups have been suspended since August 2004, the peace process has nevertheless proceeded through “informal engagements” designed to allow both parties to speak informally and with no pre-agreed agenda. As a result of the informal talks that occurred from May 13 to 15, 2008 and November 28 to 30, 2008, the Government, the NDF and the NPA agreed to work towards the resumption of formal talks. The Government lifted the suspension of the Joint Agreement on Safety and Immunity Guarantees on July 17, 2009 to allow members of the NPA to prepare for meetings scheduled in August 2009 in Norway; however, these meetings were cancelled due to disagreements between the parties over additional NDF conditions to the resumption of talks.

On December 14, 2010, 10 soldiers from the AFP were killed in a raid by suspected members of the NPA in Northern Samar province. The AFP has also stated that NPA members fired at AFP troops on December 23, 2010 in violation of a ceasefire agreement that was to be effective between the Government and the NPA from December 16, 2010 to January 3, 2011. An NPA spokesperson refuted the AFP’s claim and accused AFP troops of launching their own attacks in violation of the ceasefire.

Despite these and other sporadic incidents involving the NPA, President Aquino’s administration resumed informal peace talks with the NPA and the CPP from February 15 to 21, 2011 in Oslo, Norway. Having resumed negotiations after more than six years of hostilities, the two sides announced that they had made progress in the meetings and had agreed to continue discussions and negotiations with the goal of achieving a formal peace agreement by 2012. Negotiations again stalled in June 2011 due to the NDF’s unilateral refusal to engage in further talks until 13 of its agents are released from Government custody. Meanwhile, intermittent clashes have continued, including an explosion from a landmine allegedly laid by the NPA that killed three AFP soldiers in late October 2011 and a firefight on December 16, 2011 in which five AFP soldiers were killed.

On December 19, 2011, the CPP declared a ceasefire from December 31, 2011 to January 2, 2012, during which it pledged to refrain from further attacks on AFP soldiers. The Government had earlier declared a ceasefire from December 16, 2011 to January 2, 2012. In December 2012, the parties agreed to implement a ceasefire from December 20, 2012 to January 15, 2013.

On April 24, 2013, NPA guerrillas attacked an army convoy in Ifugao Province and killed at least 11 soldiers and one civilian. The Government has indicated that the NPA must cease hostilities before it will proceed with further negotiations.

Under the administration of President Aquino, the Government remains open to the possibility of resuming the formal negotiations with the NDF, the NPA and the CPP at the appropriate time. The Government Negotiating Panel for Peace Talks has been reconstituted; however, the Government has indicated that the release from custody of the 13 NDF agents, as requested by the NDF, is unacceptable as a condition to resuming talks.

The Government, through the Office of the Presidential Adviser on the Peace Process in coordination with concerned Government agencies, is simultaneously pursuing alternative modes of addressing the problems posed by rebel groups. These include: implementing peace and development projects in conflict-affected communities to address the root causes of the insurgency; addressing human rights violations in relation to the conflict; implementing a formal agenda with respect to indigenous peoples; addressing the situation of internally displaced persons; enhancing the re-integration program for rebels returning to society; and laying an administrative framework for good governance in the ARMM. The Government has recently constructed farm-to-market roads, school buildings and electrical and water facilities in an effort to improve conditions in many of the conflict-affected communities. The Government also launched the “AFP Guns for Peace Program” in April 2013, which allows former rebels to trade in their firearms for immediate cash assistance from local government units (“LGUs”) and the opportunity to participate in certain Government programs, such as the Technical Education and Skills Development Authority’s skills and livelihood programs.

Recently, CPP leader Joma Sison proposed a new approach to fast-track peace negotiations between the Government and the NDF, including an immediate ceasefire and the creation of a Committee for National Unity, Peace and Development; however, the NDF has since backtracked from their original position and issued more preconditions, including the abolition of the aforementioned peace and development programs, which are not acceptable to the Government.

International Relations

The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries’ policy objectives and levels of economic development. The Republic’s participation in various international organizations, such as the World Trade Organization, the International Monetary Fund (the “IMF”), the World Bank and the ADB, allows it to encourage liberalized trade and investment and to discuss global issues that affect the Republic’s economy.

The following table shows the Republic’s capital participation in, and loans obtained from, major international financial organizations.

Membership in International Financial Organizations
Name of Organization	Date of Admission	Subscribed	Capital Share	Capital Paid In	Loans Outstanding
	(in millions, except for percentages)
International Monetary Fund(1)	December 27, 1945	SDR1,019.3	0.43%	—	—
International Bank for Reconstruction and Development(2)	December 27, 1945	$750.4	0.43%	$45.0	$3,310.2
Asian Development Bank(3)	December 22, 1966	$3,890.0	2.38%	$194.4	JPY35,867,3 SDR426,357.4 $3,503.6

Sources:	The IMF, the World Bank, the ADB and the Bureau of the Treasury.

Notes:

(1)	As of December 31, 2012.

(2)	As of January 30, 2013.

(3)	As of September 30, 2013.

The Philippines also promotes its economic interests through membership in the following regional organizations:

•	The Association of Southeast Asian Nations (“ASEAN”);

•	ASEAN Free Trade Area;

•	South East Asia, New Zealand and Australia Central Banks;

•	South East Asian Central Banks;

•	Asia-Pacific Economic Cooperation (“APEC”); and

•	Executives Meeting of East Asia and Pacific Central Banks.

Relationship with the IMF

The IMF historically maintained relations with the Republic within the context of a regular IMF program monitoring arrangement and a subsequent post-program monitoring arrangement. Under its regular program monitoring arrangement, the IMF was allowed to influence the Republic’s fiscal policies through stabilization and structural adjustment programs. In contrast, the post-program monitoring arrangement involves program assessments based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets and does not include a financing component.

In June 2008, after a mission to the Republic, the IMF highlighted the twin challenges of a slowing global economy and escalating food and fuel prices that the Philippines faced along with its peer countries in Southeast Asia. The IMF noted that past fiscal and other reforms helped to mitigate the impact of these challenges on the economy, but stated that prudent macroeconomic policy management would be needed due to slower growth and the threat of high inflation, including measures to limit the deficit and increase tax revenue collections.

In February 2009, the IMF released its staff report on its Executive Board’s Article IV consultation with the Republic. Article IV consultations are annual bilateral discussions that the IMF holds with IMF member countries on economic developments and policies following a staff visit to collect economic and financial data. The discussions focused on the effects of the worsening economic environment and policies designed to manage associated near-term risks. The report noted that the Republic’s banks approached the crisis in a relatively strong position, but still faced significant challenges.

In November 2009, after a mission to the Republic, the IMF upgraded its growth forecast for the Republic’s GDP growth to 1.5% from a previous forecast of 1.0%. However, the IMF also expressed concern over the Republic’s inability to control spending and increase tax revenues, noting that the Republic’s budget deficit in 2009 was likely to breach projected levels.

In January 2010, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to consultation, the IMF commended the Government for its sound economic policies in the face of the recent financial downturn, in particular citing the Government’s fiscal stimulus program in 2009 to address the economic crisis. The IMF expressed confidence that the Republic would continue on the path of economic recovery, mainly due to increasing private demand and expansion in OFW remittances. The IMF encouraged the Republic to further strengthen governance, the business environment and basic infrastructure to ensure continued economic growth.

In August 2010, the Republic commenced participation in the IMF’s Financial Transactions Plan, a currency exchange arrangement between the IMF and its members for the purpose of financing members’ borrowing needs. As of August 2011, six countries had drawn from funds IMF members, including the Republic, had contributed to the Plan. Approximately 54% of these funds were disbursed to European countries in an effort to address the financial crisis impacting the European economic zone.

In February 2011, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Philippines’ overall economic environment to be positive, with economic growth in 2010 having been facilitated by supportive macroeconomic policies as well as strong private demand. The IMF found the near-term economic outlook to be generally positive, with growth expected to moderate slightly from the growth seen in 2010.

In July 2011, the IMF conducted a staff visit to the Republic in which IMF representatives met with local authorities and key local market players to discuss economic developments and identify areas of key risk and policy reform. The IMF found that the Republic continued to manage its recovery from the global financial crisis well, and that the near-term outlook for the Republic remained favorable. In July 2011, the Republic also increased its IMF SDR quota from SDR879.9 million to SDR1,019.3 million.

In October 2011, the Republic commenced participation in the IMF’s New Arrangements to Borrow, which is a set of credit arrangements between the IMF and member countries to be used by the IMF as its principal means to supplement its monetary resources. On October 6, 2011, the Monetary Board of Bangko Sentral approved a proposed call of SDR41.2 million (approximately $64.1 million) under the arrangements for the period from October to December 2011. No drawdowns have yet been made on Bangko Sentral’s commitment.

In December 2011, IMF staff visited the Republic. The visit included a series of technical meetings with Philippine authorities on policy issues, a site visit to Davao City as a sample locality to observe economic developments, and a conference on December 13, 2011, at which IMF staff discussed issues such as the effects of the global economy on the Republic and monetary policy.

In December 2011, the IMF also released the findings of a working paper it had commissioned to analyze the Republic’s GDP performance during the period from 1965 to 2008. The study revealed that the Philippines’ global ranking in terms of real GDP growth had risen to a high of 12th during the period from 1995 to 1999, but had since fallen to a low of 22nd during the period from 2005 to 2008. The IMF concluded that this decline resulted from a number of factors, including the lack of a sustained period of strong economic reforms, and that, in order to increase its real GDP growth relative to its East Asian counterparts, the Republic would need to maintain macroeconomic stability, expand its fiscal space and redirect public spending to agriculture, infrastructure and research and development.

In February 2012, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Republic’s overall near-term economic environment to be broadly favorable, partially as a result of prudent policies that have helped facilitate a strong recovery and business confidence.

In July 2012, IMF staff again visited the Republic. The mission conducted a series of meetings with Government officials and private sector representatives and focused on recent economic developments. At the conclusion of the visit, IMF officials noted that macroeconomic conditions in the Republic remained generally sound.

In March 2013, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF commended the Republic’s policies, noting that they have delivered strong macroeconomic outcomes and set the stage for favorable economic prospects for the near term, notwithstanding the risks associated with global uncertainties, volatile capital inflows and the possibility of stretched asset prices.

The IMF staff most recently visited the Republic in September 2013. The visit included a number of meetings with Government officials and focused on the economic developments in the country in 2013 as well as the outlook for 2014. The IMF noted that the Philippine economy continued to grow in the first half of 2013 at 7.6%, up from 6.8% in 2012, largely due to robust domestic consumption and investment, which offset more subdued external demand. The IMF reported that it expects the Republic’s 2013 GDP growth to remain strong at 6.8% before easing to 6.0% in 2014. The IMF noted that risks to growth include failure to direct liquidity into productive sectors or to leverage the opportunity to expand the availability of credit to boost demand for real estate, which could potentially produce a strong procyclical effect on the economy.

The IMF also recognized the Republic’s strong macroeconomic fundamentals, including strong current account receipts, net creditor status, steady reductions in public debt and low participation in the Government securities market, which could help the country weather financial stability concerns associated with capital flow reversals brought about by expectations of the United States Federal Reserve’s tapering of its quantitative easing measures. At the same time, the IMF noted Bangko Sentral’s proactive approach to oversight of the banking sector, particularly the expanding focus on the real estate exposure of domestic banks.

World Bank Aid Package

On October 22, 2010, following the conclusion of the annual World Bank—IMF meetings for 2010 in Washington, D.C., World Bank Country Director for the Philippines Bert Hofman, citing initiatives of the Aquino administration for poverty alleviation, announced that the World Bank would double its planned assistance package for 2011 from $650 million to approximately $1.3 billion to $1.5 billion. In support of the Government’s Conditional Cash Transfer Program, the World Bank approved the Pantawid Pamilyang Pilipino Program for health grants to poor households with children up to 14 years old and/or pregnant women, as well as for education grants to poor households with children aged six to 14. The increased assistance package supported the first phase of the roll-out of this program, which aimed to cover approximately 360,000 households from 2009 to 2013.

The World Bank has further increased its assistance package to the Republic for 2013 to $2.0 billion aimed at six active projects. These World Bank-supported projects include support for reading and math skills, local communities in targeted poor municipalities and urban areas, land administration and management systems, increasing rural incomes and enhancing farm and fishery productivity, development policy loans and supplemental financing for post-typhoon recovery in the aftermath of Typhoon “Yolanda.”

For 2014, the World Bank is expected to disburse six loans with an amount exceeding $971 million, of which two are program loans amounting to $700 million, including supplemental financing for Typhoon “Yolanda” recovery and the third Development Policy Loan to foster inclusive growth. Four project loans are expected to amount to $271 million, including support for the national community-driven development project, the local government finance and fiscal decentralization reform program, increasing competitiveness for inclusive growth and other emergency needs.

Asian Development Bank Aid Package

In September 2010, the ADB approved a $400 million loan to the Republic, with the proceeds to be used by the Government to provide assistance to the poor. In addition, the ADB made further plans to lend the Republic $1.86 billion from 2012 to 2014.

In 2011, the ADB approved two loans to the Republic, a $300 million loan for a judicial reform program and a $62 million loan for a project in road sector improvement and institutional development. The ADB also provided a $3 million grant to support emergency relief operations in Northern Mindanao in the wake of tropical storm “Sendong.”

In December 2012, the ADB approved an additional two loans to the Republic, a $101 million loan for a natural resources and environmental management project and a $300 million loan for the introduction of energy efficient electric vehicles.

For 2014, the ADB has approved five pipeline loans to the Republic totaling $1.8 billion, including loans for K-12 education reform, assistance for inclusive growth and poverty reduction, the Philippines Development Plan, emergency support for areas affected by Typhoon “Yolanda,” and the national community-driven development project.

Chiang Mai Initiative Multilateralization

On March 24, 2010, the Chiang Mai Initiative Multilateralization (the “CMIM”), a reserve pooling arrangement designed to address short-term liquidity difficulties in the Southeast Asian region and supplement other existing international financing arrangements, came into effect. Under the CMIM, member countries of the ASEAN, as well as the People’s Republic of China (the “PRC”), the Hong Kong Special Administrative Region (“Hong Kong”), Japan and the Republic of Korea (together with ASEAN, the “ASEAN Plus Three”), are able to draw on the CMIM’s reserve pool up to a specified percentage of their contribution, with smaller countries able to draw higher proportionate amounts. The CMIM was originally conceptualized alongside the Chiang Mai Initiative, a bilateral currency swap arrangement established in 2000 to assist the ASEAN Plus Three in mitigating the impact of the 1997 Asian financial crisis and averting similar crises in the future. The total initial amount of the CMIM was $120.0 billion, with the PRC, Japan, the Republic of Korea and Hong Kong contributing approximately $96.0 billion and other members of ASEAN collectively contributing approximately $24.0 billion.

The 15th ASEAN Plus Three meeting was held in Manila on May 3, 2012, wherein the finance ministers of each of the ASEAN Plus Three nations approved a revised CMIM Agreement which provides for: (1) doubling the size of the CMIM reserve pool from $120.0 billion to $240.0 billion; (2) increasing the de-linked portion of the IMF’s contribution; (3) increasing the maturity periods; (4) introducing a crisis prevention loan facility for members countries called the “CMIM Precautionary Line”; and (5) including the central bank governors of each of the ASEAN Plus Three nations in the Ministerial Level Decision Making Body of the CMIM. The Republic, through Bangko Sentral, has contributed $9.1 billion to the CMIM. Under the CMIM, the Republic is able to borrow up to 2.5 times its contribution to the CMIM, or $22.8 billion.

Territorial Dispute over the West Philippine Sea

In the first eight months of 2011, tensions rose in relation to long-standing territorial disputes involving the Republic, other Southeast Asian nations (including Vietnam, Malaysia and Brunei) and China over certain islands in the West Philippine Sea, also known as the South China Sea. The increased tensions were brought about by allegations of more aggressive measures being taken by certain nations to assert their claims in these disputes. In July 2011, representatives of the claimant nations, along with other members of ASEAN, met in Bali, Indonesia to discuss how to advance the negotiations with respect to the competing claims. At this meeting, these nations, including China, agreed on basic guidelines for drafting the Code of Conduct to implement the 2002 ASEAN-China Declaration on the Conduct of Parties in the South China Sea. The Republic maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea.

The Republic reiterated its position in November 2011 during the ASEAN and East Asia summits in Bali, Indonesia, where China, the United States and representatives from a number of Asian countries were in attendance. The Republic also proposed a new peace plan for the disputed waters, which it labeled the “Zone of Peace, Freedom, Friendship and Cooperation.” The plan aims to clearly define the territorial claims of different countries in the region and then to cooperate in respecting those parts of the region where certain countries have undisputed claims, leaving the disputed territories for later resolution. No agreement has been reached to implement this plan.

On April 8, 2012, during one of its regular maritime patrols, a Philippine Navy surveillance aircraft identified eight Chinese fishing vessels anchored inside and around Bajo de Masinloc (Scarborough Shoal), an area in the Municipality of Masinloc, Province of Zambales that the Republic regards as an integral part of its territory. The area is located 124 nautical miles west of Zambales and is within the Republic’s 200 nautical-mile Exclusive Economic Zone and the Philippine Continental Shelf. On April 10, 2012, the BRP Gregorio del Pilar dispatched an inspection team that reported that large amounts of illegally collected coral, clams and sharks were found in the compartments of the fishing vessels. The arrival of Chinese maritime surveillance vessels resulted in a standoff.

On January 22, 2013, the Republic submitted a “Notification and State of Claim against China” to an arbitral tribunal in The Hague pursuant to Article 287 and Annex VII of the 1982 United Nations Convention on the Law of the Sea in order to achieve a peaceful solution to the dispute over the West Philippine Sea. Despite China’s decision not to participate in the proceedings, a five-member arbitral tribunal has been constituted. On August 27, 2013, the arbitral tribunal released its “Rules of Procedure and Procedural Order No. 1,” setting a timetable for the submission of written arguments by each of China and the Republic. The Republic intends to submit its written arguments by March 30, 2014, in which it plans to address matters relating to jurisdiction, admissibility and the merits of the disputes. The Republic views the arbitral proceedings as consistent with the foreign policy of President Aquino for a rules-based approach in resolving the dispute with China on the basis of international law, specifically the United Nations Convention on the Law of the Sea. The Republic will continue to pursue the conclusion of the Code of Conduct to implement the 2002 ASEAN-China Declaration on the Conduct of Parties in the South China Sea as a complementary approach to the arbitral proceedings.

On May 10, 2013, the Republic formally lodged a protest with China concerning vessels that arrived on or around May 8, 2013 escorting a fleet of 30 fishing boats in another disputed area—the Second Thomas Shoal. The Second Thomas Shoal is near the Spratly Islands, a chain of resource-rich islands, islets and reefs which are claimed in part or in whole by each of China, Brunei, Malaysia, the Philippines, Taiwan and Vietnam.

From May to August 2013, China unilaterally imposed a three-month fishing ban on the northern area of the West Philippine Sea, including Bajo de Masinloc, by placing makeshift barriers. In the first half of 2013, China Marine Surveillance and Fisheries Law Enforcement Command vessels maintained their presence in the area.

Beginning in August 2013, China also started deploying Chinese Coast Guard vessels in the South China Sea, including areas in the West Philippine Sea, after the formation of China’s Unified Coast Guard Agency in July 2013. The Chinese Coast Guard vessels took over the task of the China Marine Surveillance and Fisheries Law Enforcement Command to maintain Chinese presence in the area.

Should the territorial dispute in the West Philippine Sea escalate or continue, the Republic’s interests in fishing, trade and offshore drilling may be adversely affected. The Kalayaan Island Group, in the West Philippine Sea, is rich in marine and energy resources and serves as an important source of food, livelihood and foreign exchange earnings. The discovery of oil and natural gas in commercial quantities in the region has also been important in supporting the Republic’s energy needs. Out of the 33 oil and natural gas service contracts awarded by the Republic nationwide, 15 of them are found in this area. A total of approximately 11.9 million hectares, or about 47% of the total area covered by service contracts in the Republic, are located in the Kalayaan Island Group. In addition, the Malampaya Natural Gas-to-Power Project and the Recto (Reed) Bank service contract are aimed at developing an estimated 3.4 trillion cubic feet of natural gas in the Kalayaan Island Group. Malampaya gas now provides approximately 40% of the electric power requirements of Luzon, where most of the country’s economic activities are located.

In addition, should tensions with China escalate due to the dispute in the West Philippine Sea or other reasons, the volume of trade between the Republic and China may be adversely affected. The Republic meets a significant amount of its steel requirements from Chinese imports, thus the supply of steel available to the Republic may be reduced, which, among other things, may affect infrastructure development in the Republic. Exports to China accounted for 14.2% of the Republic’s total exports in 2012 and 11.8% in the first eight months of 2013, and imports from China accounted for 10.8% of the Republic’s total imports in 2012 and 12.8% in the first nine months of 2013.

The Republic is committed to resolving disputes in the West Philippine Sea through peaceful means and diplomatic solutions, without threat or use of force, and in accordance with international law, specifically the United Nations Convention on the Law of the Sea.

Manila Hostage Crisis

On August 23, 2010, 25 persons, mostly tourists from Hong Kong, were held hostage aboard a tour bus in Rizal Park in Manila by a dismissed officer of the PNP. The situation ended with the deaths of eight Hong Kong citizens in addition to the hostage-taker. In response to the incident, the Hong Kong government issued a “black” travel alert for the Philippines advising Hong Kong citizens to “avoid all travel,” which is the highest travel warning under the Hong Kong government’s travel warning system. The travel alert remains in effect as of the date of this prospectus.

On November 6, 2013, Hong Kong lawmakers passed a non-binding motion calling for economic sanctions against the Philippines in response to the refusal of the Aquino administration to issue a formal apology regarding the incident, to compensate the survivors and the families of the deceased and to hold accountable the officials involved in trying to free the hostages.

Natural Disasters

Typhoons and Flooding

Regional typhoons and intense rainfall, in part due to climate change, make regions of the Republic susceptible to flash floods and landslides. In urban areas such as Metro Manila, clogging and siltation of drainage laterals and waterways caused by improper disposal of solid waste, obstructions and the presence of informal settlements along open waterways contribute to flooding. Low lying urban and rural areas, which serve as catch basins of rain water within a watershed or river basin, also suffer from problems posed by unplanned and unregulated developments such as temporary housing and infrastructure projects and the presence of industrial operations along upstream waterways. Recent flooding, including as a result of Typhoon “Yolanda,” has affected hundreds of thousands of Filipinos and resulted in numerous fatalities. In addition, flooding in the Philippines has resulted in and may continue to result in significant damage to rice and other agricultural production, infrastructure and private property. Flooding and other natural disasters continue to pose a threat to other sectors such as transportation and health, and the economy as a whole. In addition to direct damage, natural disasters also inhibit social and economic development because funds must be reallocated from existing programs to finance relief and reconstruction assistance.

The transportation sector is heavily affected by floods and other natural disasters that damage roads and bridges. If a natural disaster destroys critical transportation infrastructure, roads and bridges must be repaired before other disaster-related damage can be addressed. As a result, damage to transportation infrastructure can compound the effect that floods have on other sectors. For instance, the impact of flooding and other natural disasters on the health sector is mostly seen in the disruption of the delivery of health services. Damaged roads and bridges hinder the efficient transport of patients to hospitals and medical facilities in cities and reduce the capacity of the Government to deliver timely medical services to affected populations in rural areas.

Flooding also adversely affects agricultural production by damaging crops, livestock, poultry and fisheries, as well as destroying fishing boats, farming equipment, inventory and agricultural infrastructure such as irrigation channels, spillways and farm-to-market roads. In urban areas, the manufacturing, construction, wholesale and retail, restaurant and real estate industries are also impacted by the damage caused by flooding.

On September 26, 2009, Typhoon “Ketsana” made landfall in the Republic, resulting in severe flooding that, at its worst, submerged approximately 80% of Metro Manila. The storm also affected or displaced approximately 1.8 million people. Shortly after, on October 3, 2009, Typhoon “Parma” also made landfall in the northern provinces of the Republic, aggravating the flooding and damage already brought about by Ketsana and causing severe landslides, which rendered roads impassable and increased the number of displaced residents. According to the Republic’s National Disaster Risk Reduction and Management Council (formerly the National Disaster Coordinating Council), these two typhoons resulted in approximately (Peso)38 billion in damages. Local and international relief resources were deployed to the affected areas, and the Government implemented additional measures in 2009 and 2010, such as a supplemental budget allocation and other additional financings and aid options, to mitigate the damage caused by these storms.

In October 2010, Typhoon “Megi” made landfall on the northern portion of Luzon, resulting in power failures, water shortages and more than 20 deaths, as well as losses in the agriculture sector of approximately (Peso)7.6 billion, according to the National Disaster Risk Reduction and Management Council. The majority of the damage was to the Republic’s rice crop, estimated at (Peso)5.4 billion.

On December 16, 2011, Typhoon “Washi” passed over the island of Mindanao in the southern Philippines, causing widespread loss of life and damage. More than 1,200 people were killed as a result of the storm and subsequent flash floods and landslides, with additional missing and injured. The Government estimated that more than 698,000 people were affected by the storm. The National Disaster Risk Reduction and Management Council estimated that damages to infrastructure, agriculture and private property reached approximately (Peso)2.1 billion. A Government assessment indicated that the recovery and reconstruction needs attributable to the flooding caused by Typhoon “Washi” would cost the Government more than (Peso)26 billion, in addition to the (Peso)13 billion that the Republic had already suffered from direct damage and losses to the economy.

In late July 2012, heavy rainfall from Typhoon “Saola,” combined with a southwest monsoon, inundated the Philippines, causing widespread damage in various regions of the country, including Metro Manila. According to Government estimates, the typhoon and related flooding affected approximately 950,000 people and caused 53 deaths. The National Disaster Risk Reduction and Management Council estimated that damage to infrastructure, agriculture and private property amounted to approximately (Peso)411.9 million.

In October 2013, Typhoon “Santi” made landfall in Dingalan, Aurora, causing widespread damage and leading to 15 deaths. The National Disaster Risk Reduction and Management Council estimated that the storm damaged 59,000 homes, causing a total of (Peso)3.3 billion in damage to infrastructure and agriculture.

Typhoon “Yolanda” (“Haiyan”)

In November 2013, Typhoon “Yolanda” (also known as Typhoon “Haiyan”) made landfall in Eastern Samar, sustaining winds of 270 to 312 km/h while passing over the Philippines. A State of National Calamity was declared in Samar, Leyte, Cebu, Iloilo, Capiz, Aklan and Palawan, and as of December 4, 2013, 5,719 people were reported dead from the storm, 1,779 persons reported missing, 26,233 persons had been injured and 433 evacuation centers were sheltering approximately 96,474 people. As of the same date, estimated damages had reached (Peso)34.4 billion, comprising an estimated (Peso)17.3 billion to infrastructure and (Peso)17.0 billion to agriculture in the regions affected by the storm.

By the end of November 2013, all national roads in affected areas had been cleared. All airports and seaports affected were operational except Tacloban airport, which was limited to relief flights and Government operations. International relief efforts are ongoing, and as of December 4, 2013, (Peso)528.1 million of relief assistance had been provided to affected families. As of the same date, foreign nations and international organizations had pledged $484.0 million in cash and kind, $21.2 million of which had already been received. In addition, the ADB extended a $500.0 million emergency loan, and the World Bank assembled an aid package worth nearly $1.0 billion. The Republic has pledged (Peso)55.5 billion in the 2014 budget to support reconstruction efforts.

Typhoon “Yolanda” has resulted in losses to the agriculture, hunting, forestry and fishing sector. Rice production has been the most affected, with production losses estimated to amount to (Peso)9.1 billion, or approximately 54.5% of the total damage for 2013. The Government expects rice production in 2013 to decrease and the Government, through the National Food Authority, expects to import an additional 500,000 metric tons of rice to replenish the stocks depleted as a result of the ongoing relief efforts for Typhoon “Yolanda.” Given the extent of the damage, in particular in the Visayas region, the prices of basic commodities, including rice, are expected to increase. In order to provide for an orderly market and to control inflation in the aftermath of the storm, the Department of Trade and Industry imposed controls on the prices of basic goods and commodities for the affected areas and is coordinating, with the assistance of civil society organizations and the international community, the use of funds for rescue, recovery, relief and rehabilitation efforts. The Department of Agriculture has also taken actions intended to stabilize markets, provide seeds for early recovery of crops and support the municipal fishing sector. The Government is currently formulating a recovery and reconstruction plan that will outline the actions needed to assist the affected regions and rehabilitate and construct critical infrastructure.

Despite the damage and loss resulting from Typhoon “Yolanda,” as well as other calamities that struck the country in 2013, including a 7.2 magnitude earthquake in the Visayas region in October discussed below, in December 2013, the DBCC maintained their 6.0% to 7.0% GDP growth target for 2013 and their 6.5% to 7.5% GDP growth target for 2014. The DBCC also maintained their export and import growth targets of 10.0% and 12.0%, respectively, for 2013. However, for 2014, the DBCC reduced their export estimates from 11.0% to 6.0% and import estimates from 13.0% to 5.0%. The DBCC maintained their projection for the 2014 budget deficit of (Peso)266.2 billion, representing 2.0% of projected GDP for the year.

Earthquakes

The Philippines is located along a complex system of fault lines, which geologists refer to as the “Philippine Mobile Belt.” As a consequence, the Republic is susceptible to periodic seismic activity, such as the magnitude 7.8 earthquake on Luzon Island in 1990. Most recently, on October 15, 2013, an earthquake with a magnitude of 7.2 struck Tagbilaran City, Bohol and Cebu City in the Visayas region. This seismic event caused the deaths of 218 people and injured an additional 768 individuals. As a result of the earthquake, 344,919 people were displaced and 68,486 homes were damaged. The National Disaster Risk Reduction and Management Council estimated that damage to infrastructure and buildings from the earthquake amounted to (Peso)2.2 billion.

Philippine Economy

Overview

Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, and hoped to replace imported finished goods with domestically produced goods over time. Successive administrations also intervened in domestic economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with GNI growing at an average rate of 5.7% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership and nationalization of commercial enterprises became more prevalent. By the early 1980s, however, the Republic began to face increasing budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital and slowing economic growth or, at times, a contraction in GNI. The Republic’s unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. GNI grew by 3.4% in 1986, increasing to a growth of 6.8% in 1988 before reversing to a decline of 0.6% in 1991. The economic contraction in the early 1990s was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, a global recession and the Persian Gulf crisis of 1990 to 1991.

The government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in GNI, investments, private consumption and imports in 1992. The Corazon Aquino administration also recognized that the Republic’s economic difficulties in large part resulted from its protectionist policies. The Corazon Aquino administration therefore initiated reforms to open the economy to market forces and reduce the size and role of the government in the Philippine economy. The government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Corazon Aquino administration. Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Corazon Aquino and Ramos administrations.

After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country’s economic fundamentals.

The Philippines was not as severely affected by the Asian financial crisis as many of its neighbors, aided in part by remittances from OFWs. With the exception of 1998, when agricultural harvests were negatively impacted by poor weather and drought, the Republic has recorded positive real GDP growth every year since the Asian financial crisis. After a 0.6% decline in 1998, GDP growth increased to 3.1% in 1999 and 4.4% in 2000 before slowing down to 2.9% in 2001. The slowdown was largely due to global security concerns, domestic political uncertainty, and a global economic downturn that reduced demand for Philippine products by the United States and Japan. In the early 2000s, the Government pursued economic strategies to improve infrastructure, implement changes to the tax system, support deregulation and privatization of the economy, and further develop trade ties within Asia. GDP growth increased to 3.7% in 2002 and 5.0% in 2003 notwithstanding the impact of the Iraq War, the SARS epidemic and credit ratings downgrades. GDP growth accelerated to 6.7% in 2004 before leveling off to 4.8% in 2005 and 5.2% in 2006.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, a lower exchange rate for the peso against major currencies and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of the Republic’s economic recovery policies had yet to result in positive effects. OFW remittance levels in 2009 exceeded the Republic’s forecasts and supported growth in the economy despite continuing slowdowns in other production sectors, while increased Government spending in an effort to stimulate the economy resulted in an increasing fiscal deficit.

In 2010, the Republic continued its recovery despite an erratic economic recovery globally. In the second quarter of 2010, certain European nations experienced widening yields on their debt securities, triggering widespread restructuring and necessitating a financial bailout from other nations in the region. The bailout failed to resolve the crisis, and in January 2012 Standard & Poor’s downgraded the sovereign credit ratings of some European countries. Fitch and Moody’s issued similar downgrades in February 2012. Along with most Asian and emerging markets, the Republic was largely spared from the substantive effects of these events due to minimal trade and financial linkages with the affected nations, but the situation in Europe further highlighted the need for fiscal consolidation and more effective risk management by the Republic. The threat of sovereign defaults in the European Union and the possible consequential effects on the international financial system, including the effects on global credit and liquidity, remain a systemic concern in the international markets. In light of this, the Republic has sought through its financial regulatory framework and monetary policy to mitigate the impact on the Republic of the European sovereign debt crisis and the resulting economic slowdown in Europe.

Based on a Bangko Sentral survey as of September 30, 2013, the Philippine banking system’s exposure to European entities amounted to $1.88 billion, representing 1.0% of the Philippine banking system’s total assets at that date. However, the Republic has certain trade and financial exposures to the European Union. Europe is one of the primary destinations of Philippine exports. According to data from the NSO, in 2012, the European Union accounted for approximately 11.4% of the Republic’s total exports. Between January and September 2013, total exports to the European Union amounted to $4.7 billion, or 11.6% of the Republic’s total exports of goods. During the first nine months of 2013, remittances from OFWs in Europe amounted to $3.0 billion, or 17.9%, of total OFW remittances. In 2011, Europe accounted for 10.9% of the Republic’s total receipts from the BPO sector. A prolonged or worsened European sovereign debt crisis, including further bailouts of countries in the European Union and uncertainties in the monetary union, may adversely affect the Philippine economy, resulting in, among other things, higher prices, job losses and weakened balance of payments performance. Benefits provided through the Philippine Social Security System and the Government Service Insurance System may be adversely affected due to a consequential rise in unemployment. In addition, the continuation of the European debt crisis could affect investor risk perception, which in turn could result in tighter global credit and reduced liquidity in the financial markets.

In 2013, notwithstanding improvements in the U.S. and Japanese economies, both significant trading partners of the Republic, the outlook for global growth remains uncertain. The latest IMF projections call for a modest acceleration in global economic activity in the near term, resulting in 2.9% growth in world output for 2013 and 3.6% in 2014. Against this backdrop, Philippine export growth in the first nine months of 2013 declined by 0.1% to 7.1% from 7.2% in the same period in 2012. Real GDP growth for the first half of 2013 was 7.6%, largely due to increased domestic demand, particularly private consumption, Government spending and investment, even as overall exports declined by 7.0%.

The Republic believes that domestic liquidity remains adequate to meet the demand for financing to support economic growth in the Philippines; however, there can be no assurance that a contraction in liquidity in the international financial markets due to events in Europe or other causes will not adversely impact the financial condition of the Republic or of Philippine companies generally.

In 2013, Fitch, Standard & Poor’s and Moody’s upgraded the Republic to investment-grade status for the first time in the nation’s history. The ratings agencies cited the resilience of the economy, a persistent current account surplus, a strong policy framework and good governance as some of the key factors leading to their decision.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2008	2009	2010		2011	2012	2013
GDP growth (%) (at constant 1985 prices)(1)	3.7	1.1	7.3		—	—	—
GDP growth (%) (at constant 2000 prices)	4.2	1.1	7.6		3.6	6.8	7.4	(2)
GNI growth (%) (at constant 1985 prices)(1)(3)	6.4	4.0	7.2	(4)	—	—	—
GNI growth (%) (at constant 2000 prices)(3)	5.0	6.1	8.2	(4)	2.8	6.5	7.3	(2)
Inflation rate (%)(5)	8.3	4.2	3.8		4.6	3.2	2.8	(6)
Unemployment rate	7.4	7.5	7.4		7.1	7.0	7.3	(7)
91-day T-bill rate (%)	5.4	4.2	3.7		1.4	1.6	0.3	(8)
External position(9)
Balance of payments ($ million)	89	6,421	14,308		11,400	9,236	3,829	(10)
Export growth (%)	(2.8)	(21.7)	34.0		(6.2)	8.9	7.0	(2)
Import growth (%)	2.3	(24.1)	27.5		10.1	5.3	0.7	(2)
External debt ($ billion)	54.3	54.9	60.0		60.4	60.3	59.0	(10)
International reserves
Gross ($ billion)	37.6	44.2	62.4		75.3	83.8	84.0	(11)
Net ($ billion)	36.0	44.2	62.4		75.3	83.8	84.0	(11)
Months of retained imports(12)	6.0	8.7	9.5		11.3	11.7	12.0	(11)
Domestic credit growth (%)	13.7	8.4	8.9		12.7	6.5	11.6	(13)

Sources: National Statistical Coordination Board, Bangko Sentral.

Notes:

(1)	The table above provides comparative GDP and GNI growth rates for 2008, 2009 and 2010, as determined using both the previously reported calculations based on constant 1985 prices and the revised calculations based on constant 2000 prices. The period-on-period discussion of the economy that follows in the sections below uses data under the revised PSNA, based on the 2000 base year.

(2)	Preliminary data for the first nine months of 2013 compared to the first nine months of 2012.

(3)	In May 2013, the NSCB revised GNI and net primary income figures for 2010 to 2013 to reflect updated data, particularly in relation to salaries of OFWs. As a result, estimates of GNI growth presented in this table for 2011, 2012 and the first nine months of 2013 are not presented on the same basis as GNI growth figures for 2008 and 2009.

(4)	The growth figures for GNI for 2010 represent year-on-year comparisons of the 2010 GNI figures reported prior to the May 2013 revision and thus are not presented on the same basis as the 2010 GNI figure.

(5)	The Government began using 2006 as a base year for CPI calculations in July 2011, and data for previous periods has been restated.

(6)	Preliminary data for the first 11 months of 2013.

(7)	As of July 31, 2013 according to Labor Force Survey figures of the NSO.

(8)	Average of the first 11 months of 2013.

(9)	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include inter-company accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”). Figures also reflect the change in treatment of the property income and expense accounts pursuant to the sixth edition of the IMF Balance of Payments Manual (“BPM6”).

(10)	Preliminary data for the first nine months of 2013.

(11)	Preliminary data as of November 30, 2013.

(12)	Number of months of average imports of goods and payments of services and income that can be financed by reserves.

(13)	Growth from October 31, 2012 to October 31, 2013.

Restructuring of the Electric Power Industry

The EPIRA, which became effective on June 28, 2001, provided the legal framework for the restructuring of the electric power industry, the privatization of NPC and the establishment of various open market devices to promote free and fair competition.

Pursuant to the EPIRA, the power industry was restructured to comprise four sectors: generation, transmission, distribution and supply. To allow the industry to adjust to a market-oriented setting and to help mitigate adverse economic consequences of the restructuring, the EPIRA also contains transition mechanisms dealing with, among other issues, transition supply contracts, independent power producer (“IPP”) contracts, and “stranded costs and debts” that NPC will not be able to dispose of or settle subsequent to its privatization.

To reorganize NPC’s assets and liabilities, two entities were created pursuant to the EPIRA:

•	PSALM, which took ownership of all of NPC’s then existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

•

Transco, an entity wholly owned by PSALM, which assumed NPC’s electricity transmission assets. In January 2009, following an action for the right to operate Transco’s nationwide electrical transmission system under a 50-year franchise agreement, PSALM transferred the management and operation of Transco’s transmission system to the National Grid Corporation of the Philippines, which was formed by a consortium of Monte Oro Grid Corporation, Calaca High Power Corporation and State Grid Corporation of China; however, Transco retains ownership of its assets under the arrangement.

Since the passage of the EPIRA, NPC’s operations have been limited to subsidized off-grid and island grid electrification projects in remote areas, referred to as “missionary electrification.”

Privatization of NPC’s Assets

PSALM has been privatizing NPC’s generation assets through public bidding processes since the last quarter of 2003. As of October 31, 2013, PSALM had sold 30 of these generation assets with 13 remaining for privatization (including two decommissioned power plants) with a total generation capacity of approximately 1,913.2 MW. PSALM has also begun to transfer to private entities (known as IPP administrators) the management and control of the energy output of NPC power plants covered by IPP contracts. As of October 31, 2013, PSALM had successfully bid out aggregate contracted capacities totaling 3,593.9 MW, or approximately 76.9% of the contracted capacity of the IPP contracts for Luzon and Visayas, exceeding the 70% required as one of the conditions to open access.

Having met the preconditions for the implementation of retail competition and open access, which include, among others, the privatization of at least 70% of the total capacity of NPC’s generating assets, and the transfer to IPP administrators of the management and control of at least 70% of the total energy output of plants under contract with NPC in Luzon and Visayas, the ERC issued a resolution declaring the EPIRA’s compliance with the preconditions and the commencement of retail competition and open access for Luzon and Visayas on December 26, 2011. However, upon consultation by the Philippine Department of Energy with various stakeholders, the implementation of retail competition and open access was deferred pending the promulgation of retail market rules, the development of the Central Registration Body’s IT Systems and Processes, the approval of the Distribution Utilities’ Business Separation Unbundling Plan and the Accounting and Cost Allocation Manual and the conclusion of a stakeholders’ readiness assessment and information and education campaign for all stakeholders. Open access will permit electricity suppliers to compete freely on the open market by allowing consumers to choose from which ERC-authorized entity to purchase electricity supplied over a common transmission network.

The total sales price for the asset sales that have been completed as of October 31, 2013, including the concession fee from the privatization of Transco’s management and operations, was approximately $21.0 billion. Out of this amount, actual collection had amounted to approximately $8.1 billion.

In July 2011, PSALM commenced a new round of bidding for the appointment of an IPP administrator to manage the contracted capacity of the Naga Power Plant Complex. The Naga Power Plant Complex, located in Naga, Cebu, consists of two coal-fired thermal power plants with an aggregate capacity of 109.3 MW, and a 43.8 MW diesel power plant. However, its privatization was deferred by PSALM in response to the request of the Joint Congressional Power Commission to conduct a further review on one of the provisions of the land lease agreement covering property adjacent to the Plant Complex.

The Naga Power Plant Complex was operated under a Rehabilitate-Operate-Maintain-and-Manage Agreement and Energy Conversion Agreement between KEPCO Salcon Corporation and NPC that expired in March 2012. Prior to privatization of the Complex, PSALM has to procure, through public bidding, an Operation and Maintenance Service Contract for the Naga Power Plant Complex. Because no bids were submitted in the initial round of bidding held on February 27, 2012, PSALM negotiated a six-month contract with SPC Power Corporation (“SPC”) pending the outcome of a second round of bidding for a one-year contract. PSALM held the second round of bidding on June 21, 2012 but the procurement failed after the sole bidder failed to meet the bidding document requirements. Following the failed round of bidding in June, PSALM extended SPC’s contract for six months to March 2013 and then for an additional six months to September 2013. After September 25, 2013, the contract could not be extended further due to the one-year limit for extensions, as prescribed in Government Procurement Policy Board guidelines. Therefore, a negotiated procurement of at least six months from September 25, 2013 to March 25, 2014 was awarded to SPC.

In May 2012, the bidding process for four of SPC’s generation assets—Power Barges 101, 102, 103 (located in Visayas) and 104 (located in Mindanao)—failed after only one of the seven pre-qualified bidders submitted a bid before the scheduled deadline. PSALM commenced a second round of bidding for the power barges in August 2012; however, the bidding process, which took place on August 17, 2012, was again declared a failure after only one bidder out of the four qualified bidders submitted a proposal. Following the authority given by the PSALM Board, PSALM exercised its option to enter into a negotiated sale with the sole bidder. The negotiations ended after the bidder was unable to meet the reserve price set for the power facilities by the PSALM Board. On October 30, 2013, PSALM held a further round of bidding, in which SPC Island Power Corporation was awarded Power Barges 101, 102 and 103 for (Peso)546.0 million, while bidding in respect of Power Barge 104 was unsuccessful due to the failure of bidders to meet the reserve price set for the asset.

Cost Adjustments Relating to GRAM and ICERA

Historically, NPC has employed an automatic cost adjustment mechanism that allowed it to pass on costs associated with its IPP contracts to power consumers. However, in 2002, then President Arroyo issued a presidential directive ordering NPC to reduce the adjustments. Identifying problems with how these adjustments were calculated, the Energy Regulatory Commission (“ERC”) promulgated two new price adjustment mechanisms, the Generation Rate Adjustment Mechanism (“GRAM”), which allowed for the recovery of incremental fuel and purchased power costs due to changes in fuel prices and cost of purchased power from IPPs, and the Incremental Currency Exchange Rate Adjustments (“ICERA”), which allowed for the recovery of incremental costs incurred as a result of foreign currency exchange rate fluctuations. The implementing guidelines for GRAM and ICERA, which allowed for quarterly adjustments in generation rates, were approved in February 2003.

On March 26 and August 15, 2012, ERC rendered its decisions authorizing PSALM to recover (Peso)35.9 billion under the GRAM and (Peso)8.9 billion under ICERA, respectively.

In September 2013, NPC filed a petition with ERC to recover its fuel, purchased power and foreign exchange costs. In its petition, NPC asked the ERC to allow it to recover (Peso)4.2 billion under GRAM. NPC said that its GRAM recovery would translate to an increase in the power rates in small power utilities group areas amounting to (Peso)1.4769 per kWh in Luzon, (Peso)1.4695 per kWh in the Visayas and (Peso)1.7971 per kWh in Mindanao. NPC also asked ERC to recover (Peso)14.5 million equivalent to (Peso)1.4767 per kWh for a 12 month period under ICERA, mainly for foreign exchange fluctuations. NPC’s two separate applications cover the billing period from January to December 2012.

Cost Adjustments Relating to the Automatic Recovery Mechanism

On August 14, 2008, PSALM submitted proposed rules for the automatic recovery of NPC and PSALM’s generation assets’ monthly fuel, purchased power and foreign exchange-related costs to the ERC. On August 3, 2009, ERC approved a resolution adopting the rules for the automatic recovery mechanism. This mechanism replaced GRAM and ICERA methodology and has been in effect since the March 2010 billing period.

The automatic recovery entails a monthly adjustment in fuel, purchased power costs and foreign exchange-related costs. Using the movement of approved indices as a proxy, any incremental changes attributable to fluctuations in fuel prices, costs of power purchased from IPPs or fluctuations in exchange rates are automatically passed on to customers on a monthly basis. According to ERC rules, every 12 months PSALM is required to calculate adjustments on the monthly automatic recovery mechanism in order to reflect the difference from the actual allowable costs and the amounts already billed from NPC regular customers through the automatic recovery mechanism.

The first automatic cost recovery mechanism adjustment was filed by PSALM on August 18, 2011, covering March 2010 to February 2011 and seeking to recover (Peso)4.2 billion. The second adjustment was filed by PSALM on April 31, 2012, covering March 2011 to December 2011 and seeking to recover (Peso)2.11 billion. The third adjustment was filed on May 2, 2013, covering January 2012 to December 2012 and seeking to recover (Peso)1.66 billion.

On average, for the period from March 2010 to October 2013, the implementation of the monthly automatic cost recovery mechanism allowed PSALM to bill (Peso)0.5194 per kWh for Luzon, (Peso)0.2495 per kWh for Visayas and (Peso)0.0813 for Mindanao.

Issues Relating to the Universal Charge

Under the EPIRA, a “Universal Charge” may be imposed on all end-users of electricity, including non-NPC customers. The Universal Charge is imposed to pay for NPC’s remaining debt and contract obligations that will not be liquidated by proceeds from NPC’s privatization (referred to as “stranded debt”), stranded contract costs of NPC with its eligible IPP contracts, the cost of missionary electrification projects, an environmental charge for the rehabilitation and maintenance of watershed areas and a subsidy for indigenous and renewable sources of energy. After a challenge to the constitutionality of the Universal Charge by various consumer and environmentalist groups claiming it was an undue delegation of legislative power, the Supreme Court upheld the constitutionality of the Universal Charge in July 2007.

In August 2009, the ERC issued a resolution granting provisional authority for Transco and other distribution utilities to collect a Universal Charge of (Peso)0.0978 per kWh for the purpose of subsidizing missionary electrification. This charge was intended to cover subsidies of approximately (Peso)5.7 billion given to NPC’s small power utilities group for its expenses in 2009 associated with missionary electrification.

In 2010, the ERC reduced the Universal Charge for missionary electrification to (Peso)0.0454 per kWh from (Peso)0.0978 per kWh. However, it allowed the small power utilities group to collect an additional (Peso)0.0709 per kWh adjustment to cover the group’s efforts over the period of 2003 to 2009. Recently, the small power utilities group has filed another petition to increase the Universal Charge for missionary electrification to (Peso)0.1962 per kWh for 2012, (Peso)0.2262 per kWh for 2013, (Peso)0.3293 per kWh for 2014, (Peso)0.3318 per kWh for 2015 and (Peso)0.2256 per kWh for 2016, with an additional (Peso)0.0851 adjustment to be imposed for 12 months to recover the budgetary shortfall arising from the group’s efforts at missionary electrification in 2011.

On June 28, 2011, PSALM filed a petition with the ERC to impose a Universal Charge of (Peso)0.0313 for stranded debt and (Peso)0.3666 (for four years) for stranded contract costs. To reduce the impact on consumers, PSALM also proposed that the Universal Charge for stranded contract costs be assessed over a period of 15 years. The ERC held various hearings related to the petitions in July 2012 but has yet to issue its final decision.

On January 28, 2013, the ERC approved PSALM’s petition for the recovery of the NPC stranded contract costs portion of the Universal Charge for 2007 to 2010, authorizing PSALM to recover (Peso)53.85 billion.

The petition for NPC’s stranded contract cost portion of the Universal Charge for 2011 and 2012 was filed by PSALM before the ERC on July 31, 2013, seeking ERC’s provisional approval to collect (Peso)17.69 billion. The Petition for true-up adjustments for NPC’s stranded debt portion of the Universal Charge for 2011 and 2012 was filed by PSALM before the ERC on September 30, 2013, seeking ERC’s provisional approval to collect (Peso)41.14 billion.

As of October 31, 2013, PSALM had collected (Peso)38.83 billion from the Universal Charge for missionary electrification, environmental charges and NPC stranded contract costs, (Peso)31.69 billion of which was disbursed to NPC for missionary electrification and (Peso)714 million of which was disbursed to NPC for watershed rehabilitation and management in accordance with provisions in the EPIRA. Pursuant to PSALM’s board guidelines, (Peso)5.81 billion of the universal charge collections was transferred to PSALM’s stranded contract costs special fund account.

Government Financing of NPC

NPC’s capital expenditures were historically financed through borrowings from multilateral organizations, export credit agreements and internal cash generation. Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt, and the Government assumed $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005. In addition, under the EPIRA, PSALM was tasked with the management and liquidation of NPC’s assets and liabilities. Through its privatization of NPC’s assets, PSALM has generated revenue that it has utilized for the management and servicing of NPC’s liabilities, which, pursuant to the EPIRA, PSALM assumed on October 1, 2008. Following the transfer of substantially all of NPC’s assets and liabilities to PSALM as required under the EPIRA, PSALM raised approximately $4.4 billion in Government-guaranteed borrowings from 2008 to 2011 to address its general funding and debt servicing requirements.

Prepayment of NPC Debts

On December 5, 2007, PSALM announced plans to maximize the use of proceeds from its privatization efforts in 2007 by pre-paying a portion of NPC’s outstanding debts. In the first nine months of 2008, PSALM’s prepayments of NPC debt amounted to approximately $1.3 billion in aggregate, which helped lower NPC’s outstanding debt to approximately $18.1 billion as of October 1, 2008. PSALM identified an additional

$1.1 billion of NPC debt it intended to prepay in the last quarter of 2008 and 2009. However, in the last quarter of 2008, PSALM suspended its prepayments program as a result of the international credit crisis. On December 2, 2009, PSALM completed an exchange offer through which $600 million of bonds originally issued by NPC and due in 2010 and 2011 were exchanged for longer-termed PSALM bonds due in 2019 and 2024.

In May 2011, PSALM announced that it had paid an aggregate of approximately $18 billion of the debt of NPC pursuant to its mandate under the EPIRA to manage the assets and liabilities of NPC. NPC’s debt stood at $16.4 billion when the EPIRA was enacted in 2001, but increased considerably between 2001 and 2010 due to NPC’s sustained operating losses. PSALM aims to reduce these liabilities to an indicative amount of $3.8 billion by the expiry of its statutory mandate in 2026. Under the EPIRA, upon the expiry of PSALM’s statutory mandate, its debts will be assumed by the Government. In 2012, as part of the Government’s liability management, the Government borrowed approximately $1.3 billion that was lent onward to PSALM. As of June 2013, PSALM’s Government-guaranteed debt was $7.0 billion, while outstanding Government advances to PSALM were $292 million.

PSALM Investigations

On July 27, 2010, Energy Secretary Rene Almendras commenced an investigation into alleged anomalies concerning the recovery of approximately (Peso)471 billion in debt of PSALM and NPC through the Universal Charge component of electricity charges to consumers. A number of senators also called for investigations into the matter, alleging that various PSALM costs and expenses relating to consultancy fees, employee bonuses and other remuneration were inappropriately included in PSALM’s Universal Charge application with the ERC. PSALM has denied these allegations, and explained that it was guided by and complied with the ERC resolution on the rules for recovery of NPC stranded contract costs and stranded debts portion of the Universal Charge, which does not allow the inclusion of PSALM’s costs. The Commission on Audit has also stated that no such components were included in PSALM’s Universal Charge applications.

Aviation Liberalization Policies

On March 14, 2011, President Aquino issued Executive Orders No. 28 and No. 29, creating the Philippine Air Negotiating Panel and the Philippine Air Consultation Panel, and authorizing the Civil Aeronautics Board to explore discussions with foreign air carriers regarding the aviation liberalization policies commonly known as “open skies.” Open skies generally allows operating and traffic rights to be granted to foreign air carriers without restrictions on capacity, frequency or type of aircraft. In line with this policy, these executive orders also seek to liberalize civil aviation in the Philippines through specific initiatives aimed at granting increased air service rights to foreign air carriers, particularly with respect to airports other than Ninoy Aquino International Airport in Manila, with the goal of advancing tourism in the Philippines. The orders also seek to promote a more liberalized general aviation policy for the expansion of cargo direct air services to secondary gateways outside Manila. On May 2, 2011, the Civil Aviation Board adopted the implementing rules and regulations for Executive Order No. 29 after public consultation with aviation stakeholders.

PEACe Bonds Dispute

In October 2011, the Supreme Court of the Philippines issued a temporary restraining order on the Government’s taxation of its Poverty Eradication and Alleviation Certificates. These bonds were issued in 2001, and interest income on the bonds was initially determined by the Bureau of Internal Revenue (the “BIR”) to be tax-exempt. The BIR reversed its position in 2004 and declared interest income on the bonds to be taxable. When the bonds matured in 2011, the Department of Finance affirmed the 2004 BIR ruling, and the Bureau of the Treasury (the “BTr”) announced that it would withhold (Peso)5 billion in taxes from the interest income paid on the bonds.

A number of banks that held the bonds prior to maturity filed suit against the Government, and the Supreme Court issued the October 2011 temporary restraining order enjoining the BIR and the BTr from withholding taxes on the bonds. In November 2011, the Supreme Court issued a show-cause order after the BIR and the BTr failed to comply with the temporary restraining order, requiring the agencies to show cause why they should not be held in contempt. The BIR and the BTr responded to the show-cause order on December 2, 2011, arguing that they were given insufficient time to comply with the temporary restraining order before the interest on the bonds was paid and the taxes were withheld. The Supreme Court has yet to issue any further orders, and the dispute is ongoing.

GDP and Major Financial Indicators

In the first quarter of 2011, the standards under the PSNA for the calculation of GDP and GNI (known as GNP prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. This revision was in response to observations from various sectors that the use of 1985 as the base year to calculate constant prices and economic weights was outdated and led to inaccurate measures of current economic growth, mainly as a result of significant changes in the structure of the Philippine economy since 1985. The revision of the base year for GDP and GNI growth was part of a number of changes to the PSNA methodology. Other significant changes included the use of new data sources, an improved estimation methodology, adoption of new classification systems (such as the 1994 Philippine Standard Industrial Classification to classify economic activities/industries, the 2004 Philippine Standard Commodity Classification to classify commodities, and the 2009 Philippine Classification of Individual Consumption Expenditure According to Purpose to classify household final consumption expenditure), as well as the reporting of certain key commodities and industries. Other changes in the Republic’s designation of economic categories and subcategories are summarized in the table below.

Previous Name	New Name
Net Factor Income from Abroad	Net Primary Income

Agriculture, Fishery and Forestry	Agriculture, Hunting, Forestry and Fishing

Wholesale and Retail Trade	Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods

Finance	Financial Intermediation

Ownership of Dwellings and Real Estate	Real Estate, Renting and Business Activities

Government Services	Public Administration and Defense and Compulsory Social Security

Private Services	Other Services

Personal Consumption Expenditure	Household Final Consumption Expenditure

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country’s productive output rises or falls over time. By comparison, gross national income, or GNI, measures the market value of all final goods and services produced by a country’s citizens during a given period, whether or not the production occurred within the country.

Economists show GDP and GNI in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices of each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. Growth figures for GDP and GNI in this prospectus are period-on-period comparisons of real GDP and GNI, respectively. The Government began using 2000 as a base year for GDP and GNI calculations in 2011. Unless otherwise specified, real GDP and GNI figures included in this prospectus and any prospectus supplement are based on 2000 prices.

In 2009, GDP grew by 1.2% compared to growth of 4.2% in 2008. The decrease in the GDP growth rate was due mainly to the global economic crisis, which affected the Republic’s exports, as well as typhoons that affected the Republic in the second half of 2009. GDP growth in 2009 was attributable mainly to growth in other services, real estate, renting and business activities, construction and financial intermediation subsectors, which grew by 6.5%, 4.1%, 6.8% and 5.5%, respectively. In 2009, GNI grew by 6.1% compared to growth of 5.0% in 2008. The primary factor that caused GNI growth to exceed GDP growth was the continued strong growth in net primary income, which registered 25.0% growth in 2009, compared to 8.4% growth in 2008. The increased rate of growth of net primary income was due mainly to increased OFW remittances, which was partially offset by a decline in property income.

In 2010, GDP grew by 7.6%, compared to growth of 1.1% in 2009. The increase in GDP growth was primarily attributable to the global economic recovery, improved business and consumer confidence, expansion in manufacturing and capital formation and the continued growth in OFW remittances. Consumer spending grew by 3.4%, while Government expenditures grew by 4.0% in 2010, compared to growth of 2.3% and 10.9%, respectively, in 2009. With respect to production, GDP growth in 2010 was driven primarily by the manufacturing, trade and repair of motor vehicles, motorcycles, personal and household goods, other services, real estate, renting and business activities, construction and financial intermediation subsectors. Growth in these subsectors was partially offset by the impact of the El Niño phenomenon on the agriculture, hunting, forestry and fishing sector.

In 2011, GDP grew by 3.6%, a significant decrease from growth of 7.6% in 2010. The slower growth in GDP resulted partially from the slowing of the global economic recovery, the credit crisis in Europe, the tsunami and related incidents in Japan, floods in Thailand that disrupted global supply chains and lower spending by the Government. The largest contributor to the lower growth rate in 2011 was a significant contraction in the construction subsector, which, after growing by 17.5% in 2010, decreased by 8.4% in 2011. Growth in the manufacturing subsector also decreased to growth of 4.7% in 2011, compared to growth of 11.2% in 2010. Finally, growth in the trade and repair of motor vehicles, motorcycles, personal and the household goods subsectors also decreased, from growth of 8.4% in 2010 to growth of 3.3% in 2011. The only subsectors that experienced an increased rate of growth in 2011 were agriculture, hunting and forestry; transport, storage and communications; and real estate, renting and business activities, which grew by 4.4%, 4.3% and 8.4%, respectively, in 2011, compared with a contraction of 0.1%, growth of 1.0% and growth of 7.5%, respectively, in 2010. GNI in 2011 grew by 2.8%. The primary factor that caused the GNI growth rate to be lower than the GDP growth rate was the relatively lower rate of growth in net primary income, compared to the growth in GDP.

In 2012, GDP grew by 6.8%, compared with growth of 3.6% in 2011. The largest contributor to the increase in the rate of growth in 2012 was a reversal of the contraction in the construction subsector experienced in 2011 of 9.8% to growth of 15.7% in 2012. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector also increased, from growth of 3.3% in 2011 to growth of 7.5% in 2012. The transport, storage and communications subsector grew by 8.1% in 2012, compared to growth of 4.3% in 2011, which was also a major contributor. Partially offsetting the performance of these subsectors was a decrease in growth in the mining and quarrying subsector, from growth of 7.0% in 2011 to growth of 2.2% in 2012. Growth in both the agriculture and forestry subsector and the real estate, renting and business activities subsector also decreased, from 4.4% and 8.4%, respectively, in 2011 to 3.6% and 7.5%, respectively, in 2012. GNI in 2012 grew by 6.5% compared to 2.8% in the prior year. The GNI growth rate was lower than the GDP growth rate due to the relatively lower growth in net primary income of 4.8% in 2012 compared to growth in GDP in 2012, though this represented an increase over the 1.6% growth in net primary income in 2011.

Preliminary data indicate that GDP grew by 7.4% in the first nine months of 2013, compared with growth of 6.7% in the first nine months of 2012. The increase in growth in the first nine months of 2013 was primarily due to increased growth in the manufacturing subsector, from growth of 5.4% in the first nine months of 2012 to growth of 9.8% in the first nine months of 2013. An increase in growth in the financial intermediation (including banking institutions) subsector, from 8.0% in the first nine months of 2012 to growth of 13.3% in the first nine months of 2013, was also a significant contributor. Growth in construction also increased, from growth of 10.5% in the first nine months of 2012 to growth of 16.3% in the first nine months of 2013. Partially offsetting the performance of these subsectors was a decrease in growth in the transport, storage and communications subsector, from growth of 9.4% in the first nine months of 2012 to growth of 5.3% in the first nine months of 2013. Growth in the other services subsector also decreased to growth of 5.7% in the first nine months of 2013, from growth of 8.5% in the first nine months of 2012. GNI in the first nine months of 2013 increased by 7.3% compared to 6.5% in the corresponding period in 2012. GNI growth was lower compared to GDP growth due to relatively lower growth in net primary income of 6.7% in the first nine months of 2013 compared to GDP growth in the same period, though this was an increase from the 5.5% growth in net primary income in the first nine months of 2012.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

	Gross Domestic Product by Major Sector (at current market prices)						Percentage of GDP
	2008	2009	2010	2011	2012	2013(1)	2008	2012
	(Peso in millions, except as indicated)						(%)
Agriculture, hunting, forestry and fishing sector(2)
Agriculture, hunting and forestry	844,438	871,012	928,588	1,052,167	1,056,964	742,596	10.9	10.0
Fishing	178,077	178,862	180,130	182,845	193,652	148,685	2.3	1.8

Total	1,022,515	1,049,874	1,108,718	1,235,012	1,250,616	891,282	13.2	11.8
Industry sector
Mining and quarrying	95,410	106,396	128,727	143,027	121,435	87,438	1.2	1.1
Manufacturing	1,760,890	1,706,391	1,930,778	2,047,718	2,170,918	1,607,541	22.8	20.5
Construction	419,403	460,426	551,230	520,969	618,077	530,766	5.4	5.9
Electricity, gas and water supply	262,757	271,893	321,543	330,345	374,077	315,558	3.4	3.5

Total	2,538,461	2,545,104	2,932,279	3,042,060	3,284,508	2,541,309	32.9	31.1
Service sector
Transport, storage and communications	548,856	561,093	586,197	627,255	685,251	544,889	7.1	6.5
Trade and repair of motor vehicles, motorcycles, personal and household goods(3)	1,316,070	1,359,500	1,563,786	1,695,908	1,868,423	1,457,470	17.0	17.7
Financial intermediation(4)	499,925	544,526	622,404	684,088	763,669	664,112	6.5	7.2
Real estate, renting and business activities(5)	816,548	884,131	979,129	1,105,120	1,236,489	1,029,628	10.6	11.7
Public administration and defense, compulsory social security(6)	285,860	323,605	372,304	404,323	455,476	361,413	3.7	4.3
Other services(7)	692,669	758,310	838,663	912,502	1,020,455	810,197	9.0	9.7

Total	4,159,928	4,431,165	4,962,483	5,429,196	6,029,762	4,867,709	53.9	57.1

Total GDP	7,720,903	8,026,143	9,003,480	9,706,268	10,564,886	8,300,295	100.0	100.0

Net primary income(8)	2,055,282	2,626,323	1,848,952	1,891,937	2,043,843	1,643,170
Total GNI(8)	9,776,186	10,652,466	10,852,432	11,598,205	12,608,730	9,943,484
Total GDP ($ millions)(9)	173,601	168,485	199,589	224,096	250,181	—
Per capita GDP ($)(9)	1,919	1,851	2,155	2,365	2,588	—

Source: National Statistical Coordination Board.

Notes:

(1)	Preliminary data for the first nine months of 2013.

(2)	The subsectors of the agriculture, hunting, forestry and fishing sector prior to the rebasing to 2000 prices were (1) agriculture and fisheries and (2) forestry. With the rebasing, the subsectors were revised to (1) agriculture, hunting and forestry and (2) fishing.

(3)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(4)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(5)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(6)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(7)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(8)	In May 2013, the NSCB revised GNI and net primary income figures for 2010 to 2013 to reflect updated data, particularly in relation to salaries of OFWs. As a result, estimates of GNI and net primary income for 2010, 2011, 2012 and the first nine months of 2013 presented in this table are not presented on the same basis as GNI and net primary income figures for 2008 and 2009.

(9)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”

The following table shows GDP by sector, net primary income and GNI at constant market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant market prices)(1)								Percentage of GDP
	2008	2009	2010		2011	2012	2013(2)		2008	2012
	(Peso in millions, except as indicated)								(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	535,462	526,622	526,238		549,306	568,905	406,922		10.2	9.0
Fishing	133,088	137,122	136,427		130,529	130,032	91,781		2.5	2.1

Total	668,550	663,744	662,665		679,835	698,937	498,703		12.8	11.1
Industry sector
Mining and quarrying	50,926	59,130	65,898		70,509	72,047	57,954		1.0	1.1
Manufacturing	1,194,921	1,137,534	1,264,523		1,324,330	1,395,711	1,102,984		22.8	22.1
Construction	266,751	284,994	325,820		293,870	339,921	277,048		5.1	5.4
Electricity, gas and water supply	186,572	184,943	203,274		204,547	214,944	171,269		3.6	3.4

Total	1,699,171	1,666,601	1,859,515		1,893,256	2,022,623	1,609,255		32.4	32.0
Service sector
Transport, storage and communications	423,952	423,398	427,766		446,026	482,095	377,274		8.1	7.6
Trade and repair of motor vehicles, motorcycles, personal and household goods(3)	863,732	875,616	948,743		980,514	1,054,392	800,767		16.5	16.7
Financial intermediation(4)	322,672	340,329	374,716		394,371	426,787	361,906		6.2	6.8
Real estate, renting and business activities(5)	526,116	547,866	588,946		643,458	686,430	558,888		10.0	10.9
Public administration and defense, compulsory social security(6)	227,223	241,009	255,087		259,962	275,835	221,743		4.3	4.4
Other services(7)	505,683	538,677	584,100		616,791	664,573	520,084		9.7	10.5

Total	2,869,379	2,966,895	3,179,359		3,335,909	3,590,111	2,840,662		54.8	56.9

Total GDP	5,237,101	5,297,240	5,701,539		5,909,000	6,311,671	4,948,621		100.0	100.0

Net primary income(8)	1,352,909	1,691,527	1,149,599		1,130,948	1,184,875	935,857
Total GNI(8)	6,590,009	6,988,767	6,851,138		7,039,948	7,496,546	5,884,478
Yearly growth in GDP	4.2	1.2	7.6		3.6	6.8	7.4	(9)
Yearly growth in GNI(8)	5.0	6.1	8.2	(10)	2.8	6.5	7.3	(9)

Source: National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first nine months of 2013.

(3)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(4)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(5)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(6)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(7)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(8)	In May 2013, the NSCB revised GNI and net primary income figures for 2010 to 2013 to reflect updated data, particularly in relation to salaries of OFWs. As a result, estimates of GNI and net primary income presented in this table for 2010, 2011, 2012 and the first nine months of 2013 are not presented on the same basis as GNI and net primary income figures for 2008 and 2009.

(9)	Growth figures for GDP and GNI for the first nine months of 2013 represent period-on-period comparisons to the first nine months of 2012.

(10)	The growth figure for GNI for 2010 represents a year-on-year comparison of the 2010 GNI figure reported prior to the May 2013 revision and thus is not presented on the same basis as the 2010 GNI figure.

The following table shows the percentage distribution of the Republic’s GNI by expenditure at constant 2000 prices.

	Distribution of Gross National Income by Expenditure (at constant market prices)(1)
	2008	2009	2010	2011	2012	2013(2)
	(%)
Household final consumption expenditure	56.6	54.6	57.6	59.2	59.3	57.1
Government consumption	7.5	7.8	8.3	8.3	8.7	9.8
Capital formation
Fixed capital	15.3	14.2	17.3	16.5	15.6	17.8
Changes in inventories	(0.4)	(1.3)	0	0.6	1.5	1.3

Total capital formation	14.9	12.9	17.3	17.1	17.1	16.5
Exports	39.3	34.1	42.1	39.8	40.7	40.6
Imports	38.9	33.7	42.1	40.5	40.1	40.4
Statistical discrepancy	0	0	0	0	0	0

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first nine months of 2013.

Periodic Revisions to Philippine National Accounts

The National Statistical Coordination Board (the “NSCB”) releases quarterly data on the Republic’s national accounts, which include GDP and GNI data. Under NSCB policy, GDP and GNI data for a particular quarter are revised the following quarter, while annual data are released together with first quarter data and are revised thereafter in May of each year. GDP and GNI estimates are considered “final” after three years. However, the NSCB may still revise the “final” estimates whenever it undertakes an overall revision of the national accounts.

Revisions in the Republic’s national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. The NSCB has traditionally followed the 1968 revision of the United Nations System of National Accounts. Currently, the Republic’s national accounts incorporate to a large extent the recommendations of the most recent 2008 revision.

In May 2013, the NSCB revised GNI and net primary income figures for 2010 to 2013. These revisions were part of the NSCB’s periodic updates of the Republic’s National Income Accounts in response to new data, in particular the latest data from the Philippine Overseas Employment Agency in relation to compensation inflow, which include salaries from OFWs. As a result, estimates of GNI and net primary income for 2010, 2011, 2012 and the first nine months of 2013 presented in this prospectus and any prospectus supplement are not presented on the same basis as GNI and net primary income figures for 2008 and 2009.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

The agriculture, hunting, forestry and fishing sector contributed approximately 11.1% to GDP in 2012 compared to approximately 12.8% to GDP in 2008, at constant market prices.

The Republic’s principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and other crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines’ diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large “agro-business” plantations devoted mainly to crops for export such as bananas and pineapples. Rice, corn and coconuts each accounts for approximately a quarter of the country’s cultivated area. Fishing production is divided into commercial, municipal and aquaculture fishing.

The country’s forests, one of the Philippines’ main natural resources, contain a large quantity of hardwood trees. Over the years, population growth, shifting cultivation, illegal logging and inadequate reforestation have depleted the forests, leading to a Government-imposed ban in 1991 on nearly all logging activity in virgin forests.

In 2009, the agriculture, hunting, forestry and fishing sector contracted by 0.7%, compared to growth of 3.2% in the previous year. Increases in fishing, poultry, livestock, banana, corn and coconut production were offset by decreases in the production of rice, other crops, sugarcane and forestry. The decreases in the production of agricultural crops, particularly rice, were due mainly to unfavorable weather conditions as a result of a tropical storm and typhoons.

Production in the agriculture, hunting, forestry and fishing sector contracted by 0.2% in 2010, compared with a decline of 0.7% in 2009. The contraction was due mainly to contractions in the production of rice, corn and sugar, which offset growth in other crops, poultry and livestock. Rice production declined by 2.4% in 2010, compared to a 1.2% contraction in 2009. The decline in rice production in 2010 was due to unfavorable weather conditions in certain major rice producing regions. As a result of El Niño, corn production declined by 8.9% in 2010, compared to a 1.4% growth in 2009. The fishing subsector contracted by 0.5% in 2010, a reversal from the 3.0% growth in 2009.

Production in the agriculture, hunting, forestry and fishing sector, which comprised approximately 11.5% of total GDP in 2011, grew by 2.6% in 2011, compared with a contraction of 0.2% in 2010. This reversal was due mainly to increased production of rice, sugarcane and corn. Rice production increased by 5.9% in 2011, compared to a contraction of 2.4% in 2010, due to the expansion and recovery of harvest areas from the adverse effects of the El Niño phenomenon in 2010. Sugarcane production increased by 59.7% in 2011, compared to a contraction of 15.7% in 2010, due to increased milling operations, demand for centrifugal sugar and improvements in the area harvested. These higher levels of production were partially offset by a 4.1% contraction in the fishing subsector in 2011, compared to a contraction of 0.5% in 2010, due to lower production of commercial and municipal fisheries products as a result of poor weather conditions in certain regions and higher fuel costs. Coconut production also declined by 1.7% in 2011, compared to a contraction of 0.6% in 2010, as a result of lower harvests. Forestry production grew by 40.5% in 2011, compared to a contraction of 31.3% in 2010.

Production in the agriculture, hunting, forestry and fishing sector grew by 2.8% in 2012, compared with growth of 2.6% in 2011. The increased growth in 2012 was largely the result of an increase in growth in rice production to 8.0% in 2012 compared to 5.9% in 2011. The contraction in coconut production of 1.7% in 2011 was reversed to 3.9% growth in 2012. Similarly, the contraction in other crops of 3.9% in 2011 was reversed to 1.5% growth in 2012. Growth in pineapple production also increased to 7.1% in 2012 compared to 3.2% growth in 2011. These increases were partially offset by a decrease in sugarcane production, from growth in 2011 of 59.7% to a contraction in 2012 of 8.7%. Growth in corn production also decreased from growth of 9.5% in 2011 to 6.3% growth in 2012.

Preliminary data indicate that growth in production in the agriculture, hunting, forestry and fishing sector decreased to 1.1% growth during the first nine months of 2013, compared to 2.0% growth during the first nine months of 2012. The lower growth was largely due to a contraction in rice production of 1.1% during the first nine months of 2013, a reversal of the 6.9% growth in the first nine months of 2012. Banana production decreased from 1.9% growth in the first nine months of 2012 to a 7.9% contraction during the same period in 2013. Growth in corn production also decreased from 7.5% growth in the first nine months of 2012 to 0.4% growth in the first nine months of 2013. Partially offsetting these trends was a partial recovery in sugarcane production, from a contraction of 18.0% in the first nine months of 2012 to a contraction of 6.9% in the first nine months of 2013. Growth in other crops also increased, from 1.1% in the first nine months of 2012 to 2.4% in the first nine months of 2013.

Industry Sector

The industry sector consists of the mining and quarrying, manufacturing, construction, and electricity, gas and water supply subsectors. The industry sector contributed approximately 32.0% to GDP in 2012, compared to approximately 32.4% in 2008, at constant market prices.

In 2009, the industry sector contracted by 1.9%, compared to growth of 4.8% in 2008, due mainly to contractions in the manufacturing and the electricity, gas and water supply subsectors. The manufacturing subsector contracted by 4.8% in 2009, compared to growth of 4.3% in 2008, due mainly to a contraction in the manufacture of petroleum products. The production of petroleum products decreased largely due to weak external and domestic demand largely as a result of the global financial crisis. The electricity, gas and water supply subsector contracted by 0.9% in 2009, compared to growth of 6.8% in 2008, primarily due to a contraction in power consumption of the industrial sector reflecting the continued impact of the global financial crisis on the operations of companies in the manufacturing subsector. Contractions in these subsectors of the industry sector in 2009 were partially offset by growth in the construction and mining and quarrying subsectors. The construction subsector grew by 6.8% in 2009, compared to 7.0% growth in 2008, primarily due to the implementation of the fiscal stimulus program by the Government, which resulted in increased public construction spending in the first half of the year. The mining and quarrying subsector grew by 16.1% in 2009, compared to a contraction of 1.4% in 2008, primarily due to a global increase in demand for metals and minerals, a corresponding increase in prices for metals in the international market and the completion of six new mining projects in the second half of 2009.

In 2010, the industry sector grew by 11.6%, a reversal from a contraction of 1.9% in 2009, due mainly to strong growth in the manufacturing subsector. The manufacturing subsector grew by 11.2% in 2010, compared to a contraction of 4.8% in 2009, largely as a result of increased production of radio, television and communications equipment, food products, chemical products, electrical machinery, petroleum and coal products and other miscellaneous manufactured products. As major economies began to recover from the global financial crisis, increased demand for semiconductors bolstered the Republic’s exports. Domestic improvements in private consumption, consumer confidence and OFW remittances also contributed to growth in the manufacturing subsector. The construction subsector grew by 14.3% in 2010, compared to growth of 6.8% in 2009. The continued growth in the construction subsector in 2010 was mainly the result of increases in private construction brought about by renewed investor confidence, which resulted in increased infrastructure projects. The electricity, gas and water supply subsector grew by 9.9% in 2010, compared to a contraction of 0.9% in 2009, as a result of stable consumption and strong demand from commercial users. The mining and quarrying subsector grew by 11.4% in 2010, compared to growth of 16.1% in 2009. This continued growth was due to increased production of nickel and non-metallic minerals. This increased production was largely due to the commencement of commercial operations of several metallic mines and increased production of existing mines in response to higher prices of metals and minerals in the global market.

In 2011, the industry sector, which comprised approximately 32.0% of total GDP in 2011, grew by 1.8%, compared with growth of 11.6% in 2010. The slower rate of growth was primarily attributable to a decline in public construction in the first three quarters of 2011 because of delays in the implementation of key infrastructure projects due to stricter project reviews and policy reforms, along with slower growth in private construction compared to the increased rate of growth in 2010. These factors resulted in a 9.8% contraction in construction in 2011 compared to growth of 14.3% in 2010. The manufacturing subsector grew by 4.7% in 2011, compared to growth of 11.2% in 2010. Growth in the manufacturing subsector was primarily the result of growth in the production of beverages, chemical and chemical products, paper and paper products and rubber and plastic products, which was partially offset by contractions in the production of tobacco, footwear, leather and leather products. The electricity, gas and water supply subsector grew by 0.6% in 2011, compared to growth of 9.9% in 2010, as a result of decreases in electricity, water and geothermal energy production. Production in electricity, water and geothermal energy decreased because of supply constraints and a maintenance-related shutdown of the Malampaya natural gas pipeline in October 2011. The mining and quarrying subsector grew by 7.0% in 2011, compared to growth of 11.4% in 2010. The growth in the subsector was largely due to an increase in production in the mining and production of other metals, crude oil, natural gas and condensate, which was partially offset by a contraction in stone quarrying and sand pits production. The increase in production of other metals, crude oil, natural gas and condensate was largely due to the commencement of operations of new mining projects.

In 2012, the industry sector grew by 6.8%, compared with growth of 1.8% in 2011. The growth in the industry sector was primarily due to the reversal of the contraction in the construction subsector, from a 9.8% contraction in 2011 to growth of 15.7% in 2012. Growth in construction was primarily due to an increase in the rate of private construction, including residential and non-residential. The increase was also due to growth in public construction. Public construction increased due to early budget releases to various departments of the Government in response to the efforts of the Government to accelerate the implementation of infrastructure projects. The rate of growth in manufacturing also increased to 5.4% in 2012, from growth of 4.7% in 2011. Growth in the manufacturing subsector was largely attributable to an increase of 7.6% in the production of food products as well as several export-oriented products such as an increase of 35.7% in furniture and fixtures, 41.4% in wearing apparel and 15.2% in non-metallic mineral products. These factors were partially offset by an 18.9% contraction in basic metal industries as well as a 1.7% contraction in radio, television and communication equipment and apparatus. Growth in the electricity, gas and water supply subsector increased to 5.1% in 2012 from growth of 2.6% in 2011. This increased rate of growth was largely due to an increase of 4.8% in electricity generation as well as a 7.2% increase in water production. Production in these areas increased because of higher demand from households, industrial processing zones and business processing outsourcing centers. In addition, accelerated capital spending of the Maynilad Water Company resulted in a significant expansion of coverage that led to an increase in the gross billed volume of water. The increased growth in the industry sector was partially offset by lower growth in the mining and quarrying subsector, from 11.1% in 2011 to 2.2% in 2012. Growth in mining and quarrying was due primarily to contractions in gold mining and crude oil, natural gas and condensate.

Preliminary data indicate that the industry sector grew by 9.8% in the first nine months of 2013, compared with growth of 6.1% in the first nine months of 2012. The increase was mainly due to growth in the manufacturing subsector of 9.8% in the first nine months of 2013 compared with growth of 5.4% in the first nine months of 2012. The increased growth in manufacturing was primarily due to increased growth in the chemical and chemical products subsector, which grew at 84.8% in the first nine months of 2013 compared to 4.6% in the first nine months of 2012. Radio, television and communication equipment and apparatus and basic metal industries both reversed contractions of 5.7% and 27.0%, respectively, in the first nine months of 2012 to growth of 11.3% and 64.0%, respectively, in the first nine months of 2013. Growth in the construction subsector also increased to 16.3% in the first nine months of 2013 from 10.5% in the first nine months of 2012. This increase was primarily due to growth in private construction, including residential and non-residential, as well as growth in public construction. The increases in construction and manufacturing were partially offset by a contraction of 2.0% in the mining and quarrying subsector in the first nine months of 2012 compared to 2.0% growth in the first nine months of 2013, as well as lower growth in the electricity, gas and water production subsector of 4.4% in the first nine months of 2013, compared to 5.6% in the first nine months of 2012.

Manufacturing Subsector

The Republic’s manufacturing subsector comprises three major industry groups:

•	consumer goods, including the food, footwear and garment industries;

•	intermediate goods, including the petroleum, chemical and chemical product industries; and

•	capital goods, including the electrical machinery and electronics industries.

The following table presents, at constant 2000 market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

	Gross Value Added in Manufacturing by Industry Group (at constant market prices)(1)
	2008	2009	2010	2011	2012	2013(2)
	(Peso in millions)
Food manufacturing	447,843	467,301	479,445	494,349	531,704	388,023
Beverage industries	50,102	46,051	50,133	58,743	60,303	40,853
Tobacco manufacturing	10,861	10,952	5,968	4,844	4,675	3,107
Textile manufacturing	35,392	29,199	31,472	30,763	30,102	20,805
Wearing apparel	37,227	29,346	26,465	27,976	39,554	25,242
Footwear and leather and leather products	7,795	6,036	5,634	5,388	6,269	3,519
Wood, bamboo, cane and rattan articles	16,336	13,984	14,009	12,788	14,316	8,164
Paper and paper products	11,215	10,389	12,347	14,147	13,592	10,016
Publishing and printing	8,890	8,470	8,623	8,140	8,509	5,138
Petroleum and other fuel products	59,751	48,614	55,869	50,806	48,790	31,722
Chemical and chemical products	71,466	67,851	77,406	91,401	95,267	116,831
Rubber and plastic products	16,385	18,399	20,297	21,845	22,516	18,311
Non-metallic mineral products	27,196	29,190	32,058	32,991	38,010	30,435
Basic metal industries	28,154	23,252	26,024	25,869	20,983	25,616
Fabricated metal products	13,528	11,983	13,488	14,391	13,961	10,274
Machinery and equipment except electrical	18,425	16,291	19,752	19,908	20,271	16,274
Office, accounting and computing machinery	17,492	15,821	16,539	17,362	20,940	15,987
Electrical machinery and apparatus	24,575	22,932	30,399	32,515	35,749	25,987
Radio, television and communication equipment and apparatus	216,505	186,810	243,646	242,616	238,396	214,124
Transport equipment	22,094	24,554	31,580	29,565	33,285	18,023
Furniture and fixtures	18,937	16,875	20,185	39,326	53,346	43,021

Miscellaneous manufacturing	34,753	33,235	43,186	48,599	45,176	31,512

Gross value added in manufacturing	1,194,921	1,137,534	1,264,523	1,324,330	1,395,711	1,102,984

Sources: Economic and Social Statistics Office; National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first nine months of 2013.

In 2009, the manufacturing subsector contracted by 4.8%, compared to growth of 4.3% in 2008. The reversal was mainly attributable to sluggish demand for manufactured exports as a result of the slowdown in the economic activities of the Republic’s trading partners.

The manufacturing subsector grew by 11.2% in 2010, compared to a contraction of 4.8% in 2009, as a result of stronger external trade and improvement in the domestic economy. Major contributors to manufacturing growth in 2010 were radio, television and communication equipment and apparatus, food manufacturing, chemical and chemical products, electrical machinery and apparatus, petroleum and other fuel products and miscellaneous manufacturing.

In 2011, the manufacturing subsector grew by 4.7%, compared to growth of 11.2% in 2010, primarily as a result of a 94.8% increase in furniture and fixtures, an 18.1% increase in chemical and chemical products, a 3.1% increase in food manufacturing and a 17.2% increase in beverage industries. These increases were partially offset by a 9.1% contraction in petroleum and other fuel products and a 6.4% contraction in transport equipment.

In 2012, the manufacturing subsector grew by 5.4%, compared with growth of 4.7% in 2011, primarily due to a 7.6% increase in food manufacturing, a 35.7% increase in furniture and fixtures, a 41.4% increase in wearing apparel and a 15.2% increase in non-metallic mineral products. These increases were partially offset by an 18.9% contraction in basic metal industries, a 1.7% contraction in radio, television and communication equipment and apparatus and a 7.0% contraction in miscellaneous manufacturing.

Preliminary data indicate that the manufacturing subsector grew by 9.8% in the first nine months of 2013, compared to growth of 5.4% in the first nine months of 2012, primarily as a result of an 84.8% increase in chemical and chemical products, an 11.3% increase in radio, television and communication equipment and apparatus and a 64.0% growth in basic metal industries. These increases were partially offset by a 12.0% contraction in wearing apparel and a 25.8% contraction in transport equipment.

Service Sector

The service sector includes the transport, storage and communications; trade and repair of motor vehicles, motorcycles, personal and household goods; financial intermediation; real estate, renting and business activities; public administration and defense, compulsory social security; and other services subsectors. The service sector remains the largest contributor to GDP, having contributed 57.1% to GDP at constant market prices in 2012, an increase from 55.9% in 2008.

In 2009, the service sector grew by 3.4% compared to 4.0% growth in 2008, largely as a result of the impact of the global financial crisis. The slower growth was primarily the result of a contraction in the transport, storage and communications subsector and slower growth in the real estate, renting and business activities subsector. The real estate, renting and business activities subsector grew by 4.1% in 2009, compared to growth of 9.0% in 2008. The slower growth rate in 2009 was primarily due to an 8.2% decline in the real gross value added of real estate. The real gross added value of real estate declined due to reduced business activities as a result of the global financial crisis. The transport, storage and communications subsector contracted by 0.1% in 2009, compared to 3.9% growth in 2008. The contraction in this subsector was attributable to the decline in the growth of water transport by 20.0%, which also affected the other services subsector. Growth in the service sector in 2009 was attributable principally to growth in the other services, real estate, renting and business activities, financial intermediation and public administration and defense, compulsory social security subsectors. The other services subsector grew by 6.5% in 2009, compared to growth of 6.0% in 2008, due to growth in recreational, cultural and sporting activities. The financial intermediation subsector grew by 5.5% in 2009, compared to 1.8% growth in 2008, driven mainly by increased bank lending supported by lower interest rates in the Republic. The public administration and defense, compulsory social security subsector grew by 6.1% in 2009, compared to 2.0% growth in 2008, primarily due to the stimulus program implemented by the Government in response to the global financial crisis.

The service sector grew by 7.2% in 2010, compared with growth of 3.4% in 2009, due mainly to growth in the trade and repair of motor vehicles, motorcycles, personal and household goods, other services, real estate, renting and business activities and financial intermediation subsectors. The trade and repair of motor vehicles, motorcycles, personal and household goods subsector grew by 8.4% in 2010, compared to growth of 1.4% in 2009, due mainly to growth in retail and wholesale trade. The other services subsector grew by 8.4% in 2010, compared to growth of 6.5% in 2009, due mainly to growth in recreational services, which include the broadcast media. Hotel and restaurant services, education, health and social work services also contributed to growth in the other services subsector. The real estate, renting and business activities subsector grew by 7.5% in 2010, compared to growth of 4.1% in 2009, primarily due to growth in renting and other business activities. The financial intermediation subsector grew by 10.1% in 2010, compared to growth of 5.5% in 2009. The increased rate of growth in these subsectors was partially offset by a slower growth rate in the public administration and defense, compulsory social security subsector, which grew by 5.8% in 2010, compared to growth of 6.1% in 2009. The slower growth in the public administration and defense, compulsory social security subsector in 2010 was due to the Government’s adoption of expenditure control mechanisms to manage the deficit.

The service sector grew by 4.9% in 2011, compared with growth of 7.2% in 2010. The lower growth was due mainly to lower growth in the trade and repair of motor vehicles, motorcycles, personal and household goods, financial intermediation and public administration and defense, compulsory social security subsectors. The real estate, renting and business activities subsector grew by 8.4% in 2011, compared with growth of 7.5% in 2010, mainly due to the continued expansion of real estate and renting activities. The transport, storage and communication subsector grew by 4.3% in 2011, compared to growth of 1.0% in 2010, due mainly to growth in communication services, storage services and land transport. Growth in these subsectors was partially offset by slower growth of 3.3% in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector in 2011, compared with growth of 8.4% in 2010, as a result of a contraction in wholesale trade and in the maintenance and repair of motor vehicles, motorcycles, personal and household goods. Production in the wholesale trade and in the maintenance and repair of motor vehicles, motorcycles, personal and household goods subsectors contracted as a result of reduced demand for exports and imports. The financial intermediation subsector also experienced a slower growth rate of 5.2% in 2011, compared to growth of 10.1% in 2010. The slower growth rate was primarily the result of slower growth in banking institutions of 1.7% in 2011 compared with 11.6% growth in 2010. The growth of banking institutions slowed due to sustained industry consolidations. In addition, the public administration and defense, compulsory social security subsector only grew by 1.9% in 2011, compared to growth of 5.8% in 2010. This slower rate of growth was primarily due to increases in maintenance and operations expenditures and the release of the third tranche of salary increases mandated by the Salary Standardization Law III.

The service sector grew by 7.6% in 2012, compared to growth of 4.9% in 2011. The increased growth was due mainly to increased production in the trade and repair of motor vehicles, motorcycles, personal and household goods, transportation, storage and communication and other services subsectors. The trade and repair of motor vehicles, motorcycles, personal and household goods subsector grew by 7.5% in 2012, an increase from growth of 3.4% in 2011, mainly due to growth of 7.8% in retail trade and, to a lesser extent, growth of 6.2% and 7.3%, respectively, in wholesale trade and maintenance and repair of motor vehicles, motorcycles, personal and household goods. Growth in the transportation, storage and communication subsector increased to 8.1% in 2012, compared to 4.3% in 2011. Increased growth was due primarily to an 8.0% increase in communication services, as well as an 8.2% growth in land transport and storage. The other services subsector grew by 7.7% in 2012, compared to growth of 5.6% in 2011, due mainly to increased growth in recreational, cultural and sporting activities and other service activities to 16.6% and 18.6%, respectively, in 2012, compared to 6.0% and 0.4%, respectively, in 2011. These trends were offset in part by lower growth in education of 1.7% in 2012, compared to 4.2% in 2011. The increased growth in the other services subsector was partially offset by lower growth in the real estate, renting and business activities subsector, to 7.5% in 2012, compared with growth of 8.4% in 2011.

Preliminary data indicate that the service sector grew by 7.3% in the first nine months of 2013, which was lower than the 8.0% growth in the first nine months of 2012. The lower growth was largely due to a decrease in growth in the transportation, storage and communication subsector from 9.4% in the first nine months of 2012 to 5.3% in the first nine months of 2013, as well as lower growth in the other services subsector of 5.7% in the first nine months of 2013, compared to 8.5% in the first nine months of 2012. The decrease growth in the transportation, storage and communication subsector was primarily driven by contractions in both water and air transport and storage, while the lower growth in other services was due primarily to lower growth of 10.0% in recreational, cultural and sporting activities in the first nine months of 2013, compared to 20.2% in the first nine months of 2012. Growth in health and social work also decreased to 3.2% in the first nine months of 2013, compared to growth of 12.9% in the first nine months of 2012. These factors were largely offset by increased growth in the financial intermediation and real estate, renting and business activities subsectors to 13.3% and 9.3%, respectively, in the first nine months of 2013 from 8.0% and 7.9%, respectively, in the first nine months of 2012.

Transport, Storage and Communications Subsector

The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. During the term of then President Arroyo, significant transportation projects included the Metro Rail Transit Project, the Metro Manila Skyway Project, the Manila-Cavite Expressway Project, the South Luzon Expressway Extension, the opening of the Iloilo International Airport and the opening of the Subic Bay Port.

The Philippine road network is the most important transportation system in the nation, spanning more than 220,000 kilometers. Over 7.1 million vehicles use the road network, including over 3.9 million vehicles for public use, principally in Metro Manila. Traffic remains congested in the National Capital Region, despite traffic management and various engineering measures. To ease traffic congestion, the Government has built and continues to promote alternative road networks and mass rapid urban-transit-rail.

Use of Philippine rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. To promote the use of rail facilities, the Government has constructed a three line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has plans to construct additional lines and extensions of existing lines.

Ten international airports and over 70 other facilities throughout the Republic help meet the Republic’s air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the Republic.

The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. Among the significant transportation projects pursuant to President Aquino’s Public-Private Partnership program, 10 transportation projects were identified as priority projects which were implemented beginning in 2011. These include, among others: the NAIA Expressway (Phase II), which will link the Metro Manila Skyway and the Manila-Cavite Coastal Expressway; the LRT Line 2 East Extension; the MRT/LRT Expansion Program; the Bohol Airport project; and the upgrade to international standards of the existing Puerto Princesa Airport.

Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government liberalized the telecommunications industry in 1993 to intensify competition with the goal of substantially increasing the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country.

Net Primary Income

Net primary income, known as “net factor income from abroad” prior to 2011, is a component of GNI but is not included in GDP. Net primary income is a significant factor in the Philippine economy, largely driven by OFW remittances. Net primary income includes estimates of the amount of compensation of OFWs, as well as investment income of OFWs from their properties. According to the latest figures from the National Statistical Coordination Board for years 2008, 2009, 2010, 2011 and 2012 and for the first nine months of 2013, net primary income accounted for 14.4%, 17.2%, 16.8%, 16.1%, 15.8%, and 15.9% of GNI, respectively.

In 2009, net primary income grew by 25.0%, compared to growth of 8.4% in 2008. The increased rate of growth of net primary income was due mainly to increased OFW remittances, which was partially offset by a decline in property income.

In 2010, net primary income grew by 10.0% compared to 25.0% growth in 2009. The decreased rate of growth was primarily due to decreased growth in compensation of 8.8%, compared to growth of 24.8% in 2009. This was partially offset by a contraction in property expenses by 8.4%, compared to growth of 3.7% in 2009.

In 2011, net primary income contracted by 1.6%, compared to growth of 4.2% in 2010. The contraction was the result of a decrease in compensation combined with the 12.2% growth in property expense, which more than offset increases in property income in 2011.

In 2012, net primary income grew 4.8%, compared to a contraction of 1.6% in 2011, due to an increase in inflows, mainly a 6.9% increase in compensation, partially offset by 16.8% growth in property expense.

Preliminary data indicate that in the first nine months of 2013, net primary income grew by 6.7%, compared to growth of 5.5% in the first nine months of 2012. This increase was primarily due to a contraction of 18.1% in property expense during the first nine months of 2013.

Prices, Employment and Wages

Inflation

The Philippines reports inflation as the annual percentage change in the consumer price index (“CPI”), which measures the average price of a standard “basket” of goods and services used by a typical consumer. The NSO conducts a nationwide Family Income and Expenditure Survey every three years. Although the Government previously reported inflation figures based on both the 2000 CPI basket and the 2006 CPI basket, the 2006 CPI basket has been the official measure for inflation since January 2012.

The following table sets out the principal components of the 2006 CPI basket and their weights.

Principal Components of the 2006 CPI Basket

Category	2006 CPI Basket
Food and non-alcoholic beverages, total	39.0%
Rice	8.9%
Alcoholic beverages and tobacco, total	2.0%
Non-food, total	59.0%
Clothing and footwear	3.0%
Housing, water, electricity, gas and other fuels	22.5%
Furnishings, household equipment and routine maintenance of the house	3.2%
Health	3.0%
Transport	7.8%
Communication	2.3%
Recreation and culture	1.9%
Education	3.4%
Restaurants and miscellaneous goods and services	12.0%

The following table sets out the CPI (based on the 2006 CPI basket) and the manufacturing sector’s equivalent, the producer price index (“PPI”), as well as the annual percentage changes in each index.

Changes in Consumer and Producer Price Index

	2008	2009	2010	2011	2012	2013(1)
Consumer price index	111.4	116.1	120.5	126.1	130.1	135.0
Inflation rate	8.3%	4.2%	3.8%	4.6%	3.2%	2.8	%(2)
Producer price index for manufacturing(3)	175.2	172.9	164.3	165.9	164.9	151.3
Inflation rate	4.1%	(1.4)%	(4.9)%	0.9%	0.9%	(8.3)%

Source: National Statistics Office.

Notes:

(1)	As of or for the nine months ended September 30, 2013, unless otherwise indicated.

(2)	For the 10 months ended October 31, 2013.

(3)	Based on the 2000 CPI basket.

The average inflation rate for 2009 was 4.2%, lower than the average inflation rate of 8.3% in 2008. In 2009, inflation among food items was lower than it was in the prior year as a result of improvement in global and domestic supply conditions. Additionally, price gains among domestic petroleum products were more limited than those that occurred in 2008.

The average inflation rate for 2010 was 3.8%, lower than the average inflation rate of 4.2% in 2009. The primary inflationary pressures in 2010 were increases in the prices of housing, water, electricity, gas and other fuels and transport, mainly due to increases in the prices of petroleum-related products.

The average inflation rate for 2011 was 4.6%, higher than the average inflation rate of 3.8% in 2010. All major commodity groups, except health and communications, registered higher annual prices. Additionally, as a result of weather-related disturbances in September and October of 2011, prices of food items also increased.

The average inflation rate for 2012 was 3.2%, lower than the average inflation rate of 4.6% in 2011. The lower average rate of inflation in 2012 was mainly due to limited increases in the prices of food and non-alcoholic beverages and health as compared with 2011. Adequate domestic food supply was largely responsible for moderating increases in food prices.

The average inflation rate in the first 10 months of 2013 was 2.8%, which was lower than the 3.2% recorded in the same period in 2012. This decrease was mainly due to lower production of consumer goods, such as non-food items, particularly oil and energy.

The PPI for the manufacturing sector was 151.3 as of September 30, 2013, compared to 164.9 at the end of 2012, driven by deceleration of producer prices in the majority of economic sectors, including food, furniture and fixtures, and metals and machineries.

Employment and Wages

The following table presents selected employment information for various sectors of the economy.

	Selected Employment Information
	2008	2009	2010	2011	2012(1)	2013(1)(2)
	(all figures in percentages except as indicated)
Labor force (in thousands)(3)(4)	36,805	37,891	38,893	39,691	40,643	41,178
Unemployment rate	7.4	7.5	7.3	7.1	7.0	7.3
Employment share by sector:
Agriculture, hunting, forestry and fishing sector	35.3	34.3	33.2	33.0	33.6	31.3
Industry sector
Mining and quarrying	0.5	0.5	0.6	0.6	0.7	0.7
Manufacturing	8.6	8.3	8.4	8.3	8.3	8.4
Construction	5.4	5.4	5.6	5.6	6.1	6.6
Electricity, gas and water supply	0.4	0.4	0.4	0.4	0.2	0.2

Total industry sector	14.8	14.5	15.0	14.9	15.5	16.1
Service sector
Transport, storage and communications	7.6	7.6	7.6	7.5	16.8	7.2
Trade and repair of motor vehicles, personal and household goods	18.9	19.2	19.5	19.9	18.6	18.2
Finance and housing(5)	3.9	4.1	4.3	4.6	6.7	6.8
Other services	19.5	20.2	20.5	20.2	19.5	20.4

Total service sector	49.9	51.1	51.8	52.1	51.6	52.6

Total employed	100.0	100.0	100.0	100.0	100.0	100.0

Sources: Bureau of Labor and Employment Statistics—Current Labor Statistics; National Statistics Office—Labor Force Survey.

Notes:

(1)	Employment figures by sector in 2012 and 2013 are not directly comparable to those of prior years since the NSO adopted the 2009 Philippine Standard Industry Classification beginning in the January 2012 round of the Labor Force Survey, which differs from previous surveys that used the 1994 standard.

(2)	Figures represent the result of the July 2013 round of the Labor Force Survey.

(3)	Does not include OFWs.

(4)	Figures generated using population projections based on the 2000 Census of Population and Housing.

(5)	Sum of financial intermediation, real estate, renting and business activities and public administration and defense, compulsory social security subsectors.

As of July 2013, the labor force in the Republic, not including OFWs, totaled 41.2 million people. Workers in the Republic are employed primarily in the service sector, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods, comprising 53.4% of the total employed as of July 2013. As of the same date, Filipino workers in the agriculture, hunting, forestry and fishing sector comprised 30.9% of the total employed while the industry sector comprised 15.6% of the total employed. Most Filipinos employed in the industry sector worked in the manufacturing subsector, constituting approximately 52.6% of the total labor force.

Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage adjustments, which vary based on region and industry. Under Philippine law, minimum wage adjustments may only be increased once in any 12-month period. The minimum wages for workers in Metro

Manila and the surrounding areas are the highest in the country. Currently, the minimum wage for non-agricultural workers in the Republic’s National Capital Region, which includes Metro Manila, is (Peso)466 per day, while for agricultural workers, the minimum wage is (Peso)429 per day. In other regions of the Republic, the minimum wage for non-agricultural workers ranges from (Peso)205 to (Peso)350 per day, while for agricultural workers the minimum wage ranges from (Peso)215 to (Peso)325 per day.

The Government defines unemployment to include all persons at least 15 years old without work who are seeking work and are also immediately available for work (excluding, for example, students seeking work who would not be able to immediately take on new employment).

The average rate of unemployment in 2009 was 7.5%, an increase from the 7.4% average unemployment rate in 2008. The service sector continued to employ the highest number of persons in 2009, accounting for 51.1% of the total workforce of approximately 37.9 million (excluding OFWs), followed by the 34.3% employed in the agriculture, hunting, forestry and fishing sector and 14.5% in the industrial sector. In the National Capital Region, the unemployment rate increased to 12.9% in 2009 from 12.2% in 2008, significantly higher than the national average.

In 2010, the labor force in the Republic, excluding OFWs, totaled approximately 38.9 million people. Workers in the service sector comprised 51.8% of the total workforce in the Republic, followed by the agriculture, hunting, forestry and fishing sector, which comprised 33.2% of the total workforce, and the industry sector, which comprised 15.0%. The average rate of unemployment in the Republic in 2010 was 7.3%, a decline from the 7.5% rate recorded in 2009.

In 2011, the labor force in the Republic, excluding OFWs, totaled approximately 39.7 million people. The average rate of unemployment in 2011 was 7.1%, a decrease from the 7.3% rate recorded in 2010. Workers in the Republic remained employed primarily in the service industries, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Workers in the service sector comprised 52.1% of the total employed in the Republic, followed by the agriculture, hunting, forestry and fishing sector, which comprised 33.0% of the total employed, and the industry sector, which comprised 14.9% of the total employed.

In 2012, the average unemployment rate decreased to 7.0%, compared to 7.1% in 2011. The total labor force in the Republic, excluding OFWs, in 2012 was estimated at 40.6 million people. As in previous years, the largest portion of the labor force was employed in the service sector, representing 51.6% of the total employed in the Republic. The largest subsectors in terms of employment included other services, which employed 19.5% of the labor force, and trade and repair of motor vehicles, personal and household goods, which employed 18.6% of the labor force. The agriculture, hunting, forestry and fishing sector and industry sector comprised 33.6% and 15.5%, respectively, of the total employed.

The total labor force in the Republic, excluding OFWs, was estimated at 41.2 million as of July 2013. The unemployment rate as of July 2013 had increased to 7.3%, compared to 7.0% as of the end of 2012. The largest portion of the labor force as of July 2013 remained employed in the service sector, which represented 53.4% of the total employed in the Republic. The largest subsectors in terms of employment included wholesale and retail trade or trade and repair of motor vehicles and motorcycles, which employed 35.2% of the labor force. The agriculture, hunting, forestry and fishing sector and industry sector comprised 30.9% and 15.6%, respectively, of the total employed.

As of July 2013, the proportion of those persons who were already working but still wanted additional work decreased slightly to 19.2% from 22.8% in July 2012, or approximately 7.3 million employed persons (approximately 8.57 million employed persons in July 2012).

The following table presents employment information in the Republic by gender and age group:

	Percentage Distribution of Household Population 15 Years Old and over by Employment Status, by Gender and Age Group
	July 2013		July 2012
Gender and Age Group	Employed	Unemployed	Employed	Unemployed
Both sexes
15 – 24	19.0%	48.9%	18.9%	51.1%
25 – 34	26.5%	29.4%	26.5%	28.2%
35 – 44	22.9%	11.7%	23.0%	10.1%
45 – 54	17.9%	6.0%	17.8%	6.3%
55 – 64	9.6%	3.5%	9.7%	3.6%
65 and over	4.1%	0.5%	4.1%	0.7%

Total for all ages	100.0%	100.0%	100.0%	100.0%
Male
15 – 24	12.0%	28.4%	11.9%	29.3%
25 – 34	16.8%	17.5%	16.6%	18.4%
35 – 44	13.9%	7.7%	13.8%	6.8%
45 – 54	10.4%	4.7%	10.3%	4.6%
55 – 64	5.5%	2.8%	5.5%	2.6%
65 and over	2.3%	0.4%	2.3%	0.4%

Total for all ages	60.9%	61.4%	60.4%	62.1%
Female
15 – 24	7.0%	20.5%	7.0%	21.9%
25 – 34	9.7%	11.9%	9.9%	9.7%
35 – 44	9.0%	4.0%	9.2%	3.2%
45 – 54	7.5%	1.3%	7.5%	1.7%
55 – 64	4.1%	0.7%	4.2%	1.1%
65 and over	1.7%	0.2%	1.8%	0.3%

Total for all ages	39.1%	38.7%	39.6%	37.9%

Source: National Statistics Office

As of July 2013, 48.9% of the total unemployed population consisted of young people aged 15 to 24 years old, lower than the 51.1% recorded as of July 2012. In terms of gender, the female population represented 39.1% and 38.7% of the employed and unemployed workforce, respectively, as of July 2013, whereas the male population represented 60.4% and 62.1% of the employed and unemployed workforce, respectively, as of July 2013.

The NSCB publishes statistics on poverty in the Republic measured in terms of a Government-determined per capita poverty threshold, which is the minimum income required for a family or individual to meet basic food and non-food requirements and a per capita subsistence threshold, which is the minimum income required for a family or individual to meet basic food requirements. According to the NSCB, the proportion of families with per capita income below the per capita poverty threshold decreased from 21.0% in 2006 to 20.5% in 2009 to 19.7% in 2012. The proportion of families with per capita income below the per capita subsistence threshold decreased from 8.8% in 2006 to 7.9% in 2009 to 7.5% in 2012. Among the factors contributing to income levels of families and individuals in the Republic falling below the poverty or subsistence thresholds during this period were rice price increases in 2008, the damage caused by Typhoons “Ketsana” and “Parma” in 2009, “Washi” in 2011 and “Bopha” in 2012 and the job losses and reduced wages caused by the global financial crisis in 2008 and 2009.

Overseas Employment

Global demand for Filipino workers continues to be strong. For the first seven months of 2013, approved job orders reached 495,304 jobs, of which 37.0% consisted of processed job orders for service, production, and professional, technical and related workers. The majority of processed job orders were intended for labor markets in Saudi Arabia, United Arab Emirates, Qatar, Kuwait and Taiwan.

Social Security System and Government Service Insurance System

The Republic does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against decreases in income due to disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. It also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

Savings

The following table sets out gross national savings, total investment and the savings-investment gap as a percentage of GDP, as of December 31, 2010, 2011 and 2012.

	National Savings and Investments
Item	2010	2011	2012
Gross national savings	39.5%	36.9%	35.1%
Gross domestic savings	20.5%	20.5%	18.5%
Foreign savings	18.9%	16.4%	16.6%
Investment	20.5%	20.5%	18.5%
Savings-investment gap	18.9%	16.4%	16.6%

Sources: National Statistical Coordination Board.

Balance of Payments

Overview

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial account. The current account tracks a country’s trade-in-goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposal of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

Revisions

In the case of import data, revisions to data for 2009 were made in accordance with the recommendations of the Inter-agency Committee on Trade Statistics (which consists of representatives from Bangko Sentral, the NSO, NEDA, the Bureau of Customs, the Department of Trade and Industry, the Philippine Economic Zone Authority, and the NSCB), and included valuation adjustments of imports under consignment arrangements, particularly for electronics and garments, and other imports not covered in the foreign trade statistics of the NSO, such as remittances in kind. These adjustments resulted in a wider trade deficit that consequently reduced the current account balance. In the case of remittances, OFW remittance statistics for 2003 were revised to categorize OFWs into residents and non-residents in accordance with the one-year residency rule recommended in the IMF’s BPM5. Under the BPM5 methodology, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account. Moreover, the new estimation methodology takes into account cash remittances made by OFWs through informal channels, as well as remittances-in-kind. Calculation of these cash remittances and remittances-in-kind are based on data from the NSO’s Survey of Overseas Filipinos. Trade credits are based on surveys and external debt reports, rather than the previous method of deriving trade receivables and payables from data on goods shipments and payments. Other changes involve the use of new databases, such as administrative records of Government regulatory agencies, as well as records of international agencies.

The balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the NSO. However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the IMF’s BPM5. In March 2013, Bangko Sentral adopted the IMF’s BPM6 framework covering balance of payments statistics for 2011 onwards, pursuant to which the property income and expense accounts have been revised. To enable a comparison of the balance of payments transaction categories under both the BPM5 and BPM6 frameworks, Bangko Sentral has published balance of payments statistics through 2012 on both a BPM5 and BPM6 basis. Bangko Sentral plans full implementation of the BPM6 framework by 2014. The key changes from the BPM5 methodology to the BPM6 methodology include (i) changes in the classification of certain financial instruments such as monetary gold, employee stock options and insurance, pension and standardized guarantee schemes, (ii) changes in the classification of institutional sectors such as monetary authorities, banks, non-financial corporations and non-profit institutions, (iii) changes in certain components that comprise the current account such as goods, services, income and current transfers, (iv) changes in certain components that comprise the capital account and (v) changes in certain components that comprise the financial account.

Under BPM6, goods that are imported into the Philippines on a consignment basis for purposes of repair or improvement within the Philippines and then exported back to their country of origin such that no change in ownership occurs are recognized under the services account rather than the goods account. There have also been certain corresponding reclassifications of items from the services account to the goods account. The financial account under BPM6 is now stated on an asset and liability basis. Under BPM5, inflows and outflows to and from the financial account were recognized based on the residency of investors – non-residents investing within the Philippines or Philippine residents investing abroad. Under BPM6, Bangko Sentral reports the net acquisition of assets and net incurrence of liabilities.

In September 2009, along with the balance of payments data for the first half of 2009, Bangko Sentral released revisions to the balance of payments data for 2008. The revisions mainly consist of: (i) revision of the goods import and export figures to reflect adjustments made by the NSO; (ii) revision of investment income under the income account; and (iii) revision of portfolio investment and other investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $48.3 billion in 2008 from the $48.2 billion originally reported. Goods imports increased to $61.1 billion from the $60.8 billion originally reported. The deficit in investment income grew to $4.0 billion from the $3.9 billion deficit originally reported. The asset deficit under the portfolio investments decreased to a deficit of $789 million from a deficit of $1.0 billion originally reported; while the asset deficit under the other investment account increased from a deficit of $3.8 billion to $4.3 billion.

In September 2010, along with the balance of payments data for the first half of 2010, Bangko Sentral released revisions to the balance of payments data for 2009. The revisions consisted mainly of: (i) revision of goods import and export figures to reflect adjustments made by the NSO; (ii) revision of disbursements under the income account; (iii) revision of receipts and payments under the current transfers account; and (iv) revision of portfolio investment and other investment assets and liabilities to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $37.6 billion in 2009 from the $37.5 billion originally reported, while goods imports increased to $46.5 billion from the $46.3 billion originally reported. Disbursements under the income account increased to $5.9 billion from the $5.8 billion originally reported. Receipts under the current transfers account increased to $16.7 billion from the $16.6 billion originally reported, while disbursements under the current transfers account decreased to $623 million from the $677 billion originally reported. Assets under the portfolio investments account increased to $1.8 billion from the $0.9 billion originally reported, while liabilities under the portfolio investments account decreased to $2.1 billion from the $2.3 billion originally reported. Assets under the other investments account decreased to $2.0 billion from the $3.1 billion originally reported, while liabilities under the other investments account decreased to a deficit of $925 million from the deficit of $2.1 billion originally reported.

In March 2011, along with the balance of payments data for 2010, Bangko Sentral released revisions to the balance of payments data for 2009. These revisions consisted mainly of: (i) revisions of goods import figures to reflect adjustments made by Bangko Sentral’s International Operations Department; (ii) revisions of services export, import and net figures to reflect updates from the Civil Aeronautics Board, the Department of Tourism, the Insurance Commission and Bangko Sentral’s Department of Economic Statistics; (iii) revisions of payments under the income account to reflect final data from the International Operations Department and the Department of Economic Statistics; (iv) revisions of current transfers export, import and net figures to reflect data updates on grants to the Republic by the Organization for Economic Cooperation and Development (the “OECD”) and updates from the Insurance Commission; (v) revisions of direct investments (liabilities) to reflect revised data from the International Operations Department, the Department of Economic Statistics, Bangko Sentral’s Central Point of Contact Department and Integrated Supervision Department and the Philippine Stock Exchange; (vi) revisions of portfolio investments assets, liabilities and net figures to reflect final data from the Department of Economic Statistics and International Operations Department; and (vii) revisions of other investments assets, liabilities and net figures to reflect updates from the Bank for International Settlements and final data from the International Operations Department. As a result of the revisions, goods import decreased from $46.5 billion to $46.4 billion, services exports, imports and net increased from $10.2 billion, $8.7 billion and $1.5 billion, respectively, to $11.0 billion, $8.9 billion and $2.1 billion, respectively, payments under the income account increased from $5.7 billion to $5.9 billion, current transfers export, import and net increased from $16.7 billion, $623 million and $16.1 billion, respectively, to $16.9 billion, $631 million and $16.3 billion, respectively, direct investments (liabilities) increased from $1.9 billion to $2.0 billion, portfolio investments assets increased from $1.9 billion to $2.7 billion and portfolio liabilities and net decreased from $2.2 billion and $290 million, respectively, to $2.1 billion and $(625) billion, respectively, and other investments assets decreased from $2.2 billion to $2.0 billion and other investments liabilities and net increased from $(925) million and $(3.1) billion, respectively, to $(775) million and $(2.7) billion, respectively.

In September 2011, along with the balance of payments data for the first half of 2011, Bangko Sentral released revisions to the balance of payments data for 2010. These revisions consisted mainly of: (i) revisions of the current account, including total as a percentage of GNI and GDP to reflect revisions in the trade in goods, services, income and current transfers accounts; (ii) revisions of goods export and import figures to reflect updates from the NSO; (iii) revisions of services export, import and net figures to reflect updates from the

Department of Tourism, updated estimates concerning the BPO sector, updates concerning trade statistics from the NSO and updates on expenditures of resident OFWs; (iv) revisions of income receipt, payment and net to reflect revised treatment of hybrid tier 1 capital of banks and certain post-audit adjustments to investment income; (v) revisions of current transfers export, import and net figures to reflect data updates from the Department of Economic Statistics; (vi) revisions of portfolio investments assets, liabilities and net figures to reflect certain changes in data sources from Bangko Sentral to the Philippine Stock Exchange; and (vii) revisions of other investments assets, liabilities and net figures to reflect certain post-audit adjustments. As a result of the revisions, the current account increased from $8.5 billion to $8.9 billion, goods export increased from $50.7 billion to $50.8 billion and goods import and net decreased from $61.1 billion and $(10.4) billion, respectively, to $61.7 billion and $(11.0) billion, respectively, services export, import and net increased from $13.2 billion, $11.3 billion and $1.9 billion, respectively, to $14.4 billion, $11.4 billion and $2.9 billion, respectively, income payments decreased from $5.8 billion to $5.7 billion, current transfers receipts, payments and net experienced slight revisions, portfolio investments assets, liabilities and net increased from $3.4 billion, $7.5 billion and $4.0 billion, respectively, to $3.5 billion, $7.6 billion and $4.1 billion, respectively, and other investments assets and liabilities increased from $2.3 billion and $5.0 billion, respectively, to $3.0 billion and $5.1 billion, respectively.

In March 2012, along with the balance of payments data for 2011, Bangko Sentral released further revisions to the balance of payments data for 2010. These revisions consisted mainly of: (i) revisions of the current account, including total as a percentage of GNI and GDP to reflect revisions in the trade in services, income and current transfers accounts; (ii) revisions of services export, import and net figures to reflect certain post-audit adjustments and updated estimates from the BPO; (iii) revisions of payments under the income account to reflect additional data from financial statements of corporations, final data from the International Operations Department and reconciliation of data from the Philippine Stock Exchange; (iv) revisions of current transfers import figures to reflect data updates on grants to the Republic by the OECD and revised estimates of OFW remittances; (v) revisions of direct investments assets, liabilities and net to reflect additional data from financial statements of corporations and updates from the International Operations Department; (vi) revisions of portfolio investments assets, liabilities and net figures to reflect updated data from the Coordinated Portfolio Investment Survey and the International Operations Department; and (vii) revisions of other investments assets, liabilities and net figures to reflect updates from the Bank for International Settlements, certain post-audit adjustments in currency and deposits and final data from International Operations Department. As a result of the revisions, services exports, imports and net decreased from $14.4 billion, $11.4 billion and $3.0 billion, respectively, to $14.1 billion, $11.3 billion and $2.7 billion, respectively, payments under the income account decreased from $5.7 billion to $5.6 billion, current transfers export increased from $17.4 billion to $17.5 billion, direct investments assets increased from $487 million to $616 million and liabilities and net decreased from $1.7 billion and $1.2 billion, respectively, to $1.3 billion and $683 million, respectively, portfolio investments assets and liabilities decreased from $3.5 billion and $7.6 billion, respectively, to $2.9 billion and $7.2 billion, respectively, and portfolio investments net increased from $4.1 billion to $4.4 billion and other investments assets decreased from $3.0 billion to $2.8 billion and other investments liabilities and net increased from $5.1 billion and $2.1 billion, respectively, to $5.2 billion and $2.4 billion, respectively.

In March 2013, along with the balance of payments data for 2012, Bangko Sentral released revisions to the balance of payments data for 2011. These revisions consisted mainly of: (i) revisions of the current account to reflect revisions in the trade in goods, services, income and current transfers accounts; (ii) revisions of goods export, import and net figures to reflect certain post-audit adjustments; (iii) revisions of services export, import and net figures to reflect certain post-audit adjustments and updated estimates from the BPO; (iv) revisions of payments, receipts and net under the income account to reflect certain post-audit adjustments and updates from the International Operations Department; (v) revisions of current transfers import, export and net figures to reflect data updates on grants to the Republic by the OECD and certain post-audit adjustments; (vi) revisions of capital account receipts, payments and net figures to reflect updated estimates from the OECD’s report and certain post-audit adjustments; (vii) revisions of direct investments assets, liabilities and net to reflect additional data from financial statements of corporations, updates from the Coordinated Direct Investments Survey, updates from the International Operations Department and certain other post-audit adjustments; (viii) revisions of portfolio investments assets, liabilities and net figures to reflect updates from the Coordinated Portfolio Investments Survey and changes in methodology for compiling equity securities of local banks; (ix) revisions of other investments assets, liabilities and net figures to reflect updates from the Bank for International Settlements, certain post-audit adjustments and final data from International Operations Department; and (x) revisions of the overall balance of payments position to reflect updated data based on revised accounting policies and methodology in the computation of foreign exchange gains and losses. As a result of the revisions, the current account increased from $7.0 billion to $7.1 billion, goods export and import increased from $4.7 billion and $63.0 billion, respectively, to $4.8 billion and $63.2 billion, respectively, and goods net decreased from $(15.5) billion to $(15.7) billion, services exports, imports and net increased from $15.4 billion, $11.9 billion and $3.6 billion, respectively, to $16.5 billion, $12.4 billion and $4.2 billion, respectively, receipts and payments under the income account increased from $7.0 billion and $5.7 billion, respectively, to $7.2 billion and $7.0 billion, respectively, and the income account net decreased from $1.3 billion to $237 million, current transfers imports decreased from $861 million to $472 million and current transfers export and net increased from $18.5 billion and $17.6 billion, respectively, to $18.9 billion and $18.4 billion, respectively, capital account payments increased from $99 million to $118 million and capital account receipts and net decreased from $270 million and $171 million, respectively, to $265 million and $147 million, respectively, direct investments assets, liabilities and net increased from $9 million, $1.3 billion and $1.3 billion, respectively, to $339 million, $1.9 billion and $1.5 billion, respectively, portfolio investments assets increased from $(395) million to $(277) million and portfolio investments liabilities and net decreased from $5.1 billion and $5.5 billion, respectively, to $4.1 billion and $4.4 billion, respectively, other investments assets decreased from $3.3 billion to $1.7 billion and other investments liabilities and net increased from $530 million and $(2.7) billion, respectively, to $653 million and $(1.1) billion, respectively, net unclassified items increased from $(2.0) billion to $(1.9) billion and the overall balance of payments position increased from $10.2 billion to $11.4 billion.

The following table sets out balance of payments of the Republic for 2008 to 2012, and preliminary data for the first six months of 2013. On September 23, 2010, Bangko Sentral revised the balance of payments statistics from 2009 onwards to reflect the revised treatment of SDR allocation. Prior to the adoption of the revised treatment, the allocation of SDRs was considered a non-transaction item, and therefore was not recorded in the balance of payments. With the implementation of the revised treatment, the SDR allocation is now treated as a transaction, particularly as a long-term liability of the monetary authority. As a result, the data included in this table may be different from previously reported data. For convenience, this table presents balance of payments statistics for 2011 and 2012 pursuant to both the BPM5 and BPM6 frameworks, while the statistics for the first six months of 2013 are only presented on a BPM6 basis.

	Balance of Payments
	2008(1)	2009(1)	2010(1)(2)	2011(1)(2)	2011(3)	2012(1)(2)(4)	2012(3)(4)	2013(3)(5)
	($ in millions)
Current account(6)	3,627	9,358	8,922	7,125	6,970	7,177	7,126	5,623

Goods and services	(11,725)	(6,728)	(8,231)	(11,492)	(11,690)	(11,124)	(11,300)	(3,284)
Total exports	57,970	48,624	64,843	64,104	56,134	69,721	64,884	33,328
Total imports	69,695	55,352	73,074	75,596	67,824	80,845	76,184	36,612
Goods	(12,885)	(8,842)	(10,966)	(15,652)	(16,973)	(14,818)	(15,205)	(5,178)
Exports	48,253	37,610	50,748	47,571	38,276	51,630	46,284	23,990
Imports	61,138	46,452	61,714	63,223	55,249	66,448	61,489	29,168
Services	1,160	2,114	2,735	4,160	5,283	3,694	3,905	1,895
Exports	9,717	11,014	14,095	16,533	17,858	18,091	18,600	9,338
Imports	8,557	8,900	11,360	12,373	12,575	14,397	14,695	7,444
Income	105	(193)	505	237	280	(871)	(746)	(624)
Receipts	5,973	5,712	6,093	7,188	7,203	7,732	7,774	3,885
Payments	5,868	5,905	5,588	6,951	6,923	8,603	8,520	4,509
Current transfers	15,247	16,279	16,648	18,380	18,380	19,172	19,172	9,531
Receipts	15,780	16,910	17,478	18,852	18,852	19,718	19,718	9,831
Payments	533	631	830	472	472	546	546	300
Capital and financial account	(1,649)	(1,627)	7,388	5,993	5,740	5,701	6,267	850

Capital account	53	104	98	147	130	181	136	46
Receipts	114	166	170	265	169	258	152	56
Payments	61	62	72	118	39	77	16	10
Financial account	(1,702)	(1,731)	7,290	5,846	5,610	5,520	6,131	804
Direct investment	1,285	1,604	682	1,513	1,277	341	952	1,417
Assets, residents’ investments abroad	259	359	616	339	539	1,692	1,845	771
Liabilities, non-residents’ investments in the Philippines	1,544	1,963	1,298	1,852	1,816	2,033	2,797	2,188
Portfolio investment	(3,627)	(625)	4,365	4,390	4,390	3,523	3,523	2,091
Assets, residents’ investments abroad	(789)	2,715	2,872	(277)	(277)	1,204	1,204	(681)
Liabilities, non-residents’ investments in the Philippines	(4,416)	2,090	7,237	4,113	4,113	4,727	4,727	1,410
Financial derivatives	(113)	32	(191)	1,002	1,002	13	13	(23)
Assets, residents’ investments abroad	(541)	(403)	(429)	(1,541)	(1,541)	(276)	(276)	(125)
Liabilities, non-residents’ investments in the Philippines	(654)	(371)	(620)	(539)	(539)	(263)	(263)	(147)
Other investment	753	(2,742)	2,434	(1,059)	(1,059)	1,643	1,643	(2,681)
Assets, residents’ investments abroad	(4,305)	1,967	2,773	1,712	1,712	1,361	1,361	1,278
Liabilities, non-residents’ investments in the Philippines	(3,552)	(775)	5,207	653	653	3,004	3,004	(1,404)
Net unclassified items(7)	(1,889)	(1,310)	(2,002)	(1,718)	(1,310)	(3,642)	(4,157)	(3,897)

Overall balance of payments position(8)	89	6,421	14,308	11,400	11,400	9,236	9,236	2,577

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Revised to reflect: (a) late reports; (b) post-audit adjustments; and (c) final data from companies.

(3)	Figures reported pursuant to BPM6.

(4)	Preliminary data.

(5)	Preliminary data for the first six months of 2013.

(6)	Derived by deducting debit entries from credit entries excluding reserves.

(7)	Offsetting account to the overstatement or understatement in either receipts or payments of the recorded balance of payments components relative to the overall balance of payments position.

(8)	The overall balance of payments position is determined by deducting change in reserve liabilities from change in reserve assets.

Overall Balance of Payments Performance

In 2009, the overall balance of payments position of the Republic on a BPM5 basis recorded a surplus of $6.4 billion, which was considerably higher than the $89 million overall surplus recorded in 2008. This higher balance of payments surplus was mainly attributable to the higher surplus in the current account of $9.4 billion for 2009, which was substantially higher than the $3.6 billion surplus recorded in 2008 due primarily to a 42.6% decrease in the trade-in-goods deficit. The capital and financial account recorded a deficit of $1.6 billion in 2009, in line with the deficit of $1.6 billion recorded in 2008.

In 2010, the overall balance of payments position of the Republic on a BPM5 basis recorded a surplus of $14.3 billion, substantially higher than the $6.4 billion surplus recorded in 2009. The higher surplus was primarily the result of the reversal in the capital and financial account from a net outflow to a net inflow, despite a lower surplus in the current account. The capital and financial account recorded net inflows of $7.4 billion in 2010, compared to a $1.6 billion net outflow in 2009. The current account recorded a surplus of $8.9 billion in 2010, compared to a $9.4 billion surplus in 2009. These surpluses were partially offset by an outflow of $2.0 billion in net unclassified items in 2010, compared to a net outflow of $1.3 billion in 2009.

In 2011, the overall balance of payments position of the Republic on a BPM5 basis recorded a surplus of $11.4 billion, which was 20.3% lower than the $14.3 billion surplus recorded in 2010, reflecting the weaker performance of both the current and capital and financial accounts. The capital and financial account recorded a net inflow of $6.0 billion in 2011, representing a decrease of 18.9% from the $7.4 billion surplus recorded in 2010. The current account recorded a $7.1 billion surplus in 2011, a 20.1% reduction from the $8.9 billion surplus in 2010 due to resilient remittances, strong revenues from BPO services and higher income receipts, which partially offset a higher trade-in-goods deficit.

In 2012, the overall balance of payments position of the Republic on a BPM6 basis recorded a surplus of $9.2 billion which was 19.0% lower than the surplus of $11.4 billion in 2011, primarily as a result of a higher deficit in the net unclassified items account. The net unclassified items account recorded a deficit of $4.2 billion in 2012, which was significantly higher than the $1.3 billion deficit recorded in 2011. The higher deficit in the net unclassified items account in 2012 was partially offset by a the higher surplus in the capital and financial account of $6.3 billion, which was 9.2% higher than the $5.7 billion surplus recorded in 2011. The current account also recorded a higher surplus of $7.1 billion in 2012, which was 2.2% higher than the $7.0 billion surplus recorded in 2011.

In the first six months of 2013, preliminary data indicate that the overall balance of payments position of the Republic on a BPM6 basis recorded a surplus of $2.6 billion, which was 95.8% higher than the surplus of $1.3 billion in the corresponding period of 2012, primarily as a result of an increased surplus in the current account as well as a substantially lower deficit in the net unclassified items account. The current account recorded a surplus of $5.6 billion in the first six months of 2013, which was substantially higher than the surplus of $2.7 billion recorded in the corresponding period of 2012. The net unclassified items account recorded a deficit of $3.9 billion in the first six months of 2013, which was 29.2% lower than the $5.5 billion deficit recorded in the corresponding period of 2012. These factors were partially offset by a substantially lower surplus in the capital and financial account of $850 million compared to $4.2 billion in the corresponding period of 2012.

Current Account

In 2009, the current account on a BPM5 basis recorded a surplus of $9.4 billion, a significant increase from the $3.6 billion surplus recorded in 2008. The higher surplus was mainly the result of higher net receipts from current transfers, which increased 6.8% to $16.3 billion in 2009 from $15.2 billion in 2008 as a result of higher OFW remittances, a lower trade-in-goods deficit, which decreased 31.4% to $8.8 billion in 2009 from $12.9 billion in 2008, and a higher trade-in-services surplus, which substantially increased to $2.1 billion in 2009 from $1.2 billion in 2008. These developments were partially offset by the $193 million deficit recorded in the income account in 2009, a decrease from the surplus of $105 million recorded in 2008.

In 2010, the current account on a BPM5 basis recorded a surplus of $8.9 billion, 4.7% lower than the $9.4 billion surplus recorded in 2009. The lower surplus was primarily the result of a higher trade-in-goods deficit, which was partially offset by a higher trade-in-services surplus and a reversal in the income account from net payments to net receipts. In 2010, the trade-in-goods deficit increased by 24.0% to $11.0 billion from a deficit of $8.8 billion recorded in 2009. The trade-in-services surplus grew by 29.4% to $2.7 billion in 2010 from a surplus of $2.1 billion recorded in 2009. Net receipts from current transfers increased by 2.3% to $16.6 billion in 2010 from the $16.3 billion recorded in 2009. In 2010, the net income account recorded a surplus of $505 million, a reversal of the $193 million deficit recorded in 2009.

In 2011, the current account on a BPM5 basis recorded a surplus of $7.1 billion, 20.1% lower than the $8.9 billion surplus recorded in 2010. The lower surplus was primarily the result of a higher trade-in-goods deficit, which was partially offset by higher positive balances in the services and current transfers accounts. In 2011, the trade-in-goods deficit increased to $15.7 billion, 42.7% higher than the $11.0 billion deficit recorded in 2010. The trade-in-services surplus increased by 52.1% to $4.2 billion in 2011, from a surplus of $2.7 billion recorded in 2010. Net receipts from current transfers increased by 10.4% to $18.4 billion in 2011, from the $16.6 billion recorded in 2010. The net income account recorded a surplus of $237 million in 2011, 53.1% lower than the $505 million surplus recorded in 2010.

In 2012, the current account on a BPM6 basis recorded a $7.1 billion surplus, a 2.2% increase from the $7.0 billion surplus recorded in 2011. The surplus in the current account was sustained by the increase of 4.6% in current transfers from $18.4 billion in 2011 to $19.2 billion in 2012, which largely offset the reversal of the $280 million surplus in the income account in 2011 to a deficit of $746 million in 2012. The goods and services account also recorded a lower deficit of $11.3 billion in 2012, a 3.3% decrease from the $11.7 billion deficit recorded in 2011.

Preliminary data indicate that in the first six months of 2013 the current account on a BPM6 basis recorded a surplus of $5.6 billion, which was higher than the surplus of $2.7 billion recorded in the corresponding period in 2012. The increased surplus in the current account was mainly due to higher surpluses in the secondary income and services accounts, a reduction in the trade-in goods deficit and a 5.6% growth in remittances of OFWs, which increased to $10.7 billion in the first six months of 2013.

Goods Trade

Trading in goods significantly affects the Philippine economy. From 2008 to 2012, exports and imports of goods on a BPM5 basis averaged 23.8% and 27.5% of the country’s GDP, respectively. A significant proportion of exports depends on imported raw materials or other inputs, rendering the country’s exports vulnerable to any import decline resulting from a peso depreciation. See “—Monetary System—Foreign Exchange System.”

In 2009, the trade-in-goods deficit on a BPM5 basis decreased to $8.9 billion, a 31.4% decrease from the $12.9 billion deficit recorded in 2008. The lower deficit was due mainly to the decrease in imports exceeding the decrease in exports in 2009 as a result of the global trade. Exports of goods decreased by 22.1% in 2009 compared to 2008 levels, as all major export commodities, except sugar and related products, declined. Imports of goods decreased by 24.0% in 2009 compared to 2008 levels, as all major import commodities contracted as a result of lower global prices for most commodities. The negative trade performance in 2009 resulted from the decline of world trade following the global economic and financial crisis.

In 2010, the trade-in-goods deficit on a BPM5 basis increased to $11.0 billion, a 24.0% increase from the $8.8 billion deficit recorded in 2009. The increased deficit resulted mainly from a 32.9% increase in imports compared to 2009 levels, which was partially offset by a 34.9% increase in exports, with imports of all major commodity groups increasing in 2010.

In 2011, the trade-in-goods deficit on a BPM5 basis increased to $15.7 billion, a 42.7% increase from the $11.0 billion deficit recorded in 2010. The increased deficit was due largely to a contraction in the level of exports combined with continued expansion in the country’s purchases of foreign goods. Exports of goods decreased by 6.3% in 2011, compared to 2010 levels, while imports of goods increased by 2.4% in 2011 as compared to 2010 levels. The country’s merchandise exports in 2011 declined largely due to the general slowdown of the global economy and the supply chain disruptions caused by the earthquake in Japan and flooding in Thailand.

In 2012, the trade-in-goods deficit on a BPM6 basis was $15.2 billion, 10.4% lower than the trade-in-goods deficit of $17.0 billion in 2011. The lower deficit was largely due to growth in exports, which increased by 20.9% to $46.3 billion in 2012 from $38.3 billion in 2011. Higher export growth was mainly due to increased overseas sales of manufactured goods, particularly electronic products, wood manufactures, machinery and transport equipment and processed food and beverages.

In the first half of 2013, the trade-in-goods deficit on a BPM6 basis declined by 30.8% to $5.2 billion from $7.5 billion in the comparable period in 2012. The lower deficit was largely due to sustained growth in exports of goods, which increased by 4.2% compared to the prior period, combined with a 4.4% decrease in imports of goods as compared to the prior period.

Exports of Goods

The following tables set out the Republic’s exports of goods by major commodity group and destination, as reported by the NSO and adjusted by Bangko Sentral.

	Exports by Major Commodity Groups
	Annual							Growth Rates	January-June		Growth Rates	Percentage of Total Exports
Commodities	2008(1)	2009(1)	2010(1)	2011(1)(2)	2011(2)(3)	2012(1)(2)	2012(2)(3)	2012(2)(3)	2012(2)(3)	2013(2)(3)	2013(3)(4)	2008(1)	2012(1)(2)
	($ in millions, except percentages)
Agricultural products
Coconut products	1,348	801	1,508	1,784	1,784	1,364	1,364	(23.5)%	705	775	9.8%	2.8%	2.6%
Sugar and sugar products	80	112	52	390	390	177	177	(54.6)	98	165	71.6	0.2	0.3
Fruits and vegetables	735	701	654	991	991	1,205	1,205	21.6	558	734	31.4	1.5	2.3
Other agro-based products	612	529	708	854	854	807	807	(5.5)	426	480	12.9	1.3	1.6

Total agricultural based products	2,775	2,143	2,922	4,019	4,019	3,553	3,553	(11.6)	1,787	2,154	20.5	5.8	6.9

Forest products	34	33	28	50	50	59	59	18	22	58	161.0	0.1	0.1
Mineral products	2,498	1,470	1,929	2,840	2,840	2,265	2,265	(20.2)	1,069	1,587	48.4	5.2	4.4
Petroleum products	1,240	293	371	648	648	465	465	(28.2)	209	425	103.4	2.6	0.9
Manufacturing
Electronic products	28,502	22,182	31,080	23,795	15,601	22,557	17,789	14.0	9,075	8,717	(3.9)	59.1	43.7
Other electronics	1,426	1,417	1,473	1,448	1,448	2,433	2,433	68.0	1,115	1,201	7.8	3.0	4.7
Garments	1,952	1,541	1,722	1,912	1,419	1,594	1,400	(1.3)	790	754	(4.5)	4.0	3.1
Textile yarns/fabrics	194	147	169	184	184	170	170	(7.6)	90	87	(3.4)	0.4	0.3
Footwear	31	22	9	13	13	16	16	23.1	6	10	56.6	0.1	0.0
Travel goods and handbags	95	66	71	40	40	60	60	50.0	31	65	106.1	0.2	0.1
Wood manufacturing	918	821	1,029	1,683	1,683	2,159	2,159	28.3	884	1,496	69.2	1.9	4.2
Furniture and fixtures	221	138	152	165	165	180	180	9.1	93	112	20.1	0.5	0.3
Chemicals	1,130	978	1,577	1,939	1,939	1,943	1,943	0.2	1,067	1,319	23.6	2.3	3.8
Non-metallic mineral manufacturing	211	156	162	177	177	145	145	(18.1)	78	98	25.7	0.4	0.3
Machinery and transport equipment	2,116	1,950	2,574	2,811	2,811	5,314	5,314	89.0	2,593	2,155	(16.9)	4.4	10.3
Processed food and beverages	943	987	1,098	1,191	1,191	1,447	1,447	21.5	665	1,117	67.7	2.0	2.8
Iron and steel	263	124	163	202	202	253	253	25.2	125	110	(11.6)	0.5	0.5
Baby carriages, toys, games and sporting goods	143	128	168	188	188	239	239	27.1	101	143	42.1	0.3	0.5
Basketwork, wickerwork, and other articles of plaiting materials	42	38	43	46	46	43	43	(6.5)	25	30	19.2	0.1	0.1
Miscellaneous	331	291	337	423	423	1,534	1,534	262.6	707	259	(63.5)	0.7	3.0
Others	2,480	2,618	3,584	3,622	3,072	4,979	4,641	51.1	2,384	2,046	(14.2)	5.1	9.6

Total Manufacturing	40,999	33,605	45,411	39,838	30,602	45,067	39,766	29.9	19,830	19,719	(0.6)	85.0	87.3
Special transactions	1,530	890	835	909	83	587	90	8.4	73	6	(91.7)	3.2	0.2

Total exports (per NSO)	49,077	38,436	51,496	48,305	38,242	51,995	46,198	20.8	22,993	23,949	4.2	101.7%	100.7%
Less adjustments (coverage and conceptual)	(824)	(826)	(748)	(734)	34	(365)	86	152.9	38	42	9.8	(1.7)	(0.7)

Total exports	48,253	37,610	50,748	47,571	38,276	51,630	46,284	20.9	23,031	23,990	4.2	100.0%	100.0%

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Preliminary data.

(3)	Figures reported pursuant to BPM6.

(4)	Preliminary data for the first six months of 2013.

	Export of Goods by Destination
							Percentage of Total Exports
Country	2008	2009	2010	2011	2012(1)	2013(2)	2008	2012(1)
	($ in millions, except percentages)
United States	8,207	6,789	7,559	7,102	7,417	4,746	16.7%	14.2%
European Union(3)	8,500	7,949	7,401	5,950	5,928	4,150	17.3	11.4
Japan	7,706	6,207	7,840	8,885	9,880	7,107	15.7	19.0
PRC.	5,469	2,934	5,724	6,237	6,169	4,152	11.1	11.8
Hong Kong	4,987	3,213	4,336	3,701	4,776	2,709	10.2	9.2
South Korea,	2,523	1,828	2,243	2,237	2,862	2,332	5.1	5.5
Singapore	2,607	2,477	7,319	4,279	4,867	2,578	5.3	9.3
Republic of China (Taiwan)	1,862	1,325	1,752	1,993	1,943	1,121	3.8	3.7
South East Asia(4)	4,477	3,358	4,217	4,405	4,925	3,225	9.1	9.5
Others	2,739	2,356	3,105	3,516	3,313	2,883	5.6	6.4

Total	49,077	38,436	51,496	48,305	52,100	35,003	100.0%	100.0%

Source: National Statistics Office.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first eight months of 2013.

(3)	Includes Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Latvia and the United Kingdom.

(4)	Includes Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

Exports of goods on a BPM5 basis, as reported by the NSO, decreased by 2.8% in 2008 and 21.7% in 2009, increased by 34.0% in 2010 and decreased by 6.7% in 2011. Exports of goods on a BPM6 basis, as reported by the NSO, increased by 20.8% in 2012. As a percentage of total exports, manufactured goods on a BPM5 basis, as reported by the NSO, decreased from 83.5% in 2008 to 82.5% in 2011. As a percentage of total exports, manufactured goods on a BPM6 basis, as reported by NSO, increased from 80.0% in 2011 to 86.1% in 2012. This increase was primarily a result of an increase in exports of machinery and transport equipment as a proportion of total exports from 7.3% in 2011 to 11.5% in 2012 and an increase in exports of other commodities as a proportion of total exports from 8.0% in 2011 to 10.0% in 2012. Exports of miscellaneous commodities, wood manufacturing and other electronics, each as a proportion of total exports, also increased from 1.1%, 4.4% and 3.8%, respectively, in 2011 to 3.3%, 4.7% and 5.3%, respectively, in 2012. These increases were partially offset by a decrease as a percentage of total exports in electronic products from 40.8% in 2011 to 38.4% in 2012.

The United States accounted for, on average, 15.6% of total exports from 2008 to 2012. Japan accounted for, on average, 16.8% of total exports over the same period. In 2008, exports to the United States and Japan accounted for 16.7% and 15.7% of total exports, respectively. In 2012, exports to Japan increased to 19.0% of total exports, while exports to the United States decreased to 14.2% of total exports. The Republic aims to diversify its export markets and increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement, which provides for reduced tariffs among ASEAN nations as well as plans for intra-regional investments, industrial linkages and banking and financial integration.

In 2009, according to NSO data, total exports of goods on a BPM5 basis decreased by 21.7% to $38.4 billion from the $49.1 billion recorded in 2008, as exports of all major export commodities declined except sugar and related products. The decrease was mainly attributable to an 18.0% decline in total exports of manufactured products to $33.6 billion in 2009 from the $41.0 billion recorded in 2008. Manufactured goods comprised 89.3% of total exports in 2009. Total electronics exports, which comprised the majority of manufactured products exports, were $23.6 billion in 2009, a decrease of 21.2% from the $29.9 billion recorded in 2008, due mainly to the weaker demand for electronic products as result of the global economic crisis. The declines in exports of petroleum products, mineral products, other agricultural products, coconut products and fruits and vegetables, due mainly to the global economic crisis, also contributed to the decrease of total exports of goods in 2009.

In 2010, according to NSO data, total exports of goods on a BPM5 basis increased 34.0% to $51.5 billion, from the $38.4 billion recorded in 2009. The increase was attributable mainly to increased revenues from the export of manufactured products. Exports of manufactured products increased by 35.1% to $45.4 billion in 2010, from the $33.6 billion recorded in 2009, primarily as a result of higher shipments of electronic products, which increased 40.1% from $22.2 billion in 2009 to $31.1 billion in 2010. Increases in exports of coconut products and mineral products, among others, also contributed to the increase in total export of goods in 2010.

In 2011, according to NSO data, total exports of goods on a BPM5 basis contracted by 6.2% to $48.3 billion, compared to the $51.5 billion recorded in 2010. This decrease was mainly attributable to decreased exports of manufactured goods. Exports of manufactured goods, which comprised 82.5% of total exports, contracted 12.3% to $39.8 billion in 2011, compared to growth of 35.1% in 2010, reflecting lower demand for electronic products. Total electronics exports decreased 23.4% from $31.1 billion in 2010 to $23.8 billion in 2011. Increases in exports of mineral products, petroleum products and coconut products partially offset the declines in exports of manufactured products.

In 2012, according to NSO data, total exports of goods on a BPM6 basis increased by 20.8% to $46.3 billion, as compared to $38.3 billion in 2011. This increase was driven primarily by an increase in exports of manufactured goods. Exports of manufactured goods, which comprised 86.1% of total exports, increased to $39.8 billion in 2012, an increase of 29.9% over the $30.6 billion recorded in 2011. The increase in manufacturing exports was largely driven by an 89.0% increase in machinery and transport equipment exports, from $2.8 billion in 2011 to $5.3 billion in 2012. Exports of electronic products also increased by 14.0% to $17.8 billion in 2012 from $15.6 billion in 2011. Exports of other manufactured goods increased by 51.1% to $4.6 billion in 2012 from $3.1 billion in 2011. Exports of miscellaneous goods increased to $1.5 billion in 2012 from $423 million in 2011. These increases were partially offset by a decrease in exports of mineral products, which decreased by 20.2% to $2.3 billion in 2012 from $2.8 billion in 2011, as well as a decrease in exports of agricultural based products, which decreased by 11.6% to $3.6 billion in 2012 from $4.0 billion in 2011.

In the first half of 2013, according to NSO data, total exports of goods on a BPM6 basis increased by 4.2% to $23.9 billion, compared to $23.0 billion in the first half of 2012. This increase was due primarily to the 48.5% increase in exports of mineral products, from $1.1 billion in the first half of 2012 to $1.6 billion in the first half of 2013. Exports of agricultural based products also increased by 20.5%, from $1.8 billion in the first half of 2012 to $2.2 billion in the first half of 2013. These increases were partially offset by a decline in exports of manufactured products, which decreased by 0.6% in the first half of 2013 compared to the first half of 2012.

Imports of Goods

The following tables set out the sources of the Philippines’ imports of goods by commodity group and by country.

	Imports of Goods by Commodity Group
	Annual							Growth Rates	January-June		Growth Rate	Percentage of Total Imports
Commodities	2008(1)(2)	2009(2)	2010(2)	2011(2)	2011(3)	2012(2)(4)	2012(3)(4)	2012(3)(4)	2012(3)(4)	2013(3)(4)	2013(3)(5)	2008(1)(2)	2012(2)(4)
	($ in millions, except percentages)
Capital goods	9,309	7,675	9,646	9,978	9,974	11,751	11,748	17.8%	5,822	5,703	(2.0)%	15.2%	17.7%
Raw materials and intermediate goods
Unprocessed raw materials	1,911	2,366	2,530	2,728	2,729	2,772	2,768	1.4	1,141	1,313	15.1	3.1	4.2
Semi-processed raw materials	29,607	22,888	31,122	29,334	21,419	27,404	22,554	5.3	11,458	10,689	(6.7)	48.4	41.2

Raw materials and intermediate goods	31,517	25,254	33,652	32,062	24,150	30,176	25,323	4.9	12,599	12,002	(4.7)	51.6	45.4

Mineral fuels and lubricants	12,395	7,361	9,589	12,552	12,552	13,666	13,665	8.9	7,029	6,704	(4.6)	20.3	20.6
Consumer goods
Durable	2,393	2,332	2,957	3,210	3,212	3,683	3,683	14.7	1,708	1,860	8.9	3.9	5.5
Non-durable	4,223	3,091	4,452	3,775	3,776	4,010	4,010	6.2	1,908	1,963	2.9	6.9	6.0

Total consumer goods	6,615	5,423	7,409	6,985	6,989	7,695	7,694	10.1	3,616	3,824	5.7	10.8	11.6

Special transactions(6)	719	586	865	862	6	638	100	1,566.7	25	16	(34.2)%	1.2	1.0

Total imports (per NSO)(7)	60,555	46,300	61,159	62,439	53,671	63,926	58,530	9.1%	29,091	28,250	(2.9)%	99.0%	96.2%

Conceptual and coverage adjustments(8)	583	152	555	784	1,578	2,522	2,959	87.5%	1,423	918	(35.5)%	1.0%	3.8%

Total imports	61,138	46,452	61,714	63,223	55,249	66,448	61,489	11.3%	30,514	29,168	(4.4)%	100.0%	100.0%

Source: Bangko Sentral.

Notes:

(1)	The import data for 2008 have been revised by the NSO. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data for 2008.

(2)	Figures reported pursuant to BPM5.

(3)	Figures reported pursuant to BPM6.

(4)	Preliminary data.

(5)	Preliminary data for the first six months of 2013.

(6)	Excludes value of goods that do not involve change in ownership such as consigned, returned/replacement and temporarily imported goods.

(7)	Includes valuation adjustments to NSO data.

(8)	Conceptual adjustments reflect the exclusion of returned goods and temporary exports, in accordance with the IMF’s BPM5, while coverage adjustments reflect the inclusion of exports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

	Imports of Goods by Source
							Percentage of Total Imports
Country	2008	2009(1)	2010	2011	2012	2013(2)	2008	2012
	($ in millions, except percentages)
Japan	6,604	5,351	6,744	6,516	6,470	3,479	11.6%	10.4%
United States	7,221	5,113	5,887	6,536	7,124	4,456	12.7	11.5
Southeast Asia(3)	8,433	7,235	10,303	9,437	9,801	5,838	14.9	15.8
Hong Kong	1,958	1,457	1,470	1,510	1,466	868	3.5	2.4
Saudi Arabia	5,032	1,531	2,408	3,224	3,439	1,826	8.9	5.5
Taiwan	3,835	3,014	3,676	4,209	4,855	3,236	6.8	7.8
Republic of Korea	2,962	3,005	3,833	4,420	4,526	3,230	5.2	7.3
Australia	902	732	839	1,071	1,347	740	1.6	2.2
Federal Republic of Germany	1,064	954	1,112	1,419	1,472	1,394	1.9	2.4
PRC	4,246	3,807	4,628	6,085	6,680	5,294	7.5	10.8
Others(4)	14,489	10,893	14,032	16,068	14,950	10,287	25.5	24.1

Total(5)	56,746	43,092	54,932	60,496	62,129	40,648	100.0%	100.0%

Source: National Statistics Office.

Notes:

(1)	Total import figures for 2009 were revised in September 2010. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data for the first eight months of 2013.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

(4)	Includes over 160 other countries from which the Republic imports goods, including Singapore, the United Arab Emirates, the Russian Federation, France, India, New Zealand, Canada, Belgium, Qatar and the Netherlands.

(5)	Total imports as reported by the NSO differ from those reported by Bangko Sentral because the two departments use different measurement standards. Since 1999, the NSO’s import data have been adjusted to exclude goods shipped without change in ownership, to include valuation adjustment in raw material imports for electronics and garments exports and to include other imported goods.

In 2009, according to NSO data, imports of goods on a BPM5 basis decreased by 23.5% to $46.3 billion from the $60.6 billion recorded in 2008, as imports of all major import commodities contracted as a result of weak international prices for most commodities. In particular, imports of semi-processed raw materials decreased by 22.7% to $22.9 billion in 2009 from the $29.6 billion recorded in 2008, due mainly to a decline in imports of raw materials needed for the manufacture of electronics goods as a consequence of diminished global demand for electronic products in 2009. Imports of mineral fuels and lubricants also decreased by 40.6% to $7.4 billion in 2009 from the $12.4 billion recorded in 2008, due mainly to the decline in the volume and price of petroleum crude imports.

In 2010, according to NSO data, total imports of goods on a BPM5 basis increased by 32.1% to $61.2 billion, compared to the $46.3 billion recorded in 2009. The increase was mainly driven by a 36.0% increase in imports of semi-processed raw materials to $31.1 billion in 2010 from $22.9 billion in 2009 largely reflecting imported materials for electronics manufacturers. Additionally, imports of mineral fuels and lubricants increased by 30.3% to $9.6 billion in 2010, compared with $7.4 billion in 2009.

In 2011, according to NSO data, total imports of goods on a BPM5 basis increased by 2.1% to $62.4 billion, compared to the $61.2 billion recorded in 2010. This increase was primarily attributable to an increase in imports of mineral fuels and lubricants. Imports of mineral fuels and lubricants increased 30.0% to $12.5 billion in 2011, compared to the $9.6 billion recorded in 2010, primarily as a result of increased imports of crude petroleum, coal, coke, and other mineral fuels and lubricants. Imports of capital goods also increased 3.4% to $10.0 billion in 2011, compared to $9.6 billion in 2010, primarily as a result of increased imports of telecommunication equipment and electrical machinery, power generating equipment and specialized machinery. These increases offset decreases in the imports of raw materials and intermediate goods and total consumer goods.

In 2012, according to NSO data, total imports of goods on a BPM6 basis increased by 9.1%, to $58.5 billion compared to the $53.7 billion recorded in 2011. This increase was primarily due to increased imports of capital goods, raw materials and intermediate goods and mineral fuels and lubricants. Imports of capital goods increased by 17.8% to $11.8 billion in 2012 from $10.0 billion in 2011 due to increases in professional, scientific and controlling instruments and photographic equipment and optical goods. Imports of raw materials and intermediate goods increased by 4.9% to $25.3 billion in 2012 from $24.2 billion in 2011 due to increases in both unprocessed raw materials and semi-processed raw materials. Imports of mineral fuels and lubricants increased by 8.9% to $13.7 billion in 2012 from $12.6 billion in 2011 due to higher imports of coal, coke and other mineral fuels and lubricants.

For the first half of 2013, according to NSO data, total imports of goods on a BPM6 basis decreased by 2.9% to $28.3 billion from $29.1 billion in the corresponding period in 2012. This decrease was mainly due to declines in payments for all major commodity groups, except consumer goods. In particular, in the first half of 2013 payments for raw materials and intermediate goods, mineral fuels and lubricants and capital goods declined by 4.7%, 4.6% and 2.0%, respectively, as compared to the first half of 2012. These declines were largely due to declines in imports of office machines, semi-processed raw materials and petroleum products.

Services Trade

The following table sets out the Republic’s services trade by sector for the periods indicated.

	Services Trade
	2008(1)	2009(1)	2010(1)(2)	2011(1)	2011(3)	2012(1)(4)	2012(3)(4)	2013(3)(5)
	($ in millions)
Total services trade	1,160	2,114	2,735	4,160	5,283	3,694	3,905	1,895

Exports	9,717	11,014	14,095	16,533	17,858	18,091	18,600	9.338
Imports	8,557	8,900	11,360	12,373	12,575	14,397	14,695	7,444
Maintenance and repair services(6)	—	—	—	—	(31)	—	(27)	(66)
Exports(6)	—	—	—	—	59	—	88	31
Imports(6)	—	—	—	—	90	—	115	97
Transportation	(2,914)	(2,508)	(3,614)	(2,841)	(2,839)	(3,328)	(3,325)	(1,539)

Exports	1,295	1,153	1,351	1,489	1,495	1,574	1,577	801
Imports	4,209	3,661	4,965	4,330	4,334	4,902	4,902	2,340
of which: Passenger	29	(30)	(180)	397	397	294	294	120
Exports	525	523	598	836	836	886	886	449
Imports	496	553	778	439	439	592	592	320
of which: Freight	(2,939)	(2,258)	(2,921)	(3,004)	(3,004)	(3,257)	(3,257)	(1,520)
Exports	482	374	507	475	475	505	505	255
Imports	3,421	2,632	3,428	3,479	3,479	3,762	3,762	1,775
of which: Other	(4)	(220)	(513)	(234)	(232)	(365)	(362)	(138)
Exports	288	256	246	178	184	183	186	98
Imports	292	476	759	412	416	548	548	236
Travel	442	(368)	(786)	(2,178)	(2,178)	(2,233)	(2,233)	(644)

Exports	2,499	2,330	2,630	3,190	3,190	4,014	4,014	2,438
Imports	2,057	2,698	3,416	5,365	5,368	6,247	6,247	3,082
Communication services(7)	257	231	151	242	240	293	290	158

Exports(7)	404	354	305	395	389	486	483	250
Imports(7)	147	123	154	153	149	193	193	91
Construction services	57	58	100	(4)	(4)	69	69	13

Exports	90	78	121	46	46	111	111	50
Imports	33	20	21	50	50	42	42	37

	Services Trade
	2008(1)	2009(1)	2010(1)(2)	2011(1)	2011(3)	2012(1)(4)	2012(3)(4)	2013(3)(5)
	($ in millions)
Insurance and pension services(8)	(243)	(176)	(234)	(267)	(267)	(274)	(274)	(127)

Exports(8)	19	59	77	73	73	90	90	45
Imports(8)	262	235	311	340	340	364	364	172
Financial services	(23)	(55)	(36)	(92)	(135)	(70)	(196)	(109)

Exports	59	70	38	40	115	43	107	51
Imports	82	125	74	132	250	113	303	160
Computer and information services(7)	1,068	1,657	1,819	2,188	2,188	1,878	1,878	950

Exports(7)	1,148	1,748	1,928	2,381	2,381	2,036	2,036	1,081
Imports(7)	80	91	109	193	193	158	158	131
Charges for the use of intellectual property(9)	(382)	(419)	(441)	(437)	(437)	(496)	(496)	(278)

Exports(9)	0	2	4	5	5	8	8	1
Imports(9)	382	421	445	442	442	504	504	279
Other business services	3,112	3,923	6,025	7,816	9,013	8,095	8,459	3,627

Exports	4,182	5,186	7,600	8,842	10,033	9,638	9,995	4,539
Imports	1,070	1,263	1,575	1,026	1,020	1,543	1,536	912
Personal, cultural and recreational services	(5)	(8)	(18)	22	22	45	45	25

Exports	21	34	41	60	60	79	79	46
Imports	26	42	59	38	38	34	34	21
Audio-Visual and related services	(9)	0	(13)	12	12	26	26	17

Exports	8	25	27	31	31	47	47	28
Imports	17	25	40	19	19	21	21	11
Other personal, cultural and recreational services	4	(8)	(5)	10	10	19	19	8

Exports	13	9	14	29	29	32	32	17
Imports	9	17	19	19	19	13	13	10
Government services	(209)	(221)	(231)	(289)	(289)	(285)	(285)	(116)

Exports	0	0	0	12	12	12	12	6
Imports	209	221	231	301	301	297	297	122

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Revised to reflect data updates from official sources.

(3)	Figures reported pursuant to BPM6.

(4)	Preliminary data.

(5)	Preliminary data for the first six months of 2013.

(6)	Under the revised BPM6 reporting methodology, goods that are imported into the Philippines on a consignment basis for purposes of repair or improvement within the Philippines and then exported back to their country of origin such that no change in ownership occurs are recognized under the services account rather than the goods account. There have also been certain corresponding reclassifications of items from the services account to the goods account.

(7)	Under the revised BPM6 reporting methodology, communication services has been renamed telecommunication services and is combined with the computer and information services account, which is reported as the telecommunications, computer and information services account. Telecommunication services is presented here on a stand-alone basis for convenience.

(8)	Under the revised BPM6 reporting methodology, insurance services has been renamed insurance and pension services.

(9)	Under the revised BPM6 reporting methodology, royalties and license fees has been renamed charges for the use of intellectual property.

In 2009, the trade-in-services account on a BPM5 basis recorded a surplus of $2.1 billion, an 82.2% increase from the $1.2 billion surplus recorded in 2008. This higher surplus was mainly attributable to higher net receipts from the other business services account, which increased 26.0% to $3.9 billion in 2009 from $3.1 billion in 2008, in addition to increased outflows in computer and information services and construction services. Lower net outflows from transportation services also contributed to the increase in the trade-in services surplus.

In 2010, the trade-in-services account on a BPM5 basis recorded a surplus of $2.7 billion, a 29.4% increase from the $2.1 billion surplus recorded in 2009. The higher surplus was mainly attributable to significantly higher net inflows in other business services, which increased to $6.0 billion in 2010 from $3.9 billion in 2009 and high net inflows from computer and information services and construction services, partially due to continued growth in the export of BPO-related services, as outsourcing operations continued to expand, particularly in the animation industry. The surplus was partially offset by higher outflows in transportation services to $3.6 billion in 2010 from $2.5 billion in 2009.

In 2011, the trade-in-services account on a BPM5 basis recorded a surplus of $4.2 billion, a 52.1% increase from the $2.7 billion surplus recorded in 2010. This increase resulted mainly from higher net receipts in technical, trade-related and other business services, which increased by 27.3% to $8.0 billion in 2011 from $6.3 billion in 2010. Also contributing to the increase in surplus was net receipts for other business services, which increased by 29.7% to $7.8 billion in 2011 from $6.0 billion in 2010. Lower net payments for transportation, travel and royalties and license fees also contributed to the surplus.

In 2012, the trade-in-services account on a BPM6 basis recorded a surplus of $3.9 billion, a 26.1% decrease from the $5.3 billion surplus recorded in 2011. This decrease was mainly attributable to lower net receipts in other business services, which decreased by 6.1% to $8.5 billion in 2012 from $9.0 billion in 2011, as well as higher net payments in transportation, which increased by 17.1% to $3.3 billion in 2012 from $2.8 billion in 2011. Lower net receipts in computer and information services of $1.9 billion in 2012, a decrease of 14.2% from $2.2 billion in 2011 also contributed to the decline in the surplus.

In the first six months of 2013, the surplus in the trade-in-services account on a BPM6 basis increased by 12.3% to $1.9 billion from the $1.7 billion recorded in the same period in 2012. This increase was mainly attributable to lower net payments in transportation, which decreased 9.4% to $1.5 billion in the first six months of 2013 from $1.7 billion in the same period in 2012, as well as lower net payments for the use of intellectual property, which decreased 36.4% to $278 million in the first six months of 2013 from $437 million in the same period in 2012. The increase in the surplus in the trade-in-services account was partially offset by a substantial increase in net payments for maintenance and repair services to $66 million in the first six months of 2013 from $6 million in the same period in 2012.

Income

The following table sets out the Republic’s income for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Under the BPM5, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account. Under the BPM6, Bangko Sentral applies the same OFW residency standard as under the BPM5; however, BPM6 adds a supplementary personal remittances account that aggregates all OFW remittances irrespective of OFWs’ intended stay in the host country in order to facilitate analysis of all transfers from households outside the Philippines to those within the Philippines without the need to add the resident and non-resident OFW remittances accounts. Figures from 2011 onward also reflect the change in treatment of the property income and expense accounts pursuant to BPM6.

	Income
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Total Income	105	(193)	505	237	280	(871)	(746)	(624)

Receipts	5,973	5,712	6,093	7,188	7,203	7,732	7,774	3,885
Payments	5,868	5,905	5,588	6,951	6,923	8,603	8,520	4,509
Compensation of employees	4,092	4,585	5,127	5,757	5,757	6,414	6,414	3,322

Receipts	4,092	4,585	5,127	5,858	5,858	6,530	6,530	3,404
Payments	0	0	0	101	101	116	116	83
Investment income	(3,987)	(4,778)	(4,622)	(5,520)	(5,477)	(7,285)	(7,160)	(3,946)

Receipts	1,881	1,127	966	1,330	1,345	1,202	1,244	480
Payments	5,868	5,905	5,588	6,850	6,822	8,487	8,404	4,426
Direct investment income	(1,643)	(2,078)	(2,009)	(2,823)	(2,817)	(4,166)	(4,162)	(2,009)
Receipts	32	72	116	108	108	75	75	42
Payments	1,675	2,150	2,125	2,931	2,925	4,241	4,237	2,051
Income on equity	(1,543)	(2,025)	(1,931)	(2,768)	(2,768)	(4,109)	(4,109)	(1,999)
Receipts	28	70	116	105	105	70	70	36
Payments	1,571	2,095	2,047	2,873	2,873	4,179	4,179	2,035
Dividends and distributed branch profits	(1,490)	(1,870)	(1,749)	(1,786)	(1,786)	(3,049)	(3,049)	(1,613)
Receipts	28	70	116	104	104	69	69	36
Payments	1,518	1,940	1,865	1,890	1,890	3,118	3,118	1,649
Reinvested earnings and undistributed branch profits	(53)	(155)	(182)	(982)	(982)	(1,060)	(1,060)	(386)
Receipts	0	0	0	1	1	1	1	0
Payments	53	155	182	983	983	1,061	1,061	386
Income on debt (interest)	(100)	(53)	(78)	(55)	(49)	(57)	(53)	(10)
Receipts	4	2	0	3	3	5	5	6
Payments	104	55	78	58	52	62	58	16
Portfolio investment income	(1,321)	(1,738)	(1,938)	(2,028)	(2,789)	(2,377)	(3,093)	(2,029)
Receipts	1,259	887	688	872	111	829	113	55
Payments	2,580	2,625	2,626	2,900	2,900	3,206	3,206	2,085
Income on equity (dividends)	(952)	(1,049)	(915)	(861)	(861)	(1,011)	(1,011)	(998)
Receipts	9	0	0	0	0	0	0	1
Payments	961	1,049	915	861	861	1,011	1,011	999
Banks	(109)	(92)	(103)	(102)	(102)	(111)	(111)	(108)
Other sectors	(843)	(957)	(812)	(759)	(759)	(900)	(900)	(890)
Receipts	9	0	0	0	0	0	0	0
Payments	852	957	812	759	759	900	900	891
Income on debt (interest)	(369)	(689)	(1,023)	(1,167)	(1,928)	(1,366)	(2,082)	(1,031)
Receipts	1,250	887	688	872	111	829	113	55
Payments	1,619	1,576	1,711	2,039	2,039	2,195	2,195	1,086
Bonds and notes	(370)	(690)	(1,023)	(929)	(1,690)	(1,067)	(1,783)	(836)
Receipts	1,249	886	688	871	110	829	113	54
Payments	1,619	1,576	1,711	1,800	1,800	1,896	1,896	890
Monetary authorities	923	734	556	740	(21)	696	(20)	(7)
Receipts	954	767	582	761	0	716	0	0
Payments	31	33	26	21	21	20	20	7
General government	(1,140)	(1,108)	(1,241)	(1,271)	(1,271)	(1,381)	(1,381)	(638)
Banks	(68)	(50)	(31)	(47)	(47)	(60)	(60)	(35)

	Income
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Other sectors	(85)	(266)	(307)	(351)	(351)	(322)	(322)	(156)
Receipts	295	119	106	110	110	113	113	54
Payments	380	385	413	461	461	435	435	210
Money market instruments	1	1	0	(238)	(238)	(299)	(299)	(196)
Receipts	1	1	0	1	1	0	0	0
Payments	0	0	0	239	239	299	299	196
General government	0	0	0	(239)	(239)	(299)	(299)	(196)
Other sectors	1	1	0	1	1	0	0	0
Receipts	1	1	0	1	1	0	0	0
Payments	0	0	0	0	0	0	0	0
Other investment income	(1,023)	(962)	(675)	(669)	(670)	(742)	(634)	(204)
Receipts	590	168	162	350	327	298	327	87
Payments	1,613	1,130	837	1,019	997	1,040	961	291
Monetary authorities	194	26	61	32	(6)	11	(2)	0
Receipts	206	56	63	38	0	13	0	0
Payments	12	30	2	6	6	2	2	0
General government	(463)	(437)	(413)	(405)	(377)	(368)	(335)	(115)
Banks	(125)	(50)	17	11	(59)	(89)	(123)	(52)
Receipts	339	70	59	281	250	236	202	36
Payments	464	120	42	270	309	325	325	88
Other sectors	(629)	(501)	(340)	(307)	(228)	(296)	(174)	(36)
Receipts	45	42	40	31	77	49	125	51
Payments	674	543	380	338	305	345	299	87

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Figures reported pursuant to BPM6.

(3)	Preliminary data.

(4)	Preliminary data for first six months of 2013.

In 2009, the income account on a BPM5 basis recorded a deficit of $193 million, compared with the $105 million surplus recorded in the previous year. The main contributor to the deficit was the $4.8 billion net outflow in investment income, compared with a $4.0 billion outflow in 2008. The deficit was partially offset by a $4.6 billion surplus in the compensation of employees in 2009, compared with a surplus of $4.1 billion in the prior year.

In 2010, the income account on a BPM5 basis recorded a surplus of $505 million, compared with the $193 million deficit recorded in 2009. The stronger performance of the income account was primarily the result of an 11.8% increase in compensation of employees to $5.1 billion in 2010, compared to the $4.6 billion surplus recorded in 2009. This surplus was partially offset by a $4.6 billion deficit in investment income in 2010, compared with a deficit of $4.8 billion in the prior year.

In 2011, the income account on a BPM5 basis recorded a surplus of $237 million, a decrease from the $505 million surplus recorded in 2010. The lower surplus was primarily the result of a higher deficit in investment income, which increased by 19.4% to a deficit of $5.5 billion in 2011, compared to a deficit of $4.6 billion in 2010. This deficit was offset in part by a 12.3% increase in compensation of employees to $5.8 billion in 2011 from the $5.1 billion recorded in 2010.

In 2012, the income account on a BPM6 basis recorded a deficit of $746 million compared with a surplus of $280 million in 2011. The deficit was mainly due to the $7.2 billion net outflows in investment income compared with the $5.5 billion outflow in 2011. The deficit was partially offset by an 11.4% increase in the compensation earnings of resident OFWs to $6.4 billion in 2012 from the $5.8 billion recorded in 2011.

In the first six months of 2013, the income account on a BPM6 basis recorded a deficit of $624 million from a deficit of $603 million in the same period in 2012. The deficit was mainly due to higher net payments in investment income, which were only partially offset by the increase in remittances from resident OFWs.

Current Transfers

The following table sets out the Republic’s current transfers for the periods indicated. Current transfers primarily include OFW remittances, as well as private and institutional gifts, donations and grants. As described above under “—Income,” under the BPM5, the residency of seasonal workers such as OFWs is classified according to the intended length of their stay in the host country while BPM6 adds a supplementary personal transfers account that aggregates all remittances, including those from non-OFW permanent migrants abroad. Figures from 2011 onward also reflect the change in treatment of the property income and expense accounts pursuant to BPM6.

	Current Transfers
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Total current transfers(5)	15,247	16,279	16,648	18,380	18,380	19,172	19,172	9,531

Receipts	15,780	16,910	17,478	18,852	18,852	19,718	19,718	9,831
Payments	533	631	830	472	472	546	546	300

General Government	302	454	247	614	614	593	593	258
Receipts	451	640	350	655	655	643	643	290
Payments	149	186	103	41	41	50	50	33

Other sectors	14,945	15,825	16,401	17,766	17,766	18,579	18,579	9,273
Receipts	15,329	16,270	17,128	18,197	18,197	19,075	19,075	9,541
Payments	384	445	727	431	431	496	496	267

Personal transfers(6)	14,536	15,141	16,242	17,138	17,168	17,979	18,065	9,046
Receipts	14,536	15,141	16,242	17,138	17,200	17,979	18,111	9,071
Payments	0	0	0	0	32	0	46	26

Other transfers(6)	409	684	159	628	598	600	514	227
Receipts	793	1,129	886	1,059	997	1,096	964	469
Payments	384	445	727	431	399	496	450	(242)

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Figures reported pursuant to BPM6.

(3)	Preliminary data.

(4)	Preliminary data for the first six months of 2013.

(5)	Under the revised BPM6 reporting methodology, current transfers has been renamed secondary income.

(6)	Under the BPM5 reporting methodology, the personal transfers account is known as “workers’ remittances” and comprises solely remittances from OFWs. Under the BPM6 reporting methodology, personal transfers includes all transfers from households outside the Philippines to those within the Philippines, including transfers from non-OFW permanent migrants abroad. Under the BPM5 reporting methodology, transfers from permanent migrants appear under the other transfers account.

In 2009, the current transfers account on a BPM5 basis recorded a surplus of $16.3 billion, 6.8% higher than the $15.2 billion surplus recorded in 2008, due mainly to the strong inflow of remittances from non-resident OFWs, notwithstanding the global economic slowdown. Remittances from non-resident OFWs reached $15.1 billion in 2009, representing a 4.2% increase from remittances of $14.5 billion recorded in 2008.

In 2010, the current transfers account on a BPM5 basis recorded a surplus of $16.6 billion, a 2.3% increase from the $16.3 billion surplus recorded in 2009. This higher surplus was primarily the result of a 7.3% increase in non-resident OFW remittances to $16.2 billion in 2010, compared to the $15.1 billion recorded in 2009.

The current transfers account on a BPM5 basis recorded a surplus of $18.4 billion in 2011, 10.4% higher than the $16.6 billion surplus recorded in 2010. The increased surplus was due mainly to a 5.5% increase in remittances of non-resident OFWs to $17.1 billion in 2011 compared to $16.2 billion in 2010.

In 2012, the current transfers account on a BPM6 basis recorded a surplus of $19.2 billion, a 4.3% increase from the $18.4 billion surplus recorded in 2011. The increased surplus was due mainly to higher remittances from non-resident OFWs, which increased by 4.9% to $18 billion in 2012 from $17.1 billion in 2011.

In the first half of 2013, the current transfers account on a BPM6 basis recorded a surplus of $9.5 billion, a 5.1% increase from the $9.1 billion surplus recorded in the comparable period in 2012. The increased surplus was due mainly to a 5.1% increase in remittances recorded from non-resident OFWs amounting to $8.4 billion.

Financial Account

The financial account is divided into four categories: direct investments, portfolio investments, financial derivative investments and other investments.

The following table sets out the Republic’s direct investments for the periods indicated.

	Direct Investments
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Total direct investment	1,285	1,604	682	1,513	1,277	341	952	1,417

Assets: Residents’ investments abroad	259	359	616	339	539	1,692	1,845	771

Equity capital	259	359	616	228	228	1,189	1,189	439
Placements	259	359	616	228	279	1,189	1,232	471
Withdrawals	—	—	—	—	51	—	43	32
Reinvested earnings	—	—	—	1	1	1	1	—
Other capital	—	—	—	110	310	502	655	332
Claims on affiliated enterprises	—	—	—	310	310	655	655	332
Liabilities to affiliated enterprises	—	—	—	200	—	153	—	—
Liabilities: Non-residents’ investments in the Philippines	1,544	1,963	1,298	1,852	1,816	2,033	2,797	2,188

Equity capital	1,235	1,731	(396)	558	1,541	1,345	2,406	1,024
Liabilities to direct investors	1,235	1,731	(396)	558	558	1,345	1,345	638
Placements	1,458	2,008	1,235	1,021	1,021	1,635	1,635	1,954
Withdrawals	223	277	1,631	463	463	290	290	1,316
Reinvested earnings	53	155	182	983	983	1,061	1,061	386
Other capital	256	77	1,512	311	275	(373)	391	1,165
Claims on direct investors	(108)	749	337	400	75	406	238	465
Liabilities to direct investors	148	826	1,849	711	200	33	153	700

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Figures reported pursuant to BPM6.

(3)	Preliminary data.

(4)	Preliminary data for the first six months of 2013.

The following table sets out the Republic’s portfolio investments for the periods indicated.

	Portfolio Investments
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Portfolio Investment	(3,627)	(625)	4,365	4,390	4,390	3,523	3,523	2,091

Assets: Residents’ investments abroad	(789)	2,715	2,872	(277)	(277)	1,204	1,204	(681)

Equity securities	(75)	44	2	37	37	200	200	155
Banks	(14)	8	(9)	18	18	6	6	4
Other sectors	(61)	36	11	19	19	194	194	152
Debt securities	(714)	2,671	2,870	(314)	(314)	1,004	1,004	(836)
Bonds	(160)	2,089	2,889	(130)	(130)	111	111	(1,162)
Banks	(625)	465	1,423	(205)	(205)	198	198	(907)
Other sectors	465	1,624	1,466	75	75	(87)	(87)	(255)
Money-market instruments	(554)	582	(19)	(184)	(184)	893	893	326
Banks	(605)	254	(593)	(133)	(133)	836	836	(1)
Other sectors	51	328	574	(51)	(51)	57	57	327
Liabilities: Non-residents’ Investments in the Philippines	(4,416)	2,090	7,237	4,113	4,113	4,727	4,727	1,410

Equity securities	(1,289)	(1,096)	503	1,046	1,046	1,728	1,728	206
Banks	(48)	18	162	38	38	126	126	(129)
Other sectors	(1,241)	(1,114)	341	1,008	1,008	1,602	1,602	334
Debt securities	(3,127)	3,186	6,734	3,067	3,067	2,999	2,999	1,204
Bonds	(3,126)	3,139	6,733	1,029	1,029	2,269	2,269	479
Monetary authorities	(34)	(102)	(200)	(2)	(2)	(13)	(13)	9
General government	(1,068)	2,846	6,005	(355)	(355)	883	883	(716)
Banks	(182)	49	778	1,249	1,249	886	886	303
Other sectors	(1,842)	346	150	137	137	513	513	883
Money-market instruments	(1)	47	1	2,038	2,038	730	730	724
General government	0	0	0	2,031	2,031	1,090	1,090	725
Other sectors	(1)	47	1	7	7	(360)	(360)	(1)

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Figures reported pursuant to BPM6.

(3)	Preliminary data.

(4)	Preliminary data for the first six months of 2013.

The following table sets out the Republic’s financial derivative investments for the periods indicated.

	Financial Derivative Investments
	2008(1)	2009(1)	2010(1)	2011(1)	2011(2)	2012(1)(3)	2012(2)(3)	2013(2)(4)
	($ in millions)
Total financial derivatives	(113)	32	(191)	1,002	1,002	13	13	23

Assets	(541)	(403)	(429)	(1,541)	(1,541)	(276)	(276)	(125)

Banks	(439)	(234)	(385)	(1,529)	(1,529)	(267)	(267)	(117)
Other sectors(5)	(102)	(169)	(44)	(12)	(12)	(9)	(9)	(8)
Liabilities	(654)	(371)	(620)	(539)	(539)	(263)	(263)	(147)

Banks	(353)	(204)	(569)	(516)	(516)	(261)	(261)	(139)
Other sectors(5)	(301)	(167)	(51)	(23)	(23)	(2)	(2)	(9)

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Figures reported pursuant to BPM6.

(3)	Preliminary data.

(4)	Preliminary data for the first six months of 2013.

(5)	Includes financial institutions with quasi-banking licenses.

From 2008 to October 2013, the Government did not engage in derivative transactions for either hedging or speculative purposes. However, Bangko Sentral occasionally engages in derivative instrument transactions such as options, forwards and swaps for purposes of managing risk and enhancing yield.

The following table sets out the Republic’s other investments for the periods indicated. Bangko Sentral revised the Republic’s other investment numbers for 2011; therefore, the data included in this table may be different from previously reported data.

	Other Investments
	2008(1)	2009(1)	2010(1)(2)	2011(1)	2011(3)	2012(1)(4)	2012(3)(4)	2013(3)(5)
	($ in millions)
Total other investment	753	(2,742)	2,434	(1,059)	(1,059)	1,643	1,643	(2,681)

Assets: Residents’ Investments Abroad	(4,305)	1,967	2,773	1,712	1,712	1,361	1,361	1,278

Trade credits(6)	8	6	4	(2)	(2)	(7)	(7)	0
Loans	(3,197)	1,600	(2,960)	(1,991)	(1,991)	219	219	(236)
Banks	(1,378)	2,183	(2,942)	(1,991)	(1,991)	219	219	(236)
Other sectors	(1,819)	(583)	(18)	0	0	0	0	0
Currency and deposits	3,600	(4,551)	2,153	3,582	3,582	1,419	1,419	1,462
Banks	3,688	(5,733)	(2,242)	355	355	(256)	(256)	454
Other sectors	(88)	1,182	4,395	3,227	3,227	1,675	1,675	1,008
Other assets	(4,716)	4,912	3,576	123	123	(270)	(270)	51
Banks	(4,712)	4,919	3,575	123	123	(270)	(270)	51
Other sectors	(4)	(7)	1	0	0	0	0	0
Liabilities: Non-residents’ investments in the Philippines	(3,552)	(775)	5,207	653	653	3,004	3,004	(1,404)

Trade credits	(668)	3	1,047	(45)	(45)	380	380	(57)
Loans	(3,326)	(757)	1,953	(517)	(517)	(447)	(447)	312
General government	58	957	(73)	177	177	(136)	(136)	(755)
Long-term drawings	1,253	2,218	1,359	1,737	1,737	1,407	1,407	252
Long-term repayments	1,195	1,261	1,432	1,560	1,560	1,543	1,543	1,007
Banks	(883)	(1,009)	1,209	(574)	(574)	378	378	(234)
Long-term	(1,396)	(579)	1,271	(604)	(604)	427	427	(236)
Drawings	818	302	1,491	1,151	1,151	961	961	610
Repayments	2,214	881	220	1,755	1,755	534	534	846
Short-term	513	(430)	(62)	30	30	(49)	(49)	2
Other sectors	(2,501)	(705)	817	(120)	(120)	(689)	(689)	1,301
Long-term	(829)	(585)	919	(223)	(223)	(666)	(666)	1,301
Drawings	1,941	1,442	2,966	1,924	1,924	1,442	1,442	2,984
Repayments	2,770	2,027	2,047	2,147	2,147	2,108	2,108	1,683
Short-term	(1,672)	(120)	(102)	103	103	(23)	(23)	(1)
Currency and deposits	(140)	(530)	1,876	1,170	1,170	2,891	2,891	(1,396)
Banks	(358)	(126)	1,908	1,170	1,170	2,891	2,891	(1,396)
Other sectors	218	(404)	(32)	0	0	0	0	0
Other accounts payable	582	509	331	45	45	180	180	(261)
Monetary authorities	0	1,126	0	0	0	0	0	0
Banks(7)	594	(596)	333	45	45	180	180	(261)
Other sectors(7)	(12)	(21)	(2)	0	0	0	0	0

Source: Bangko Sentral.

Notes:

(1)	Figures reported pursuant to BPM5.

(2)	Revised to reflect late reports, post-audit adjustments and final data from companies. Please see “—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(3)	Figures reported pursuant to BPM6.

(4)	Preliminary data.

(5)	Preliminary data for the first six months of 2013.

(6)	All trade credits are short-term credits in non-governmental sectors.

(7)	Short-term liabilities.

In 2009, the financial account on a BPM5 basis recorded a net outflow of $1.7 billion, approximately the same level of net outflow recorded in 2008. The stable level of net outflow resulted from two largely offsetting changes. The other investment account recorded net outflow of $2.7 billion compared with an inflow of $753 million in 2008, while the portfolio investments account recorded net outflow of $625 million, significantly less than the net outflow of $3.6 billion recorded in 2008. The net outflow in the other investment account was also offset by inflows in the direct investments account, which recorded a net inflow of $1.6 billion in 2009, a 24.8% increase from the net inflow of $1.3 billion recorded in 2008.

In 2010, the financial account on a BPM5 basis recorded a net inflow of $7.3 billion, a reversal from the $1.7 billion net outflow recorded in 2009. The reversal was primarily attributable to reversals during 2010 of the net outflows in portfolio and other investments as a result of increased investments from abroad. The portfolio investment account in 2010 recorded a net inflow of $4.4 billion, a reversal from the $625 million net outflow recorded in 2009, and the other investment account recorded a net inflow of $2.4 billion in 2010, a reversal from the $2.7 billion net outflow recorded in 2009.

In 2011, the financial account on a BPM5 basis recorded a net inflow of $5.8 billion, a decrease of 19.8% from the net inflow of $7.3 billion recorded in 2010. The decrease was mainly due to a $1.1 billion net outflow of other investments in 2011, compared to a $2.4 billion net inflow in 2010. The decrease was partially mitigated by a $1.0 billion net inflow of financial derivatives in 2011, compared with a $191 million net outflow in 2010 and a $1.5 billion net inflow in direct investment in 2011, compared to a $682 million net inflow in 2010.

In 2012, the financial account on a BPM6 basis recorded a net inflow of $6.1 billion, an increase of 9.3% from the net inflow of $5.6 billion recorded in 2011. This increase was primarily the result of a reversal in other investment, which recorded net inflow of $1.6 billion in 2012 compared to net outflow of $1.1 billion in 2011. Partially offsetting this reversal was a substantial decrease in net inflow in financial derivatives of $13 million in 2012 compared to $1.0 billion in 2011.

The financial account recorded a net outflow of $2.0 billion in the first six months of 2013, a decline of 51.2% from the $4.1 billion net outflow recorded in the same period in 2012. This decline was primarily the result of a significant increase in other investments, mainly due to a $5.7 billion increase in investments in currency and deposits, which was partially offset by a $2.1 billion decline in investments in loans.

Foreign Direct Investment

Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a “negative list” with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the enterprise’s equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines, provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

The Republic’s Board of Investments coordinates with national agencies and local governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The latest plan by the Board of Investments, the Government’s 2012 Investment Priorities Plan, established 13 preferred areas for investment incentives, including (i) agriculture, herbal and fishery products and related activities (such as irrigation, post-harvest and fertilizer production, (ii) creative industries and knowledge-based services, (iii) shipbuilding, (iv) the development of low-cost mass housing, (v) basic iron and steel products, (vi) exploration, development and/or utilization of energy sources adopting environmentally friendly technologies, (vii) infrastructure (including transport, water, logistics, waste management and physical infrastructure), (viii) research and development through the establishment of “Centers of Excellence” and technical vocational education and training institutions, (ix) green projects such as the establishment of energy efficiency-related facilities and the minimization and prevention of pollution, (x) the manufacture and assembly of motor vehicles, (xi) strategic products with high social economic returns, (xii) the establishment and operation of primary and secondary hospitals and (xiii) disaster prevention, mitigation and recovery projects.

In addition to the preferred list of investment priorities, certain activities are required by law to be included in the Government’s Investment Priorities Plans. These include (i) industrial tree plantations, (ii) exploration, mining, quarrying and processing of minerals, (iii) publication or printing of books and textbooks, (iv) refining, storage, marketing and distribution of petroleum products, (v) ecological solid waste management, (vi) clean water projects, (vii) rehabilitation, self-development and self-reliance of persons with disabilities, (viii) renewably energy and (ix) tourism. Finally, the ARMM maintains a Regional Board of Investments, which identifies a local list of priority investment areas in the ARMM. These include (i) export activities, (ii) agriculture, agribusiness and fisheries, (iii) basic industries, (iv) consumer manufacturing, (v) infrastructure and services, (vi) industrial service facilities, (vii) engineering industries, (viii) logistics, (ix) BIMP-EAGA Trade and Investment Enterprises (which covers enterprises located or having their base of operation in Brunei, Sabah and Sarawak in Malaysia, Maluku, Sulawesi, Kalimantan and Iringaya in Indonesia, and Mindanao and Palawan in the Philippines), (x) tourism, (xi) health and education services and facilities and (xii) Halal industries.

The following table sets out foreign direct investments in the Philippines by sector. The data is presented using the 1994 Philippine Standard Industrial Classification.

	Net Foreign Direct Investment by Sector(1)
Sector	2008	2009	2010(2)	2011(2)	2012(2)	2013(3)
	($ in millions)
Total equity	1,235.0	1,731	(396.0)	558.0	1,345.0	581.1
Agriculture, hunting, forestry and fishing	0.7	0.2	2.4	4.0	0.9	16.3
Mining and quarrying	154.9	6.2	282.1	(240.4)	34.4	17.0
Manufacturing	311.9	887.8	(1,275.2)	119.4	1,032.6	208.7
Electricity, gas and water(4)	224.7	389.6	(14.8)	(22.4)	(23.2)	1.8
Construction	171.9	79.2	(1.6)	28.1	8.8	1.3
Trade/Commerce	22.2	4.2	32.4	30.6	92.3	16.6
Hotels and restaurants	5.7	14.9	105.7	3.1	2.6	0.5
Transport, storage and communications(5)	(27.0)	7.3	106.3	1.0	(9.6)	1.1
Financial intermediation (including insurance)	215.7	237.5	59.6	222.2	38.2	(304.2)
Real estate	158.3	89.1	181.5	135.2	163.5	13.1
Services(6)	(11.5)	18.0	112.3	284.9	28.7	178.0
Others, not elsewhere classified	7.7	(2.8)	13.3	5.9	(7.82)	431.0
Reinvested earnings	53.0	155.0	182.0	983.0	1,061.0	492.0
Inter-company loans	256.0	77.0	1,512.0	311.0	(373.0)	1,684.9

Total	1,544.0	1,963.0	1,298.0	1,852.0	2,033.0	2,757.9

Sources: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Balance of payments net foreign direct investment flows refer to non-resident placements less non-resident withdrawals, reinvested earnings and net inter-company loans.

(2)	Revised to reflect: (i) late reports; (ii) post-audit adjustments; and (iii) final data from companies.

(3)	Preliminary data for the first eight months of 2013.

(4)	Commencing in 2011, includes electricity, gas, steam and air conditioning supply.

(5)	Commencing in 2011, includes only transportation and storage.

(6)	Commencing in 2011, includes information and communication, professional, scientific, technical, administrative, and support services activities, public administration, defense, compulsory social security, arts, entertainment, recreation, and other service activities.

In 2009, net inflows of foreign direct investments totaled $1,963.0 million, 27.1% higher than the $1,544.0 million recorded in 2008. The higher inflows were mainly due to higher investment inflows in manufacturing, which increased from $311.9 million in 2008 to $887.8 million in 2009.

In 2010, net inflows of foreign direct investments totaled $1,298.0 million, 33.9% lower than the $1,963.0 million recorded in 2009. The lower inflows were mainly due to net outflows in the manufacturing and the electricity, gas and water sectors. The manufacturing sector registered an outflow of $1,275.2 million in 2010, compared with a $887.8 million inflow in 2009. The electricity, gas and water sector registered an outflow of $14.8 million in 2010, compared with an inflow of $389.6 million in 2009. The outflows in the manufacturing and electricity, gas and water sectors were largely offset by an increase in the inflows from inter-company loans, which had an inflow of $1,512.0 million in 2010 compared to a $77.0 million inflow in 2009.

In 2011, net inflows of foreign direct investments totaled $1,852.0 million, 42.7% higher than the $1,298.0 million recorded in 2010. The higher inflows were mainly due to the reversal of the $1,275.2 million of net outflows in the manufacturing sector in 2010, compared to $119.4 million in net inflows in 2011. Similarly, net inflows from reinvested earnings increased to $983.0 million in 2011 from $182.0 million in 2010. The inflows in the manufacturing sector and from reinvested earnings were partially offset by a reduction in net inflows from inter-company loans, from $1,512.0 million in 2010 to $311.0 million in 2011.

In 2012, net inflows of foreign direct investments totaled $2,033.0 million, a 9.8% increase over the $1,852.0 billion recorded in 2011. The higher inflows were mainly due to higher net inflows in the manufacturing sector and a reversal of the net outflows in the mining and quarrying sector in 2011. The manufacturing sector had an inflow of $1,032.6 million in 2012, compared to a $119.4 million inflow in 2011. The mining and quarrying sector had an inflow of $34.4 million in 2012, compared to an outflow of $240.4 million in 2011.

In the first eight months of 2013, net inflows of foreign direct investments were $2.8 billion, an increase of 25.4% over the $2.2 billion recorded in the same period in 2012. This was due mainly to increased investments by non-residents in debt instruments issued by local affiliates.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
Sector	2008	2009	2010	2011	2012	2013(1)
	($ in millions, except months and percentages)
Gold	4,358	5,460	7,010	8,013	10,353	7,747
SDRs	11	1,141	1,121	1,118	1,288	1,296
Foreign investments	32,066	36,655	53,441	65,276	70,728	72,893
Foreign exchange(2)	981	849	551	424	927	1,499
Reserve position in the IMF(3)	135	138	251	472	534	591

Total	37,551	44,243	62,373	75,302	83,831	84,025

Total as number of months of imports of goods and services	6.0	8.7	9.5	12.1	11.9	12.0
Total as a % of short-term debt(4)
Original maturity	536.4	1,105.5	990.8	1,073.8	988	900
Residual maturity	331.7	503.9	554.6	719.6	651.5	595.9

Sources:	Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data as of November 30, 2013.

(2)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.

(3)	The reserve position in the IMF refers to the country’s claim on the IMF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.

(4)	Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within the next 12 months.

The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines’ official international reserves. Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

As of December 31, 2009, gross international reserves were $44.2 billion, an increase from the $37.6 billion at the end of 2008. Gross international reserves at the end of 2009 were sufficient to cover 8.7 months’ worth of imports of goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 11.1 times the amount of the Republic’s short-term external liabilities based on original maturity and 5.0 times based on residual maturity. Net international reserves at the end of 2009 were $44.2 billion.

As of December 31, 2010, gross international reserves of the Republic were $62.4 billion, an increase from the $44.2 billion recorded as of December 31, 2009. The increase was due mainly to investments abroad by Bangko Sentral and revaluation gains on Bangko Sentral’s gold holdings. In terms of short-term debt coverage, the reserve level was 9.9 times the amount of the Republic’s short-term external liabilities based on original maturity and 5.5 times based on residual maturity. Net international reserves at the end of 2010 were $62.4 billion.

As of December 31, 2011, gross international reserves of the Republic were $75.3 billion, an increase from the $62.4 billion recorded as of December 31, 2010. The increase was due mainly to income from foreign investments by Bangko Sentral and revaluation gains on Bangko Sentral’s gold holdings. The level of gross international reserves as of December 31, 2011 was sufficient to cover approximately 11.3 months of imports of goods and payments of services and income, and was equivalent to 10.7 times the Republic’s short-term debt based on original maturity and 7.0 times based on residual maturity. Net international reserves at the end of 2011 were $75.3 billion.

As of December 31, 2012, gross international reserves were $83.8 billion, an increase of 11.3% over the $75.3 billion recorded as of December 31, 2011. The increase was due mainly to a $5.5 billion increase in foreign investments and a $2.3 billion increase in gold reserves over the same period. The level of gross international reserves as of December 31, 2012 was sufficient to cover approximately 11.9 months of imports of goods and payments of services and income, and was equivalent to 9.9 times the Republic’s short-term debt based on original maturity and 6.5 times based on residual maturity. Net international reserves at the end of December 2012 were $83.8 billion.

Gross international reserves were $84.0 billion as of November 30, 2013, an increase of 0.1% over the $83.9 billion recorded as of November 30, 2012 and an increase of 0.2% over the $83.8 billion recorded as of December 31, 2012. The increase in the first 11 months of 2013 was mainly due to an increase of $2.2 billion in foreign investments and of $572 million in foreign exchange, which were largely offset by a decrease of $2.6 billion in gold. The level of gross international reserves as of November 30, 2013 was sufficient to cover approximately 12.0 months of imports of goods and payments of services and income, and was equivalent to 9.0 times the Republic’s short-term debt based on original maturity and 6.0 times based on residual maturity. Net international reserves at the end of November 2013 were $84.0 billion.

Monetary System

Monetary Policy

In 1993, the Government established Bangko Sentral, the Republic’s central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines. Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing, all of which had contributed to substantial deficits at the old Central Bank of the Philippines.

Bangko Sentral’s primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

Bangko Sentral’s functions include:

•	conducting monetary policy;

•	issuing the national currency;

•	managing foreign currency reserves;

•	acting as depository for the Government, its political subdivisions and instrumentalities and Government-owned corporations; and

•	regulating banks and quasi-banks in the Philippines.

The Government owns all of the capital stock of Bangko Sentral. A seven-member Monetary Board consisting of Bangko Sentral’s Governor, a member of the Cabinet designated by the President, and five full-time private sector representatives governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

Philippine law requires Bangko Sentral to maintain international reserves adequate to meet any foreseeable net demands for foreign currencies. As of December 31, 2012, Bangko Sentral had total assets of (Peso)3,975.9 billion, of which international reserves accounted for (Peso)3,424.3 billion. Bangko Sentral’s remaining assets consist mainly of peso-denominated financial assets including investment securities and loans and advances, and its liabilities consist mainly of deposits of banks and quasi-banks, currency in circulation, government deposits and securities sold under agreements to repurchase.

Money Supply

The following table presents certain information regarding the Philippines’ money supply. In July 2013, Bangko Sentral adopted a new system for compiling and reporting monetary statistics called the Standardized Report Forms (the “SRF”) format as part of Bangko Sentral’s adherence to international best practices in statistical compilation. The SRF is a unified international framework for reporting monetary and financial statistics to the IMF. Under the SRF, foreign and domestic assets reported by Bangko Sentral are no longer presented net of liabilities; rather, liabilities are reported separately. The presentation of general Government assets, however, remains net of liabilities. The adoption of the SRF system did not result in any change to overall monetary balances. However, Bangko Sentral has, in connection with the adoption of the SRF, also implemented certain recommendations from the IMF pertaining to the inclusion of unsecured subordinated debt and accrued interest expense, which has given rise to minor changes in amounts previously reported.

	Money Supply (SRF-based) As of December 31,
	2008	2009	2010	2011	2012	2013(1)
	(Peso in billions, except percentages)
M1(2)
Currency in circulation	429.6	456.4	480.1	514.9	558.8	551.3
Current account deposits	631.5	761.2	868.4	979.8	1,048.0	1,311.7
Total	1,061.1	1,217.7	1,348.5	1,494.7	1,606.8	1,863.0
percentage increase(3)	15.5%	14.8%	10.7%	10.8%	7.5%	27.2%
M2(4)	3,539.7	3,881.0	4,283.9	4,582.4	5,008.2	6,038.2
percentage increase(3)	6.8%	9.6%	10.4%	7.0%	9.3%	33.2%
M3(5)	3,711.7	4,077.5	4,483.3	4,802.4	5,227.5	6,258.6
percentage increase(3)	10.1%	9.9%	10.0%	7.1%	8.9%	32.5%

Sources: Bangko Sentral, Department of Economic Statistics.

Notes:

(1)	Preliminary data as of October 31, 2013.

(2)	Consists of currency in circulation and demand deposits.

(3)	Period-on-period.

(4)	Consists of M1, savings deposits and time deposits.

(5)	Consists of M2 and deposit substitutes.

As of December 31, 2009, the Republic’s money supply (M3) was (Peso)4.1 trillion, a 9.9% increase from the level recorded as of December 31, 2008. The increase was attributable to growth in net foreign assets, which grew by 19.5% for the year. Growth in net foreign assets was due primarily to an expansion in foreign assets held by Bangko Sentral. Net domestic assets also grew by 8.4% in 2009 due mainly to the expansion of claims on other sectors as well as net claims on the Government.

As of December 31, 2010, the Republic’s money supply (M3) was (Peso)4.5 trillion, a 10.0% increase from the level recorded as of December 31, 2009. The increase in liquidity as of December 31, 2010 was primarily attributable to growth in net foreign assets, which grew by 18.4% compared to the level as of December 31, 2009. The increase in net foreign assets was due mainly to the continued expansion of Bangko Sentral’s investment in foreign assets, which grew by 34.9% from the level recorded as of December 31, 2009. As of December 31, 2010, net domestic assets grew by 8.9% from the level recorded as of December 31, 2009. Growth in net domestic assets was due primarily to the 10.4% growth in claims on other sectors, largely driven by the 10.2% increase in claims on the private sector. Net claims on the Government also increased by 4.6% compared to the level recorded as of December 31, 2009.

As of December 31, 2011, the Republic’s money supply (M3) was (Peso)4.8 trillion, an increase of 7.1% from the (Peso)4.5 trillion recorded as of December 31, 2010. The increase in liquidity as of December 31, 2011 compared to the prior year was primarily attributable to growth in base money supply, which grew by 10.8% compared to the level as of December 31, 2010. Money supply growth was largely driven by domestic claims, which grew by 12.7% compared to the prior year. This growth was driven primarily by claims on other sectors, particularly claims on public non-financial corporations, which increased by 65.3% compared to the prior year. Net foreign assets also increased by 13.6% compared to the prior year. Bangko Sentral’s net foreign asset position increased by 21.7% over the period, which was partially offset by a decrease of 2.4% in the net foreign asset position of other depository corporations.

As of December 31, 2012, the Republic’s money supply (M3) was (Peso)5.2 trillion, an increase of 8.9% from the (Peso)4.8 trillion recorded as of December 31, 2011. The increase in liquidity as of December 31, 2012 compared to the prior year was primarily attributable to domestic claims, which increased by 6.5% compared to the prior year. The increase was driven primarily by claims on other sectors, particularly claims on the private sector, which grew by 14.1% compared to the prior year. The increase in claims on other sectors was partially offset by a decrease of 18.0% in net claims on the Government, resulting from a substantial increase in liabilities to the Government. Bangko Sentral’s net foreign asset position increased by 4.6% over the period, which was largely offset by a decline in the net foreign asset position of other depository corporations.

As of October 31, 2013, the Republic’s money supply (M3) was (Peso)6.3 trillion, an increase of 32.5% from the (Peso)4.7 trillion recorded as of October 31, 2012 and an increase of 19.7% from the (Peso)5.2 trillion recorded as of December 31, 2012. The growth in money supply in 2013 has been driven mainly by the sustained expansion in domestic claims or credits to the domestic economy. This reflects the faster growth in bank lending to the private sector. At the same time, steady foreign exchange inflows from OFW remittances, business process outsourcing receipts and portfolio investments also continued to boost domestic liquidity growth.

The growth in money supply (M3) in the third quarter of 2013 has also been due in part to the operational adjustments in Bangko Sentral’s Special Deposit Account Facility. The adjustments to the facility are aimed at encouraging financial institutions to deploy funds in the domestic financial market to facilitate credit and investment, thereby supporting domestic economic activity.

The following table presents information regarding domestic interest and deposit rates.

	Domestic Interest and Deposit Rates
	2008	2009	2010	2011	2012	2013(1)
	(weighted averages per period)
91-day Treasury bill rates	5.4%	4.2%	3.7%	1.4%	1.6%	0.4%
90-day Manila reference rate(2)	7.5%	7.3%	6.9%	6.7%	5.3%	1.4%
Bank average lending rates	8.8%	8.5%	7.7%	6.6%	5.7%	5.8%

Source: Bangko Sentral.

Notes:

(1)	Preliminary data for the first 10 months of 2013.

(2)	Based on promissory notes and time deposit transactions of sample commercial banks.

Monetary Regulation

On July 9, 2009, in response to the continued global economic downturn, the Monetary Board set policy interest rates at 4.0% for the RRP rate and 6.0% for the RP rate. The lowering of key interest rates in July 2009 was set after six prior decisions of the Monetary Board to cut rates since December 2008 as part of Bangko Sentral’s efforts to support the financial markets and real economy of the Republic. The Monetary Board based its decisions mainly on expected lower inflation in 2009 and 2010, which would support lower policy interest rates. From an RRP rate of 6.0% and an RP rate of 8.0% in early December 2008, the Monetary Board lowered the RRP and RP rates by 0.5% on December 18, 2008 and again on January 29, 2009. Subsequently, the Monetary Board lowered the RRP and RP rates by 0.25% on each of March 5, 2009, April 16, 2009 and May 28, 2009.

On November 18, 2010, based on the assessment that the then-current monetary policy was appropriate and given the favorable inflation outlook, the Monetary Board decided to maintain its policy interest rates at 4.0% for the RRP rate and at 6.0% for the RP rate. The interest rates on term RRP and RP facilities as well as special deposit accounts were also maintained.

In its meeting on March 23, 2011, the Monetary Board increased the RRP rate from 4.0% to 4.25% and increased the RP rate from 6.0% to 6.25%. The Monetary Board’s decision was based on signs of increased inflationary pressures and associated increase in inflationary risks, particularly related to international food and oil prices.

On May 5, 2011, the Monetary Board again increased the RRP rate and the RP rate to 4.5% and 6.5%, respectively. The Monetary Board’s decision to further increase these rates was based on indications that the 3% to 5% inflation target for 2011 remained at risk due to inflationary pressures, primarily as a result of continued strong global demand for oil and associated concerns about reduced supply.

On both June 24, 2011 and August 5, 2011, the Monetary Board increased by 1% the reserve requirements on bank deposits and non-bank deposit substitutes. Increasing reserve requirements was used as a tool to subdue inflationary pressures during the period and to moderate inflows of foreign capital in the country.

On January 29, 2012, the Monetary Board reduced the RRP rate and the RP to 4.25% and 6.25%, respectively. On March 1, 2012, the Monetary Board reduced the RRP rate and the RP rate again to 4.0% and 6.0%, respectively.

In its meeting on June 14, 2012, the Monetary Board decided to maintain its policy rates at 4.0% for the RRP rate and 6.0% for the RP rate following expectations of a favorable inflation environment. Reserve requirements were also maintained at the levels previously announced. The Monetary Board noted that sufficient liquidity and strong bank lending, as supported by existing low interest rates, should help sustain domestic real sector activity in the upcoming months. However, on July 26, 2012, in response to the continued uncertainty in the global financial markets, the Monetary Board reduced both the RRP rate and RP rate by 0.25% to 3.75% and 5.75%, respectively. On October 25, 2012, the Monetary Board again reduced both the RRP rate and RP rate by 0.25% to 3.50% and 5.50%, respectively The Monetary Board has maintained its policy rates at 3.50% for the RRP rate and 5.50% for the RP rate. The Monetary Board monitors emerging price and output conditions to ensure that monetary policy remains consistent with price stability while being supportive of economic growth.

Commercial bank lending rates over the past five years were an average range of 7.5% to 9.5% in 2008, 7.3% to 9.3% in 2009, 6.6% to 8.7% in 2010, 5.6% to 7.8% in 2011 and 5.3% to 6.6% in 2012. In the first eight months of 2013, the average range of lending was 5.4% to 6.2%, compared to the first eight months of 2012, when the average range of lending was 5.4% to 6.6%.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2008	47.485	44.475
2009	46.356	47.637
2010	43.885	45.110
2011	43.928	43.313
2012	41.192	42.229
2013(2)	43.736	42.295

Sources: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.

(2)	Data for the first 11 months of 2013.

Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits overseas without restriction. However, foreign exchange may not be purchased from the domestic banking system for deposit in these overseas accounts.

Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks in the Philippines. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the Philippine banking system. For a discussion of Bangko Sentral’s loan approval regime, see “The Philippine Financial System—Foreign Currency Loans.”

While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

Individual or corporate non-residents may open peso bank accounts without Bangko Sentral’s approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

In 2009, the average exchange rate was (Peso)47.637 per U.S. dollar, compared to (Peso)44.475 per U.S. dollar in 2008. The weakening of the peso was attributable to concerns over the sovereign debt problem in Europe and the Republic’s deteriorating fiscal position. These trends were offset in part by a revival of capital inflows in Asia, sustained foreign exchange inflows from OFW remittances, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies.

In 2010, the average exchange rate was (Peso)45.110 per U.S. dollar, compared to (Peso)47.637 per U.S. dollar in 2009. The strengthening of the peso was attributable to the country’s favorable external payments position, which was driven by strong export performance, robust inflow of OFW remittances, solid BPO revenues and tourist receipts, and the weakening of the U.S. dollar.

In 2011, the average exchange rate was (Peso)43.313 per U.S. dollar, compared to (Peso)45.110 per U.S. dollar in 2010. The general strengthening of the peso against the U.S. dollar was attributable to a revival of capital inflows into Asia, sustained foreign exchange inflows from OFW remittances, portfolio investments, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies. These trends were offset in part by concerns over the sovereign debt situation in Europe and the Republic’s fiscal position.

In 2012, the average exchange rate was (Peso)42.229 per U.S. dollar, compared to (Peso)43.313 per U.S. dollar in 2011. The strengthening of the peso against the U.S. dollar was attributable to sustained inflows of foreign exchange from OFW remittances, export receipts, portfolio investments and foreign direct investments. Further, the slow growth in advanced economies and the U.S. Federal Reserve’s announcement of a new round of monetary stimulus, along with speculation that Japan would implement monetary easing, fuelled demand for assets in the Republic, and contributed to appreciation of the peso. These trends were partially offset by faltering global economic growth and lingering concerns over the sovereign debt situation in Europe, which created volatility in the global financial markets.

In the first 11 months of 2013, the peso depreciated against the U.S. dollar by 6.2% as measured on November 30, 2013, closing at (Peso)43.736 per U.S. dollar. During 2013, the performance of the peso against the U.S. dollar was generally in line with that of other Asian currencies, except the Korean won and Chinese yuan. The weakening of the peso was due to concerns over the normalization of monetary policy in the United States and the lowering of growth forecasts for several Asian economies, including China. Nonetheless, the high level of the Republic’s gross international reserves provided broad stability for the peso. Gross international reserves were $84.0 billion as of November 30, 2013, compared to $83.6 billion as of October 31, 2013.

On December 11, 2013, the peso-U.S. dollar exchange rate was (Peso)44.262 per U.S. dollar.

Stabilization of the Peso

Since it allowed the peso to float on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. Since 2008, these measures have included the following:

•

On January 15, 2009, the Monetary Board approved the third phase of reforms in the foreign exchange regulatory framework and the release of the new Manual of Regulations on Foreign Exchange Transactions. The third phase of reforms, which also consolidates all the provisions in the first and second phases of reforms, includes the liberalization and streamlining of rules on foreign borrowings of private banks for relending purposes and registration of inward foreign portfolio investments; and provisions intended to improve monitoring of foreign exchange flows and to formalize and clarify existing practices.

•

On April 23, 2009, the Monetary Board approved the streamlining of the documentation requirements and other reforms on the sale of foreign exchange by foreign exchange dealers and money changers, making it possible for residents with foreign loans/foreign currency loans as well as foreign investors that chose not to seek Bangko Sentral approval and/or registration of the loans/investments to source their foreign exchange requirements from foreign exchange dealers and money changers without necessarily compromising compliance with anti-money laundering regulations.

•

On October 28, 2010, the Monetary Board approved certain amendments to the Manual of Regulations on Foreign Exchange Transactions. The measures increased the limit on non-trade current account transactions without supporting documents from $30,000 to $60,000; increased the limit on the sale of foreign currency for advance payment of imports without prior Bangko Sentral approval from $100,000 to $1 million; and increased the amount of foreign currency that may be purchased by residents from authorized agent banks and authorized agent bank-forex corporations without prior Bangko Sentral approval for outward investments from $30 million to $60 million per investor per year or, in the case of qualified investors, per fund.

•

In November 2011, the Monetary Board amended existing foreign exchange regulations to make transactions within the banking system easier for the general public. The Monetary Board also imposed higher capital charges for foreign exchange exposures.

•

On October 28, 2011, the Monetary Board increased the market risk weight of Non-Deliverable Forwards (“NDFs”) to reflect the potential systemic risk from NDF transactions as a result of the increased volatility in the foreign exchange markets. NDFs were assigned a higher risk weight equivalent to a compound annual return of 15.0% (previously 10.0%) effective on January 1, 2012.

•

On July 7, 2012, the Monetary Board announced that it would require banks and their trust departments to restrict investment in its short-term special deposit instruments from non-residents in order to help address speculation that could heighten volatility in the foreign exchange market.

The Philippine Financial System

Composition

The following table sets out the total assets of the Philippine financial system by category of financial institution.

	Total Assets of the Financial System(1) As of December 31,
	2008	2009	2010	2011	2012		2013(2)
	(Peso in billions)
Banks
Universal/Commercial banks	5,282.6	5,779.1	6,423.7	6833.0	7,486.7		8,322.5
Thrift banks	499.9	554.6	626.4	623.6	681.6		763.8
Rural and cooperative banks	163.9	178.2	180.1	186.8	190.1	(3)	190.1	(3)

Total banks	5,946.3	6,511.8	7,230.2	7,643.4	8,358.3		9,276.5

Non-bank financial institutions	1,438.0	1,689.8	1,816.1	2,002.2	2,157.8		2,256.2

Total assets	7,384.4	8,201.6	9,046.3	9,645.6	10,516.2	(4)	11,532.7	(4)

Source: Bangko Sentral.

Notes:

(1)	Excludes assets of Bangko Sentral.

(2)	Preliminary data as of August 31, 2013, unless otherwise indicated.

(3)	As of September 30, 2012.

(4)	Total assets as of December 31, 2012 and August 31, 2013 are both derived using the total assets of rural and cooperative banks as of September 30, 2012, the most recent date at which such figure is available.

The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits and deposit substitutes. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

Bangko Sentral, through its supervision and examination sector, supervises all banks and non-banks with quasi-banking functions or those with trust authorities such as investment management activities. This includes subsidiaries and affiliates of banks and quasi-banks engaged in related activities and those non-bank financial institutions placed under the effective supervision of Bangko Sentral through special laws such as pawnshops and non-stock savings and loan associations. The Monetary Board serves as the main policy-making body and has the ultimate supervisory authority.

Structure of the Financial System

The Philippine financial system consists of universal banks, commercial banks, thrift banks, rural and cooperative banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

Commercial banks may:

•	accept drafts;

•	issue letters of credit, discounting and negotiating promissory notes, drafts, bills of exchange and other evidences of indebtedness;

•	receive deposits and deposit substitutes;

•	buy and sell foreign exchange and gold and silver bullion;

•	acquire marketable bonds; and

•	lend money on a secured or unsecured basis.

Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-allied enterprises and own up to 100% of the equity in a thrift bank, a rural bank, a financial allied enterprise or a non-financial allied enterprise. In the case of a publicly listed universal bank, it may also own up to 100% of the voting stock of only one other universal bank or commercial bank. As of June 30, 2013, the Republic had 36 operating universal and commercial banks, with a total of 5,198 branches.

The following table sets out the outstanding loans of universal and commercial banks classified by sector.

	Universal and Commercial Banks’ Outstanding Loans by Sector(1) As of December 31,
	2008		2009		2010		2011		2012		2013(2)
	(Peso in millions, except percentages)
Total	2,519,636	100.0%	2,745,986	100.0%	2,825,455	100.0%	3,252,378	100%	3,650,760	100%	3,926,527	100.0%
Agriculture, hunting and forestry	281,867	11.2%	305,159	11.1%	347,996	12.3%	161,242	5.0%	136,709	3.7%	131,035	3.3%
Fishing	3,969	0.2%	3,460	0.1%	3,718	0.1%	6,791	0.2%	8,117	0.2%	8,681	0.2%
Mining and quarrying	9,180	0.4%	5,237	0.2%	15,783	0.6%	24,955	0.8%	14,135	0.4%	18,316	0.5%
Manufacturing	403,251	16.0%	327,389	11.9%	387,726	13.7%	541,117	16.6%	558,796	15.3%	555,688	14.2%
Electricity, gas and water supply	138,767	5.5%	144,245	5.3%	166,602	5.9%	258,207	7.9%	283,140	7.8%	359,532	9.2%
Construction	34,682	1.4%	25,307	0.9%	29,147	1.0%	37,408	1.2%	53,565	1.5%	73,128	1.9%
Wholesale, retail, trade, and repair of motor vehicles, motorcycles, personal and household goods	228,766	9.1%	240,964	8.8%	255,842	9.1%	416,409	12.8%	475,602	13.0%	510,249	13.0%
Hotel and restaurant	21,274	0.8%	28,279	1.0%	34,147	1.2%	37,028	1.1%	42,732	1.2%	57,456	1.5%
Transportation, storage and communication	112,635	4.5%	150,046	5.5%	144,690	5.1%	174,501	5.4%	238,518	6.5%	225,331	5.7%
Financial intermediation(3)	585,205	23.2%	779,499	28.4%	671,983	23.8%	635,549	19.5%	710,180	19.5%	714,435	18.2%
Real estate, renting and business activities	281,749	11.2%	319,468	11.6%	356,678	12,6%	455,710	14.0%	578,928	15.9%	653,379	16.6%
Public administration and defense; compulsory social security	54,101	2.2%	66,314	2.4%	67,420	2,4%	96,748	3.0%	106,241	2.9%	105,104	2.7%
Education	10,868	0.4%	9,825	0.4%	9,912	0,4%	10,620	0.3%	11,908	0.3%	11,899	0.3%
Health and social work	8,970	0.4%	10,527	0.4%	10,631	0,4%	12,080	0.4%	14,599	0.4%	19,620	0.5%
Other community, social and personal services	95,391	3.8%	71,544	2.6%	63,612	2,3%	88,067	2.7%	89,388	2.5%	85,725	2.2%
Undifferentiated production activities of private households	37,799	1.5%	28,629	1.0%	30,883	1,1%	37,269	1.2%	39,240	1.1%	42,585	1.1%
Others(4)	211,162	8.4%	230,092	8.4%	228,686	8,1%	258,678	8.0%	288,962	7.9%	354,365	9.0%

Source: Bangko Sentral.

Note:

(1)	Net of amortization.

(2)	Preliminary data as of October 31, 2013.

(3)	Includes interbank loans receivable, loans to Bangko Sentral and loans and receivables arising from repurchase agreements, certificates of assignment/participation with recourse, and securities lending and borrowing transactions.

(4)	Includes loans to individuals for consumption purposes and loans to non-residents.

Thrift banks invest their capital and the savings of depositors in:

•	financings for homebuilding and home development;

•	readily marketable debt securities;

•	commercial papers and accounts receivables, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

•

short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

As of June 30, 2013, the Republic had 70 operating thrift banks (including microfinance-oriented banks), with a total of 1,662 branches.

Rural and cooperative banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of June 30, 2013, the Republic had 577 operating rural and cooperative banks with a total of 2,647 branches.

As of June 30, 2013, there were 191 thrift and rural banks that are considered microfinance oriented banks, with more than 50% of their operations dedicated to lending amounts as low as (Peso)5,000.

The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small- and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic’s agrarian reform program. The Development Bank and the Land Bank also operate as universal banks. The Al-Amanah Islamic Investment Bank promotes the development of the ARMM by offering banking, financing and investment services based on Islamic banking principles and rulings.

Non-bank financial institutions are primarily long-term financing institutions, though they also facilitate short-term placements in other financial institutions. As of June 30, 2013, Bangko Sentral regulated or supervised 13 non-bank financial institutions with quasi-banking functions. Bangko Sentral also supervised or regulated 6,306 non-bank financial institutions without quasi-banking functions.

Recent Financial System Developments

In the third quarter of 2013, the Philippine banking system grew 14% in total loan portfolio, 28.4% in deposit liabilities and 11.5% in capital accounts, compared with the same period in 2012. Despite the difficult global financial environment, the Philippine banks registered net profit of (Peso)126.9 billion for the nine months ended September 30, 2013, which represented a 41.4% increase over net profit of (Peso)89.7 billion for the same period in 2012. Annualized return-on-equity stood at 23.2% for the second quarter of 2013, up from 16.6% for the same period in 2012, and annualized return-on-assets was up 2.7%, compared with 1.9% for the same period in 2012. As of September 30, 2013, the non-performing asset ratio declined to 3.0%, compared to 3.1% as of September 30, 2012. As of March 31, 2013, the universal and commercial banks’ capital adequacy ratio, on a consolidated basis, stood at 18.9%, and the net-tier-1 capital ratio was at 15.9%. Liquidity increased, as the liquid assets-to-deposits ratio increased to 58.8% as of September 30, 2013 from 57.5% as of September 30, 2012.

Non-Performing Loans

The following table provides information regarding non-performing loans (“NPL”) for universal and commercial banks for the periods indicated.

	Total Loans (Gross) and Non-Performing Loans by type of Bank
	As of December 31,					2013(1)
	2008	2009	2010	2011	2012
	(Peso in billions, except percentages)
Expanded commercial/Universal banks(2)
Total loans	1,619.7	1,817.8	1,855.9	2,193.8	2,581.7	2,732.0
Total non-performing loans	63.5	56.3	55.2	46.1	44.5	73.6
Ratio of non-performing loans to total loans	3.9%	3.1%	3.0%	2.1%	1.7%	2.7%
Non-expanded/Commercial banks(2)
Total loans	180.9	187.0	199.5	229.0	172.9	195.0
Total non-performing loans	11.4	12.3	11.7	12.3	9.2	9.7
Ratio of non-performing loans to total loans	6.3%	6.6%	5.9%	5.4%	5.3%	5.0%
Government banks(3)
Total loans	361.9	351.6	341.7	449.5	443.2	432.1
Total non-performing loans	8.2	8.3	10.3	10.2	10.5	14.9
Ratio of non-performing loans to total loans	2.3%	2.4%	3.0%	2.3%	2.4%	3.5%
Foreign banks(4)
Total loans	339.8	368.4	404.5	349.5	419.9	401.7
Total non-performing loans	5.1	4.1	3.0	3.4	3.4	2.7
Ratio of non-performing loans to total loans	1.5%	1.1%	0.7%	1.0%	0.8%	0.7%
Total loans	2,502.3	2,724.9	2,801.7	3,221.8	3,617.7	3,760.9
Total non-performing loans	88.2	80.9	80.2	71.9	67.5	100.9
Ratio of non-performing loans to total loans	3.5%	3.0%	2.9%	2.2%	1.9%	2.7%

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of June 30, 2013.

(2)	Includes ING Bank and excludes Land Bank of the Philippines and Development Bank of the Philippines.

(3)	Consists of Land Bank, Development Bank and Al-Amanah Islamic Investment Bank.

(4)	Consists of 14 foreign banks; excludes four foreign bank subsidiaries.

As of December 31, 2009, the ratio of non-performing loans to total loans was 3.0%, which was 0.5% lower than the 3.5% recorded as of December 31, 2008. This improvement in the non-performing loan ratio was due mainly to an 8.3% decline in non-performing loans from (Peso)88.2 billion in 2008 to (Peso)80.9 billion in 2009, combined with an 8.9% expansion in the total loan portfolio from its 2008 levels.

As of December 31, 2010, the ratio of non-performing loans to total loans was 2.9%, which was 0.1% lower than the 3.0% recorded as of December 31, 2009. This reduction primarily resulted from a 2.8% expansion in the total loan portfolio from the levels recorded as of December 31, 2009, and a 0.9% decrease in non-performing loans from (Peso)80.9 billion as of December 31, 2009 to (Peso)80.2 billion as of December 31, 2010.

As of December 31, 2011, the ratio of non-performing loans to total loans was 2.2%, compared with the ratio of 2.9% recorded as of December 31, 2010. While non-performing loans decreased by 10.3% to (Peso)71.9 billion as of December 31, 2011 from the (Peso)80.2 billion recorded as of December 31, 2010, the total loan portfolio increased by 15.0% to (Peso)3,221.8 billion recorded as of December 31, 2011 from (Peso)2,801.7 billion as of December 31, 2010.

As of December 31, 2012, the ratio of non-performing loans to total loans was 1.9%, compared with the ratio of 2.2% recorded as of December 31, 2011. While non-performing loans decreased by 4.4% to (Peso)67.5 billion as of December 31, 2012 from the (Peso)71.9 billion recorded as of December 31, 2011, the total loan portfolio increased by 12.3% to (Peso)3,617.7 billion recorded as of December 31, 2012 from (Peso)3,221.8 billion as of December 31, 2011.

As of June 30, 2013, the ratio of non-performing loans to total loans was 2.7% compared to 1.9% as of December 31, 2012. Starting in January 2013, Bangko Sentral adopted a new definition for non-performing loans. Under the old definition, non-performing loans were reported net of loans considered a “loss” but fully provisioned. Following the change in definition, gross non-performing loans represent the actual level of non-performing loans, without any adjustment for loans treated as a “loss” and fully provisioned.

Financial Sector Reforms

The Government has undertaken a number of reforms in the financial sector intended to reduce bank holdings of non-performing assets and improve the health of the banking industry in general. Certain of these reforms are discussed below.

On December 19, 2005, the Monetary Board partially lifted a moratorium on the establishment of bank branches and other banking offices that had been in place since 1999. This action was aimed primarily at increasing competition among banks and improving banking services and accessibility in underserved areas. Under the Monetary Board’s new guidelines, banks that meet certain qualification requirements may establish branches anywhere in the Philippines, except in selected areas of Metro Manila that are to be opened to increased competition in phases through June 2014. On May 30, 2012, the Monetary Board also removed the limit on the number of branches for which banks may apply.

Bangko Sentral has supported amendments to its charter to strengthen regulation of the banking sector. The proposed amendments, which have been recommended for approval by the Committee on Banks and Financial Intermediaries and have been referred to the Department of Budget and Management and the Department of Finance for position papers, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for bank supervisors acting in their official capacity. As of the date of this prospectus, the proposed legislative bills amending the Bangko Sentral Charter are currently pending in both houses of Congress.

On August 22, 2008, the Personal Equity and Retirement Account Law was signed into law. The law aims to improve the Republic’s savings rate and support the development of the domestic capital markets by setting up a personal savings plan for employees similar to the 401(k) pension scheme adopted in the United States.

On October 31, 2008, the Credit Information System Act was signed into law. The act aims to establish a comprehensive credit information system in the Republic, and also seeks to improve access to credit, lower the cost of credit to borrowers and reduce reliance on collateral-based lending.

On June 30, 2009, Republic Act No. 9648, or the Documentary Stamp Tax Law, was signed into law. The law exempts the sale, barter or exchange of shares of stock listed and traded through the Philippine Stock Exchange from documentary stamp taxes. The law is intended to stimulate trading in the local capital markets.

On December 17, 2009, Republic Act No. 9856, or An Act Providing the Legal Framework for Real Estate Investment Trusts and Other Purposes became law as then President Arroyo neither signed nor vetoed the enrolled bill approved by Congress. The law, which aims to further develop the capital markets in the Republic, governs the operation of real estate investment trusts (“REITs”) that employ the pooled capital of investors to acquire and manage income from mortgage loans. Under the law, REITs are listed stock corporations that will provide small and large investors with options to participate directly in the ownership, financing and management of large-scale real estate projects at affordable rates of investment. REITs will be in the form of a corporation that is mandated to distribute at least 90% of its net income as dividends to shareholders while the corporate tax of 30% will be imposed on the remainder of the net income. The law also grants various tax incentives to eligible REITs.

On July 26, 2011, the BIR implemented revised tax rules on companies that qualify as REITs. These implementing rules permit companies that qualify as REITs to deduct dividends paid to their shareholders from their gross income for the purposes of determining the REIT’s income tax liability. Income payments by REITs are also subject to a preferential withholding rate of 1% (as opposed to the rate of 6% for ordinary corporations), and the stamp taxes and registration fees that REITs pay on the sale or transfer of real estate property are to be reduced by 50%.

On January 10, 2011, Bangko Sentral started the process of integrating Philippine banking practices with Basel III standards. Basel III, which is the most recent update to the Basel Accord establishing a global risk-based capital adequacy framework issued by the Basel Committee on Banking Supervision, states that a majority of a bank’s capital base must be in the form of common equity elements and sets out minimum criteria for instruments to qualify in each of the agreement’s sub-categories of capital. Bangko Sentral has issued guidelines on using non-common equity components in a bank’s capital base as a basis for determining capital instruments that could be counted as regulatory capital by Philippine banks. These guidelines apply to capital instruments issued on or after January 1, 2011.

On January 3, 2012, Bangko Sentral issued a Basel III implementation roadmap and on January 10, 2012 defined qualifying capital instruments in accordance with Basel III. Bangko Sentral has also announced the country’s adoption of Basel III standards for risk-based capital covering universal and commercial banks by January 2014, four years ahead of the deadline given by the Basel Committee.

Bangko Sentral has also implemented regulatory measures to strengthen the framework of banks’ corporate governance, imposed higher capital charges to curb speculative foreign exchange transactions, implemented an internal capital adequacy assessment process framework for foreign bank branches, issued guidelines for the early adoption of the Philippine Financial Reporting Standard 9, increased the minimum capital requirement for thrift banks and allowed them to invest in readily marketable foreign currency- denominated debt instruments.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Requirements
Private sector loans:

• guaranteed by a public sector entity or a local commercial bank;	Prior approval, subsequent registration and reporting requirements.

• granted by foreign currency deposit units that are specifically or directly funded from, or collateralized by, offshore loans or deposits;

• obtained by banks and financial institutions with a term exceeding one year which will be re-lent to public and private enterprises; or

• serviced using foreign exchange purchased from the banking system, unless specifically exempted from the prior approval requirement.

• Private sector loans which are specifically exempted from the prior approval requirement and which will be serviced with foreign exchange purchased from the banking system.	Subsequent registration and reporting requirements.

• All private sector loans to be serviced with foreign exchange not purchased from the banking system.	Reporting requirements.

Public sector offshore loans except:

• short-term foreign currency deposit loans for trade financing and	Prior approval and reporting requirements.

• short-term interbank borrowings.

The Philippine Securities Markets

History and Development

The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Philippine SEC to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

On June 29, 1998, the Philippine SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member’s books of account and conducting audits.

To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20.0 million to (Peso)99.9 million of which at least 25% must be subscribed and fully paid.

In August 2001, the Philippine Stock Exchange completed its conversion to a publicly held stock corporation. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The listing of its shares on the Philippine Stock Exchange took effect in December 2003 and 40% of the unissued shares were sold through a private placement in February 2004.

As of November 30, 2013, the Philippine Stock Exchange had 256 listed companies and 135 active trading participants.

As of November 30, 2013, the Philippine Stock Exchange composite index closed at 6,208.8 compared to a close of 5,812.7 on December 28, 2012, 4,372.0 on December 29, 2011, 4,201.1 on December 30, 2010, 3,052.7 on December 29, 2009 and 1,872.9 on December 24, 2008.

In 2012, the average of the Philippine Stock Exchange composite index was 5,169.0, compared to the average index level of 4,185.7 in 2011, 3,521.6 in 2010, 2,469.8 in 2009 and 2,631.0 in 2008.

In addition to the Philippine Stock Exchange, the Philippine Dealing and Exchange Corporation (“PDEX”), which deals mainly with trading of foreign exchange and fixed-income securities, was granted self-regulatory organization status by the Philippine SEC in 2006. The Corporation registered a trading volume of (Peso)4,198 billion of both government and corporate securities in the first half of 2013, an increase of 126.3% from the (Peso)1,855 billion registered during the same period in 2012.

Government Securities Market

The Bureau of the Treasury currently conducts weekly public offerings of treasury bills with maturities of 91 days, 182 days and 364 days, as well as treasury bonds with maturities ranging from two years to 25 years.

As of December 31, 2008, outstanding Government securities amounted to (Peso)2.5 trillion, 59.1% of which were regular issuances of treasury bills and FXTBs. The remaining 40.9% of Government issued debt securities were benchmark bonds, special bond issuances, other notes and bonds and Government-guaranteed corporate debt. The increase in Bangko Sentral’s borrowing and lending rates by 0.25% on August 28, 2008, following a combined increase of 0.75% in June and July 2008, translated into an increase in the cost of borrowing of banks from Bangko Sentral.

As of December 31, 2009, outstanding Government securities amounted to (Peso)2.5 trillion, 50.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes and Government-guaranteed debt, among others. On January 27, 2009, the Republic completed a domestic bond exchange whereby approximately (Peso)144.5 billion in aggregate principal amount of five- and seven-year treasury bonds were issued in exchange for approximately (Peso)136.6 billion in aggregate principal amount of bonds maturing between 2009 and 2016.

As of December 31, 2010, outstanding Government securities amounted to (Peso)2.8 trillion, 49.7% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others. On August 19, 2010, the Government raised (Peso)97.5 billion from the sale of five-, seven- and ten-year RTBs. On December 8, 2010, the Government raised (Peso)199.5 billion from the sale of 10- and 25-year bonds.

As of December 31, 2011, outstanding Government securities amounted to (Peso)2.9 trillion, 45.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others. On October 20, 2011, the Government raised (Peso)110.1 billion from the sale of 10- and 15-year RTBs. On July 19, 2011, the Government issued (Peso)323.5 billion and redeemed (Peso)292.5 billion as part of the Domestic Debt Consolidation Program. On March 1, 2012, the Government raised (Peso)179.8 billion from the sale of two- and 15-year RTBs.

As of December 31, 2012, outstanding Government securities amounted to (Peso)3.5 trillion, 74.0% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

As of September 30, 2013, outstanding Government securities amounted to (Peso)3.7 trillion, 72.8% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

Public Finance

The Consolidated Financial Position

The consolidated public sector financial position measures the overall financial standing of the Republic’s public sector. It consists of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation’s accounts, the Oil Price Stabilization Fund and the 14 major GOCCs.

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

	Consolidated Public Sector Financial Position of the Republic
	As of December 31,
	2008	2009	2010	2011	2012
	(Peso in billions, except percentages)
Public sector borrowing requirement:
National Government	(68.1)	(298.5)	(314.5)	(197.8)	(279.1)
CB Restructuring	(8.8)	(8.8)	(7.7)	(3.5)	(3.4)
Monitored Government-owned corporations	(27.2)	(19.3)	(66.9)	(23.7)	(32.0)
Adjustment of net lending and equity to GOCCs	13.8	(3.3)	9.9	1.0	0.0
Other adjustments	0.1	0.0	0.1	0.0	0.0

Total public sector borrowing requirement	(90.2)	(329.8)	(379.0)	(223.9)	(314.5)

As a percentage of GDP	(1.2)%	(4.1)%	(4.2)%	(2.3)%	(2.9)%
Other public sector:
Social Security System and Government Service Insurance System	66.7	39.0	40.1	48.0	66.8
Bangko Sentral(1)	9.4	(7.6)	(63.7)	(47.4)	1.0
Government financial institutions	7.5	10.0	9.5	9.9	9.3
Local government units	35.6	31.8	34.1	34.7	23.5
Timing adjustment of interest payments to Bangko Sentral	2.2	(0.3)	0.4	0.0	0.0
Other adjustments	0.0	0.2	2.9	0.0	0.0

Total other public sector	121.4	88.4	23.2	45.2	100.6

Consolidated public sector financial position	31.2	(241.4)	(355.8)	(178.7)	(213.9)

As a percentage of GDP	0.4%	(3.1)%	(4.0)%	(1.8)%	(2.0)%

Source: Fiscal Policy and Planning Office, Department of Finance.

Note:

(1)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

In 2009, the consolidated financial position of the Republic recorded a deficit of (Peso)241.4 billion, a reversal from the surplus of (Peso)31.2 billion recorded in 2008. The change in consolidated financial position was primarily due to increased borrowing by the Government, which increased from (Peso)68.1 billion in 2008 to (Peso)298.5 billion in

2009. Borrowing increased in order to compensate for reduced revenue collection resulting from the global economic crisis. Borrowing requirements for GOCCs decreased from a deficit of (Peso)27.2 billion in 2008 to a deficit of (Peso)19.3 billion in 2009 due to a substantial reduction of the National Food Authority’s deficit from (Peso)61.3 billion in 2008 to (Peso)27.0 billion in 2009. However, the reduction in the National Food Authority’s deficit was offset by a lower surplus of NPC, PSALM and Transco and the deficit of the Philippine National Oil Company (from a surplus in 2008) due to lower privatization proceeds.

In 2010, the consolidated financial position of the Republic recorded a deficit of (Peso)355.8 billion, an increase from the deficit of (Peso)241.4 billion in 2009, but lower than the Government’s program deficit for the year of (Peso)314.5 billion. The increase in the public sector deficit was largely due to an increase in the deficits recorded by Bangko Sentral and the 14 monitored GOCCs. Borrowing requirements for GOCCs increased from a deficit of (Peso)19.3 billion in 2009 to a deficit of (Peso)66.9 billion in 2010 due to lower privatization proceeds and sales from NPC, Transco and PSALM, and increased investment in irrigation by the National Irrigation Authority.

In 2011, the consolidated financial position of the Republic recorded a deficit of (Peso)178.7 billion, a substantial decrease from the deficit of (Peso)355.8 billion recorded in 2010. The lower deficit level was primarily the result of a lower deficit of the Government, which decreased from (Peso)314.5 billion in 2010 to (Peso)197.8 billion in 2011, as higher aggregate revenue collections, particularly from the BIR, more than offset the higher level of expenditures for the period. The higher level of revenue collections was nevertheless lower than the Government’s program target for the year, mainly as a result of lower revenues due to both lower average tariff rates and lower imports in 2011. A decrease in the borrowing requirements for GOCCs from a deficit of (Peso)66.9 billion in 2010 to a deficit of (Peso)23.7 billion in 2011 primarily due to the National Food Authority’s reduced importation requirements in 2011 as compared with its imports in 2010 also contributed to the lower consolidated deficit. While the deficit attributable to PSALM increased slightly in 2011 as compared with 2010 due to the exhaustion of privatization proceeds, this increase was offset by decreases in the deficits of the National Housing Authority, the Local Water Utilities Administration, the National Electrification Administration and the National Irrigation Administration. The consolidated deficit was equivalent to 1.8% of the Republic’s GDP in 2011.

In 2012, the consolidated fiscal position of the Republic recorded a deficit of (Peso)213.9 billion, an increase from the deficit of (Peso)178.7 billion in 2011, largely due to a 41.1% increase in Government borrowing requirements. However the recorded deficit was lower than the Government’s program deficit for the year of (Peso)286 billion.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures
	Actual						Budget
	2008	2009	2010	2011	2012	2013(1)	2012(2)	2013
	(Peso in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	778.6	750.3	822.6	924.1	1,057.9	898.0	1,066.1	1,253.7
Bureau of Customs	260.2	220.3	259.2	265.1	289.9	224.6	347.1	340.0
Others Government offices(3)	10.4	11.0	11.8	12.8	13.3	11.5	14.2	14.2

Total tax revenues	1,049.2	981.6	1,093.6	1,202.1	1,361.1	1,134.1	1,427.4	1,607.9
As a percentage of GDP	13.6%	12.2%	12.1%	12.3%	12.9%	10.1%	13.3%	13.5%
Non-tax revenues:
Bureau of the Treasury income(4)	63.7	69.9	54.3	75.2	84.1	68.1	61.8	57.7
Fees and charges(5)	6.8	19.3	22.8	26.0	27.8	21.6
Privatizations(6)	31.3	1.4	0.9	0.9	8.3	0.2	2.0	2.0
Foreign grants	0.1	0.2	0.4	0.2	0.1	0.1
Others	51.8	50.8	35.8	55.5	53.5	42.4	69.4	78.2

Total non-tax revenues	153.7	141.6	114.2	157.9	173.8	132.4	133.2	137.9

Total cash revenues	1,174.2	1,071.3	1,160.8	1,326.5	1,496.8	1,249.1	1,526.4	1,718.9
Total cash revenue as a percentage of GDP	14.8%	13.3%	12.9%	13.6%	14.2%	11.1%	14.2%	14.4%
Total non-cash Revenues	58.7	51.9	47.0	33.5	38.1	17.4	34.2	26.9

Total revenues	1,202.9	1,123.2	1,207.9	1,359.9	1,534.9	1,266.5	1,560.6	1,745.8

Cash Expenditures
Personnel services	374.7	414.0	469.4	500.4	542.6	424.3	585.7	624.4
Maintenance and other operating expense	138.7	176.4	182.1	201.2	256.7	211.0	254.6	317.9
Interest payments
Foreign	101.7	114.2	111.6	108.5	111.6	86.0	109.5	104.6
Domestic	170.5	164.7	146.9	170.5	201.2	172.0	208.1	227.6

Total interest payments	272.2	278.9	294.2	279.0	312.8	258.0	317.6	332.2
Subsidies to Government corporation	17.0	17.4	21.0	45.8	42.1	35.4	31.8	45.0
Allotment to local government units	170.6	203.2	216.1	229.6	218.6	181.4	218.7	241.8
Comprehensive agrarian reform program (land acquisition and credit)	4.1	—	—	7.9	—	—	2.5	—
Infrastructure and other capital outlays	172.2	216.5	223.0	159.1	250.8	182.6	298.2	303.4
Capital transfers to local government units	46.7	56.9	58.1	70.3	67.2	54.8	71.3	76.3

Equity and net lending	16.1	6.4	11.4	30.9	48.7	2.8	25.1	15.8

Total cash expenditures	1,212.3	1,369.8	1,475.4	1,524.2	1,739.6	1,350.3	1,805.5	1,956.9

As a percentage of GNI (at current prices)	12.4%	12.9%	12.3%	13.1%	13.8%	13.6%	12.6%	13.8%
Tax expenditures	58.7	51.9	47.0	33.5	38.1	17.4	34.2	26.9

Total expenditures	1,271.0	1,421.7	1,522.4	1,557.0	1,777.7	1,367.7	1,839.7	1,983.8

Surplus/(Deficit)	(68.1)	(298.5)	(314.5)	(197.8)	(242.8)	(101.2)	(279.1)	(238.0)
Financing
Gross domestic borrowings	429.3	321.9	489.8	364.7	282.6	449.9	500.0	630.7
Net domestic borrowings	169.3	77.4	218.6	64.1	101.4	341.9	183.7	303.3
Non-budgetary accounts	(44.5)	2.7	(0.02)	2.8	1.1	(118.9)	(3.5)	953.9
Use of cash balances	47.5	(66.0)	37.2	(79.7)	149.9	45.8
Net foreign borrowings	(9.2)	152.5	133.0	51.2	70.2	(76.0)	105.2	(3.4)

Total net financing requirement	160.6	229.8	351.6	115.3	171.6	265.9	288.9	299.9

Sources: Department of Finance; Department of Budget and Management.

Notes:

(1)	Preliminary data for the first nine months of 2013.

(2)	As adjusted in accordance with the Government’s periodic review of the budget and financing program.

(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4)	Represents interest on deposits, interest on advances to Government-owned corporations, interest on securities, dividends from Government-owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(5)	Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(6)	Represents remittances to the Government from the sale of interests in Government-owned corporations, Government financial institutions and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

Revenues

Sources

The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income taxes, value-added taxes (“VAT”), excise taxes and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government-owned corporations and privatization receipts.

Since 2006, the BIR has implemented the following tax administration improvements:

•	settlement of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

•	a lateral attrition law, which provides incentives for revenue agencies which exceed their revenue targets for given periods and penalties if they fall short of their targets;

•

specialized programs aimed at identification and prosecution of tax evaders, such as the Run After Tax Evaders (“RATES”) program of the BIR and the Run After The Smugglers (“RATS”) program of the Bureau of Customs (the “BOC”);

•	use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

•	broadening the tax base to increase the number of registered taxpayers, specifically by matching BIR taxpayer records with those of other Government agencies such as the Philippine SEC;

•	issuance of revenue regulations regarding automobiles which are subject to excise tax; and

•	implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

The BIR’s RATES program’s general goal is to effectively raise tax revenues; it is also intended to enhance voluntary taxpayer compliance with the law, provide a deterrent to tax evaders and promote public confidence in the tax collection system. The RATES program seeks to achieve these goals by providing the infrastructure, policy framework and information systems necessary to investigate possible cases of tax evasion and determine instances where prosecution is necessary.

The BOC RATS program focuses on detecting and prosecuting smugglers and other violators of customs and tariff laws that are not detected and acted upon during initial and secondary reviews and screenings by existing BOC programs. The RATS program seeks to achieve its policy objectives by improving external infrastructure and information systems that are used to monitor customs collections, while at the same time internally reviewing the BOC’s organizational integrity to improve its performance as well as public confidence in the customs tax collection system.

Total Government revenues in 2009 were (Peso)1,123.2 billion, compared to the (Peso)1,202.9 billion recorded in 2008, reflecting a 6.6% decrease. Total revenues in 2009 were below the program target of (Peso)1,239.2 billion, primarily due to collection shortfalls across all Government offices compared to their target collections for 2009. BIR collections in 2009 were (Peso)750.3 billion (of which (Peso)720.5 billion were cash revenues) compared to (Peso)778.6 billion (of which (Peso)761.9 billion were cash revenues) recorded in 2008, reflecting a 3.6% decrease. The Government’s program target for BIR collections in 2009 was (Peso)798.5 billion (of which (Peso)778.5 billion was targeted to be in cash). BOC collections were (Peso)220.3 billion in 2009 (of which (Peso)198.2 billion were cash revenues) compared to (Peso)260.2 billion (of which (Peso)218.2 billion were cash revenues) recorded in 2008, reflecting a 15.3% decrease. 2009 program target for collections for the BOC was (Peso)273.3 billion, of which (Peso)238.0 billion was targeted in cash. Revenues from other Government offices were (Peso)11.0 billion in 2009, compared to revenues of (Peso)10.4 billion recorded in 2008, reflecting a 5.8% increase. The revenues derived from other offices were below the 2009 program target. These shortfalls offset income from the BTr, which was (Peso)69.9 billion in 2009, compared to income of (Peso)63.7 billion recorded in 2008, representing a 9.8% increase. The figure is also above the (Peso)60.1 billion program target for 2009.

Total Government revenues in 2010 were (Peso)1,207.9 billion, a 7.5% increase over the (Peso)1,123.2 billion recorded in 2009. Total revenues for 2010 were (Peso)86.5 billion, or 6.7%, lower than the (Peso)1,294.4 billion program target for the year. This shortfall in revenue was the result of shortfalls of 4.4%, 7.6% and 23.1% in actual collections by the BIR, the BOC and other Government offices against their respective program targets. BIR collections in 2010 were (Peso)822.6 billion ((Peso)807.1 billion of which were cash revenues), reflecting a 9.6% increase from BIR collections of (Peso)750.3 billion ((Peso)720.5 billion of which were cash revenues) recorded in 2009. BOC collections were (Peso)259.2 billion ((Peso)227.5 billion of which were cash revenues) in 2010, compared to (Peso)220.3 billion recorded in 2009 ((Peso)198.2 billion of which were cash revenues), reflecting a 17.7% increase. Revenues from other Government offices were (Peso)11.8 billion in 2010, an increase of 7.3% from the (Peso)11.0 billion of revenues from other Government offices recorded in 2009. Income from the BTr was (Peso)54.3 billion in 2010, compared to income of (Peso)69.9 billion recorded in 2009, representing a 22.3% decrease.

Total Government revenues in 2011 were (Peso)1,359.9 billion, a 12.6% increase over the (Peso)1,207.9 billion recorded in 2010. Total Government revenues in 2011 were (Peso)51.4 billion, or 3.8%, lower than the (Peso)1,411.3 billion program target for the year. This shortfall in revenue was the result in shortfalls of 1.7%, 17.2% and 3.0% in actual collections by the BIR, the BOC and other Government offices against their respective program targets. During 2011, BIR collections were (Peso)924.1 billion ((Peso)900.0 billion of which were cash revenues), an increase of 12.3% from the (Peso)822.6 billion recorded in the same period in 2010. The BOC recorded collections of (Peso)265.1 billion ((Peso)255.7 billion of which were cash revenues) in 2011, a 2.3% increase from the (Peso)259.2 billion recorded in the same period in 2010. Revenues from the BTr were (Peso)75.2 billion in 2011, a 38.5% increase from the (Peso)54.3 billion recorded in 2010.

Total Government revenues in 2012 were (Peso)1,534.9 billion, a 12.9% increase over the (Peso)1,359.9 billion recorded in 2011. Total Government revenues in 2012 were (Peso)1,534.9 billion, or 1.6%, lower than the (Peso)1,560.6 billion target for the year due to a tax revenue short fall of $66.3 billion or 4.6%, offset by $34.3 billion higher collections in non-tax revenues or 26.1%. In 2012, BIR collections, which account for approximately 77.7% of total taxes, were (Peso)1,057.9 billion, a 14.5% increase over the previous year, and BOC collections were (Peso)289.9 billion, which was 9.4% higher than the previous year.

Total Government revenues in the first nine months of 2013 were (Peso)1,267 billion, a 13.2% increase over the (Peso)1,119 billion recorded in the same period in 2012. In the first nine months of 2013, BIR collections were (Peso)898.0 billion and BOC collections were (Peso)224.6 billion.

Expenditures

Total Government spending in 2009 was (Peso)1,421.7 billion, an 11.9% increase from the 2008 level of (Peso)1,271.0 billion. The increase in disbursements was intended to counter the effects of the global economic crisis and to provide for Government support for the areas affected by Typhoons “Ondoy” and “Pepeng.” Maintenance expenditures (27.2% or (Peso)37.8 billion) and capital outlays (25.7% or (Peso)44.3 billion) increased, largely resulting from the stimulus spending undertaken early in the year and the provision for the 2010 national automated elections, anti-poverty programs such as conditional cash transfers and scholarship programs, and faster settlement of prior years’ payables. Personal services also increased substantially, by (Peso)39.4 billion or 10.5% from 2008 levels, mainly because of the implementation of the Salary Standardization Law III. Interest payments went up by (Peso)6.6 billion, or 2.4%, from 2008 levels to (Peso)278.9 billion, due to the depreciation of the peso, which was partially tempered by a decline in interest rates.

Total Government expenditures in 2010 amounted to (Peso)1,522.4 billion, a 7.1% increase from the (Peso)1,421.7 billion recorded in 2009, but (Peso)97.1 billion, or 6.0%, lower than program total expenditures of (Peso)1,619.4 billion for 2010. Total expenditures were below programmed levels, mainly because interest payments of (Peso)294.2 billion in 2010 were (Peso)32.8 billion, or 10%, lower than the expected 2010 interest payments of (Peso)327.0 billion.

Total Government expenditures in 2011 were (Peso)1,557.0 billion, 2.3% greater than the (Peso)1,522.4 billion recorded in 2010. Total Government expenditures in 2011 were (Peso)154.3 billion, or 9.0%, lower than the (Peso)1,711.3 billion program target for the year. The Disbursement Acceleration Program implemented in the latter part of 2011 reallocated funds to fast moving and high impact programs and projects, thus allowing government resources to be used more efficiently.

Total Government expenditures in 2012 were (Peso)1,777.7 billion, 14.2% higher than the (Peso)1,557.0 billion of total Government expenditures in 2011. Maintenance expenditures and capital outlays increased in 2012 relative to 2011. Maintenance expenditures increased by 27.6% to (Peso)256.7 billion for 2012 compared to 2011 due to a higher provision for various developmental and social protection projects of the Government. Given the significantly higher allocations for various infrastructure and civil works projects of the Department of Public Works and Highways as well as irrigation projects of the Department of Agriculture, spending on infrastructure and other capital outlays for 2012 increased by 57.7% compared to 2011.

Total Government expenditures in the first nine months of 2013 were (Peso)1,367.7 billion, 11.8% higher than the same period in 2012. The growth in expenditures was largely driven by non-interest expenditures, which grew by 13.5% during the first nine months of 2013 over the same period in 2012, while interest payments increased by only 5.2%. Maintenance expenditures and capital outlays increased by (Peso)82.4 billion, or 26.5%, in the first nine months of 2013 relative to the same period in 2012, as the Government released additional funds to finance its anti-poverty programs. Personnel services increased by 9.7% over the same period in 2012, due to salary increases of Government employees and financing newly created teaching and non-teaching positions at the Department of Education.

President Aquino’s administration has undertaken a number of initiatives to sustain spending momentum going forward, including regular meetings between the Department of Budget and Management and certain Government agencies that have had trouble meeting spending objectives in the past and the creation of account management teams at select departments. In addition, the Government has identified certain key issues and bottlenecks, which include procurement delays due to incorrect technical specifications, poor targeting or weak assumptions and a lack of coordination among the various groups in a department in terms of submission of their spending programs. The Aquino administration proposed a number of initiatives in its 2013 Budget while simultaneously working with the affected departments to ensure these bottlenecks are addressed. For instance, the Government has directed agencies to put their infrastructure projects up for bidding immediately after national evaluation protocol submission. The Government remains committed to the acceleration of the implementation of critical programs and projects to achieve its targets.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2013 Budget

On December 28, 2012, President Aquino signed into law Republic Act No. 10352 or the General Appropriations Act for 2013. The 2013 budget increased expenditures by 11.6% to (Peso)2.0 trillion, from the (Peso)1.8 trillion budgeted in 2012. The Department of Education received the highest allocation in the 2013 budget, with (Peso)251.4 billion, a 15.6% increase from the (Peso)217.4 billion allocated in 2012. President Aquino has stated that this allocation reflects the Government’s policy of increasing expanding critical educational inputs. The Department of Public Works and Highways’ 2013 allocation increased by 34.7% from its allocation in 2012, mainly due to the Aquino Administration’s emphasis on creating an environment conducive to growth and private business activities.

The 10 Government agencies with the highest allocations under the 2013 budget compared to their corresponding allocations under the 2012 budget are listed below.

Agency	2013 Allocation	2012 Allocation	2013 Increase from 2012
	(Peso in billions)
Department of Education	251.4	217.4	15.6%
Department of Public Works and Highways	169.3	125.7	34.7%
Department of Interior and Local Government	92.3	76.3	21.0%
Department of National Defense	80.6	72.7	10.9%
Department of Agriculture	65.1	53.3	22.1%
Department of Social Welfare and Development	56.4	48.8	15.6%
Department of Health	51.9	43.5	19.3%
Department of Transportation and Communications	35.7	34.1	4.7%
Department of Finance	30.8	23.2	32.8%
Department of Environment and Natural Resources	23.7	17.5	35.4%

The 2013 budget anticipates a (Peso)238.0 billion budget deficit, or approximately 2.0% of the Republic’s expected GDP for 2013. The deficit is expected to be financed by approximately (Peso)300.0 billion in net Government borrowings.

2014 Budget

The Aquino administration submitted its proposed 2014 national budget to the House of Representatives on July 23, 2013. The proposed 2014 budget of (Peso)2.27 trillion represents a 13.5% increase over the 2013 budget of (Peso)2.0 trillion. The proposed 2014 budget is equivalent to 17.1% of GDP, which is higher than the 16.7% of GDP represented by the 2013 budget. The Government has adopted a deficit target of 2.0% of GDP in 2014, or (Peso)266.2 billion in absolute terms. This target is the same as the current deficit outlook for 2013, which is (Peso)238.0 billion, or 2.0% of GDP.

The 2014 budget reflects President Aquino’s policy of increasing investments in basic services such as education, healthcare and social protection. The Department of Education, the Department of Public Works and Highways and the Department of the Interior and Local Government received the highest allocations in the 2014 budget. In line with President Aquino’s policy to increase the opportunities of the economically disadvantaged, social services was allocated (Peso)842.8 billion, or 37.2% of the 2014 budget, which is an increase from the approximately 34.9% of the budget that social services represented in 2013.

In the proposed 2014 budget, (Peso)353.0 billion is designated for payment of the Republic’s debt service obligations in 2014, an increase of 6.3% from the (Peso)332.0 billion allocated in 2013. The proposed debt service allocation for 2014 includes (Peso)248.0 billion for domestic obligations and (Peso)104.0 billion for foreign obligations.

On December 4, 2013, the Senate approved a (Peso)14.6 billion supplemental budget, sourced from the unused Priority Development Assistance Fund, to augment funds for rehabilitation of areas affected by Typhoon “Yolanda” and other recent calamities.

The 10 Government agencies with the highest allocations under the proposed 2014 budget compared to their corresponding allocations under the 2013 budget are listed below.

Agency	2014 Allocation	2013 Allocation	2014 Increase from 2013
	(Peso in billions)
Department of Education	336.9	251.4	34.0%
Department of Public Works and Highways	213.5	169.3	26.1%
Department of Interior and Local Government	135.4	92.3	46.7%
Department of National Defense	123.1	80.6	52.7%
Department of Health	87.1	51.9	67.8%
Department of Agriculture	80.7	65.1	24.0%
Department of Social Welfare and Development	79.0	56.4	40.1%
Department of Transportation and Communications	48.7	35.7	36.4%
Department of Environment and Natural Resources	23.9	23.7	0.8%
Department of Agrarian Reform	20.4	21.4	(4.7)%

The proposed 2014 budget anticipates a (Peso)266.2 billion budget deficit, or approximately 2.0% of the Republic’s expected GDP for 2014. The deficit is expected to be financed by (Peso)269.0 billion in net domestic borrowings and (Peso)5.0 billion in net foreign borrowings.

Debt

External Debt

For foreign borrowings by the private sector, Bangko Sentral approval is required if the loans (i) are guaranteed by the public sector; (ii) will be serviced with foreign exchange from the Philippine banking system; or (iii) the loans will be obtained by banks for the purpose of re-lending and have maturities of more than one year.

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

	Bangko Sentral Approved External Debt
	As of December 31,
	2008	2009	2010	2011	2012	2013(1)
	($ in millions, except percentages)
By Maturity:
Short-term(2)	7,001	4,002	6,295	7,013	8,483	9,549
Medium and long-term	47,327	50,853	53,753	53,429	51,855	48,460

Total	54,328	54,856	60,048	60,442	60,337	58,009

By Debtor:(3)
Banking system	8,602	6,646	8,186	9,276	10,537	11,398
Public sector(4)	35,466	38,647	41,542	41,531	40,385	37,477
Private sector(5)	10,260	9,562	10,320	9,635	9,415	9,133

Total	54,328	54,856	60,048	60,442	60,337	58,009

By Creditor Type:
Multilateral	9,082	10,939	10,908	11,581	11,698	10,720
Bilateral	15,418	14,717	15,888	15,642	13,717	12,067
Banks and financial institutions	9,040	6,511	7,183	7,743	8,963	9,757
Bond holders/note holders	17,611	19,769	21,861	21,298	21,859	21,149
Supplies and Others	3,177	2,921	4,208	4,179	4,100	4,316

Total	54,328	54,856	60,048	60,442	60,337	58,009

Ratios:
Debt service burden to exports of goods and services(6)	9.7%	10.4%	8.7%	8.9%	7.4%	8.5	%(7)
Debt service burden to GNI	3.4%	3.1%	2.8%	2.5%	2.2%	2.4	%(7)
External debt to GNI	24.7%	24.5%	22.6%	20.8%	20.2%	18.3	%(8)

Source: Bangko Sentral.

Notes:

(1)	Data as of June 30, 2013.

(2)	Debt with original maturity of one year or less.

(3)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(4)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

(5)	Excludes private banks.

(6)	In 2000, Bangko Sentral adopted the BPM5 framework for the compilation of its balance of payments statistics starting with the 1999 series. In March 2013, Bangko Sentral shifted to the BPM6 framework, covering balance of payment data for 2011 and 2012.

(7)	Data for the first six months of 2013.

(8)	Based on annualized GNI.

As of December 31, 2008, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $54.3 billion. Transactions during the year resulted in net repayments of $4.3 billion, but the impact of this was substantially offset by upward foreign exchange revaluation adjustments of $3.2 billion, representing the increase in the U.S. dollar value of yen-denominated obligations due to the yen’s appreciation against the U.S. dollar. As a result, the debt stock showed a decline of only $1.1 billion from the previous year’s $55.5 billion figure. Without the upward revaluation adjustments, external debt would have decreased by $4.3 billion during the year.

As of December 31, 2009, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $54.9 billion. The increase in external debt was mainly due to an increase in net borrowings of the public sector.

As of December 31, 2010, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $60.0 billion, a 9.5% increase from the $54.9 billion recorded as of December 31, 2009. The increase in external debt in 2010 was due mainly to increases in net borrowings of the banking sector and both the private and public sectors. As of December 31, 2010, Bangko Sentral-approved medium- and long-term external debt amounted to $53.8 billion, while Bangko Sentral-approved short-term external debt amounted to $6.3 billion. Approximately 47.8% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in U.S. dollars, 29.3% was denominated in Japanese yen, and 10.5% was denominated U.S. dollar multi-currency loans from international financial institutions, and 12.4% was denominated in other currencies, including SDRs.

As of December 31, 2011, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $60.4 billion, a 0.7% increase from the $60.0 billion recorded as of December 31, 2010. The increase was mainly due to foreign exchange revaluation adjustments of $800 million due to general weakening of the U.S. dollar, particularly in the third quarter of 2011, net availments of $473 million, increased investments by non-residents in Philippine debt papers of $340 million, and audit adjustments of $50 million. Approximately 47.4% of the Republic’s Bangko Sentral-approved external debt was denominated in U.S. dollars, while 27.0% was denominated in Japanese yen. Multi-currency loans from the World Bank and the ADB accounted for 11.5% of total Bangko Sentral-approved external debt, while 14.0% was denominated in other currencies.

As of December 31, 2012, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $60.3 billion, a 0.2% decrease from the $60.4 billion recorded as of December 31, 2011. The decrease was mainly due to foreign exchange revaluation adjustments and decline in non-residents’ holdings of Philippine debt papers that were traded in the secondary market.

As of June 30, 2013, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $58.0 billion, a 3.9% decrease from the $60.3 billion recorded as of December 31, 2012 and a 5.3% decrease from the $61.2 billion recorded as of June 30, 2012. The year-on-year decrease was mainly due to loan repayments as well as negative foreign exchange revaluation adjustments as the U.S. dollar strengthened, particularly against the Japanese yen, partially offset by an increase in non-residents’ investments in Philippine debt of $120 million.

Government Financing Initiatives

The following are the major program loans approved by creditor agencies or availed of by the Government from January 2008 to December 2013.

Program Loan	Creditor	Amount	Date Signed
($)
Development Policy Support Program	ADB	250 million	September 2008
Philippines National Roads Improvement and Management Program	WB	232 million	May 2008
Governance in Justice Sector Reform Program	ADB	300 million	December 2008
Global Food Crisis Response Program Development Policy Operation Project	WB	200 million	December 2008
Development Policy Support Program II	ADB/JICA	100 million	March 2009
Local Government Financing and Budget Reform Program	ADB	225 million	November 2009
Social Welfare and Development Reform Project	WB	400 million	February 2010
Local Government Financing and Budget Reform Program, Phase 1	AFD	187 million	February 2010
Development Policy Support Program III	ADB/JICA	100 million	March 2010
Emergency Budget Support Japanese ODA Loan	JICA	150 million	March 2010
Social Protection Support Project	ADB	400 million	September 2010
Financial Market Regulation and Intermediation Program Sub. 2	ADB	200 million	February 2011
First Development Policy Loan	WB	250 million	June 2011
Disaster Risk Management Development Program (CAT-DDO)	WB	500 million	September 2011
Governance and Justice Sector Reform Program 2	ADB	300 million	January 2012
Increasing Competitiveness for Inclusive Growth Program, Subprogram 1	ADB	350 million	June 2012
Development Policy Support Program—Investment Climate	ADB/JICA	100 million	October 2012
Social Welfare and Development Reform Project Additional Financing	WB	100 million	December 2012
Second Development Policy Loan	WB	300 million	March 2013

Source: International Finance Group, Department of Finance

Public Sector Debt

The following table presents the Republic’s consolidated public sector debt as of the dates indicated.

	Outstanding Consolidated Public Sector Debt(1) As of December 31,
	2008	2009	2010	2011	2012
	(Peso in billions)
Consolidated non-financial public sector debt:
Domestic	1,863.3	1.918.9	2,265.6	2,743.4	3,483.5
Foreign	2,628.5	2,739.3	2,667.6	2,623.8	2,109.8

Total	4,491.8	4,658.2	4,933.2	5,367.2	5,593.3

Financial public corporations
Bangko Sentral:
Domestic(2)	1,640.4	1,906.0	2,702.1	3,304.6	3,516.9
Foreign	162.7	122.6	86.3	80.5	81.4

Total	1,803.1	2,028.6	2,788.4	3,385.1	3,516

GFIs:
Domestic(3)	11.1	7.8	23.2	20.7	7.7
Foreign	166.6	168.0	171.1	161.9	135.9

Total	177.7	175.8	194.2	182.6	143.6

Domestic	1,651.5	1,913.8	2,725.3	3,325.3	3,443.2
Foreign	329.3	290.6	257.4	242.4	217.3

Total	1,980.8	2,204.4	2,982.7	3,567.7	3,660.5

Less: Intrasector-debt holdings
Domestic:
Government securities held by GFIs and BSP	447.4	398.6	412.6	393.8	418.6
Government deposits at BSP	141.9	143.8	110.1	60.1	340.9
Government/GOCCs deposits at GFIs	262.6	291.8	333.6	425.4	461.3
GFIs deposits at BSP	168.3	126.7	163.0	192.2	247.5
GOCC deposits at BSP	2.0	27.0	19.9	0.1	20.6
GOCC loans/other debt held by GFIs	50.8	33.4	40.1	100.4	93.1
GFIs loans/other debt held by BSP	72.6	72.7	72.7	66.7	66.7
Local governments debt held by GFIs	40.9	47.1	55.6	56.8	58.2

Total	1,186.5	1,141.0	1,207.8	1,295.5	1,706.8

Foreign:
Governments securities held by BSP	22.7	29.4	25.2	46.0	51.4

Total	1,209.2	1,172.8	1,233.0	1,341.5	1,758.2

Total public sector:
Domestic	2,691.7	2,691.7	3,783.1	4,773.2	5,219.9
Foreign	2,935.1	2,998.0	2,899.7	2,820.2	2,275.7

Total	5,263.4	5,689.7	6,682.8	7,593.4	7,495.6

Sources: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated public sector comprises the general government sector, non-financial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Comprises all liabilities of Bangko Sentral (including currency issues) except for allocation of SDRs and revaluation of international reserves.

(3)	Comprises all liabilities of Development Bank of the Philippines, Land Bank of Philippines and Trade & Investment Development Corporation.

The following table presents the Republic’s consolidated non-financial public sector debt as of the dates indicated.

	Outstanding Consolidated Non-financial Public Sector Debt(1) As of December 31,
	2008	2009	2010	2011	2012
	(Peso in billions, except percentages)
Total(2)	4,491.8	4,658.2	4,933.2	5,367.2	5,593.3
Domestic	1,863.3	1,918.9	2,265.6	2,743.4	3,483.5
Foreign	2,628.5	2,739.3	2,667.6	2,623.6	2,109.8
National Government	4,220.9	4,396.6	4,718.2	4,951.2	5,437.1
Domestic	2,414.4	2,470.0	2,718.2	2,873.4	3,468.4
Foreign	1,806.5	1,926.6	2,000.0	2,077.8	1,968.7
Non-financial public corporations (14 GOCCs)	1,308.2	1,314.2	1,239.4	1,546.9	1,508.7
Domestic	480.6	494.4	568.2	938.1	1,287.6
Foreign	827.7	819.8	671.1	608.8	221.1
CB-BOL	1.7	1.2	0.8	0.3	0
Domestic	0	0	0	0	0
Foreign	1.7	1.2	0.8	0.3	0
Local government units	51.9	58.2	69.0	70.4	73.4
Domestic	51.9	58.2	69.0	70.4	73.4
Foreign	0	0	0	0	0
Less: Government debt held by Bond Sinking Fund(3)	615.8	619.8	559.8	588.7	764.9
Domestic	613.0	615.9	559.8	529.9	688.9
Foreign	2.8	3.9	0.0	58.8	76.0
Intra-sector debt holdings (domestic)	466.9	484.5	526.9	412.8	456.9
Government debt held by SSIs	248.6	277.2	311.8	409.6	453.7
Government debt held by LGUs	0	0	0	0.2	0.1
Government debt held by GOCCs	145.7	140.2	148.1	3.0	3.0
Onlending from National Government to GOCCs	72.6	67.1	67.0	65.2	51.2
Intra-sector debt holdings (external)	4.6	4.5	4.3	4.3	4.0
GOCCs debt held by National Government	4.6	4.5	4.3	4.3	4.0
Total (as % of GDP)	58.2%	58.0%	54.8%	55.3%	52.9%
Domestic (as % of GDP)	24.1%	23.9%	25.2%	28.3%	33.0%
Foreign (as % of GDP)	34.0%	34.1%	29.6%	27.0%	20.0%

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated non-financial public sector comprises the general government sector and non-financial public corporations. The consolidated non-financial public sector does not include financial public corporations.

(2)	Government debt under the revised methodology excludes contingent obligations.

(3)	Including Securities Stabilization Fund and adjustment in the Government debt held by the Bond Sinking Fund.

As of December 31, 2009, the outstanding consolidated public sector debt was (Peso)5.7 trillion, equivalent to 70.9% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 68.2% as of December 31, 2008. As of December 31, 2009, the total outstanding consolidated Government debt was (Peso)4.4 trillion, an increase of 4.2% from the (Peso)4.2 trillion as of December 31, 2008. Total domestic debt remained constant at (Peso)2.7 trillion as of December 31, 2008 and December 31, 2009. Total foreign debt increased by 2.1% from (Peso)2.9 trillion as of December 31, 2008 to (Peso)3.0 trillion as of December 31, 2009.

As of December 31, 2010, the outstanding consolidated public sector debt was (Peso)6.7 trillion, equivalent to 74.2% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 73.7% as of December 31, 2009. As of December 31, 2010, total outstanding consolidated Government debt was (Peso)4.7 trillion, an increase of 7.3% from the (Peso)4.4 trillion recorded as of December 31, 2009. Total domestic debt increased 40.5% to (Peso)3.8 trillion, from the (Peso)2.7 trillion recorded as of December 31, 2009. Total foreign debt decreased 3.3% to (Peso)2.9 trillion on December 31, 2010 from the $3.0 trillion recorded on December 31, 2009. The overall increase in Government debt is attributable to net borrowings made by the Government in 2010, as well as issuances of Government securities during the same period.

As of December 31, 2011, the outstanding consolidated public sector debt was (Peso)7.6 trillion, equivalent to 78.6% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 74.2% as of December 31, 2010. Total consolidated public sector domestic debt increased 26.2% to (Peso)4.8 trillion, from the (Peso)3.8 trillion recorded as of December 31, 2010. Consolidated public sector foreign debt remained at (Peso)2.9 trillion on December 31, 2011 and on December 31, 2010. As of December 31, 2011, total outstanding consolidated Government debt was (Peso)5.0 trillion, reflecting a 4.9% increase over the (Peso)4.7 trillion recorded as of December 31, 2010. The overall increase in Government debt was attributable to new borrowings made by the Government to finance the deficit for the period between December 31, 2010 and December 31, 2011, as well as the upward revaluation of outstanding foreign debt due to net depreciation of the peso against the U.S. dollar and the euro. These results more than offset net repayments made on the Republic’s obligations.

As of December 31, 2012, the outstanding consolidated public sector debt was (Peso)7.5 trillion, equivalent to 70.9% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 78.2% as of December 2011. As of December 31, 2012, total outstanding consolidated Government debt was (Peso)5.4 trillion, reflecting a 9.8% increase over the (Peso)5.0 trillion recorded as of December 31, 2011. Total domestic debt increased by 9.4% to (Peso)5.2 trillion on December 31, 2012 from (Peso)4.8 trillion on December 31, 2011. Foreign debt decreased by 19.3% to (Peso)2.3 trillion on December 31, 2012 from (Peso)2.8 trillion on December 31, 2011. The increase in domestic debt resulted from the Government’s expansion of domestic borrowing to reduce foreign exposure. The overall increase in Government debt was attributable to an increase in borrowings and issuances of securities by the Government during the period from December 31, 2011 to December 31, 2012.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2) As of December 31,
	2008	2009	2010	2011	2012	2013(3)
	(Peso in millions, except as otherwise indicated)
Medium/long-term debt(4)
Domestic	1,667,980	1,847,782	2,190,790	2,578,288	3,193,509	3,677,057
External ($ in millions)	38,111	41,566	45,609	47,277	47,901	44,570
Short-term debt(5)
Domestic	770,335	622,258	527,412	295,069	274,866	309,913

Total debt	4,220,903	4,396,640	4,718,171	4,951,188	5,437,104	5,609,665

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2013.

(4)	Debt with original maturities of one year or longer.

(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2) As of December 31,
	2008	2009	2010	2011	2012	2013(3)
	(Peso in millions)
Loans
Direct	13,586	6,955	6,807	6,799	156	156
Assumed	2,294	2,294	2,294	2,294	2,294	442

Total loans	15,880	9,249	9,101	9,093	2,450	599
Securities
Treasury bills	770,335	662,258	527,412	295,069	274,866	309,913
Treasury notes/bonds	1,628,214	1,838,533	2,181,689	2,569,195	3,191,059	3,367,057

Total securities	2,398,548	2,460,791	2,709,101	2,864,264	3,465,924	3,676,970

Total debt	2,414,428	2,470,040	2,718,202	2,873,357	3,468,375	3,677,569

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2013.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

	Direct Domestic Debt Service Requirements of the Republic(1)
Year	Principal Repayments	Interest Payments	Total(2)
	(Peso in millions)		(Peso in millions)	($ in millions)
2008	264,666	183,690	448,356	9,963
2009	290,031	188,557	478,588	9,767
2010	271,486	221,230	492,716	10,055
2011	270,377	255,994	526,371	10,742
2012	330,401	201,215	531,616	12,592
2013(3)	327,403	227,613	555,016	12,907
2014(3)	350,937	251,666	602,603	14,014

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in pesos were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2013 and 2014, amounts in Pesos were translated into U.S. dollars using an exchange rate of (Peso)42.00 per U.S. dollar.

(3)	Projected based on debt outstanding as of June 30, 2013.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2)
	As of December 31,
	2008	2009	2010	2011	2012	2013(3)
	($ in billions)
Loans:
Multilateral	5,855	7,246	7,315	8,135	8,672	8,084
Bilateral	10,069	9,646	10,808	11,392	9,862	8,246
Commercial	818	945	776	122	71	37

Total loans	16,741	17,836	18,899	19,648	18,605	16,367
Securities:
Eurobonds	907	935	0	0	0	0
Yen Bonds	550	546	1,837	1,284	1,162	1,018
Global Bonds	19,213	22,250	24,874	26,345	28,134	27,185

Total securities	21,370	23,730	26,710	27,629	29,296	28,203

Total	38,111	41,566	45,609	47,277	47,901	44,570

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2013.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of September 30, 2013.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1) as of December 31, 2012
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	30,935	30,935	69.4%
Japanese yen	801,067	8,154	18.3%
Euro	1,033	1,397	3.1%
Philippine Peso (GPN)	129,679	2,991	6.7%
Other currencies	—	1,092	2.4%

Total		44,569	100.0%

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of September 30, 2013.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

	Direct External Debt Service Requirements of the Republic(1)(2)(3)
Year	Principal Repayments	Interest Payments	Total
	($ in millions)
2008	1,807	2,365	4,171
2009	2,068	2,504	4,572
2010	2,732	2,440	5,173
2011	3,431	2,345	5,776
2012	2,051	2,643	4,693
2013(4)	2,507	2,432	4,939
2014(4)	2,069	2,348	4,418

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into Pesos using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment.

(3)	Amounts in Pesos were translated into U.S. dollars using the applicable average Bangko Sentral reference exchange rates for each applicable period. For 2013 and 2014, amounts in Pesos were translated into U.S. dollars using an exchange rate of (Peso)42.00 per U.S. dollar.

(4)	Projected based on debt outstanding as of June 30, 2013.

Government-Guaranteed Debt

The following table sets out all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2) As of December 31,
	2008	2009	2010	2011	2012	2013(3)
	(in billions, unless otherwise indicated)
Domestic ((Peso))	72.9	79.5	100.4	157.6	144.2	143.6
External ($)	10.0	11.5	10.2	9.5	8.7	7.9

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of September 30, 2013.

Payment History of Foreign Debt

The Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country’s graduation from rescheduling country status. As of June 30, 1999, the Republic’s rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

The Republic has engaged in debt restructuring, as well as debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

While there have been a number of reschedulings of the Republic’s debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

On October 6, 2010, the Republic completed an exchange offer of: (i) its 8.375% Bonds due 2011, 9.0% Bonds due 2013, 8.25% Bonds due 2014, 8.875% Bonds due 2015, 8.0% Bonds due January 2016, 8.75% Bonds due October 2016 and 9.375% Bonds due 2017 for newly issued U.S. dollar-denominated Global Bonds due 2021 (“New 2021 Bonds”) or reopened 6.375% Global Bonds due 2034 (“Reopened 2034 Bonds”), and (ii) its 9.875% Bonds due January 2019, 8.375% Bonds due June 2019, 7.5% Bonds due September 2024, 9.5% Bonds due October 2024, 10.625% Bonds due 2025, 9.5% Bonds due 2030 and 7.75% Bonds due 2031 for Reopened 2034 Bonds. In addition, the Republic also offered $200 million of New 2021 Bonds for cash. The Republic issued approximately $1.9 billion in aggregate principal amount of New 2021 Bonds and approximately $947 million in aggregate principal amount of Reopened 2034 Bonds.

The Republic has approximately $798 million in outstanding principal amount of 9.375% Global Bonds due 2017 (the “2017 Bonds”), which contain an early redemption option that granted the holders the option to require the Republic to redeem the bonds on January 18, 2012. The early redemption option was set at a redemption price equal to 100% of the principal amount of the bond. According to broker quotes, as of January 18, 2012, the 2017 Bonds were trading substantially above par. Under the terms of the 2017 Bonds, the Republic was required to send a notice of the early redemption option to the holders by November 17, 2011. Holders of the 2017 Bonds would then have 30 days to elect to redeem their bonds. The Republic did not deliver a notice of the redemption option to the holders of the 2017 Bonds on November 17, 2011 as required. While this failure constituted a breach of one of the covenants of the 2017 Bonds, the Republic issued a notice of the redemption option on January 4, 2012 to holders of the 2017 Bonds in order to give holders an opportunity to redeem the 2017 Bonds. The redemption period offered to the bond holders has expired. None of the holders of the 2017 Bonds issued a notice of default against the Republic.

The following table sets out the foreign currency bonds issued by the Republic.

	Foreign Currency Bonds Issued by the Republic
	Outstanding Balance as of Issue Date	Outstanding Balance as of September 30, 2013(1)
	($ in millions)
Brady Bonds	3,348	0
Global bonds	26,181	27,185
Notes	1,010	0
T-Bills/bonds/notes	950	0
Euro bonds(2)	2,461	0
Japanese yen bonds(2)	2,755	1,018

Total foreign bonds	36,705	28,203

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Preliminary data.

(2)	Yen- and euro-denominated bonds were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of September 30, 2013.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Republic may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Republic urges you to read the form of the Fiscal Agency Agreement and the form of the global bond before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Republic will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Republic issues debt securities at an original issue discount, in bearer form or payable in a currency other than the U.S. dollar, the prospectus supplement relating to the debt securities will also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Republic will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Republic will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Republic will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Republic will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Republic will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States. Nevertheless, the Republic will make payments on a bearer security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Republic to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Republic’s obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Republic for payment of principal or interest on any series of debt securities unless made within ten years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary within 90 days;

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Philippine law requires the Republic to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Republic other than by merely owning the debt security or receiving income or payments on the bond; or

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Republic, if compliance with such requirement is required by any statute or regulation of the Republic as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Republic makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Republic will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Republic;

•	rank at least equally in right of payment with all of the Republic’s other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Republic.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Republic, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Republic. The Government maintains that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Republic as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Republic’s Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Republic’s participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Republic could not meet its debt obligations.

The Republic has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Republic also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Republic will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Republic’s obligations under the debt securities. In addition, the Republic will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Republic may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the Lien is stayed and the Republic is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any Lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central monetary authority does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Republic and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Republic and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Republic, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Republic will appoint a fiscal agent or agents in connection with each series of the debt securities whose duties will be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Republic and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Republic lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Republic expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Republic will be governed by the laws of the Republic.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Republic is a foreign sovereign government and your ability to collect on judgments of U.S. courts against the Republic may be limited.

The Republic will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Republic submits to the jurisdiction of any state or federal court in New York City or any competent court in the Republic in such action. The Republic waives, to the extent permitted by law, any objection to proceedings in such courts. The Republic also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Republic would be subject to suit in competent courts in the Republic. A judgment against the Republic in state or federal court in New York City would be recognized and enforced by the courts of the Republic in any enforcement action without re-examining the issues if:

•	such judgment was not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Republic had proper notice of the proceedings before the foreign court; and

•	such judgment was not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the U.S. federal or state securities laws, and the Republic’s waiver of immunity does not extend to those actions. In addition, the Republic does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Republic and dedicated to public or governmental use.

If you bring a suit against the Republic under U.S. federal or state securities laws, unless the Republic waives immunity, you would be able to obtain a United States judgment against the Republic only if a court determined that the Republic is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Republic. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Republic’s property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Republic.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the U.S.$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the U.S.$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the U.S.$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the U.S.$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange,” have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent. The description below summarizes some of the provisions of warrants for the purchase of bonds that the

Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds”;

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•

If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability.”

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the

Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For the purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For the purposes of this section, “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

COLLECTIVE ACTION SECURITIES

The Republic may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central bank of the Republic in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Republic and the fiscal agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay any additional amounts on account of withholding taxes or deductions;

•

reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

•

permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

•

change the courts to the jurisdiction to which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without the holder’s consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agrees to the change.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Republic may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification or amendment, or to obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the

Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes than the outstanding notes have as of the date of the issue of such additional notes. The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities of the Republic. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the debt securities, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic. If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding these debt securities.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the debt securities to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the debt securities or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the debt security will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a debt security if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. If the debt securities have a maturity of more than five years from the date of issuance, any gains realized by a holder of the debt security will not, under the Philippine Tax Code, be subject to Philippine income tax.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the debt securities. A documentary stamp tax at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the debt securities is payable upon the issuance of the debt securities and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a debt security by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a debt security by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceeds (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the debt securities by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with initial purchasers that hold debt securities as capital assets. The discussion does not address state, local, foreign or other tax laws. It also does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a financial institution, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, an investor subject to the alternative minimum tax or the net investment income tax, a person that will hold debt securities in an individual retirement account or other tax deferred account, as a hedge against currency risk or as a position in a “straddle” or conversion transaction, a tax exempt organization or a U.S. holder whose “functional currency” is not the U.S. dollar.

You will be a U.S. holder if you are for U.S. income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, treated as United States persons prior to such date, and that have a valid election in effect to be treated as a United States person, shall also be considered U.S. holders.

If you are a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of debt securities by the partnership.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under state and local tax laws, and the laws of any other taxing jurisdiction, and possible changes in tax law.

Bearer debt securities are not being offered to U.S. holders. A U.S. holder who owns a bearer debt security may be subject to limitations under U.S. income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Code.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual basis U.S. holder, you may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income regardless of whether the payment is in fact converted into U.S. dollars. This foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

Payments of interest on the debt securities and original issue discount, if any, accrued with respect to the debt securities will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale, and Retirement of Debt Securities

You will generally recognize gain or loss on the sale or retirement of debt securities equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you increased by any amounts that you are required to include in income under the rules governing original issue discount and market discount and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore, generally, your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on that date or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that makes a special election, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis U.S. holder, or if you are an accrual basis holder that makes a special election, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual non-corporate investors. Capital gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The ability of U.S. holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one per cent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities.” The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount” or “OID.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more variable rates. A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as an OID debt security if the excess of its stated redemption price at maturity over its issue price is equal to or greater than 0.25% of its stated redemption price at maturity multiplied by the weighted average maturity of the debt security. The weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated

interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and certain U.S. Treasury Regulations. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable U.S. Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a U.S. holder’s income in accordance with such U.S. holder’s normal method of accounting for U.S. federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value, as of the issue date, of the floating rate.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of the debt security’s issue price and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis and such election would apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. U.S. holders should consult their tax advisors concerning the propriety and consequences of this election.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the U.S. dollar amount includable as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in U.S. dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you may recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount” or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. U.S. holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Fungibility of Debt Securities

The Republic may, without the consent of the holders of outstanding debt securities, issue additional debt securities with identical terms. These additional debt securities, even if they are treated for non-tax purposes as part of the same series as the original debt securities, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional debt securities may be considered to have been issued with OID even if the original debt securities had no OID, or the additional debt securities may have a greater amount of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments (or OID) in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments (or OID). Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments (or OID) on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of OID debt security, the debt security’s “revised issue price,” exceeds the amount for which the U.S. holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years from the date acquired by the U.S. holder to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and reduced by the amount of any payments previously made that were not qualified stated interests.

Any gain recognized on the maturity or disposition of a market discount debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a U.S. holder of a market discount debt security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A U.S. holder of a market discount debt security that does not elect to include market discount in income currently, generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into U.S. dollars at the average rate for the accrual periods (or portion thereof within the holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the disposition or maturity of the debt securities, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Disposition of Foreign Currency

Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding,” the interest income that you derive in respect of the debt securities generally will be exempt from U.S. federal income taxes, including U.S. withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from U.S. federal income tax, including U.S. withholding tax, unless:

•	your gain is effectively connected with the conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments of principal, interest and accruals of OID made within the United States on a debt security, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of debt security effected at the U.S. office of a U.S. or foreign broker. “Backup withholding” may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or fails to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-U.S. holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment made to a U.S. holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

Foreign Financial Asset Reporting

Certain U.S. holders are subject to reporting requirements on the holding of certain foreign financial assets, including debt of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. The thresholds are higher certain for individuals living outside of the United States and for married couples filing jointly. The debt securities are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. holders should consult their tax advisors regarding the application of the rules relating to foreign financial asset reporting.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The underwriters or certain of their affiliates may purchase securities and be allocated securities for asset management and/or proprietary purposes but not with a view to distribution.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the Securities Act of 1933; and

•

the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Linklaters, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under U.S. and New York State law. U.S. and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Hon. Mario Lopez de Leon, Jr., Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Information contained herein that is identified as being derived from a publication of the Republic or one of its agencies or instrumentalities is included herein on the authority of such publication as an official public document of the Republic. All other information contained herein is included as an official public statement made on the authority of Rosalia de Leon, the National Treasurer of the Republic.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933 and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains information regarding issuers that file electronically with the Commission.

DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

Guaranteed External Debt of the Republic of the Philippines	T-2
External Debt of the Republic of the Philippines	T-8
Domestic Government Securities	T-24
Domestic Debt of the Republic of the Philippines (Other than Securities)	T-34
Guaranteed Domestic Debt of the Republic of the Philippines (Other than Securities)	T-35

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
GRAND TOTAL						11,874.06		7,916.18

I. NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS						11,788.40		7,830.52

A. LOANS						7,427.70		3,800.80

EURO					367.53	497.01	221.81	299.95

					3.43	4.64	1.30	1.76

	FIXED	3.00	1990	2020			0.25	0.34
	FIXED	3.00	1990	2020			0.09	0.12
	FIXED	3.00	1990	2020			0.08	0.11
	FIXED	3.00	1990	2021			0.36	0.48
	FIXED	3.00	1990	2021			0.09	0.12
	FIXED	3.00	1990	2021			0.30	0.40
	FIXED	3.00	1990	2021			0.11	0.15
	FIXED	3.00	1990	2022			0.03	0.04

					1.83	2.47	0.77	1.04

	FIXED	3.00	1990	2020			0.13	0.17
	FIXED	3.00	1990	2021			0.03	0.04
	FIXED	3.00	1990	2021			0.02	0.03
	FIXED	3.00	1990	2022			0.40	0.54
	FIXED	3.00	1990	2022			0.08	0.11
	FIXED	3.00	1990	2022			0.05	0.07
	FIXED	3.00	1990	2023			0.06	0.08
	FIXED	5.45	1990	2016	18.29	24.74	3.20	4.33
					2.21	2.99	0.99	1.34

	FIXED	2.50	1991	2021			0.52	0.71
	FIXED	2.50	1991	2022			0.47	0.63
	FIXED	5.45	1991	2019	4.57	6.18	1.28	1.73
					7.62	10.31	2.16	2.92

	FIXED	3.00	1988	2019			1.58	2.13
	FIXED	3.00	1988	2019			0.38	0.51
	FIXED	3.00	1988	2020			0.20	0.28

					1.18	1.60	0.13	0.17

	FIXED	3.30	1994	2014			0.02	0.03
	FIXED	3.30	1994	2015			0.11	0.15

					1.51	2.04	0.22	0.30

	FIXED	3.10	1994	2014			0.03	0.04
	FIXED	3.10	1994	2015			0.13	0.17
	FIXED	3.10	1994	2015			0.01	0.01
	FIXED	3.10	1994	2016			0.03	0.03
	FIXED	3.10	1994	2016			0.00	0.01
	FIXED	3.10	1994	2016			0.03	0.04

					1.54	2.08	0.23	0.31

	FIXED	3.10	1994	2014			0.03	0.04
	FIXED	3.10	1994	2015			0.13	0.17
	FIXED	3.10	1994	2015			0.01	0.01
	FIXED	3.10	1994	2016			0.03	0.04
	FIXED	3.10	1994	2016			0.00	0.01
	FIXED	3.10	1994	2016			0.03	0.04

					6.59	8.91	1.23	1.66

	FIXED	3.30	1994	2014			0.14	0.19
	FIXED	3.30	1994	2016			0.39	0.52
	FIXED	3.30	1994	2016			0.30	0.40
	FIXED	3.30	1994	2016			0.04	0.05
	FIXED	3.30	1994	2017			0.01	0.01
	FIXED	3.30	1994	2017			0.09	0.13
	FIXED	3.30	1994	2017			0.01	0.01
	FIXED	3.30	1994	2018			0.26	0.35

					5.16	6.98	2.56	3.46

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	1.50	1996	2021			0.58	0.78
	FIXED	1.50	1996	2022			0.32	0.44
	FIXED	1.50	1996	2023			0.57	0.77
	FIXED	1.50	1996	2023			0.84	1.13
	FIXED	1.50	1996	2024			0.25	0.34

					10.50	14.20	10.50	14.20

	FIXED	0.40	2006	2032			3.33	4.50
	FIXED	0.40	2006	2032			0.10	0.13
	FIXED	0.40	2006	2033			0.87	1.18
	FIXED	0.40	2006	2033			1.59	2.16
	FIXED	0.40	2006	2033			1.63	2.21
	FIXED	0.40	2006	2033			0.47	0.63
	FIXED	0.40	2006	2034			0.87	1.17
	FIXED	0.40	2006	2034			0.21	0.28
	FIXED	0.40	2006	2034			0.33	0.44
	FIXED	0.40	2006	2034			0.30	0.40
	FIXED	0.40	2006	2035			0.81	1.09

	FIXED	5.09	2006	2019	7.80	10.55	4.68	6.33
	LIBOR 6 MONTHS	2.00	2000	2018	7.81	10.56	2.60	3.52
	FIXED	2.99	2007	2025	2.54	3.43	2.33	3.15
	FIXED	2.00	1979	2015	18.30	24.75	0.68	0.91
	FIXED	2.00	1981	2015	7.93	10.72	0.26	0.35
	FIXED	2.00	1988	2018	23.52	31.81	5.88	7.95

					37.22	50.34	24.06	32.53

	FIXED	0.75	1992	2032			19.12	25.85
	FIXED	0.75	1992	2036			4.94	6.68

	FIXED	0.75	1991	2031	8.82	11.93	0.85	1.15
	FIXED	2.00	1993	2023	15.54	21.02	9.14	12.37
	FIXED	0.75	1993	2033	30.68	41.49	22.73	30.73

					25.61	34.64	19.77	26.74

	FIXED	2.00	1995	2025			0.04	0.05
	FIXED	0.75	1995	2035			19.74	26.69

	FIXED	0.75	1999	2039	25.56	34.57	11.29	15.27
	FIXED	0.75	1996	2036	4.70	6.36	3.69	4.99
	FIXED	0.75	1995	2035	13.65	18.46	10.60	14.33
	FIXED	0.75	2004	2044	5.11	6.91	5.11	6.91
	FIXED	0.75	2004	2045	5.29	7.15	5.29	7.15
	FIXED	0.75	1999	2039	14.70	19.88	12.90	17.44
	FIXED	0.75	2011	2049	10.20	13.79	0.62	0.83
	FIXED	0.75	2000	2040	9.36	12.65	8.58	11.60
	FIXED	0.75	2004	2043	7.50	10.14	7.50	10.14
	FIXED	0.75	2005	2045	11.70	15.82	11.70	15.82
	FIXED	0.75	2005	2045	15.00	20.28	15.00	20.28
	FIXED	0.75	2007	2047	4.74	6.41	4.74	6.41
	FIXED	0.75	2010	2050	7.00	9.47	6.93	9.37

KOREAN WON					53,156.00	49.49	37,441.83	34.86

	FIXED	3.50	1995	2017	8,645.00	8.05	2,077.17	1.93
	FIXED	3.50	1995	2018	11,322.00	10.54	2,181.50	2.03
	FIXED	2.50	2004	2034	33,189.00	30.90	33,183.16	30.89

JAPANESE YEN					517,052.49	5,263.08	291,333.82	2,965.49

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	TOKYO FLOATING RATE	1.41	2001	2020	2,400.00	24.43	1,120.00	11.40

					4,117.25	41.91	3,220.88	32.79

	FIXED	2.57	2004	2022			296.44	3.02
	FIXED	2.28	2004	2022			413.61	4.21
	FIXED	2.30	2004	2023			318.78	3.24
	FIXED	2.18	2004	2023			268.25	2.73
	FIXED	1.95	2004	2023			317.03	3.23
	FIXED	2.03	2004	2023			1,383.67	14.08
	EIBOR	6.94	2004	2018			223.11	2.27
	ADB FLOATING RATE	1.94	1989	2014	9,378.63	95.47	1,940.43	19.75
	ADB FLOATING RATE	1.94	1992	2016	947.44	9.64	381.44	3.88
	LIBOR 6 MONTHS	1.54	2000	2015	2,166.70	22.05	270.36	2.75
	LIBOR 6 MONTHS	0.69	2000	2014	314.75	3.20	7.85	0.08
	LIBOR 6 MONTHS	0.44	2002	2026	3,676.05	37.42	1,808.76	18.41
	LIBOR 6 MONTHS	1.76	2003	2035	3,318.55	33.78	1,816.24	18.49
	LIBOR 6 MONTHS	0.37	2005	2024	2,746.63	27.96	2,105.87	21.44
	LIBOR 6 MONTHS	0.24	2009	2024	4,520.78	46.02	823.74	8.38
	JAPAN PRIME RATE	0.52	1996	2016	9,090.40	92.53	715.17	7.28

					3,717.90	37.84	564.77	5.75

	FIXED	1.87	2001	2021			24.78	0.25
	FIXED	1.75	2001	2021			37.11	0.38
	FIXED	2.31	2001	2021			40.96	0.42
	FIXED	1.76	2001	2021			44.01	0.45
	FIXED	1.82	2001	2021			49.81	0.51
	FIXED	1.98	2001	2021			18.64	0.19
	FIXED	2.34	2001	2021			52.18	0.53
	FIXED	2.08	2001	2021			40.17	0.41
	FIXED	2.23	2001	2021			120.58	1.23
	FIXED	1.82	2001	2021			83.60	0.85
	FIXED	1.96	2001	2021			35.12	0.36
	FIXED	1.45	2001	2021			12.21	0.12
	FIXED	1.51	2001	2021			5.61	0.06

					1,188.20	12.09	990.01	10.08

	FIXED	2.66	2003	2023			9.90	0.10
	FIXED	2.11	2003	2023			107.48	1.09
	FIXED	2.42	2003	2023			73.78	0.75
	FIXED	2.16	2003	2023			204.24	2.08
	FIXED	2.30	2003	2023			251.36	2.56
	FIXED	2.16	2003	2023			67.58	0.69
	FIXED	2.26	2003	2023			136.94	1.39
	FIXED	1.73	2003	2023			132.14	1.35
	FIXED	1.84	2003	2023			6.59	0.07
	LIBOR 6 MONTHS	0.77	2005	2022	6,592.00	67.10	3,061.22	31.16
	LIBOR 6 MONTHS	0.75	2006	2026	11,710.00	119.20	7,119.31	72.47

					3,572.30	36.36	1,227.57	12.50

	FIXED	3.23	2009	2033			366.93	3.73
	FIXED	2.95	2009	2033			212.58	2.16
	FIXED	3.10	2009	2033			42.66	0.43
	FIXED	2.95	2009	2033			121.56	1.24
	FIXED	2.80	2009	2033			304.47	3.10
	FIXED	2.59	2009	2033			152.78	1.56
	FIXED	2.79	2009	2033			26.59	0.27
	LIBOR 6 MONTHS	1.37	2011	2027	3,842.60	39.11	9.61	0.10
	FIXED	2.50	1991	2021	30,084.00	306.23	11,740.10	119.50
	FIXED	2.50	1992	2022	6,686.00	68.06	2,772.24	28.22
	FIXED	3.00	1994	2024	22,500.00	229.03	12,621.92	128.48
	FIXED	3.00	1994	2024	15,000.00	152.69	7,124.25	72.52

					6,131.00	62.41	1,122.31	11.42

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	2.50	1995	2025			805.78	8.20
	FIXED	2.10	1995	2025			316.54	3.22

					1,352.00	13.76	790.49	8.05

	FIXED	2.50	1995	2025			598.06	6.09
	FIXED	2.10	1995	2025			192.43	1.96

					12,315.00	125.35	7,195.20	73.24

	FIXED	2.70	1995	2025			6,369.74	64.84
	FIXED	2.10	1995	2025			825.46	8.40

					24,712.00	251.54	12,552.63	127.77

	FIXED	2.70	1996	2026			8,922.35	90.82
	FIXED	2.30	1996	2026			3,630.28	36.95

					10,494.00	106.82	6,396.35	65.11

	FIXED	2.70	1996	2026			6,243.90	63.56
	FIXED	2.30	1996	2026			152.45	1.55

					5,158.00	52.50	3,084.38	31.40

	FIXED	2.50	1996	2026			2,988.08	30.42
	FIXED	2.10	1996	2026			96.30	0.98
	FIXED	2.30	1997	2027	876.00	8.92	331.13	3.37

					7,228.00	73.57	2,780.70	28.30

	FIXED	2.50	1997	2027			1,840.32	18.73
	FIXED	2.10	1997	2027			940.38	9.57

					1,034.00	10.53	525.37	5.35

	FIXED	2.50	1997	2027			192.21	1.96
	FIXED	2.10	1997	2027			333.15	3.39

					2,746.00	27.95	352.11	3.58

	FIXED	2.50	1997	2027			233.20	2.37
	FIXED	2.10	1997	2027			118.91	1.21

					14,555.00	148.16	10,553.14	107.42

	FIXED	2.20	1998	2028			9,716.49	98.90
	FIXED	0.75	1998	2038			836.65	8.52

					19,990.00	203.48	14,219.02	144.74

	FIXED	2.20	1998	2028			13,882.92	141.31
	FIXED	0.75	1998	2038			336.10	3.42

					6,072.00	61.81	4,621.33	47.04

	FIXED	2.20	1998	2028			362.58	3.69
	FIXED	1.70	1998	2028			2,569.65	26.16
	FIXED	0.75	1998	2038			1,689.10	17.19
	FIXED	0.75	1999	2039	35,350.00	359.83	30,635.91	311.84
	FIXED	0.75	1999	2039	20,529.00	208.96	17,836.57	181.56

					16,450.00	167.44	13,872.06	141.20

	FIXED	0.95	2000	2040			12,576.87	128.02
	FIXED	0.75	2000	2040			1,295.19	13.18

					59,037.00	600.94	53,372.87	543.28

	FIXED	0.95	2001	2041			50,287.05	511.87
	FIXED	0.75	2001	2041			3,085.82	31.41

					24,846.00	252.91	8,652.22	88.07

	FIXED	1.40	2008	2038			2,243.73	22.84
	FIXED	0.65	2008	2048			6,335.23	64.49
	FIXED	0.01	2008	2048			73.26	0.75

					14,608.00	148.69	8,748.85	89.05

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	1.40	2009	2039			2,285.55	23.26
	FIXED	0.65	2009	2049			6,290.14	64.03
	FIXED	0.01	2009	2049			173.16	1.76

					30,380.00	309.24	16,122.21	164.11

	FIXED	1.40	2009	2039			16,088.25	163.76
	FIXED	0.01	2009	2039			33.96	0.35
	FIXED	3.50	1994	2014	6,100.00	62.09	380.80	3.88
	JAPAN PRIME RATE	1.96	1999	2014	26,000.00	264.65	1,952.55	19.88
	JAPAN PRIME RATE	2.73	2003	2022	5,000.00	50.90	2,188.30	22.27
	FIXED	3.69	2004	2015	6,768.41	68.90	1,518.06	15.45
	JAPAN PRIME RATE	1.54	2008	2028	10,000.00	101.79	6,000.00	61.07
	FIXED	2.39	2007	2022	5,593.50	56.94	4,087.56	41.61

SPECIAL DRAWING RIGHTS					15.50	23.76	4.09	6.27

	FIXED	0.75	1995	2034	3.50	5.36	2.88	4.41
	FIXED	2.71	1995	2014	7.00	10.73	0.70	1.07
	FIXED	0.75	1998	2038	5.00	7.66	0.51	0.78

UNITED STATES DOLLAR					1,594.37	1,594.37	494.24	494.24

	FIXED	1.25	1993	2023	24.50	24.50	11.95	11.95
	LIBOR 6 MONTHS	1.70	2000	2018	7.51	7.51	2.50	2.50
	FIXED	7.84	2004	2020	15.42	15.42	10.82	10.82
	LIBOR 6 MONTHS	4.11	2008	2018	90.00	90.00	62.30	62.30
	FIXED	3.00	2010	2034	116.60	116.60	105.99	105.99
	ADB FLOATING RATE	4.95	1993	2018	43.20	43.20	9.14	9.14
	ADB FLOATING RATE	4.95	1995	2020	92.00	92.00	49.73	49.73
	ADB FLOATING RATE	4.95	1997	2021	13.51	13.51	4.93	4.93
	LIBOR 6 MONTHS	0.67	2002	2021	36.49	36.49	10.72	10.72
	LIBOR 6 MONTHS	0.65	2003	2022	40.00	40.00	28.93	28.93
	COST QUA. BOR. IBRD 6M	7.29	1994	2014	127.35	127.35	6.82	6.82
	LIBOR 6 MONTHS	0.71	1994	2014	19.65	19.65	0.67	0.67
	COST QUA. BOR. IBRD 6M	4.88	1994	2014	40.00	40.00	3.95	3.95
	COST QUA. BOR. IBRD 6M	4.85	1994	2014	88.85	88.85	9.32	9.32
	LIBOR 6 MONTHS	0.69	1994	2014	24.15	24.15	1.06	1.06
	COST QUA. BOR. IBRD 6M	1.32	1995	2015	24.07	24.07	4.83	4.83
	LIBOR 6 MONTHS	0.69	1995	2015	25.93	25.93	5.21	5.21
	LIBOR 6 MONTHS	0.69	1995	2015	50.00	50.00	6.71	6.71
	COST QUA. BOR. IBRD 6M	7.29	1996	2016	33.90	33.90	8.31	8.31
	COST QUA. BOR. IBRD 6M	0.71	1996	2016	150.00	150.00	26.08	26.08
	COST QUA. BOR. IBRD 6M	7.29	1996	2016	57.00	57.00	9.64	9.64
	LIBOR 6 MONTHS	0.75	1997	2017	60.00	60.00	7.79	7.79
	LIBOR 6 MONTHS	0.77	1998	2018	150.00	150.00	69.11	69.11
	LIBOR 6 MONTHS	0.69	1999	2017	36.30	36.30	4.76	4.76
	LIBOR 6 MONTHS	0.51	2008	2025	12.94	12.94	11.40	11.40
	FIXED	4.00	1995	2016	10.00	10.00	1.87	1.87
	FIXED	4.00	1995	2017	5.00	5.00	1.25	1.25
	U.S. PRIME RATE	2.07	1999	2014	200.00	200.00	18.46	18.46

B. BONDS						4,360.70		4,029.72

UNITED STATES DOLLAR					3,610.00	3,610.00	3,279.02	3,279.02
	FIXED	8.40	1996	2016	360.00	360.00	160.00	160.00
	FIXED	9.63	1998	2028	300.00	300.00	300.00	300.00
	FIXED	5.40	2003	2018	250.00	250.00	119.04	119.04
	FIXED	6.88	2006	2016	500.00	500.00	500.00	500.00
	FIXED	7.25	2009	2019	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	7.39	2009	2024	600.00	600.00	600.00	600.00
	FIXED	7.25	2009	2019	20.99	20.99	20.98	20.98
	FIXED	7.39	2009	2024	579.01	579.01	579.00	579.00

JAPANESE YEN					73,750.00	750.70	73,750.00	750.70

	FIXED	4.65	1995	2015	12,000.00	122.15	12,000.00	122.15
	FIXED	3.20	2002	2020	24,750.00	251.93	24,750.00	251.93
	FIXED	3.50	2002	2022	37,000.00	376.62	37,000.00	376.62

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)

II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT						85.66		85.65

	SAUDI RIAL				27.34	7.29	27.34	7.29

	INTEREST FREE		1986	Upon Demand	5.92	1.58	5.92	1.58
	INTEREST FREE		1986	Upon Demand	18.46	4.92	18.46	4.92
	INTEREST FREE		1986	Upon Demand	2.96	0.79	2.96	0.79

	UNITED STATES DOLLAR				77.64	77.64	77.64	77.64

	INTEREST FREE		1986	Upon Demand	7.51	7.51	7.51	7.51
	INTEREST FREE		1986	Upon Demand	0.72	0.72	0.72	0.72
	INTEREST FREE		1986	Upon Demand	2.18	2.18	2.18	2.18
	INTEREST FREE		1986	Upon Demand	33.09	33.09	33.09	33.09
	INTEREST FREE		1986	Upon Demand	18.60	18.60	18.60	18.60
	INTEREST FREE		1986	Upon Demand	0.51	0.51	0.51	0.51
	INTEREST FREE		1986	Upon Demand	5.22	5.22	5.22	5.22
	INTEREST FREE		1986	Upon Demand	8.33	8.33	8.33	8.33
	INTEREST FREE		1986	Upon Demand	0.97	0.97	0.97	0.97
	INTEREST FREE		1986	Upon Demand	0.52	0.52	0.52	0.52

	POUNDS STERLING
	INTEREST FREE		1986	Upon Demand	0.00	0.00	0.00	0.00

	EURO
	INTEREST FREE		1986	Upon Demand	0.33	0.45	0.33	0.44

	CANADIAN DOLLAR
	INTEREST FREE		1986	Upon Demand	0.27	0.26	0.27	0.26

	JAPANESE YEN
	INTEREST FREE		1986	Upon Demand	2.74	0.03	2.74	0.03

(1)	Includes Government guarantee on GOCC (loans and bonds) and GFI guarantee assumed by the Government per Proc. 50.
(2)	Amount in original currencies were converted to US Dollars using BSP reference rates on September 30, 2013.

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
GRAND TOTAL						65,783.37		44,569.70

I. DIRECT LOANS						32,768.52		16,366.96

A. AVAILED OF BY GOVERNMENT AGENCIES						30,478.47		15,392.70

CANADIAN DOLLARS					6.33	6.15	1.07	1.04

	INTEREST FREE		1974	2024	6.33	6.15	1.07	1.04

SWISS FRANCS					94.89	104.79	9.37	10.35

	SWITZERLAND PRIME RATE	0.74	2001	2014	94.89	104.79	9.37	10.35

CHINA YUAN					1,200.00	196.07	1,026.01	167.64

	FIXED	2.00	2006	2026	400.00	65.36	332.68	54.36
	FIXED	2.00	2007	2027	800.00	130.71	693.33	113.29

EURO					730.42	987.75	503.86	681.37

	FIXED	2.00	1984	2014	6.90	9.33	0.51	0.68
	FIXED	2.00	1984	2014	8.44	11.41	0.62	0.84
	FIXED	2.00	1990	2020	3.37	4.56	1.27	1.71
	FIXED	0.75	2002	2042	7.39	9.99	6.50	8.78
	FIXED	0.75	2002	2042	7.46	10.09	7.14	9.65
	FIXED	6.10	2002	2014	5.83	7.88	0.87	1.18
	FIXED	0.75	2007	2047	10.00	13.52	5.63	7.62
	FIXED	0.75	2008	2048	4.00	5.41	2.81	3.80
	FIXED	1.50	1995	2015	8.12	10.97	1.62	2.19
	FIXED	4.00	1997	2013	14.52	19.64	0.00	0.00
	FIXED	4.50	1998	2019	15.06	20.37	7.53	10.18
	FIXED	4.50	1999	2022	58.69	79.37	53.10	71.81
	INTEREST FREE		2000	2016	8.48	11.47	1.57	2.12
	FIXED	4.00	2000	2023	31.25	42.26	26.04	35.22
	FIXED	4.40	2001	2024	23.99	32.44	22.99	31.09
	FIXED	3.65	2002	2024	24.19	32.71	23.18	31.34
	FIXED	1.00	2012	2031	20.49	27.71	17.12	23.16
	FIXED	3.45	2002	2024	18.17	24.57	18.17	24.57
	EIBOR	0.97	2002	2016	14.60	19.74	4.38	5.92
	FIXED	3.00	1988	2020	4.34	5.88	1.63	2.20
	FIXED	3.00	1988	2019	1.45	1.96	0.49	0.66
	FIXED	2.50	1990	2021	4.43	5.99	2.02	2.73
	FIXED	2.50	1990	2021	4.15	5.62	1.94	2.62
	FIXED	2.50	1990	2021	2.65	3.59	1.23	1.66
	FIXED	2.50	1992	2022	1.02	1.38	0.53	0.71
	FIXED	2.00	1990	2022	10.52	14.22	5.28	7.14
	FIXED	2.00	1990	2022	0.73	0.99	0.37	0.50
	FIXED	2.00	1990	2022	2.88	3.90	1.45	1.96
	FIXED	2.00	1990	2022	0.76	1.03	0.36	0.49
	FIXED	2.00	1990	2022	2.17	2.93	1.11	1.50
	FIXED	3.30	1991	2013	11.19	15.14	1.23	1.66
	FIXED	3.30	1991	2014	2.81	3.79	0.25	0.34
	FIXED	3.30	1991	2014	1.59	2.14	0.12	0.16
	FIXED	3.50	1992	2015	2.29	3.09	0.38	0.52
	FIXED	3.50	1992	2016	0.76	1.03	0.16	0.22
	FIXED	3.50	1992	2017	7.58	10.25	0.26	0.35
	FIXED	3.10	1993	2014	6.46	8.74	0.86	1.16
	FIXED	3.10	1993	2014	12.20	16.49	1.80	2.44
	FIXED	3.10	1993	2015	1.22	1.64	0.22	0.29
	FIXED	1.40	1994	2022	2.69	3.64	1.35	1.82
	FIXED	1.40	1994	2021	15.57	21.05	7.89	10.67
	FIXED	1.50	1995	2022	1.92	2.60	0.91	1.23
	FIXED	1.50	1995	2023	0.74	1.01	0.39	0.53
	FIXED	1.50	1995	2022	3.66	4.95	1.85	2.51
	FIXED	6.67	1995	2014	2.07	2.79	0.03	0.04
	FIXED	1.50	1995	2022	3.10	4.19	2.09	2.83
	FIXED	1.50	1997	2023	5.50	7.43	3.12	4.22
	FIXED	1.50	1997	2023	9.14	12.37	4.20	5.68
	FIXED	0.47	1998	2029	3.30	4.46	2.91	3.93
	FIXED	4.94	1998	2010	0.77	1.05	0.00	0.00
	FIXED	0.47	1998	2029	0.74	1.00	0.63	0.86

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	INTEREST FREE		2007	2024	5.39	7.28	4.94	6.68
	EIBOR	0.77	2008	2021	12.51	16.92	9.68	13.09
	FIXED	5.12	2008	2015	2.92	3.94	1.46	1.97
	FIXED	5.06	2008	2015	0.97	1.31	0.49	0.66
	INTEREST FREE		2008	2022	11.35	15.35	8.63	11.67
	FIXED	5.14	2008	2020	30.17	40.80	19.61	26.52
	FIXED	5.14	2008	2020	38.16	51.60	27.33	36.96
	FIXED	0.30	2009	2040	15.71	21.24	15.62	21.13
	FIXED	4.74	2009	2020	15.71	21.24	11.43	15.46
	EIBOR	1.40	2010	2029	150.00	202.85	150.00	202.85
	FIXED	0.15	2011	2034	26.19	35.42	6.59	8.92

POUNDS STERLING					16.25	26.23	0.00	0.00

	FIXED	6.74	2001	2013	16.25	26.23	0.00	0.00

JAPANESE YEN					1,638,518.07	16,678.48	619,427.93	6,305.16

	ADB FLOATING RATE	1.17	1986	2016	1,697.21	17.28	611.33	6.22
	ADB FLOATING RATE	1.17	1990	2015	664.57	6.76	208.48	2.12
	ADB FLOATING RATE	1.17	1990	2020	3,173.24	32.30	1,939.80	19.75
	ADB FLOATING RATE	1.17	1991	2015	11,989.38	122.04	3,079.22	31.34
	LIBOR BASE	0.45	2008	2022	34,253.10	348.66	29,998.86	305.36
	FIXED	3.00	1987	2012	30,000.00	305.37	0.00	0.00
	FIXED	2.70	1988	2013	15,000.00	152.69	405.41	4.13
	FIXED	2.70	1988	2013	25,000.00	254.48	675.68	6.88
	FIXED	2.70	1988	2013	12,500.00	127.24	337.84	3.44
	FIXED	2.70	1989	2014	40,000.00	407.16	3,243.24	33.01
	FIXED	2.70	1990	2020	28,200.00	287.05	10,317.06	105.02
	FIXED	2.70	1991	2016	10,575.00	107.64	1,429.05	14.55
	FIXED	2.70	1991	2016	13,219.00	134.56	1,786.35	18.18
	FIXED	2.70	1991	2016	13,219.00	134.56	2,143.62	21.82
	FIXED	3.00	1992	2017	25,380.00	258.34	5,487.56	55.86
	FIXED	0.75	1999	2039	36,300.00	369.50	30,349.13	308.92
	FIXED	1.40	2009	2039	9,293.00	94.59	9,293.00	94.59
	FIXED	1.40	2010	2040	9,220.00	93.85	9,220.00	93.85
	LIBOR BASE	0.27	2010	2025	13,830.00	140.78	12,723.60	129.51
	FIXED	1.40	2012	2042	7,775.00	79.14	7,775.00	79.14
	FIXED	3.00	1983	2013	9,900.00	100.77	0.00	0.00
	FIXED	3.00	1983	2013	6,300.00	64.13	0.00	0.00
	FIXED	3.00	1983	2013	5,400.00	54.97	0.00	0.00
	FIXED	3.00	1983	2013	1,140.00	11.60	0.00	0.00
	FIXED	3.00	1983	2013	4,600.00	46.82	0.00	0.00
	FIXED	4.00	1983	2013	9,600.00	97.72	0.00	0.00
	FIXED	3.50	1984	2014	3,012.00	30.66	146.19	1.49
	FIXED	3.50	1984	2014	1,381.00	14.06	27.36	0.28
	FIXED	3.50	1986	2016	148.00	1.51	14.93	0.15
	FIXED	3.50	1986	2016	705.00	7.18	66.93	0.68
	FIXED	3.50	1986	2016	7,595.00	77.31	1,068.82	10.88
	FIXED	3.50	1986	2016	3,988.00	40.59	582.36	5.93
	FIXED	3.50	1986	2016	1,439.00	14.65	141.10	1.44
	FIXED	3.50	1986	2016	2,555.00	26.01	213.31	2.17
	FIXED	4.00	1987	2017	40,400.00	411.23	7,496.55	76.31
	FIXED	3.00	1988	2018	2,254.00	22.94	34.77	0.35
	FIXED	3.00	1988	2018	4,837.00	49.24	976.13	9.94
	FIXED	3.00	1988	2018	10,818.00	110.12	1,978.76	20.14
	FIXED	3.00	1988	2018	2,090.00	21.27	449.17	4.57
	FIXED	3.00	1988	2018	5,735.00	58.38	1,249.16	12.72
	FIXED	3.00	1988	2018	3,193.00	32.50	594.40	6.05
	FIXED	3.00	1988	2018	4,611.00	46.94	986.33	10.04
	FIXED	3.00	1988	2018	3,372.00	34.32	596.67	6.07
	FIXED	3.00	1988	2018	2,000.00	20.36	307.11	3.13
	FIXED	3.00	1988	2018	707.00	7.20	132.70	1.35
	FIXED	3.00	1988	2018	326.00	3.32	68.90	0.70
	FIXED	3.00	1988	2018	308.00	3.14	65.94	0.67
	FIXED	3.00	1988	2018	14,003.00	142.54	3,400.98	34.62
	FIXED	2.70	1989	2019	2,063.00	21.00	593.33	6.04
	FIXED	2.70	1989	2019	4,776.00	48.61	964.73	9.82
	FIXED	2.70	1989	2019	2,500.00	25.45	731.70	7.45

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.70	1989	2019	2,633.00	26.80	571.94	5.82
	FIXED	2.70	1989	2019	5,500.00	55.98	1,475.40	15.02
	FIXED	2.70	1989	2019	6,300.00	64.13	1,454.04	14.80
	FIXED	2.70	1989	2019	2,169.00	22.08	623.52	6.35
	FIXED	2.70	1990	2020	2,304.00	23.45	721.58	7.34
	FIXED	2.70	1990	2020	4,238.00	43.14	1,158.76	11.79
	FIXED	2.70	1990	2020	2,079.00	21.16	640.54	6.52
	FIXED	2.70	1990	2020	5,708.00	58.10	1,705.29	17.36
	FIXED	2.70	1990	2020	8,634.00	87.89	2,352.22	23.94
	FIXED	2.70	1990	2020	454.00	4.62	100.27	1.02
	FIXED	2.70	1990	2020	4,986.00	50.75	1,576.20	16.04
	FIXED	2.70	1990	2020	5,080.00	51.71	1,006.94	10.25
	FIXED	2.70	1990	2020	10,560.00	107.49	1,991.18	20.27
	FIXED	2.70	1990	2020	21,752.00	221.41	5,182.84	52.76
	FIXED	2.70	1990	2020	4,867.00	49.54	1,426.35	14.52
	FIXED	2.70	1990	2020	4,301.00	43.78	1,363.57	13.88
	FIXED	2.70	1990	2020	5,066.00	51.57	1,689.60	17.20
	FIXED	2.70	1991	2021	2,065.00	21.02	708.45	7.21
	FIXED	2.70	1991	2021	1,663.00	16.93	590.05	6.01
	FIXED	2.70	1991	2021	1,795.00	18.27	491.01	5.00
	FIXED	2.70	1991	2021	5,266.00	53.60	1,883.63	19.17
	FIXED	2.70	1991	2021	10,790.00	109.83	4,128.03	42.02
	FIXED	2.70	1991	2021	3,516.00	35.79	1,360.61	13.85
	FIXED	2.70	1991	2021	9,427.00	95.96	3,626.45	36.91
	FIXED	2.70	1991	2021	8,283.00	84.31	2,893.26	29.45
	FIXED	2.70	1992	2022	7,655.00	77.92	1,932.05	19.67
	FIXED	2.70	1991	2021	4,028.00	41.00	1,305.38	13.29
	FIXED	2.70	1991	2021	20,020.00	203.78	7,812.66	79.53
	FIXED	3.00	1993	2023	3,653.00	37.18	1,462.41	14.89
	FIXED	3.00	1993	2023	6,112.00	62.21	1,384.23	14.09
	FIXED	3.00	1993	2023	6,872.00	69.95	3,251.62	33.10
	FIXED	3.00	1993	2023	4,633.00	47.16	1,935.48	19.70
	FIXED	3.00	1993	2023	3,803.00	38.71	1,735.22	17.66
	FIXED	3.00	1993	2023	3,055.00	31.10	1,490.22	15.17
	FIXED	3.00	1993	2023	9,294.00	94.60	2,799.48	28.50
	FIXED	3.00	1994	2024	7,056.00	71.82	3,565.85	36.30
	FIXED	3.00	1994	2024	6,630.00	67.49	3,122.69	31.79
	FIXED	3.00	1994	2024	5,513.00	56.12	2,896.87	29.49
	FIXED	3.00	1994	2024	10,756.00	109.49	179.56	1.83
	FIXED	3.00	1994	2024	2,896.00	29.48	683.81	6.96
	FIXED	3.00	1994	2024	457.00	4.65	119.97	1.22
	FIXED	3.00	1994	2024	9,620.00	97.92	5,361.37	54.57
	FIXED	3.00	1994	2024	4,616.00	46.99	2,425.35	24.69
	FIXED	3.00	1994	2024	11,754.00	119.64	6,593.62	67.12

	FIXED		1995	2025	6,151.00	62.61	3,404.50	34.65

	FIXED	2.70	1995	2025			2,944.44	29.97
	FIXED	2.30	1995	2025			460.06	4.68

	FIXED		1995	2025	4,040.00	41.12	2,278.15	23.19

	FIXED	2.70	1995	2025			1,936.70	19.71
	FIXED	2.30	1995	2025			341.45	3.48

	FIXED		1995	2025	8,312.00	84.61	4,851.62	49.38

	FIXED	2.50	1995	2025			4,364.18	44.42
	FIXED	2.10	1995	2025			487.44	4.96

	FIXED		1995	2025	18,391.00	187.20	10,757.02	109.50

	FIXED	2.70	1995	2025			9,364.78	95.32
	FIXED	2.30	1995	2025			1,392.24	14.17
	FIXED		1995	2025	5,579.00	56.79	3,080.47	31.36

	FIXED	2.70	1995	2025			2,747.50	27.97
	FIXED	2.30	1995	2025			332.98	3.39

	FIXED		1995	2025	6,386.00	65.00	3,631.06	36.96

	FIXED	2.70	1995	2025			3,079.99	31.35

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.30	1995	2025			551.06	5.61

	FIXED		1995	2025	12,895.00	131.26	7,313.66	74.45

	FIXED	2.70	1995	2025			6,143.64	62.54
	FIXED	2.30	1995	2025			1,170.02	11.91

	FIXED		1995	2025	4,765.00	48.50	2,249.88	22.90

	FIXED	2.70	1995	2025			1,983.29	20.19
	FIXED	2.30	1995	2025			266.59	2.71

	FIXED		1995	2025	9,551.00	97.22	5,227.20	53.21

	FIXED	2.70	1995	2025			3,804.12	38.72
	FIXED	2.30	1995	2025			1,423.08	14.49

	FIXED		1995	2025	2,872.00	29.23	1,062.84	10.82

	FIXED	2.70	1995	2025			735.60	7.49
	FIXED	2.30	1995	2025			327.24	3.33

	FIXED		1996	2026	6,911.00	70.35	4,213.85	42.89

	FIXED	2.50	1996	2026			3,631.70	36.97
	FIXED	2.10	1996	2026			582.15	5.93
	FIXED	2.30	1996	2026	305.00	3.10	138.53	1.41

	FIXED		1997	2027	5,746.00	58.49	2,718.79	27.67

	FIXED	2.70	1997	2027			2,231.31	22.71
	FIXED	2.30	1997	2027			487.49	4.96

	FIXED		1997	2027	7,683.00	78.21	4,912.92	50.01

	FIXED	2.70	1997	2027			4,102.41	41.76
	FIXED	2.30	1997	2027			810.51	8.25

	FIXED		1997	2027	6,593.00	67.11	4,174.98	42.50

	FIXED	2.70	1997	2027			3,798.23	38.66
	FIXED	2.30	1997	2027			376.76	3.84

	FIXED		1997	2027	9,411.00	95.79	5,876.06	59.81

	FIXED	2.50	1997	2027			5,282.01	53.77
	FIXED	2.10	1997	2027			594.05	6.05

	FIXED		1997	2027	7,979.00	81.22	4,807.76	48.94

	FIXED	2.50	1997	2027			4,093.25	41.67
	FIXED	2.10	1997	2027			714.50	7.27

	FIXED		1997	2027	11,122.00	113.21	6,296.27	64.09

	FIXED	2.70	1997	2027			4,585.25	46.67
	FIXED	2.30	1997	2027			1,711.02	17.42

	FIXED		1998	2028	5,849.00	59.54	3,806.58	38.75

	FIXED	2.20	1998	2028			3,082.08	31.37
	FIXED	0.75	1998	2038			724.50	7.37

	FIXED		1998	2028	13,564.00	138.07	8,788.33	89.46

	FIXED	2.20	1998	2028			7,156.68	72.85
	FIXED	0.75	1998	2038			1,631.65	16.61

	FIXED		1998	2028	5,728.00	58.31	1,750.16	17.81

	FIXED	2.20	1998	2028			1,358.91	13.83
	FIXED	0.75	1998	2038			391.25	3.98

	FIXED		1998	2028	4,328.00	44.05	2,233.44	22.73

	FIXED	2.20	1998	2028			1,727.04	17.58
	FIXED	0.75	1998	2038			506.40	5.15

	FIXED		1998	2028	458.00	4.66	275.27	2.80

	FIXED	1.70	1998	2028			19.17	0.20
	FIXED	0.75	1998	2038			256.10	2.61

	FIXED		1998	2028	6,734.00	68.55	4,702.80	47.87

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.70	1998	2028			3,624.15	36.89
	FIXED	0.75	1998	2038			1,078.65	10.98

	FIXED		1998	2028	3,201.00	32.58	1,824.17	18.57

	FIXED	1.70	1998	2028			26.52	0.27
	FIXED	0.75	1998	2038			1,797.65	18.30
	FIXED		1998	2028	14,136.00	143.89	8,564.89	87.18

	FIXED	2.20	1998	2028			7,391.34	75.24
	FIXED	0.75	1998	2038			1,173.55	11.95

	FIXED		1998	2028	2,428.00	24.71	1,127.67	11.48

	FIXED	1.70	1998	2028			815.67	8.30
	FIXED	0.75	1998	2038			312.00	3.18

	FIXED		1999	2029	7,210.00	73.39	5,310.28	54.05

	FIXED	1.80	1999	2029			3,976.01	40.47
	FIXED	0.75	1999	2039			1,334.28	13.58

	FIXED		1999	2029	951.00	9.68	396.23	4.03

	FIXED	1.30	1999	2029			98.74	1.01
	FIXED	0.75	1999	2039			297.49	3.03

	FIXED		1999	2029	6,078.00	61.87	4,877.49	49.65

	FIXED	1.80	1999	2029			4,372.14	44.50
	FIXED	0.75	1999	2039			505.36	5.14

	FIXED		1999	2029	16,990.00	172.94	10,014.69	101.94

	FIXED	1.80	1999	2029			8,650.75	88.06
	FIXED	1.30	1999	2029			174.14	1.77
	FIXED	0.75	1999	2039			1,189.80	12.11

	FIXED		1999	2029	15,384.00	156.59	12,409.62	126.32

	FIXED	1.80	1999	2029			10,583.13	107.73
	FIXED	0.75	1999	2039			1,826.49	18.59

	FIXED		1999	2029	5,852.00	59.57	4,499.69	45.80

	FIXED	1.80	1999	2029			3,747.51	38.15
	FIXED	0.75	1999	2039			752.18	7.66

	FIXED		1999	2029	7,434.00	75.67	6,036.73	61.45

	FIXED	1.80	1999	2029			5,302.57	53.97
	FIXED	0.75	1999	2039			734.16	7.47

	FIXED		1999	2029	5,068.00	51.59	3,088.32	31.44

	FIXED	1.80	1999	2029			2,525.46	25.71
	FIXED	0.75	1999	2039			562.86	5.73
	FIXED	0.75	1999	2039	4,714.00	47.98	218.31	2.22

	FIXED		1999	2029	9,013.00	91.74	6,200.92	63.12

	FIXED	1.30	1999	2029			5,421.34	55.18
	FIXED	0.75	1999	2039			779.58	7.94
	FIXED	0.75	1999	2039	1,167.00	11.88	838.62	8.54

	FIXED		2000	2040	8,929.00	90.89	7,777.73	79.17

	FIXED	1.00	2000	2040			6,785.86	69.07
	FIXED	0.75	2000	2040			991.87	10.10

	FIXED		2000	2040	14,724.00	149.88	12,678.55	129.05

	FIXED	0.95	2000	2040			11,401.34	116.05
	FIXED	0.75	2000	2040			1,277.21	13.00

	FIXED		2000	2040	3,549.00	36.13	3,103.81	31.59

	FIXED	0.95	2000	2040			2,608.74	26.55
	FIXED	0.75	2000	2040			495.07	5.04

	FIXED		2001	2031	8,294.00	84.42	6,885.24	70.08

	FIXED	2.20	2001	2031			5,497.96	55.96
	FIXED	0.75	2001	2041			1,387.29	14.12

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	0.75	2001	2041	5,543.00	56.42	263.65	2.68

	FIXED		2001	2031	11,743.00	119.53	5,546.25	56.46

	FIXED	2.20	2001	2031			4,989.28	50.79
	FIXED	0.75	2001	2041			556.98	5.67

	FIXED		2001	2031	6,205.00	63.16	3,953.30	40.24

	FIXED	2.20	2001	2031			3,001.86	30.56
	FIXED	0.75	2001	2041			951.44	9.68

	FIXED		2001	2031	5,210.00	53.03	3,365.70	34.26

	FIXED	2.20	2001	2031			2,545.52	25.91
	FIXED	0.75	2001	2041			820.18	8.35

	FIXED		2001	2031	6,515.00	66.32	5,130.01	52.22

	FIXED	2.20	2001	2031			4,225.00	43.01
	FIXED	0.75	2001	2041			905.02	9.21

	FIXED		2001	2031	2,789.00	28.39	2,443.72	24.87

	FIXED	1.70	2001	2031			2,308.14	23.49
	FIXED	0.75	2001	2041			135.58	1.38

	FIXED		2001	2031	6,309.00	64.22	5,572.94	56.73

	FIXED	1.70	2001	2031			4,542.88	46.24
	FIXED	0.75	2001	2041			1,030.06	10.49
	FIXED	0.75	2001	2041	2,034.00	20.70	1,795.30	18.27

	FIXED		2002	2032	6,723.00	68.43	6,003.29	61.11

	FIXED	2.20	2002	2032			5,257.33	53.51
	FIXED	0.75	2002	2042			745.96	7.59

	FIXED		2002	2032	22,049.00	224.44	2,011.26	20.47

	FIXED	2.20	2002	2032			921.95	9.38
	FIXED	1.80	2002	2032			1,089.31	11.09

	FIXED		2002	2032	3,224.00	32.82	2,720.03	27.69

	FIXED	2.20	2002	2032			2,077.81	21.15
	FIXED	0.75	2002	2042			642.22	6.54

	FIXED		2002	2032	6,790.00	69.12	6,115.10	62.25

	FIXED	1.70	2002	2032			4,859.73	49.47
	FIXED	0.75	2002	2042			1,255.37	12.78

	FIXED		2002	2042	18,488.00	188.19	17,130.04	174.37

	FIXED	0.95	2002	2042			15,235.25	155.08
	FIXED	0.75	2002	2042			1,894.79	19.29
	FIXED	2.20	2003	2033	2,470.00	25.14	2,365.10	24.07
	FIXED	2.20	2004	2034	6,223.00	63.34	4,129.84	42.04
	FIXED	2.20	2003	2033	3,717.00	37.84	3,165.75	32.22
	FIXED	0.75	2007	2047	8,529.00	86.82	8,481.14	86.33

	FIXED		2007	2037	7,604.00	77.40	6,292.64	64.05

	FIXED	1.50	2007	2037			5,349.02	54.45
	FIXED	0.01	2007	2037			943.62	9.61

	FIXED		2007	2037	11,802.00	120.13	7,974.85	81.18

	FIXED	1.50	2007	2037			6,800.87	69.23
	FIXED	0.75	2007	2047			162.59	1.66
	FIXED	0.01	2007	2037			1,011.39	10.29
	FIXED	0.01	2010	2050	9,912.00	100.89	8,134.03	82.80

	FIXED	1.40	2011	2036	40,847.00	415.78	1,645.42	16.75

	FIXED	0.01	2011	2036			1,151.48	11.72
	FIXED	0.01	2011	2036			493.94	5.03
	FIXED	0.30	2052	2012	9,244.00	94.09	211.68	2.15
	FIXED	0.01	2012	2042	4,591.00	46.73	40.06	0.41
	FIXED	1.40	2012	2042	6,063.00	61.72	580.00	5.90

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.40	2012	2042	6,187.00	62.98	143.20	1.46

	FIXED		1993	2013	25,000.00	254.48	0.00	0.00

	FIXED	4.70	1993	2013			0.00	0.00
	FIXED	3.40	1993	2013			0.00	0.00

	FIXED		1997	2021	20,800.00	211.72	6,887.21	70.10

	FIXED	2.00	1997	2021			716.05	7.29
	FIXED	2.00	1997	2021			369.25	3.76
	FIXED	1.35	1997	2021			647.42	6.59
	FIXED	1.50	1997	2021			241.77	2.46
	FIXED	1.90	1997	2021			383.04	3.90
	FIXED	1.75	1997	2021			315.43	3.21
	FIXED	1.45	1997	2021			433.07	4.41
	FIXED	1.30	1997	2021			451.29	4.59
	FIXED	1.30	1997	2021			369.10	3.76
	FIXED	1.50	1997	2021			302.40	3.08
	FIXED	1.50	1997	2021			302.12	3.08
	FIXED	1.80	1997	2021			407.45	4.15
	FIXED	1.50	1997	2021			457.50	4.66
	FIXED	1.50	1997	2021			332.76	3.39
	FIXED	1.60	1997	2021			572.31	5.83
	FIXED	2.30	1997	2021			586.25	5.97
	FIXED	2.40	1999	2018	43,800.00	445.84	4,026.66	40.99

	FIXED		1999	2013	43,800.00	445.84	0.00	0.00

	FIXED	2.40	1999	2013			0.00	0.00
	FIXED	1.80	1999	2013			0.00	0.00
	FIXED	1.40	1999	2013			0.00	0.00
	FIXED	2.16	2007	2021	39,000.00	396.98	24,650.00	250.91
	FIXED	1.95	2000	2013	16,660.00	169.58	833.00	8.48

	FIXED		2001	2047	20,308.18	206.72	823.92	8.39

	FIXED	1.40	2001	2013			0.00	0.00
	FIXED	1.59	2001	2015			823.92	8.39
	FIXED	1.89	2005	2014	16,640.13	169.38	188.13	1.91
	FIXED	2.69	2006	2020	19,113.66	194.56	2,452.78	24.97
	JAPAN LIBOR	2.40	2008	2013	4,130.78	42.05	0.00	0.00
	FIXED	2.49	2008	2017	23,407.76	238.27	13,545.01	137.87
	FIXED	2.35	2008	2021	33,963.31	345.71	17,049.76	173.55
	JAPAN LIBOR	3.18	2008	2013	5,993.53	61.01	0.00	0.00
	FIXED	3.03	2009	2022	23,554.52	239.76	4,236.72	43.13
	JAPAN LIBOR	3.96	2009	2014	4,156.68	42.31	423.28	4.31

KOREAN WON					182,093.73	169.53	58,643.70	54.60

	FIXED	2.50	1998	2030	21,172.00	19.71	2,118.15	1.97
	FIXED	2.50	2007	2030	28,724.00	26.74	18,591.26	17.31
	FIXED	1.50	2005	2035	23,041.00	21.45	22,613.84	21.05
			2009	2049	14,953.00	13.92	6,926.22	6.45
	INTEREST FREE		2009	2049			863.01	0.80
	FIXED	0.10	2009	2049			6,063.21	5.64
	FIXED		2009	2049	2,961.29	2.76	0.00	0.00
	INTEREST FREE		2009	2049	0.00	0.00	1,766.77	1.64
	FIXED	0.10	2009	2049	0.00	0.00	4,665.54	4.34
	INTEREST FREE		2012	2052	76,919.44	71.61	1,111.06	1.03
	FIXED	0.15	2011	2051	14,323.00	13.33	850.86	0.79

KUWAIT DINAR					6.15	21.29	1.82	6.29

	FIXED	4.00	1998	2018	6.15	21.29	1.82	6.29

SAUDI RIAL					75.00	20.00	3.66	0.98

	FIXED	2.00	2005	2030	75.00	20.00	3.66	0.98

SPECIAL DRAWING RIGHT					765.74	1,173.60	530.72	813.39

	FIXED	1.00	1978	2018	5.92	9.08	3.26	4.99
	FIXED	1.00	1980	2020	5.33	8.16	3.24	4.97

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.00	1981	2021	5.84	8.95	3.74	5.73
	FIXED	1.00	1986	2026	39.81	61.01	29.57	45.32
	FIXED	1.00	1988	2023	8.25	12.64	5.01	7.67
	FIXED	1.00	1988	2023	34.24	52.48	22.43	34.38
	FIXED	1.00	1988	2023	36.13	55.38	23.67	36.28
	FIXED	1.00	1988	2023	12.21	18.71	8.14	12.47
	FIXED	1.00	1988	2023	2.63	4.04	2.63	4.04
	FIXED	1.00	1989	2023	18.69	28.64	12.46	19.10
	FIXED	1.00	1989	2023	11.42	17.51	7.62	11.67
	FIXED	1.00	1990	2025	14.63	22.42	10.22	15.66
	FIXED	1.00	1989	2024	12.44	19.06	8.83	13.53
	FIXED	1.00	1990	2025	62.73	96.14	43.81	67.15
	FIXED	1.00	1991	2025	22.50	34.49	15.71	24.09
	FIXED	1.00	1989	2024	38.17	58.50	25.03	38.36
	FIXED	1.00	1990	2025	36.70	56.24	27.52	42.18
	FIXED	1.00	1990	2025	10.91	16.73	8.19	12.54
	FIXED	1.00	1990	2025	10.46	16.04	7.31	11.20
	FIXED	1.00	1991	2026	25.89	39.68	20.40	31.26
	FIXED	1.00	1991	2026	19.45	29.81	15.33	23.49
	FIXED	1.00	1992	2026	20.25	31.04	15.96	24.45
	FIXED	1.00	1992	2027	9.13	14.00	9.13	14.00
	FIXED	1.00	1993	2028	13.48	20.66	11.52	17.66
	FIXED	1.00	1995	2029	20.38	31.23	17.55	26.90
	FIXED	1.00	1995	2029	6.49	9.94	5.59	8.56
	FIXED	1.00	1996	2030	4.76	7.30	4.05	6.20
	FIXED	1.00	1995	2030	8.51	13.05	7.35	11.26
	FIXED	1.00	1995	2030	12.12	18.58	10.46	16.04
	FIXED	1.00	1997	2031	6.77	10.37	5.76	8.83
	FIXED	1.00	1997	2031	1.97	3.01	1.70	2.61
	FIXED	1.00	1998	2032	9.27	14.21	7.95	12.18
	FIXED	1.00	1998	2032	5.62	8.61	4.90	7.51
	FIXED	0.75	1991	2026	50.00	76.63	31.25	47.89
	FIXED	0.75	1992	2027	26.40	40.46	17.08	26.17
	FIXED	0.75	1993	2028	50.50	77.40	18.96	29.06
	FIXED	0.75	1996	2035	6.15	9.43	2.89	4.42
	FIXED	0.75	1998	2038	11.00	16.86	8.03	12.30
	FIXED	0.75	2002	2041	11.60	17.78	8.81	13.51
	FIXED	0.75	2005	2045	12.35	18.93	11.74	18.00
	FIXED	0.75	2008	2048	16.15	24.75	3.93	6.03
	LIBOR BASE	0.43	2009	2028	10.69	16.38	9.95	15.25
	FIXED	0.75	2000	2040	6.00	9.20	4.67	7.16
	FIXED	0.75	2000	2040	4.50	6.90	4.01	6.15
	FIXED	1.00	1974	2014	2.15	3.30	0.54	0.83
	FIXED	1.00	1979	2019	5.15	7.89	2.83	4.34

UNITED STATES DOLLAR					11,094.59	11,094.59	7,351.88	7,351.88

	LIBOR BASE	1.04	1995	2020	30.00	30.00	1.72	1.72
	LIBOR BASE	1.04	1996	2022	9.50	9.50	1.92	1.92
	LIBOR BASE	1.03	1995	2022	15.00	15.00	3.68	3.68
	LIBOR BASE	1.04	1997	2021	18.50	18.50	0.86	0.86
	LIBOR BASE	1.03	1997	2021	167.00	167.00	53.33	53.33
	LIBOR BASE	1.06	1998	2022	93.00	93.00	1.38	1.38
	LIBOR BASE	1.06	1998	2022	20.22	20.22	2.19	2.19
	LIBOR BASE	1.03	1998	2022	15.70	15.70	6.64	6.64
	LIBOR BASE	1.07	1998	2022	71.00	71.00	15.47	15.47
	LIBOR BASE	1.24	1999	2025	53.00	53.00	24.18	24.18
	LIBOR BASE	1.02	1999	2023	24.30	24.30	0.95	0.95
	LIBOR BASE	1.01	1999	2023	93.16	93.16	42.53	42.53
	LIBOR BASE	1.06	1999	2023	60.00	60.00	32.54	32.54
	LIBOR BASE	1.06	2000	2024	75.00	75.00	1.35	1.35
	LIBOR BASE	1.06	2000	2015	100.00	100.00	12.10	12.10
	LIBOR BASE	1.06	2000	2025	75.00	75.00	50.17	50.17
	LIBOR BASE	1.06	2000	2025	25.00	25.00	14.15	14.15
	LIBOR BASE	1.04	2001	2025	75.00	75.00	49.24	49.24
	LIBOR BASE	1.06	2001	2016	75.00	75.00	27.58	27.58
	LIBOR BASE	1.06	2003	2018	150.00	150.00	83.93	83.93
	LIBOR BASE	1.03	2005	2019	200.00	200.00	136.14	136.14

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	LIBOR BASE	1.03	2005	2030	13.00	13.00	12.11	12.11
	LIBOR BASE	1.64	2005	2020	150.00	150.00	124.94	124.94
	LIBOR BASE	1.03	2006	2021	200.00	200.00	163.40	163.40
	LIBOR BASE	1.03	2006	2021	450.00	450.00	367.65	367.65
	LIBOR BASE	5.77	2007	2022	250.00	250.00	204.25	204.25
	LIBOR BASE	1.03	2007	2025	33.80	33.80	15.93	15.93
	LIBOR BASE	0.64	2008	2023	250.00	250.00	236.89	236.89
	LIBOR BASE	0.63	2008	2027	70.00	70.00	10.71	10.71
	LIBOR BASE	0.61	2008	2023	300.00	300.00	278.75	278.75
	LIBOR BASE	0.66	2009	2033	31.10	31.10	22.79	22.79
	LIBOR BASE	0.66	2009	2024	250.00	250.00	238.48	238.48
	LIBOR BASE	0.63	2009	2024	225.00	225.00	219.94	219.94
	LIBOR BASE	0.66	2010	2035	400.00	400.00	192.61	192.61
	LIBOR BASE	0.62	2011	2025	200.00	200.00	200.00	200.00
	LIBOR BASE	0.62	2012	2026	300.00	300.00	300.00	300.00
	LIBOR BASE	0.64	2012	2027	350.00	350.00	350.00	350.00
	LIBOR BASE	0.62	2012	2036	62.00	62.00	1.05	1.05
	LIBOR BASE	0.66	2013	2032	100.00	100.00	0.04	0.04
	COST QUA. BOR. IBRD 6M	5.06	1995	2015	18.00	18.00	0.26	0.26
	LIBOR BASE	0.86	1995	2015	16.70	16.70	2.01	2.01
	LIBOR BASE	0.99	1996	2017	113.40	113.40	24.97	24.97
	LIBOR BASE	0.99	1996	2017	50.00	50.00	15.77	15.77
	LIBOR BASE	0.99	1996	2017	58.00	58.00	12.12	12.12
	LIBOR BASE	0.66	1998	2018	50.00	50.00	15.16	15.16
	LIBOR BASE	0.66	1998	2018	10.00	10.00	4.30	4.30
	LIBOR BASE	0.66	1998	2018	19.00	19.00	7.43	7.43
	LIBOR BASE	0.94	1998	2018	300.00	300.00	43.51	43.51
	LIBOR BASE	0.66	1999	2019	27.50	27.50	10.71	10.71
	LIBOR BASE	0.93	1999	2019	100.00	100.00	29.16	29.16
	LIBOR BASE	0.87	2000	2020	100.00	100.00	58.19	58.19
	LIBOR BASE	1.01	2000	2020	150.00	150.00	71.87	71.87
	LIBOR BASE	1.01	2000	2020	4.79	4.79	2.04	2.04
	LIBOR BASE	0.98	2001	2021	60.00	60.00	32.97	32.97
	LIBOR BASE	0.70	2010	2034	405.00	405.00	324.70	324.70
	FIXED	5.54	2007	2026	250.00	250.00	250.00	250.00
	FIXED	0.96	2013	2037	100.00	100.00	0.25	0.25
	LIBOR BASE	0.87	2013	2037	300.00	300.00	300.00	300.00

			2007	2027	50.00	50.00	49.84	49.84

	FIXED	5.16	2007	2027			2.50	2.50
	FIXED	4.69	2007	2027			1.50	1.50
	FIXED	3.98	2007	2027			1.00	1.00
	FIXED	4.41	2007	2027			5.35	5.35
	FIXED	4.35	2007	2027			2.51	2.51
	FIXED	3.60	2007	2027			2.41	2.41
	FIXED	3.85	2007	2027			5.00	5.00
	FIXED	2.83	2007	2027			0.74	0.74
	FIXED	2.60	2007	2027			4.25	4.25
	FIXED	1.23	2007	2027			14.23	14.23
	FIXED	2.28	2007	2027			7.48	7.48
	FIXED	0.93	2007	2027			2.88	2.88
	LIBOR BASE	0.73	2008	2033	200.00	200.00	200.00	200.00

			2008	2032	232.00	232.00	75.74	75.74

	FIXED	3.67	2008	2032			0.58	0.58
	FIXED	4.17	2008	2032			3.00	3.00
	FIXED	4.14	2008	2032			0.04	0.04
	FIXED	3.51	2008	2032			1.98	1.98
	FIXED	3.73	2008	2032			6.84	6.84
	FIXED	2.66	2008	2032			6.06	6.06
	FIXED	2.47	2008	2032			9.30	9.30
	FIXED	0.78	2008	2032			12.79	12.79
	FIXED	0.57	2008	2032			35.15	35.15
	FIXED	1.89	2009	2033	10.00	10.00	8.97	8.97

			2005	2025	16.00	16.00	8.94	8.94

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	6.06	2005	2025			0.38	0.38
	FIXED	5.89	2005	2025			0.04	0.04
	FIXED	5.85	2005	2025			0.01	0.01
	FIXED	5.88	2005	2025			0.09	0.09
	FIXED	4.73	2005	2025			0.21	0.21
	FIXED	5.02	2005	2025			0.14	0.14
	FIXED	3.84	2005	2025			0.40	0.40
	FIXED	4.07	2005	2025			0.67	0.67
	FIXED	4.38	2005	2025			0.37	0.37
	FIXED	3.02	2005	2025			0.52	0.52
	FIXED	3.68	2005	2025			1.48	1.48
	FIXED	2.46	2005	2025			0.89	0.89
	FIXED	0.84	2005	2025			1.74	1.74
	FIXED	0.85	2005	2025			1.02	1.02
	FIXED	2.19	2005	2025			0.61	0.61
	FIXED	0.94	2005	2025			0.37	0.37

			2004	2023	5.00	5.00	3.79	3.79

	FIXED	5.56	2004	2023			0.04	0.04
	FIXED	5.87	2004	2023			0.25	0.25
	FIXED	5.83	2004	2023			0.19	0.19
	FIXED	5.84	2004	2023			0.04	0.04
	FIXED	4.62	2004	2023			0.44	0.44
	FIXED	4.98	2004	2023			0.63	0.63
	FIXED	3.74	2004	2023			0.40	0.40
	FIXED	3.92	2004	2023			0.32	0.32
	FIXED	4.17	2004	2023			0.40	0.40
	FIXED	2.82	2004	2023			0.46	0.46
	FIXED	3.71	2004	2023			0.45	0.45
	FIXED	2.56	2004	2023			0.17	0.17

			2002	2019	100.00	100.00	85.99	85.99

	FIXED	5.33	2002	2019			8.65	8.65
	FIXED	5.52	2002	2019			12.49	12.49
	FIXED	5.51	2002	2019			10.59	10.59
	FIXED	5.29	2002	2019			10.13	10.13
	FIXED	5.45	2002	2019			8.32	8.32
	FIXED	5.57	2002	2019			11.33	11.33
	FIXED	6.07	2002	2019			5.01	5.01
	FIXED	5.90	2002	2019			13.47	13.47
	FIXED	5.83	2002	2019			1.79	1.79
	FIXED	5.84	2002	2019			4.22	4.22

			2007	2026	11.00	11.00	6.52	6.52

	FIXED	5.63	2007	2026			0.10	0.10
	FIXED	5.14	2007	2026			0.25	0.25
	FIXED	4.68	2007	2026			0.05	0.05
	FIXED	3.96	2007	2026			0.04	0.04
	FIXED	4.37	2007	2026			0.12	0.12
	FIXED	4.31	2007	2026			0.50	0.50
	FIXED	3.54	2007	2026			0.63	0.63
	FIXED	3.79	2007	2026			0.31	0.31
	FIXED	2.78	2007	2026			1.14	1.14
	FIXED	0.91	2007	2026			0.39	0.39
	FIXED	0.98	2007	2026			1.10	1.10
	FIXED	2.22	2007	2026			1.36	1.36
	FIXED	0.75	2007	2026			0.53	0.53

			2007	2026	83.75	83.75	59.48	59.48

	FIXED	5.63	2007	2026			0.50	0.50
	FIXED	5.14	2007	2026			2.00	2.00
	FIXED	4.68	2007	2026			0.35	0.35
	FIXED	3.96	2007	2026			1.69	1.69
	FIXED	4.37	2007	2026			2.87	2.87
	FIXED	4.31	2007	2026			2.44	2.44
	FIXED	3.54	2007	2026			2.09	2.09
	FIXED	3.79	2007	2026			4.56	4.56

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.78	2007	2026			4.61	4.61
	FIXED	2.55	2007	2026			8.65	8.65
	FIXED	1.23	2007	2026			9.33	9.33
	FIXED	2.22	2007	2026			11.79	11.79
	FIXED	0.68	2007	2026			8.60	8.60

			2002	2022	100.00	100.00	73.43	73.43

	FIXED	5.30	2002	2022			2.25	2.25
	FIXED	5.50	2002	2022			1.11	1.11
	FIXED	5.50	2002	2022			2.28	2.28
	FIXED	5.27	2002	2022			3.58	3.58
	FIXED	5.45	2002	2022			1.63	1.63
	FIXED	5.57	2002	2022			4.60	4.60
	FIXED	6.07	2002	2022			6.49	6.49
	FIXED	5.90	2002	2022			3.76	3.76
	FIXED	5.85	2002	2022			9.96	9.96
	FIXED	5.85	2002	2022			4.60	4.60
	FIXED	4.54	2002	2022			5.92	5.92
	FIXED	4.97	2002	2022			5.93	5.93
	FIXED	3.67	2002	2022			10.22	10.22
	FIXED	3.81	2002	2022			5.42	5.42
	FIXED	2.69	2002	2022			0.26	0.26
	FIXED	3.57	2002	2022			3.22	3.22
	FIXED	2.46	2002	2022			2.20	2.20

			2003	2022	50.00	50.00	39.40	39.40

	FIXED	5.49	2003	2022			1.19	1.19
	FIXED	5.49	2003	2022			0.21	0.21
	FIXED	5.25	2003	2022			0.45	0.45
	FIXED	5.42	2003	2022			2.02	2.02
	FIXED	5.53	2003	2022			1.99	1.99
	FIXED	6.03	2003	2022			2.59	2.59
	FIXED	5.86	2003	2022			3.99	3.99
	FIXED	5.81	2003	2022			6.61	6.61
	FIXED	5.81	2003	2022			5.39	5.39
	FIXED	4.53	2003	2022			5.03	5.03
	FIXED	4.94	2003	2022			3.25	3.25
	FIXED	3.66	2003	2022			3.49	3.49
	FIXED	3.81	2003	2022			2.74	2.74
	FIXED	4.04	2003	2022			0.32	0.32
	FIXED	3.58	2003	2022			0.13	0.13

			2003	2022	33.60	33.60	25.05	25.05

	FIXED	5.49	2003	2022			1.06	1.06
	FIXED	5.49	2003	2022			0.59	0.59
	FIXED	5.25	2003	2022			0.68	0.68
	FIXED	5.42	2003	2022			0.72	0.72
	FIXED	5.53	2003	2022			2.81	2.81
	FIXED	6.03	2003	2022			3.00	3.00
	FIXED	5.86	2003	2022			2.24	2.24
	FIXED	5.81	2003	2022			5.54	5.54
	FIXED	5.81	2003	2022			1.92	1.92
	FIXED	4.53	2003	2022			2.72	2.72
	FIXED	4.94	2003	2022			2.02	2.02
	FIXED	3.66	2003	2022			1.30	1.30
	FIXED	3.81	2003	2022			0.45	0.45

			2003	2023	21.90	21.90	17.59	17.59

	FIXED	5.52	2003	2023			0.22	0.22
	FIXED	5.28	2003	2023			0.35	0.35
	FIXED	5.44	2003	2023			0.42	0.42
	FIXED	5.54	2003	2023			0.14	0.14
	FIXED	6.04	2003	2023			0.81	0.81
	FIXED	5.87	2003	2023			1.14	1.14
	FIXED	5.82	2003	2023			2.19	2.19
	FIXED	5.83	2003	2023			1.61	1.61
	FIXED	4.57	2003	2023			0.88	0.88

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	4.96	2003	2023			0.25	0.25
	FIXED	3.70	2003	2023			0.98	0.98
	FIXED	3.86	2003	2023			0.60	0.60
	FIXED	4.11	2003	2023			0.59	0.59
	FIXED	2.76	2003	2023			0.11	0.11
	FIXED	3.65	2003	2023			0.66	0.66
	FIXED	2.51	2003	2023			1.90	1.90
	FIXED	2.32	2003	2023			1.89	1.89
	FIXED	1.23	2003	2023			2.53	2.53
	FIXED	1.23	2003	2023			0.32	0.32

			2004	2024	60.00	60.00	22.84	22.84

	FIXED	5.47	2004	2024			0.69	0.69
	FIXED	5.56	2004	2024			0.46	0.46
	FIXED	6.05	2004	2024			0.71	0.71
	FIXED	5.88	2004	2024			2.02	2.02
	FIXED	5.84	2004	2024			0.82	0.82
	FIXED	5.86	2004	2024			0.10	0.10
	FIXED	4.66	2004	2024			9.52	9.52
	FIXED	4.99	2004	2024			8.52	8.52

			2005	2024	19.00	19.00	14.72	14.72

	FIXED	5.68	2005	2024			0.09	0.09
	FIXED	6.09	2005	2024			0.72	0.72
	FIXED	5.60	2005	2024			0.35	0.35
	FIXED	6.41	2005	2024			0.45	0.45
	FIXED	5.39	2005	2024			0.92	0.92
	FIXED	5.43	2005	2024			1.06	1.06
	FIXED	3.47	2005	2024			0.91	0.91
	FIXED	4.89	2005	2024			1.32	1.32
	FIXED	4.25	2005	2024			1.91	1.91
	FIXED	3.89	2005	2024			1.55	1.55
	FIXED	3.77	2005	2024			2.87	2.87
	FIXED	3.34	2005	2024			1.61	1.61
	FIXED	2.57	2005	2024			0.76	0.76
	FIXED	1.27	2005	2024			0.19	0.19

			2006	2026	200.00	200.00	200.00	200.00

	FIXED	6.43	2006	2026			2.53	2.53
	FIXED	5.45	2006	2026			9.08	9.08
	FIXED	5.49	2006	2026			36.12	36.12
	FIXED	3.49	2006	2026			24.33	24.33
	FIXED	5.00	2006	2026			8.81	8.81
	FIXED	4.42	2006	2026			28.51	28.51
	FIXED	4.05	2006	2026			26.64	26.64
	FIXED	3.98	2006	2026			18.46	18.46
	FIXED	3.56	2006	2026			3.02	3.02
	FIXED	2.71	2006	2026			28.93	28.93
	FIXED	1.02	2006	2026			0.79	0.79
	FIXED	0.86	2006	2026			9.34	9.34
	FIXED	0.86	2006	2026			0.90	0.90
	FIXED	2.20	2006	2026			2.54	2.54

			2006	2026	110.00	110.00	104.72	104.72

	FIXED	6.43	2006	2026			0.28	0.28
	FIXED	5.45	2006	2026			6.41	6.41
	FIXED	3.49	2006	2026			11.64	11.64
	FIXED	4.42	2006	2026			19.65	19.65
	FIXED	3.98	2006	2026			0.39	0.39
	FIXED	3.31	2006	2026			31.82	31.82
	FIXED	0.99	2006	2026			30.92	30.92
	FIXED	1.95	2006	2026			3.62	3.62
	LIBOR BASE	0.69	2010	2035	250.00	250.00	250.00	250.00
	FIXED	0.69	2010	2035	30.00	30.00	27.22	27.22
	FIXED	1.63	2009	2034	70.36	70.36	23.04	23.04
	LIBOR BASE	0.89	2010	2035	59.12	59.12	55.49	55.49

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	LIBOR BASE	0.97	2011	2036	10.00	10.00	1.31	1.31
	LIBOR BASE	0.90	2011	2036	250.00	250.00	250.00	250.00
	FIXED	0.90	2011	2037	500.00	500.00	500.00	500.00
	FIXED	3.00	1980	2021	5.70	5.70	1.82	1.82
	FIXED	3.00	1982	2023	9.90	9.90	2.37	2.37
	FIXED	3.00	1984	2021	3.20	3.20	0.02	0.02
	FIXED	3.00	1975	2017	15.00	15.00	2.82	2.82
	FIXED	3.00	1975	2017	5.00	5.00	0.91	0.91
	FIXED	3.00	1974	2016	2.00	2.00	0.23	0.23
	FIXED	3.00	1976	2017	10.00	10.00	1.67	1.67
	FIXED	3.00	1977	2018	3.00	3.00	0.68	0.68
	FIXED	3.00	1978	2019	5.00	5.00	1.25	1.25
	FIXED	3.00	1978	2018	2.25	2.25	0.37	0.37
	FIXED	3.00	1978	2018	0.21	0.21	0.18	0.18
	FIXED	3.00	1979	2020	10.62	10.62	3.35	3.35
	FIXED	3.00	1980	2021	6.38	6.38	2.13	2.13
	FIXED	3.00	1979	2021	4.40	4.40	1.47	1.47
	FIXED	3.00	1979	2020	5.00	5.00	1.14	1.14
	FIXED	3.00	1981	2021	10.12	10.12	3.61	3.61
	FIXED	3.00	1981	2022	1.00	1.00	0.36	0.36
	FIXED	3.00	1980	2021	2.30	2.30	0.74	0.74
	FIXED	3.00	1980	2021	2.70	2.70	0.84	0.84
	FIXED	3.00	1981	2022	1.60	1.60	0.32	0.32
	FIXED	3.00	1982	2023	4.50	4.50	0.35	0.35
	FIXED	3.00	1982	2023	8.30	8.30	0.09	0.09
	FIXED	3.00	1984	2023	7.00	7.00	0.02	0.02
	FIXED	3.00	1983	2024	13.50	13.50	0.09	0.09
	FIXED	3.00	1979	2021	2.50	2.50	0.35	0.35
	FIXED	3.00	1980	2023	7.50	7.50	1.68	1.68
	FIXED	3.00	1980	2023	9.20	9.20	0.23	0.23
	FIXED	3.00	1982	2023	2.90	2.90	0.13	0.13
	FIXED	3.00	1983	2025	7.80	7.80	0.50	0.50
	FIXED	3.00	1983	2024	1.00	1.00	0.03	0.03
	FIXED	3.00	1984	2024	2.30	2.30	0.17	0.17
	FIXED	3.00	1979	2022	1.60	1.60	0.30	0.30
	FIXED	3.00	1980	2023	3.30	3.30	0.95	0.95
	FIXED	3.00	2002	2016	41.25	41.25	5.35	5.35
	FIXED	3.00	1975	2017	3.50	3.50	0.58	0.58
	FIXED	3.00	1978	2021	5.00	5.00	1.41	1.41
	FIXED	3.00	1979	2022	2.62	2.62	0.31	0.31
	FIXED	3.00	1978	2024	0.88	0.88	0.20	0.20
	FIXED	3.00	1980	2021	1.50	1.50	0.15	0.15
	FIXED	3.00	1981	2022	7.10	7.10	1.14	1.14
	FIXED	3.00	1985	2015	40.00	40.00	4.61	4.61
	FIXED	3.00	1986	2016	40.00	40.00	4.92	4.92
	FIXED	3.00	1988	2018	30.00	30.00	5.77	5.77
	FIXED	3.00	1990	2020	21.00	21.00	6.46	6.46
	FIXED	4.00	1991	2021	15.00	15.00	5.62	5.62
	FIXED	4.00	1992	2022	20.00	20.00	7.50	7.50
	FIXED	3.00	1993	2023	20.00	20.00	9.17	9.17
	FIXED	3.00	1994	2019	15.00	15.00	4.99	4.99
	FIXED	4.00	1998	2018	10.00	10.00	3.75	3.75
	FIXED	2.00	1999	2019	30.00	30.00	13.12	13.12
	FIXED	2.00	2000	2020	40.00	40.00	20.00	20.00
	FIXED	1.00	2001	2031	40.00	40.00	29.03	29.03
	FIXED	1.00	2002	2032	20.00	20.00	15.37	15.37
	FIXED	1.00	2003	2033	40.00	40.00	32.31	32.31
	FIXED	1.00	2004	2034	20.00	20.00	16.92	16.92
	FIXED	1.00	2005	2036	20.00	20.00	17.18	17.18
	FIXED	1.00	2006	2037	20.00	20.00	19.13	19.13
	FIXED	0.75	1973	2022	12.70	12.70	3.43	3.43
	FIXED	0.75	1978	2027	28.00	28.00	9.36	9.36
	FIXED	0.75	1979	2029	40.00	40.00	15.47	15.47
	FIXED	4.25	1997	2014	10.00	10.00	0.05	0.05
	FIXED	2.75	2000	2016	10.00	10.00	2.10	2.10
	FIXED	3.00	2001	2021	7.00	7.00	2.97	2.97
	FIXED	4.00	2008	2028	30.00	30.00	1.47	1.47

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	4.00	2008	2028	10.00	10.00	1.37	1.37
	LIBOR BASE	0.47	1992	2022	20.00	20.00	8.50	8.50
	LIBOR BASE	0.27	1994	2024	15.00	15.00	8.25	8.25
	FIXED	1.50	1996	2027	25.75	25.75	16.96	16.96
	FIXED	2.50	1996	2013	9.48	9.48	0.56	0.56
	FIXED	3.40	1996	2012	22.95	22.95	0.00	0.00
	FIXED	3.40	1997	2014	28.02	28.02	2.78	2.78
	FIXED	1.95	1998	2014	38.51	38.51	3.85	3.85

			1995	2015	26.50	26.50	3.81	3.81

	FIXED	6.97	1995	2015			0.36	0.36
	FIXED	7.33	1995	2015			0.37	0.37
	FIXED	5.98	1995	2015			0.56	0.56
	FIXED	5.96	1995	2015			0.53	0.53
	FIXED	5.96	1995	2015			0.58	0.58
	FIXED	5.94	1995	2015			0.61	0.61
	FIXED	3.46	1995	2015			0.80	0.80
	LIBOR BASE	2.74	2007	2022	62.75	62.75	54.00	54.00
	FIXED	1.00	2000	2031	7.01	7.01	5.99	5.99
	FIXED	0.30	2002	2032	4.40	4.40	4.08	4.08
	FIXED	0.30	2002	2032	6.78	6.78	6.28	6.28
	FIXED	0.30	2002	2032	18.56	18.56	17.20	17.20
	FIXED	5.30	2002	2012	18.56	18.56	0.00	0.00
	FIXED	0.30	2002	2033	12.94	12.94	12.31	12.31
	FIXED	3.00	2001	2013	34.98	34.98	0.00	0.00
	FIXED	3.00	2003	2015	24.99	24.99	4.69	4.69
	FIXED	0.20	2006	2042	13.50	13.50	13.50	13.50
	FIXED	4.98	2006	2015	13.50	13.50	3.86	3.86
	FIXED	3.00	2009	2029	89.15	89.15	75.57	75.57
	FIXED	10.50	1983	2013	67.40	67.40	2.01	2.01
	FIXED	0.75	1974	2024	9.50	9.50	3.14	3.14
	FIXED	2.00	1988	2016	10.00	10.00	0.69	0.69
	FIXED	2.00	1989	2017	2.63	2.63	0.40	0.40

B. RELENT TO GOCCs/GFIs						2,290.06		974.26

EURO					85.61	115.77	29.29	39.61

	INTEREST FREE		1982	2012	1.86	2.51	0.00	0.00
	INTEREST FREE		1983	2013	1.86	2.51	0.11	0.14
	INTEREST FREE		1992	2022	3.72	5.03	1.86	2.51
	INTEREST FREE		1996	2025	3.26	4.41	2.13	2.88
	INTEREST FREE		2004	2038	6.31	8.54	6.27	8.47
	FIXED	2.00	1981	2015	8.18	11.06	0.04	0.05
	FIXED	2.00	1982	2012	5.11	6.91	0.00	0.00
	FIXED	2.00	1989	2019	32.11	43.42	10.63	14.38
	FIXED	2.00	1989	2019	9.20	12.45	2.92	3.95
	FIXED	2.00	1989	2019	7.36	9.96	2.34	3.16
	FIXED	5.02	2004	2017	6.63	8.96	3.00	4.06

JAPANESE YEN					160,825.70	1,637.04	81,638.73	831.00

	FIXED	3.00	1982	2012	670.00	6.82	0.00	0.00
	FIXED	3.00	1982	2012	490.00	4.99	0.00	0.00
	FIXED	3.00	1983	2013	4,500.00	45.81	0.00	0.00
	FIXED	3.00	1983	2013	240.00	2.44	0.00	0.00
	FIXED	3.50	1984	2014	2,905.00	29.57	141.49	1.44
	FIXED	3.50	1986	2016	175.00	1.78	20.89	0.21
	FIXED	3.00	1988	2018	1,272.00	12.95	207.50	2.11
	FIXED	3.00	1988	2018	6,015.00	61.23	1,302.72	13.26
	FIXED	3.00	1988	2018	2,478.00	25.22	13.47	0.14
	FIXED	3.00	1988	2018	192.00	1.95	37.12	0.38
	FIXED	2.70	1989	2019	5,054.00	51.44	1,474.14	15.01
	FIXED	2.70	1991	2021	2,005.00	20.41	723.76	7.37
	FIXED	2.70	1991	2021	5,788.00	58.92	2,145.17	21.84
	FIXED	3.00	1993	2023	18,120.00	184.44	8,787.38	89.45
	FIXED	3.00	1993	2023	1,259.00	12.82	583.32	5.94
	FIXED	2.70	1992	2022	1,094.00	11.14	346.21	3.52

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	3.00	1994	2024	11,433.00	116.38	5,226.21	53.20
	FIXED	3.00	1994	2024	9,795.00	99.70	5,231.07	53.25
	FIXED	3.00	1994	2024	6,212.00	63.23	1,305.69	13.29

	FIXED		1997	2027	26,344.00	268.16	17,192.49	175.00

	FIXED	2.70	1997	2027			16,930.92	172.34
	FIXED	2.30	1997	2027			261.58	2.66
	FIXED	0.75	1998	2038	23,668.00	240.92	11,046.10	112.44

	FIXED	1.00	2000	2040	22,262.00	226.60	18,183.15	185.09

	FIXED	1.00	2000	2040			16,561.10	168.58
	FIXED	0.75	2000	2040			1,622.05	16.51
	FIXED	1.00	2000	2040	8,266.00	84.14	7,316.46	74.47

	FIXED	1.00	2000	2040			6,581.57	66.99
	FIXED	0.75	2000	2040			734.89	7.48
	FIXED	3.00	1995	2025	545.40	5.55	324.81	3.31
	ADB FLOATING RATE	1.17	1991	2014	43.30	0.44	29.58	0.30

	SPECIAL DRAWING RIGHT				28.01	42.92	24.35	37.32

	FIXED	0.75	1996	2036	10.15	15.56	7.39	11.32
	FIXED	1.00	1991	2025	6.54	10.03	6.00	9.19
	FIXED	1.00	1996	2031	11.31	17.34	10.96	16.80

	UNITED STATES DOLLAR				494.32	494.32	66.34	66.34

	FIXED	3.00	2004	2024	400.00	400.00	45.20	45.20
	LIBOR BASE	0.69	1999	2017	2.30	2.30	0.70	0.70
	FIXED	3.00	1975	2016	20.00	20.00	2.39	2.39
	FIXED	3.00	1976	2017	20.00	20.00	2.81	2.81
	FIXED	3.00	1976	2017	20.00	20.00	3.75	3.75
	FIXED	0.75	1979	2029	22.00	22.00	8.94	8.94
	FIXED	0.75	1972	2022	10.02	10.02	2.55	2.55

	II. NG ASSUMED (REAL) LOAN					1.68	0.03	0.04

EURO					1.24	1.68	0.03	0.04

	INTEREST FREE	0.00	1987	2012	0.62	0.84	0.00	0.00
	INTEREST FREE	0.00	1987	2013	0.62	0.84	0.03	0.04

	III. NG ISSUED DEBT SECURITIES					33,013.17		28,202.70

EURO					500.00	676.15	500.00	676.15

	FIXED	6.25	2006	2016	500.00	676.15	500.00	676.15

	JAPANESE YEN BONDS				100,000.00	1,017.90	100,000.00	1,017.90

	FIXED	2.32	2010	2020	100,000.00	1,017.90	100,000.00	1,017.90

PHP					129,679.00	2,991.44	129,679.00	2,991.44

	FIXED	4.95	2010	2021	44,109.00	1,017.51	44,109.00	1,017.51
	FIXED	6.25	2011	2036	54,770.00	1,263.44	54,770.00	1,263.44
	FIXED	3.90	2012	2022	30,800.00	710.50	30,800.00	710.50

	UNITED STATED DOLLAR				28,327.68	28,327.68	23,517.21	23,517.21

	FIXED	8.75	1996	2016	690.00	690.00	526.09	526.09
	FIXED	9.88	1999	2019	500.00	500.00	261.23	261.23
	FIXED	9.88	1999	2019	200.00	200.00	200.00	200.00
	FIXED	9.50	1999	2024	1,006.29	1,006.29	480.41	480.41
	FIXED	9.88	1999	2019	400.00	400.00	400.00	400.00
	FIXED	10.63	2000	2025	1,000.00	1,000.00	632.89	632.89
	FIXED	9.38	2002	2017	750.00	750.00	547.21	547.21
	FIXED	9.00	2002	2013	500.00	500.00	0.00	0.00
	FIXED	9.00	2003	2013	500.00	500.00	0.00	0.00
	FIXED	8.25	2003	2014	750.00	750.00	0.00	0.00
	FIXED	8.25	2003	2014	750.00	750.00	744.69	744.69
	FIXED	10.63	2003	2025	300.00	300.00	300.00	300.00
	FIXED	8.88	2004	2015	500.00	500.00	0.00	0.00

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of September 30, 2013

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance as of September 30, 2013
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	8.25	2004	2014	200.00	200.00	200.00	200.00
	FIXED	9.38	2004	2017	250.00	250.00	250.00	250.00
	FIXED	8.88	2004	2015	300.00	300.00	290.01	290.01
	FIXED	10.63	2004	2025	700.00	700.00	700.00	700.00
	FIXED	9.50	2005	2030	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	8.88	2005	2015	250.00	250.00	250.00	250.00
	FIXED	9.50	2005	2030	500.00	500.00	500.00	500.00
	FIXED	8.00	2005	2016	1,000.00	1,000.00	215.55	215.55
	FIXED	7.75	2006	2031	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	7.75	2006	2031	450.00	450.00	450.00	450.00
	FIXED	8.00	2006	2016	300.00	300.00	300.00	300.00
	FIXED	7.75	2006	2031	434.51	434.51	434.51	434.51
	FIXED	7.50	2006	2024	774.20	774.20	774.20	774.20
	FIXED	6.38	2007	2032	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	6.38	2008	2032	500.00	500.00	500.00	500.00
	FIXED	8.38	2009	2019	1,500.00	1,500.00	1,237.75	1,237.75
	FIXED	6.50	2009	2020	750.00	750.00	750.00	750.00
	FIXED	6.38	2009	2034	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	6.50	2010	2020	650.00	650.00	650.00	650.00
	FIXED	6.38	2010	2034	850.00	850.00	850.00	850.00
	FIXED	4.00	2010	2021	2,075.87	2,075.87	2,075.87	2,075.87
	FIXED	6.38	2010	2034	946.81	946.81	946.81	946.81
	FIXED	5.50	2011	2026	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	6.38	2011	2034	50.00	50.00	50.00	50.00
	FIXED	5.00	2012	2037	1,500.00	1,500.00	1,500.00	1,500.00

(1)	Excludes External Debt Guaranteed by the Republic.
(2)	Amounts in original currencies were translated to US Dollars using BSP reference rates prevailing on September 30, 2013.

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013
TOTAL (I + I I)					3,745,790.12

I. ACTUAL OBLIGATIONS					3,676,970.12

A. TREASURY BILLS					309,913.30

AUCTION	Various		2013-2014		135,345.00
CB-BOL	Various		2013-2014		174,568.30

B. BONDS				50,097.05	55,220.54

28.5 Yr FXTB				97.05	97.05

Fixed Rate	12.8400%	1996	2025	97.05	97.05

Treasury Bonds (CB-BoL)	Floating Rate	1993	2018	50,000.00	50,000.00

Agrarian Reform Bonds	Floating Rate				5,123.49

C. FIXED RATE T/BONDS				1,774,622.56	1,582,719.90

3 Yr FXTB				65,000.00	65,000.00

AUCTION				60,000.00	60,000.00

Fixed Rate	1.6250%	2013	2016	60,000.00	60,000.00

OTC-GOCC				5,000.00	5,000.00

Fixed Rate	1.6250%	2013	2016	5,000.00	5,000.00

4 Yr FXTB				9,000.00	9,000.00

AUCTION				9,000.00	9,000.00

Fixed Rate	4.8750%	2011	2015	9,000.00	9,000.00

5 Yr FXTB				167,894.50	163,385.60

AUCTION				102,025.00	97,516.10

Fixed Rate	4.6250%	2010	2015	8,000.00	3,951.09
Fixed Rate	4.6250%	2011	2015	7,025.00	7,025.00
Fixed Rate	6.3750%	2011	2015	9,000.00	8,540.01
Fixed Rate	4.6250%	2012	2017	9,000.00	9,000.00
Fixed Rate	4.1250%	2012	2017	9,000.00	9,000.00
Fixed Rate	2.1250%	2013	2018	60,000.00	60,000.00

OTC-GOCC				61,075.10	61,075.10

Fixed Rate	6.3750%	2010	2015	9,909.60	9,909.60
Fixed Rate	4.6250%	2010	2015	1,820.90	1,820.90
Fixed Rate	6.3750%	2011	2015	4,960.50	4,960.50
Fixed Rate	4.6250%	2012	2017	43,689.30	43,689.30
Fixed Rate	4.1250%	2012	2017	34.60	34.60
Fixed Rate	2.1250%	2013	2018	660.20	660.20

OTC-TEI				4,794.40	4,794.40

Fixed Rate	6.3750%	2010	2015	3,853.10	3,853.10
Fixed Rate	4.6250%	2011	2015	401.60	401.60
Fixed Rate	4.6250%	2012	2017	513.60	513.60
Fixed Rate	2.1250%	2013	2018	26.10	26.10

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

7 Yr FXTB				441,034.75	385,088.46

AUCTION				237,701.00	181,758.31

Fixed Rate	7.1250%	2006	2013	8,000.00	3,641.77
Fixed Rate	6.5000%	2007	2014	12,700.00	2,954.94
Fixed Rate	8.3750%	2008	2015	21,000.00	5,002.00
Fixed Rate	7.1250%	2008	2013	2,900.00	2,900.00
Fixed Rate	6.5000%	2010	2014	12,871.00	8,500.00
Fixed Rate	7.0000%	2010	2017	33,710.00	14,502.22
Fixed Rate	5.3750%	2010	2017	8,000.00	5,737.38
Fixed Rate	5.0000%	2011	2018	43,820.00	43,820.00
Fixed Rate	7.0000%	2012	2017	9,000.00	9,000.00
Fixed Rate	5.0000%	2012	2019	3,700.00	3,700.00
Fixed Rate	4.7500%	2012	2019	18,000.00	18,000.00
Fixed Rate	3.8750%	2012	2019	64,000.00	64,000.00

TAP				9,250.00	9,250.00

Fixed Rate	5.0000%	2012	2018	9,250.00	9,250.00

OTC-GOCC				140,747.80	140,747.80

Fixed Rate	7.1250%	2006	2013	6,617.50	6,873.80
Fixed Rate	6.5000%	2007	2014	3,285.80	3,285.80
Fixed Rate	8.3750%	2008	2015	13,708.70	13,708.70
Fixed Rate	7.1250%	2008	2013	340.40	84.10
Fixed Rate	6.5000%	2010	2014	67.30	67.30
Fixed Rate	7.0000%	2010	2017	22,318.70	22,318.70
Fixed Rate	5.3750%	2010	2017	508.40	508.40
Fixed Rate	5.0000%	2011	2018	19,818.80	19,818.80
Fixed Rate	5.3750%	2012	2017	1,633.70	1,633.70
Fixed Rate	5.0000%	2012	2018	13,695.70	13,695.70
Fixed Rate	5.0000%	2012	2019	24,525.70	24,525.70
Fixed Rate	4.7500%	2012	2019	26,065.30	26,065.30
Fixed Rate	3.8750%	2012	2019	8,161.80	8,161.80

OTC-TEI				53,335.95	53,332.35

Fixed Rate	6.5000%	2007	2014	626.55	626.55
Fixed Rate	6.5000%	2010	2014	989.40	985.80
Fixed Rate	8.3750%	2008	2015	11,725.20	11,725.20
Fixed Rate	7.0000%	2010	2017	13,118.60	13,118.60
Fixed Rate	5.3750%	2010	2017	508.90	508.90
Fixed Rate	5.0000%	2011	2018	89.00	89.00
Fixed Rate	5.3750%	2012	2017	2,063.80	2,063.80
Fixed Rate	5.0000%	2012	2018	7,191.20	7,191.20
Fixed Rate	5.0000%	2012	2019	3,381.70	3,381.70
Fixed Rate	4.7500%	2012	2019	4,966.60	4,966.60
Fixed Rate	3.8750%	2013	2019	8,675.00	8,675.00

10 Yr FXTB				558,862.20	467,795.68

AUCTION				281,977.00	202,259.95

Fixed Rate	11.0000%	2003	2013	3,000.00	2,121.75
Fixed Rate	12.7500%	2004	2014	4,500.00	2,659.44
Fixed Rate	12.3750%	2005	2015	12,000.00	5,479.18
Fixed Rate	10.1250%	2005	2015	4,000.00	1,669.33

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013
Fixed Rate	9.2500%	2006	2016	8,000.00	2,884.39
Fixed Rate	7.5000%	2006	2016	2,000.00	1,215.53
Fixed Rate	7.0000%	2006	2016	3,315.00	2,332.09
Fixed Rate	6.2500%	2006	2016	6,000.00	2,597.64
Fixed Rate	7.7500%	2008	2017	4,500.00	2,943.58
Fixed Rate	7.8750%	2009	2019	30,900.00	12,109.65
Fixed Rate	7.7500%	2010	2020	22,862.00	8,478.86
Fixed Rate	6.1250%	2010	2020	8,000.00	4,389.85
Fixed Rate	6.1250%	2011	2020	5,400.00	5,400.00
Fixed Rate	5.8750%	2011	2018	43,500.00	34,716.96
Fixed Rate	6.5000%	2011	2021	36,000.00	25,261.72
Fixed Rate	5.7500%	2011	2021	9,000.00	9,000.00
Fixed Rate	5.7500%	2012	2021	27,000.00	27,000.00
Fixed Rate	4.8750%	2012	2022	9,000.00	9,000.00
Fixed Rate	4.7500%	2012	2022	9,000.00	9,000.00
Fixed Rate	4.0000%	2012	2022	9,000.00	9,000.00
Fixed Rate	4.0000%	2013	2022	25,000.00	25,000.00

TAP				999.00	999.00

Fixed Rate	7.7500%	2010	2020	179.00	179.00
Fixed Rate	6.5000%	2011	2021	820.00	820.00

OTC-GOCC				157,825.50	154,108.99

Fixed Rate	11.0000%	2003	2013	50.30	50.30
Fixed Rate	12.3750%	2004	2014	13,783.00	10,074.69
Fixed Rate	12.7500%	2004	2014	936.90	936.90
Fixed Rate	12.3750%	2005	2015	727.90	727.90
Fixed Rate	11.8750%	2005	2015	330.40	330.40
Fixed Rate	10.1250%	2005	2015	40.10	40.10
Fixed Rate	9.2500%	2006	2016	828.30	828.30
Fixed Rate	7.5000%	2006	2016	8,528.80	8,528.80
Fixed Rate	7.7500%	2007	2017	14,770.30	14,762.10
Fixed Rate	7.7500%	2008	2017	8.20	8.20
Fixed Rate	8.8750%	2008	2018	5,607.70	5,607.70
Fixed Rate	7.8750%	2009	2019	17,429.30	17,429.30
Fixed Rate	7.8750%	2010	2019	107.40	107.40
Fixed Rate	7.7500%	2010	2020	6,316.60	6,316.60
Fixed Rate	6.1250%	2010	2020	4,932.90	4,932.90
Fixed Rate	6.2500%	2011	2016	236.40	236.40
Fixed Rate	5.8750%	2011	2018	522.20	522.20
Fixed Rate	7.8750%	2011	2019	628.90	628.90
Fixed Rate	6.1250%	2011	2020	26.30	26.30
Fixed Rate	6.5000%	2011	2021	10,506.40	10,506.40
Fixed Rate	5.7500%	2011	2021	5,930.70	5,930.70
Fixed Rate	4.8750%	2012	2022	19,458.70	19,458.70
Fixed Rate	4.7500%	2012	2022	15,849.80	15,849.80
Fixed Rate	4.0000%	2012	2022	30,268.00	30,268.00

OTC-TEI				118,060.70	110,427.75

Fixed Rate	9.9000%	2003	2013	10.30	10.30
Fixed Rate	12.3750%	2004	2014	0.80	0.80
Fixed Rate	11.1375%	2004	2014	446.50	446.50
Fixed Rate	12.7500%	2004	2014	200.00	200.00
Fixed Rate	11.4750%	2004	2014	1,739.90	1,739.90

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013
Fixed Rate	12.3750%	2005	2015	3,526.30	3,526.30
Fixed Rate	11.1375%	2005	2015	3,409.50	3,409.50
Fixed Rate	11.8750%	2005	2015	8,246.40	6,639.15
Fixed Rate	10.8750%	2005	2015	587.90	587.90
Fixed Rate	9.1125%	2005	2015	38.00	38.00
Fixed Rate	9.2500%	2006	2016	987.20	987.20
Fixed Rate	8.3250%	2006	2016	110.00	110.00
Fixed Rate	7.5000%	2006	2016	126.80	126.80
Fixed Rate	7.7500%	2007	2017	1,039.60	365.20
Fixed Rate	7.7500%	2008	2017	3,055.50	3,729.90
Fixed Rate	5.8750%	2008	2018	50.00	50.00
Fixed Rate	8.8750%	2008	2018	7,327.50	1,301.80
Fixed Rate	7.8750%	2009	2019	43,176.10	43,176.10
Fixed Rate	7.7500%	2010	2020	5,644.30	5,644.30
Fixed Rate	6.1250%	2010	2020	10,726.00	10,726.00
Fixed Rate	7.7500%	2011	2020	1,586.50	1,586.50
Fixed Rate	6.2500%	2011	2016	2,232.00	2,232.00
Fixed Rate	5.8750%	2011	2018	5,608.10	5,608.10
Fixed Rate	6.5000%	2011	2021	8,942.60	8,942.60
Fixed Rate	4.8750%	2012	2022	324.40	324.40
Fixed Rate	4.7500%	2012	2022	7,225.50	7,225.50
Fixed Rate	4.0000%	2012	2022	68.00	68.00
Fixed Rate	4.0000%	2013	2022	1,625.00	1,625.00

20 Yr FXTB				297,454.71	261,865.31

AUCTION				143,395.00	107,755.60

Fixed Rate	14.3750%	1997	2017	2,000.00	1,625.88
Fixed Rate	15.0000%	2002	2022	4,000.00	3,637.40
Fixed Rate	12.7500%	2002	2022	1,000.00	760.00
Fixed Rate	13.0000%	2003	2023	4,500.00	2,862.99
Fixed Rate	11.8750%	2003	2023	6,972.00	4,818.49
Fixed Rate	11.3750%	2003	2023	3,000.00	1,441.12
Fixed Rate	12.3750%	2004	2024	3,252.00	2,530.54
Fixed Rate	12.8750%	2004	2024	2,948.00	2,269.02
Fixed Rate	13.7500%	2004	2024	3,330.00	2,493.00
Fixed Rate	12.1250%	2005	2025	8,500.00	4,994.75
Fixed Rate	10.2500%	2006	2026	13,578.00	8,028.51
Fixed Rate	8.0000%	2006	2026	4,322.00	2,268.44
Fixed Rate	8.6250%	2007	2027	5,925.00	1,225.83
Fixed Rate	9.5000%	2008	2028	4,918.00	3,562.18
Fixed Rate	9.5000%	2009	2028	8,500.00	8,500.00
Fixed Rate	8.7500%	2010	2030	17,000.00	7,087.45
Fixed Rate	5.8750%	2012	2032	15,650.00	15,650.00
Fixed Rate	5.7500%	2012	2032	9,000.00	9,000.00
Fixed Rate	3.6250%	2013	2033	25,000.00	25,000.00

TAP				37,769.90	37,769.90

Fixed Rate	14.3750%	1997	2017	3,804.90	3,804.90
Fixed Rate	13.0000%	2003	2023	1,900.00	1,900.00
Fixed Rate	11.3750%	2003	2023	670.00	670.00
Fixed Rate	8.6250%	2007	2027	1,895.00	1,895.00
Fixed Rate	8.6250%	2008	2027	3,500.00	3,500.00
Fixed Rate	8.7500%	2010	2030	17,000.00	17,000.00
Fixed Rate	5.8750%	2012	2032	9,000.00	9,000.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

OTC-GOCC				42,129.11	42,129.11

Fixed Rate	14.3750%	1997	2017	4,020.10	4,020.11
Fixed Rate	12.8400%	1998	2018	10.45	10.45
Fixed Rate	12.8400%	1999	2019	6.52	6.52
Fixed Rate	12.8400%	2000	2020	2.20	2.20
Fixed Rate	12.8400%	2001	2021	2.42	2.42
Fixed Rate	12.8400%	2002	2022	2.67	2.67
Fixed Rate	15.0000%	2002	2022	3,116.10	3,116.10
Fixed Rate	12.8400%	2003	2023	2.95	2.95
Fixed Rate	13.0000%	2003	2023	5.40	5.40
Fixed Rate	11.8750%	2003	2023	14.50	14.50
Fixed Rate	11.3750%	2003	2023	1.80	1.80
Fixed Rate	12.3750%	2004	2024	0.80	0.80
Fixed Rate	12.8750%	2004	2024	276.80	276.80
Fixed Rate	13.7500%	2004	2024	863.80	863.80
Fixed Rate	12.1250%	2005	2025	276.90	276.90
Fixed Rate	10.2500%	2006	2026	2.70	2.70
Fixed Rate	8.6250%	2007	2027	162.50	162.50
Fixed Rate	9.5000%	2008	2028	4,162.70	4,162.70
Fixed Rate	8.7500%	2010	2030	8,914.70	8,914.70
Fixed Rate	8.0000%	2011	2026	437.80	437.80
Fixed Rate	8.6250%	2011	2027	0.80	0.80
Fixed Rate	8.7500%	2011	2030	2,592.20	2,592.20
Fixed Rate	5.8750%	2012	2032	2,007.80	2,007.80
Fixed Rate	5.7500%	2012	2032	10,006.00	10,006.00
Fixed Rate	3.6250%	2013	2033	5,238.50	5,238.50

OTC-TEI				74,160.70	74,210.70

Fixed Rate	13.5000%	2002	2022	35.00	35.00
Fixed Rate	13.0000%	2003	2023	900.00	900.00
Fixed Rate	11.7000%	2003	2023	287.00	287.00
Fixed Rate	11.1375%	2004	2024	258.30	258.30
Fixed Rate	11.5875%	2004	2024	60.00	60.00
Fixed Rate	12.3750%	2004	2024	15.90	15.90
Fixed Rate	10.9125%	2005	2025	119.00	119.00
Fixed Rate	12.1250%	2005	2025	453.10	453.10
Fixed Rate	10.2500%	2006	2026	1,163.90	1,163.90
Fixed Rate	8.6250%	2007	2027	1,015.80	1,015.80
Fixed Rate	9.5000%	2008	2028	107.50	107.50
Fixed Rate	9.5000%	2009	2028	1,253.10	1,253.10
Fixed Rate	8.7500%	2010	2030	37,815.40	37,815.40
Fixed Rate	8.0000%	2011	2026	9,479.10	9,529.10
Fixed Rate	8.6250%	2011	2027	50.00	50.00
Fixed Rate	5.8750%	2012	2032	11,366.40	11,366.40
Fixed Rate	5.7500%	2012	2032	1,473.70	1,473.70
Fixed Rate	3.6250%	2013	2033	8,307.50	8,307.50

25 Yr FXTB				235,376.40	230,584.84

AUCTION				92,011.00	87,220.14

Fixed Rate	18.2500%	2000	2025	5,286.00	3,837.36
Fixed Rate	12.5000%	2005	2030	4,000.00	2,822.80
Fixed Rate	11.2500%	2006	2031	3,104.00	2,406.69

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013
Fixed Rate	9.3750%	2006	2031	8,000.00	7,832.54
Fixed Rate	8.5000%	2007	2032	7,000.00	5,699.76
Fixed Rate	9.2500%	2009	2034	13,000.00	13,000.00
Fixed Rate	8.0000%	2010	2035	8,500.00	8,500.00
Fixed Rate	11.2500%	2011	2031	4,121.00	4,121.00
Fixed Rate	8.0000%	2011	2035	3,000.00	3,000.00
Fixed Rate	7.6250%	2011	2036	27,000.00	27,000.00
Fixed Rate	5.7500%	2012	2037	9,000.00	9,000.00

TAP				11,151.00	11,151.00

Fixed Rate	18.2500%	2000	2025	2,320.00	2,320.00
Fixed Rate	12.5000%	2005	2030	3,000.00	3,000.00
Fixed Rate	8.5000%	2007	2032	4,064.00	4,064.00
Fixed Rate	8.5000%	2008	2032	967.00	967.00
Fixed Rate	7.6250%	2011	2036	800.00	800.00

OTC-GOCC				72,053.20	72,052.50

Fixed Rate	18.2500%	2000	2025	96.10	96.10
Fixed Rate	12.5000%	2005	2030	57.50	57.50
Fixed Rate	11.2500%	2006	2031	70.60	69.90
Fixed Rate	8.5000%	2007	2032	10,359.20	10,359.20
Fixed Rate	9.2500%	2009	2034	7,857.20	7,857.20
Fixed Rate	8.0000%	2010	2035	43,447.10	43,447.10
Fixed Rate	8.5000%	2011	2032	88.20	88.20
Fixed Rate	8.0000%	2011	2035	73.50	73.50
Fixed Rate	7.6250%	2011	2036	5,003.80	5,003.80
Fixed Rate	5.7500%	2012	2037	5,000.00	5,000.00

OTC-TEI				60,161.20	60,161.20

Fixed Rate	18.2500%	2000	2025	500.00	500.00
Fixed Rate	11.2500%	2005	2030	100.20	100.20
Fixed Rate	11.2500%	2006	2031	2,855.40	2,855.40
Fixed Rate	10.1250%	2006	2031	255.00	255.00
Fixed Rate	8.5000%	2007	2032	1,040.00	1,040.00
Fixed Rate	9.2500%	2009	2034	9,984.90	9,984.90
Fixed Rate	8.0000%	2010	2035	8,991.00	8,991.00
Fixed Rate	11.2500%	2011	2031	2,088.20	2,088.20
Fixed Rate	8.5000%	2011	2032	26,870.80	26,870.80
Fixed Rate	7.6250%	2011	2036	888.30	888.30
Fixed Rate	5.7500%	2012	2037	6,587.40	6,587.40

D. Retail Treasury Bonds				924,218.91	860,169.16

5 Yr RTB				124,224.79	96,321.95

AUCTION/IPO				103,205.79	75,302.95

Fixed Rate	6.2500%	2009	2014	50,185.79	31,105.72
Fixed Rate	5.8750%	2010	2015	30,014.00	25,296.64
Fixed Rate	6.0000%	2011	2016	23,006.00	18,900.58

OTC-GOCC				16,219.00	16,219.00

Fixed Rate	6.2500%	2009	2014	5,800.00	5,800.00
Fixed Rate	5.8750%	2010	2015	416.00	416.00
Fixed Rate	6.0000%	2011	2016	10,003.00	10,003.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

OTC-TEI				4,800.00	4,800.00

Fixed Rate	6.2500%	2009	2014	3,500.00	3,500.00
Fixed Rate	5.8750%	2010	2015	1,300.00	1,300.00

7 Yr RTB				69,380.88	53,048.39

AUCTION/IPO				58,723.88	42,391.39

Fixed Rate	7.0000%	2009	2016	29,372.88	18,763.25
Fixed Rate	6.6250%	2010	2017	29,351.00	23,628.14

OTC-GOCC				5,357.00	5,357.00

Fixed Rate	7.0000%	2009	2016	5,000.00	5,000.00
Fixed Rate	6.6250%	2010	2017	357.00	357.00

OTC-TEI				5,300.00	5,300.00

Fixed Rate	7.0000%	2009	2016	1,000.00	1,000.00
Fixed Rate	6.6250%	2010	2017	4,300.00	4,300.00

10 Yr RTB				102,720.00	82,905.58

AUCTION/IPO				61,608.00	41,793.58

Fixed Rate	7.2500%	2010	2020	25,635.00	13,098.23
Fixed Rate	7.3750%	2011	2021	35,973.00	28,695.35

OTC-GOCC				13,036.00	13,036.00

Fixed Rate	7.2500%	2010	2020	1,897.00	1,897.00
Fixed Rate	7.3750%	2011	2021	11,139.00	11,139.00

OTC-TEI				28,076.00	28,076.00

Fixed Rate	7.2500%	2010	2020	4,230.00	4,230.00
Fixed Rate	7.3750%	2011	2021	23,846.00	23,846.00

10 Yr RTB2				204,953.06	204,953.06

AUCTION/IPO				172,403.06	172,403.06

Fixed Rate	5.7500%	2011	2021	22,403.06	22,403.06
Fixed Rate	3.2500%	2013	2023	150,000.00	150,000.00

OTC-GOCC				29,050.00	29,050.00

Fixed Rate	5.7500%	2011	2021	506.60	506.60
Fixed Rate	5.7500%	2011	2021	28,543.40	28,543.40

OTC-TEI				3,500.00	3,500.00

Fixed Rate	5.7500%	2011	2021	3,500.00	3,500.00

15 Yr RTB				99,281.43	99,281.43

AUCTION/IPO				64,284.43	64,284.43

Fixed Rate	6.2500%	2011	2026	29,053.96	29,053.96
Fixed Rate	5.3750%	2012	2027	35,230.47	35,230.47

OTC-GOCC				28,497.00	28,497.00

Fixed Rate	6.2500%	2011	2026	90.00	90.00
Fixed Rate	6.2500%	2011	2026	24,500.00	24,500.00
Fixed Rate	5.3750%	2012	2027	3,730.00	3,730.00
Fixed Rate	5.3750%	2012	2027	177.00	177.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

OTC-TEI				6,500.00	6,500.00

Fixed Rate	6.2500%	2011	2026	500.00	500.00
Fixed Rate	6.2500%	2011	2026	1,000.00	1,000.00
Fixed Rate	5.3750%	2012	2027	5,000.00	5,000.00

20 Yr RTB				135,658.75	135,658.75

AUCTION/IPO				129,573.75	129,573.75

Fixed Rate	5.8750%	2012	2032	129,573.75	129,573.75

OTC-GOCC				85.00	85.00

Fixed Rate	5.8750%	2012	2032	85.00	85.00

OTC-TEI				6,000.00	6,000.00

Fixed Rate	5.8750%	2012	2032	6,000.00	6,000.00

25 Yr RTB				188,000.00	188,000.00

AUCTION/IPO				188,000.00	188,000.00

Fixed Rate	6.1250%	2012	2037	188,000.00	188,000.00

E. 10 Yr Special Purpose T/Bonds for CARP				7,000.00	7,000.00

AUCTION				4,000.00	4,000.00

Fixed Rate	12.2500%	2004	2014	4,000.00	4,000.00

TAP				3,000.00	3,000.00

Fixed Rate	12.2500%	2004	2014	3,000.00	3,000.00

F. BENCHMARK BONDS				946,552.85	834,133.64

5 Yr				151,710.72	107,925.53

REGULAR/SWITCH AUCTION				97,730.92	53,945.73

Fixed Rate	6.250%	2009	2014	97,730.92	53,945.73

OTC-GOCC				27,194.80	27,194.80

Fixed Rate	6.250%	2009	2014	27,194.80	27,194.80

OTC-TEI				26,785.00	26,785.00

Fixed Rate	6.250%	2009	2014	26,785.00	26,785.00

7 Yr				158,924.93	136,771.27

REGULAR/SWITCH AUCTION				85,983.63	30,312.57

Fixed Rate	7.000%	2009	2016	85,983.63	30,312.57

OTC-GOCC				11,849.40	41,498.80

Fixed Rate	7.000%	2009	2016	11,849.40	41,498.80

OTC-TEI				61,091.90	64,959.90

Fixed Rate	7.000%	2009	2016	61,091.90	64,959.90

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

10 Yr				146,443.17	99,962.81

REGULAR/SWITCH AUCTION				83,631.65	48,574.36

Fixed Rate	9.125%	2006	2016	65,631.65	30,574.36
Fixed Rate	9.125%	2007	2016	18,000.00	18,000.00

OTC-GOCC				2,928.50	2,928.50

Fixed Rate	9.125%	2006	2016	37.40	37.40
Fixed Rate	9.125%	2007	2016	392.10	392.10
Fixed Rate	9.125%	2008	2016	2,492.70	2,492.70
Fixed Rate	9.125%	2009	2016	6.30	6.30

OTC-TEI				15,366.90	15,366.90

Fixed Rate	9.125%	2006	2016	47.50	47.50
Fixed Rate	9.125%	2007	2016	180.20	180.20
Fixed Rate	9.125%	2008	2016	14,940.80	14,940.80
Fixed Rate	9.125%	2009	2016	198.40	198.40

SWITCH AUCTION				33,452.93	22,029.85

Fixed Rate	5.875%	2010	2020	33,452.93	22,029.85

OTC-GOCC				1,472.90	1,472.90

Fixed Rate	5.875%	2011	2020	517.60	517.60
Fixed Rate	5.875%	2011	2020	955.30	955.30

OTC-TEI				9,590.30	9,590.30

Fixed Rate	5.875%	2011	2020	280.10	280.10
Fixed Rate	5.875%	2011	2020	207.00	207.00
Fixed Rate	5.875%	2011	2020	9,103.20	9,103.20

10.5 Yr				67,626.83	67,626.83

SWITCH AUCTION				67,616.83	67,616.83

Fixed Rate	6.375%	2011	2022	67,616.83	67,616.83

OTC-TEI				10.00	10.00

Fixed Rate	6.375%	2011	2022	10.00	10.00

20 Yr				255,837.15	255,837.15

SWITCH AUCTION				255,837.15	255,837.15

Fixed Rate	8.000%	2011	2031	255,837.15	255,837.15

25 Yr				166,010.04	166,010.04

SWITCH AUCTION				166,010.04	166,010.04

Fixed Rate	8.125%	2010	2035	166,010.04	166,010.04

G. MULTICURRENCY RTBs (2)					6,138.58

a. USDollar RTBs				6,147.11	5,824.64

5 Yr Fixed Rate	4.125%	2010	2015	6,147.11	5,824.64

b. EURO RTBs				320.33	313.95

5 Yr Fixed Rate	4.125%	2010	2015	320.33	313.95

DOMESTIC GOVERNMENT SECURITIES(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2013

H. ONSHORE DOLLAR BONDS (2)				20,450.00	21,675.00

10.5 Yr Fixed Rate	2.750%	2012	2023	20,450.00	21,675.00

II. NG GUARANTEED Government Securities (3)					68,820.00

A. NDC (Agri-Agra Bonds)				3,500.00	3,500.00

5 Yr Fixed Rate	5.125%	2009	2014	3,500.00	3,500.00

B. HGC ZERO COUPON BOND				12,000.00	12,000.00

7 Yr		2006	2013	12,000.00	12,000.00

C. NFA Fixed Rate Coupon Bond				17,000.00	17,000.00

10 Yr Fixed Rate	6.750%	2008	2018	8,000.00	8,000.00
10 Yr Fixed Rate	6.375%	2009	2019	9,000.00	9,000.00

D. NPC Fixed Rate COUPON BOND				6,320.00	6,320.00

10 Yr Fixed Rate	5.875%	2006	2016	6,320.00	6,320.00

E. PSALM Fixed Rate RTB				30,000.00	30,000.00

5 Yr Fixed Rate	6.875%	2010	2015	11,322.00	11,322.00
7 Yr Fixed Rate	7.750%	2010	2017	18,678.00	18,678.00

(1)	Excludes Government securities issued offshore by the Republic.
(2)	Multicurrency RTBs and Onshore Dollar Bonds converted to Pesos using BSP reference rate as of September 30, 2013:

1 USD = (Peso)43.35	1 EUR = 1.3523 USD
(3)	Excludes HGC guranteed PAG-IBIG Housing Bonds amounting to (Peso)12.0B.

DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate + Spread (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2013
				In Original Currency	In Philippine Peso	In Original Currency	In Philippine Peso
TOTAL					444		600

DIRECT LOANS					0		156

AGENCIES					0	156	156

PHILIPPINE PESOS						156	156
INTEREST FREE		1953	Upon Demand			79	79
INTEREST FREE		1953	Upon Demand			48	48
INTEREST FREE		1953	Upon Demand			29	29

ASSUMED LOANS (REAL)				444	444	444	444

PHILIPPINE PESOS				444	444	444	444

INTEREST FREE		1986	Upon Demand	120	120	120	120
INTEREST FREE		1986	Upon Demand	72	72	72	72
INTEREST FREE		1986	Upon Demand	50	50	50	50
INTEREST FREE		1986	Upon Demand	200	200	200	200
INTEREST FREE		1986	Upon Demand	1	1	1	1

(1)	Excludes Government securities and debt guaranteed by the Republic.

GUARANTEED DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

As of September 30, 2013

(In million Pesos)

Interest Rate Basis	Interest Rate + Spread (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2013
				In Original Currency	In Philippine Peso	In Original Currency	In Philippine Peso
TOTAL				74,882	74,882	74,882	74,799

GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.				220	220	220	136

INTEREST FREE	0.0000%	1986	Upon Demand	7	7	7	7
INTEREST FREE	0.0000%	1986	Upon Demand	30	30	30	30
INTEREST FREE	0.0000%	1986	Upon Demand	12	12	12	12
INTEREST FREE	0.0000%	1986	Upon Demand	17	17	17	17
INTEREST FREE	0.0000%	1986	Upon Demand	35	35	35	15
INTEREST FREE	0.0000%	1986	Upon Demand	7	7	7	7
INTEREST FREE	0.0000%	1986	Upon Demand	6	6	6	6
INTEREST FREE	0.0000%	1986	Upon Demand	5	5	5	5
INTEREST FREE	0.0000%	1986	Upon Demand	3	3	3	3
INTEREST FREE	0.0000%	1986	Upon Demand	1	1	1	1
INTEREST FREE	0.0000%	1986	Upon Demand	19	19	19	19
INTEREST FREE	0.0000%	1986	Upon Demand	32	32	32	1
INTEREST FREE	0.0000%	1986	Upon Demand	32	32	32	5
INTEREST FREE	0.0000%	1986	Upon Demand	8	8	8	3
INTEREST FREE	0.0000%	1986	Upon Demand	4	4	4	4

NG DIRECT GUARANTEE ON GOCC LOANS				74,663	74,663	74,663	74,663

FLOATING RATE	3.7500%	2012	2013	1,350	1,350	1,350	1,350
FLOATING RATE	4.0000%	2011	2021	73,313	73,313	73,313	73,313

(1)	Excludes securities issued by GOCCs.

ISSUER

Republic of the Philippines

Department of Finance, Office of the Secretary

Department of Finance Building

BSP Complex

Manila

Republic of the Philippines

LEGAL ADVISORS TO THE REPUBLIC OF THE PHILIPPINES

As to U.S. federal and New York State law:	As to Philippine law:
Linklaters	Department of Justice
10th Floor, Alexandra House	Padre Faura Street
18 Chater Road	Malate
Hong Kong	Manila
Republic of the Philippines

LEGAL ADVISORS TO THE UNDERWRITERS

As to U.S. federal and New York State law:	As to Philippine law:
Cleary Gottlieb Steen & Hamilton LLP	Romulo Mabanta Buenaventura
c/o 37th Floor, Hysan Place	Sayoc & de los Angeles
500 Hennessy Road	Corporate Banking & Finance
Hong Kong	21st Floor, Philamlife Tower
8767 Paseo de Roxas
Makati City
Republic of the Philippines

FISCAL AGENT, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT	LUXEMBOURG LISTING AGENT

The Bank of New York Mellon	The Bank of New York Mellon (Luxembourg) S.A.
101 Barclay Street	Vertigo Building - Polaris
New York, New York 10286	2-4 rue Eugène Ruppert
United States of America	L-2453 Luxembourg

LUXEMBOURG PAYING AND TRANSFER AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building - Polaris

2-4 rue Eugène Ruppert

L-2453 Luxembourg